EXHIBIT 99.2

PUBLIC SERVICE COMMISSION
OF WEST VIRGINIA
CHARLESTON

At a session of the PUBLIC SERVICE COMMISSION OF WEST VIRGINIA in the City of Charleston on the 7th day of April, 2006.

CASE NO. 05-0402-E-CN

MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, each
doing business as ALLEGHENY POWER
Application for certificate of Convenience
and Necessity for construction of emission
control facilities at the Ft. Martin Generating
Station in Monongalia County, West Virginia

CASE NO. 05-0750-E-PC

MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, each
doing business as ALLEGHENY POWER
Petition for consent and approval for
financing and affiliated agreements which
complement the certificate application.

COMMISSION ORDER

These cases bring final resolution to proceedings begun eight years ago. With this Order, and the Order issued today in Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC, the Commission shall approve a proposed restructuring of the ownership of certain generating assets, including the Ft. Martin plant; grant a certificate of public convenience and necessity authorizing the construction and operation of a flue gas desulfurization system and related facilities; and authorize financing the certificate project and related financing costs using the securitization financing mechanism provided for in W. Va. Code§ 24-2-4e.

Contents

I.	Procedural Background

II.	Discussion
A.	Protected Treatment

B.	Objections by Longview Power, LLC
C.	Resolution of related cases
D.	Application for a Certificate of Convenience and Necessity
E.	FO Joint Stipulation
i.	Commission’s authority to modify the FO Joint Stipulation
ii.	Discussion regarding Securitization

III.	Findings of Fact
A.	Findings Required Under W. Va. Code§ 24-2-4e(d)(3)
B.	Findings Required Under W. Va. Code§ 24-2-4e(d)(4)
C.	Environmental Control Activities
D.	Estimated Construction Schedule
E.	Environmental Control Charges
F.	Financing Costs
G.	Transaction Structure
H.	Security for the Environmental Control Bonds
I.	Financing Cost Allocation Methodology
J.	The Applicants as “Servicers” of the Environmental Control Property
K.	The Environmental Control Charge
L.	The Guaranteed True-Up Adjustment Mechanism
M.	Estimated Bond Issuance Dates, Maturities and Amortization
N.	Environmental Control Bonds to Be Treated as “Debt” for Federal Income Tax Purposes
O.	Affiliated Agreements and Non-Affiliated Agreements
P.	Economic Commitments
Q.	The Commission’s Financial Advisor
R.	Underwriter Certifications and Other Requirements
S.	Motions for Protective Treatment
T.	Application for Certificate of Convenience and Necessity

IV.	Conclusions of Law

V.	Ordering Paragraphs
A.	The Environmental Control Charges
B.	The Commission’s Financial Advisor
C.	Financing Costs; Financing Cost Caps
D.	Transaction Structure
E.	Security for the Environmental Control Bonds
F.	Servicing of Environmental Control Property
G.	The Guaranteed True-Up Adjustment Mechanism
H.	Applicant Assurances
I.	Pre-Issuance and Post-Issuance Filings and Approvals
J.	Authorizations to the Applicants

K.	Flexibility in Terms of Issuance of Environmental Control Bonds; Certifications and Final Approval of Terms of Bonds
L.	Approval of Affiliated Agreements and Non-Affiliated Agreements
M.	Economic Commitments
N.	Relationship to Ownership Restructuring
O.	Reservation of Discretion to the Applicants
P.	Irrevocability and Other Attributes of Financing Order
Q.	Additional Ratemaking Provisions
R.	Disposition of Motion for Protective Order; Confidential Treatment
S.	Waiver of Tariff Rule 42
T.	Application for Certificate of Convenience and Necessity

U.	Effective Date

VI.	Disposition of Consolidated Cases and Related Matters

Attachments

The Commission revised several of the appendices to the January 11, 2006 Financing Order Joint Stipulation. Those modified documents immediately follow the end of the order. The final attachment to this order is a copy of the January 11, 2006 Financing Order Joint Stipulation, along with its original appendices, for ease of reference.

Attachment 1 Form of Pricing Advice Letter
Attachment 2 Description of Cost Allocation Methodology
Attachment 3  Adjustment Mechanism
Attachment 4 Form of Routine True-Up Letter
Attachment 5 Form of Requisition
Attachment 6 January 11, 2006 Financing Order Joint Stipulation

Defined Terms

The following is a list of defined words and names used throughout this document. Should there be a conflict between the use of the word or name here and in the text of the order, the meaning within the text of the order should be used.

2000 Stipulation
The June 23, 2000 stipulation by the Companies, the CAD, and Staff recommending that, among other things, the Commission confirm that it has jurisdiction over all transfers of generation capacity until it relinquishes such jurisdiction

2003 Stipulation

The July 11, 2003 stipulation filed by Mon Power, Potomac Edison, Staff, the CAD, Weirton Steel Corporation, and the WVEUG of all outstanding issues in Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC

Allegheny Energy
Allegheny Energy Supply Company, LLC

AE Service Corp.
Allegheny Energy Service Corporation

AmBit
American Bituminous Power Partners, LP

AmBit Discovery
The September 30, 2005 AmBit data request upon the Applicants, including the first set of interrogatories, data requests, and request for production of documents

Applicants or Companies
Monongahela Power Company and The Potomac Edison Company

APS
Allegheny Power

Asset Swap Cases
Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC

CAD
Consumer Advocate Division of the Public Service Commission

Companies or Applicants
Monongahela Power Company and The Potomac Edison Company

Consolidated Cases or Financing Order Cases
Case Nos. 05-0402-E-CN and 05-0750-E-PC

Deregulation Plan or Restructuring Plan
The plan for deregulation attached to the Commission’s January 28, 2000 Order in  Case No. 98-0452-E-GI

Environmental Control Bonds
Bonds issued pursuant to W.Va. Code§ 24-2-4e.

Environmental Control Charge or ECC
The non-bypassable charge to be paid by customers located in the Utility Service Areas of the Applicants for the recovery of Environmental Control Costs and Financing Costs

EEPA
An electric energy purchase agreement

EWG facility
An electric wholesale generating facility

FERC Order
Federal Energy Regulatory Commission “Order Authorizing Disposition of Jurisdictional Facilities and Conditionally Accepting Transaction Contracts,” Docket Nos. EC05-104-000 and ER05-1212-000, 113 FERC 61,077 (October 21, 2005)

Financing Order Cases or Consolidated Cases
Case Nos. 05-0402-E-CN and 05-0750-E-PC

FOIA
Freedom of Information Act

FO Joint Stipulation
The Joint Stipulation and Agreement for Settlement in Case Nos. 05-0402-E-CN and 05-0750-E-PC

Joint Movants
The January 9, 2006 joining of the Applicants, Staff, the CAD, the WVEUG, and the Trades Council for filing the “Joint Motion on Procedural Matters”

Longview
Longview Power, LLC

Mon Power
Monongahela Power Company dba Allegheny Power

Ownership Restructuring Joint Stipulation
The Joint Stipulation and Agreement for Settlement in Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, 03-0695-E-PC

Potomac Edison
Potomac Edison Company, dba Allegheny Power

PUHCA
15 U.S.C. §79z-5a(c) of the Public Utility Holding Company Act of 1935

Restructuring Plan or Deregulation Plan
The plan attached to the Commission’s January 28, 2000 Order in Case No. 98-0452-E-GI

SO2
sulfur dioxide

SPE
Special Purpose Entity

Staff
Commission Staff

Stipulating Parties
Applicants, Staff, the CAD, the WVEUG, the Trades Council, and AmBit as signatories to the Ownership Restructuring Joint Stipulation and the FO Joint Stipulation

Trades Council
The West Virginia State Building and Construction Trades Council, AFL-CIO

WVEUG
West Virginia Energy Users Group

I. PROCEDURAL BACKGROUND

The evolution of Case Nos. 05-0402-E-CN and 05-0750-E-PC winds through five other proceedings. The background provided below does not attempt to list all filings in those cases. Docket entries for all filings made in the cases are available from the Commission’s web site.1

Case No. 98-0452-E-GI

During its 1998 session, the West Virginia Legislature enacted W. Va. Code§ 24-2-18 requiring the Commission to hold public meetings for the purpose of determining whether West Virginia should adopt a plan whereby users of electricity in the State would

[1]	http://www.psc.state.wv.us

have open access across existing and new utility delivery systems to a competitive power supply market.

Upon receiving input from numerous interested sources the Commission issued an Order on January 28, 2000 approving the Restructuring Plan. The Restructuring Plan, among other things, approved the transfer of the Potomac Edison Company, doing business as Allegheny Power (“Potomac Edison”) generation assets on or after July 1, 2000 incident to deregulation in Maryland. The July 1, 2000 approval date was authorized although such date was in advance of the “start date” of deregulation in West Virginia. The Commission did not authorize Monongahela Power Company, doing business as Allegheny Power (“Mon Power”) to transfer generation assets by the January 28, 2000 Order. Mon Power’s transfer rights were tied to the “start date” of deregulation in West Virginia.

On March 11, 2000 the West Virginia Legislature adopted the Restructuring Plan into law subject to future tax statute modifications. An integral part of the Restructuring Plan was the appropriate unbundling, or restructuring, of current electric utility tariffs into appropriate functions or categories of service. By a May 23, 2000 Order the Commission directed all electric utilities in the State to file proposed unbundled tariff schedules.

With the advent of the Enron implosion and deregulation’s loss of momentum, the West Virginia Legislature opted not to modify the tax statutes upon which full implementation of the Restructuring Plan rested. With the Restructuring Plan in a permanent state of limbo, the Commission dismissed Case No. 98-0452-E-GI by an Order entered June 28, 2002.

Case No. 00-0801-E-PC

On May 26, 2000 Mon Power and Potomac Edison, both dba Allegheny Power (“APS”), and collectively known as the “Applicants” or the “Companies,” filed a petition asking permission to transfer their West Virginia generation assets to their affiliate Allegheny Energy Supply Company, LLC (“Allegheny Energy”), an unregulated entity that owns 4,100 megawatts of generation capacity including generation previously owned by West Penn Power Company and AYP Energy. This case was docketed as Case No. 00-0801-E-PC.

As an additional part of the transaction, the Applicants planned to transfer their partial ownership in Allegheny Generating Company to Allegheny Energy. To save on transaction costs, Mon Power planned to transfer its West Virginia assets at the same time it transferred its Maryland and Virginia jurisdiction generation. Potomac Edison planned to transfer its West Virginia assets at the same time it transferred its Ohio jurisdiction generation (this transaction, in conjunction with the transaction in the previous paragraph, are referred to herein as “Ownership Restructuring”).

The West Virginia customer load was to be supplied through an arrangement between Allegheny Energy and the Applicants. Such agreement was to continue until deregulation was finalized in West Virginia.

On June 16, 2000 the Commission issued an Order concluding that the Applicants’ May 26, 2000 filing was unnecessary in regards to transfer of the Potomac Edison’s generation assets because the Commission had previously approved such transfer in Case No. 98-0452-E-GI.

On June 19, 2000 the Commission’s Consumer Advocate Division (“CAD”) filed a petition to intervene, to reopen proceedings, and for the Commission to reconsider its June 16, 2000 decision.

On June 23, 2000 the Applicants, the CAD and Commission Staff (“Staff”) filed the 2000 Stipulation. Therein, the parties recommended that the Commission confirm that it has jurisdiction over all transfers of generation capacity until it relinquishes such jurisdiction. Regarding the previously approved transfer of Potomac Edison’s generation assets, the parties set forth specific information that Potomac Edison should provide to the Commission regarding such transfers, although the parties made it clear that they were not suggesting the Commission perform a “clawback,” whereby the Commission would revoke the authority to transfer. Additionally, the parties agreed on a general outline of the procedures to be used by Mon Power at such time as it sought to transfer its generation assets.

The Commission issued an Order on June 23, 2000 in Case No. 00-0801-E-PC superseding its June 16, 2000 Order. The Order (1) stated that the Restructuring Plan did not give Mon Power the right to transfer its generation assets; (2) set conditions regarding tax neutrality as a condition of transfer; (3) placed conditions on the Potomac Edison transfer regarding capacity and cost to serve West Virginia customers; (4) required the Mon Power transfer to comport with the 2000 Stipulation; and (5) closed Case No. 00-0801-E-PC.

On August 15, 2000 Potomac Edison filed accounting information relating to its transferred West Virginia generation assets. Potomac Edison noted that the Securities and Exchange Commission (“SEC”) approved the transfer on July 31, 2000. As all regulatory hurdles had been met, Potomac Edison stated that its West Virginia generation assets had been fully transferred to Allegheny Energy as of August 1, 2000.

Case No. 00-1616-E-PC

On October 27, 2000 Potomac Edison filed a petition for consent and approval of a facilities lease agreement between it and its affiliate, Allegheny Energy (the “Facilities

Lease Agreement”). The filing was docketed as Case No. 00-1616-E-PC. The petition stated that Allegheny Energy is an unregulated energy supply affiliate of APS and owned about 6,150 megawatts of generation, including generation previously owned by its affiliates, West Penn Power Company, Potomac Edison, and AYP Energy.

The petition cited Potomac Edison’s August 1, 2000 transfer of all of its generation assets to Allegheny Energy, including the West Virginia, Virginia, and Maryland portions of Potomac Edison’s generation. Potomac Edison’s petition stated that in order to satisfy Potomac Edison’s obligations and to accommodate safe and reliable generation operations to the public of West Virginia during the transition to a deregulated environment, the parties had agreed to lease generation facilities owned by Allegheny Energy in a fixed amount of 425 megawatts to Potomac Edison. Potomac Edison would have the exclusive right to operate and utilize the output of the leased generation facilities to service its West Virginia load. Potomac Edison would be responsible for the operation and maintenance services of the leased facilities and would have operating control over the generation resources. Allegheny Energy would remain responsible for fixed costs and fixed payments associated with the generation resources, including capital additions. The lease was to be effective for a one-year period.

Staff filed its “Final Joint Staff Memorandum” on March 7, 2001. Therein, Staff recommended that Potomac Edison be required to amend the Facilities Lease Agreement concerning price and supplement the arrangement with a purchased power agreement. Staff noted that the price in both agreements should be $30.40 per MWH of West Virginia sales. The purchased power agreement should have an unlimited term subject to termination only by Potomac Edison with prior Commission approval.

Potomac Edison filed its “Reply of the Potomac Edison Company, dba Allegheny Power to Final Joint Staff Memorandum” on March 22, 2001. Potomac Edison noted that the purpose of the Facilities Lease Agreement was to avoid double taxation resulting from the West Virginia B & O Tax. Potomac Edison averred that the agreement’s price of $31.57 per MWH of sales to Potomac Edison’s West Virginia customers is based on the unbundled generation rate of Potomac Edison. Potomac Edison noted that in Case No. 00-1051-E-T Potomac Edison proposed a rate of $31.57, the same rate contained in the Facilities Lease Agreement. Potomac Edison further stated that as a part of the joint stipulation by the parties in Case No. 00-1051-E-T, a rate of $30.40 per MWH was agreed to for unbundled generation. Potomac Edison noted that the rate contained in the joint stipulation had not been approved by the Commission but that should it be approved, Potomac Edison was willing to amend the agreement to reflect a rate of $30.40 per MWH. Potomac Edison further argued that the arrangement involved in the Facilities Lease Agreement is a wholesale transaction and the establishment of such wholesale rate is beyond the jurisdiction of the Commission.

Regarding price, Potomac Edison stated that the $42,500 per month contained in the Facilities Lease Agreement was stated as a fixed price in order to satisfy legal requirements applicable to leasing arrangements. Potomac Edison anticipated that the rate to Potomac Edison would never exceed $31.57 per MWH.

Regarding capacity, Potomac Edison argued that the Facilities Lease Agreement required a fixed amount of capacity in order to address the capacity-taxed portion of the B & O tax. Potomac Edison stated that it was aware it has the obligation to provide the necessary capacity and energy to meet the needs of its West Virginia retail customers and that such capacity and energy obligations would be accomplished pursuant to the Commission’s directives in Case No. 00-0801-E-PC.

Potomac Edison addressed the “term” issue by stating that although the lease is for one year, the Facilities Lease Agreement is renewable for additional periods with any modifications subject to Commission approval. Potomac Edison argued that the Order in Case No. 00-0801-E-PC did not limit it to entering into purchased power agreements of unlimited duration and subject to termination only by Potomac Edison, with prior Commission approval, as recommended by Staff. Potomac Edison stated it would be willing to arrange a meeting with Staff to discuss the provisions of the Facilities Lease Agreement and to determine whether an agreed resolution could be achieved.

On April 24, 2001 Staff filed its “Staff Reply to Company Reply of March 21, 2001 and Motion to the Commission Requesting a Re-Opening and Consolidation of Case No. 00-0801-E-PC” in Case No. 00-1616-E-PC. Therein Staff requested the Commission: (1) reject the Potomac Edison’s request for approval of the filed Facilities Lease Agreement; (2) reopen and consolidate Case No. 00-0801-E-PC with this proceeding; and (3) establish a procedural schedule in these consolidated matters.

On April 27, 2001 the CAD filed the “Consumer Advocate Division’s Petition to Intervene and Statement in Support of Staff’s Motion to Reopen and Consolidate.” The CAD stated that “since Potomac Edison has refused to comply with its pricing capacity agreements in Case No. 00-0801-E-PC, and it is now questioning Commission jurisdiction over the very agreement which it had submitted to the Commission for approval, the Commission should immediately reopen Case No. 00-0801-E-PC and consolidate it with this case.”

On May 2, 2001 the Commission received a petition to intervene from the West Virginia Energy Users Group (“WVEUG”). WVEUG stated that it is an ad hoc association of energy-intensive industrial customers receiving electric service from Allegheny Power’s subsidiaries, including Potomac Edison. The petition noted that the Commission’s action in reviewing the Potomac Edison’s petition is of significant interest to the WVEUG. The WVEUG noted that it had a significant interest in ensuring that the Company’s Facilities Lease Agreement is: (1) consistent with the Commission’s Order in Case No. 00-0801-E-PC, including the conditions of asset transfer; (2) consistent with the Restructuring Plan approved by the Commission in Case No. 98-0452-E-GI in which WVEUG actively participated; and (3) consistent with the stipulation entered into by the parties, including WVEUG, in Case Nos. 00-1051-E-T and 99-0261-E-GI.

By an Order entered October 26, 2001 in Case No. 00-1616-E-PC the Commission, among other things, ordered the following:

IT IS THEREFORE ORDERED that the parties shall develop and submit documentation to finalize the transfer authorized by the Commission order of June 23, 2000, in Case No. 00-0801-E-PC within sixty (60) days of the date of this order.

On December 20, 2001 Staff filed the “Staff Motion on Behalf of All Parties Requesting an Extension of Time.” Staff stated that although the parties had held numerous discussions the final documentation had not yet been developed. Staff further stated that the ordered deadline of December 25, 2001 could not be met. Staff requested a ninety-day extension of time.

By Commission order entered December 21, 2001 the Commission extended the December 25, 2001 deadline until March 25, 2002.

Staff, on March 25, 2002, filed a “Staff Third Motion on Behalf of All Parties Requesting an Extension of Time.” Therein Staff noted that the parties had held numerous discussions with the goal of developing the proper documentation. Staff noted that the current schedule agreed to by the parties included an exchange of information scheduled for April 5, 2002 with a follow-up meeting for all parties scheduled for May 1, 2002. Staff further stated that all parties believe a settlement can be reached in this case and that in an effort to finally resolve this matter all parties support an extension until August 1, 2002 to submit the documentation as directed by the Commission. The parties agreed that in the event a complete settlement is unable to be presented at that time, the parties would be prepared to proceed to a hearing in the early fall of 2002.

The Commission issued an order on April 9, 2002 granting the requested extension until August 1, 2002 but stating that the Commission intended to hold the parties to the new schedule and to move forward with hearings in the fall, if a settlement cannot be reached.

On August 1, 2002 Staff filed the “Staff Fourth Motion on Behalf of All Parties Requesting an Extension of Time.” Therein Staff noted that the parties last met on July 10, 2002 and that the parties believe they have reached a settlement in this matter. Staff stated that the parties request an extension until October 1, 2002 to submit the documentation as directed by the Commission.

Case Nos. 00-0801-E-PC and 00-1616-E-PC

The Commission issued an Order on August 23, 2002 in Case Nos. 00-0801-E-PC and 00-1616-E-PC granting the requested extension until October 1, 2002. The parties were directed to provide proposed hearing dates should they be unable to reach an agreement.

No further substantive filings were made in Case Nos. 00-0801-E-PC and 00-1616-E-PC until July 11, 2003.

Case No. 00-1246-E-PC

On August 15, 2000 Mon Power again petitioned for approval of the transfer of its generation assets. This filing was docketed as Case No. 00-1246-E-PC. Staff recommended dismissal of the filing on the basis that the customer protections set forth in the petition and supplement were inadequate to protect customers and because the Commission’s Deregulation Plan was on hold.

The CAD, the WVEUG, and Weirton Steel Corporation all petitioned to intervene.

Staff filed a Final Joint Staff Memorandum on April 13, 2001. Staff and the intervenors opposed Mon Power’s request to transfer its generation assets and recommended dismissal of the filing.

No further substantive filings were made in Case No. 00-1246-E-PC until July 11, 2003.

Case No. 03-0695-E-PC

On May 6, 2003 the Applicants filed a petition requesting that the Commission make certain findings, pursuant to 15 U.S.C. §79z-5a(c) of the Public Utility Holding Company Act of 1935 (the PUHCA), in connection with generating facilities of the Applicants and also their affiliated sister operating company, West Penn Power Company, that were part of the retail rate base on October 24, 1992. This filing was docketed as Case No. 03-0695-E-PC.

The petitions stated that the following generating facilities were in the retail rate base of the Applicants in the State of West Virginia and other states on October 24, 1992, or were in the rate base of West Penn Power Company in Pennsylvania.

Generating Stations	Units
Albright	3
Armstrong	2
Fort Martin	2
Harrison	3
Hatfield’s Ferry	3
Mitchell	1

Pleasants	2
Rivesville	2
R. Paul Smith	2
Willow Island	2
Bath County	6
Lake Lynn	4
Potomac Edison hydro units	22

The Applicants also noted that by Order entered June 23, 2000 in Case No. 00-0801-E-PC, the Commission authorized Potomac Edison to transfer its interest in the facilities related to serving West Virginia customer load to an affiliate, thereby removing these assets from retail rate base in West Virginia. Specific findings that the transfer to the affiliate: (1) will benefit consumers, (2) is in the public interest, and (3) does not violate State law, in accordance with 15 U.S.C. §79z-5a(c) (2000), were not made. However the Applicants alleged those findings were implicit in the Commission’s Order.

Petitions to intervene in this matter were filed by the CAD, the WVEUG, and Weirton Steel Corporation.

No further substantive filings were made in Case No. 03-0695-E-PC until July 11, 2003.

Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC.

On July 11, 2003 Mon Power, Potomac Edison, Staff, the CAD, Weirton Steel Corporation, and the WVEUG entered into the 2003 Stipulation. The 2003 Stipulation addressed a number of issues including: power supply in general, the Facilities Lease Agreement, Mon Power’s request to transfer generation assets, transfer of Mon Power generation assets allocated to its Ohio and FERC jurisdictional operations, Mon Power/Potomac Edison rates, EWG facility status, state and local tax revenue, and other related procedural issues.

Staff filed a “Second Initial Joint Staff Memorandum” on July 14, 2003 recommending consolidation of the four cases. Staff also submitted a proposed public notice for use in conjunction with the 2003 Stipulation.

On October 3, 2003 the Commission directed the Applicants to provide notice of the 2003 Stipulation by publication.

Further action in regards to the 2003 Stipulation stalled until the Applicants, on March 24, 2005 filed the “Joint Motion for Consolidation and Related Relief.” Therein, the Applicants stated, in part:

1. ... [O]n July 10, 2003, the parties presented a “Joint Stipulation and Agreement for Settlement” (the “2003 Stipulation”) to the Commission. The 2003 Stipulation related to the coordinated power supply needs of the Companies to serve their combined load in West Virginia using Mon Power’s owned generation, supply contracts from Allegheny Supply and Wholesale Market Resources, together with recommended findings related to EWG facility status for certain generating facilities. Publication was made of the 2003 Stipulation.

2. The Companies, Commission Staff, the CAD, and the WVEUG met subsequent to the 2003 Stipulation. During those meetings, the Parties reviewed the current and expected environmental and regulatory requirements applicable to generation facilities that supply all or a portion of the combined West Virginia load, the various alternatives available to Allegheny Energy and its affiliates to meet those requirements, and the extent to which the current financial condition of Allegheny Energy and its affiliates would complicate the financing of needed capital expenditures at certain of those facilities at a reasonable cost to the Companies’ customers in West Virginia.

3. The primary capital expenditure is the construction at the Fort Martin generating station in Monongalia County of a limestone forced-oxidation “wet scrubber.”

4. The Joint Motion by the Companies is one component of an integrated regulatory effort by Allegheny and the Companies to enable construction of the Project. Contemporaneously with the filing of the present Joint Motion the Companies are filing an application for a certificate of public convenience and necessity to authorize construction and operation of the Project. Financing for the construction of the Project will be through a “securitization” mechanism that is the subject of legislation currently pending before the West Virginia Legislature.

5. Based on the discussion and the developments identified above, the Parties believed that a different approach to the issues raised in the Pending Cases may be warranted. After a number of meetings and the Companies’ disclosure of significant amounts of data on the generation assets of Mon Power and Allegheny Supply that are devoted to serve the Combined West Virginia Load, the Parties have, under active consideration, a recommendation to the Commission that ownership of these generation assets be reallocated as between Allegheny Supply and Mon Power (the “Alternative Reallocation”). The Parties intend that the Alternative Reallocation will serve the primary objectives that underlay the 2003 Stipulation: ensuring that the Companies maintain sufficient capacity to meet the Combined West Virginia Load in a way that is fair and cost-effective for the Companies’ West Virginia customers.

6. The Alternative Reallocation would, if finally agreed upon by the Parties and approved by the Commission, take the place of the 2003 Stipulation and result in the Parties’ submission to the Commission of a revised joint stipulation for resolution of all four pending cases.

7. The Companies respectfully requested that the Commission enter an order in the four pending cases that:

a. Grants a certificate for the Project.

b. Waives the filing requirements of Tariff Rule 42 (CN filing, pg. 37-38). The Companies note that the requirements of Rule 42 apply to utility certificate cases where the proposed construction is expected to have an impact on base rates. The Companies argue that because the Project will be financed through an “environmental control charge” under the “securitization” mechanism, the Project will have no impact on the Applicants’ base rates. Additionally, there will be no O&M impact for the next four years.

c. Consolidates the certificate filing with the Financing Order Application (not yet filed, see page 34 of the CN filing) and accepts evidence on the financing and rate impact aspects of the Project presented in support of the Financing Order Application as evidence presented in support of this Application.

d. Approves the Ownership Restructuring in Case No. 00-0801-E-PC and consolidates those related cases under a single case number. (Holds in abeyance the Commission’s consideration of the 2003 Stipulation pending the Parties’ continuing discussions of the Alternative Reallocation and the possible submission of a Revised Joint Stipulation, expressly reserving the rights of any Party to continue to recommend to the Commission the adoption of the 2003 Stipulation as a resolution of the Pending Cases should the Parties’ collective efforts to agree on the Alternative Reallocation fail.)

e. Retains this case and consolidates it with the Financing Order Application and Ownership Restructuring cases and establishes a procedural schedule to grant all relief no later than December 31, 2005.

f. Waives hearings if no substantial protests are received.

On April 6, 2005 the CAD filed a “Response of Consumer Advocate Division to the Joint Motion of Monongahela Power Company and the Potomac Edison Company.” The

CAD noted that it was an intervenor in each of the above-listed cases and was a signatory to the 2003 Stipulation. The CAD supported the referenced joint motion.

Staff filed a “Further Final Joint Staff Memorandum” on April 29, 2005. Staff supported the requests by the parties.

Case No. 05-0402-E-CN

On March 24, 2005 Mon Power and Potomac Edison filed a joint application for a certificate of convenience and necessity to construct and operate emission control facilities and related facilities at the Ft. Martin generating station in Monongalia County. The Applicants sought permission to construct a flue gas desulfurization system, or wet scrubbers (the “Wet Scrubbers”) at the Ft. Martin generating station for the purpose of reducing certain emissions from the facility (the construction of the Wet Scrubbers are referred to herein as the “Project”). This filing was docketed as Case No. 05-0402-E-CN.

The Applicants alleged that the installation of the Wet Scrubbers at Ft. Martin is cost-effective to customers and will sharply reduce the Applicants’ reliance on emission allowances, providing a less volatile environmental compliance mechanism for the Applicants. According to the Applicants, the price of SO2 allowances has hit historic highs, putting the Applicants and their West Virginia customers at significant financial risk unless new emission controls are installed. The Applicants concluded that installation of the Wet Scrubbers at Ft. Martin using the “securitization” financing mechanism described in the Applicants’ application is both the lowest cost solution, and also the most attractive compliance option under all direct and indirect measures assessed, including: cost per SO2 ton removed, customer impact, emission levels, the addition of construction and operating jobs at Ft. Martin, and preservation of employment in the mining industry.

The Applicants estimated that the capital cost for the construction of the Wet Scrubbers will be approximately $332 million. The financing mechanism proposed by the Applicants, known as “securitization,” calls for the issuance of a highly-rated debt instrument issued by one or more single-purpose affiliates and supported by Environmental Control Charges on the Applicants’ electric consumers in West Virginia (the financing of the Project is herein referred to as the “Securitization”).

A second component of the regulatory effort proposed by the Applicants is a restructuring of the ownership of certain Allegheny Energy generating assets, including Ft. Martin.

The Applicants’ filing included a request for waiver of certain filing requirements, particularly those in Tariff Rule 42, and a request that the Commission retain and process the application in order that a final order granting the certificate be issued not later than December 31, 2005.

On March 29, 2005 the CAD filed a Petition to Intervene in Case No. 05-0402-E-CN.

Case No. 05-0402-E-CN
and
Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC.

The Commission issued a “Notice of Filing and Motion to Consolidate Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC & 03-0695-E-PC” in Case No. 05-0402-E-CN on April 11, 2005. That Order discussed the Applicants’ certificate application to construct Wet Scrubbers at Ft. Martin and the “Joint Motion for Consolidation and Related Relief” in the Asset Swap Cases. The Order directed the parties to provided notice by publication of the Order and directed that protests be made within 30 days.

On April 26, 2005 the WVEUG filed a Petition to Intervene in Case No. 05-0402-E-CN.

Staff filed its Initial Joint Staff Memorandum on April 29, 2005. Therein Staff provided an overview of the history of the cases and noted that Staff was actively engaged in hiring consultants to assist Staff in assessing the filings. Staff made the following recommendations: (1) the Commission retain the case; (2) the Commission grant the petitions to intervene by the CAD and the WVEUG;.and, (3) the Commission withhold ruling on the Applicants’ requested waiver of the Tariff Rule 42 information. Staff requested additional time to respond on this issue in order that it may confer with its consultants about the necessary financial information. Additionally, Staff stated that upon retaining consultants it would contact the other parties in an attempt to develop an agreed-upon procedural schedule. Staff agreed with the Applicants that further notice will be required when the Applicants submit a complete financing plan and rate impact report.

Longview filed a Motion to Intervene on May 11, 2005. Longview stated that in prior proceedings Allegheny expressed concerns that Longview could impact service to retail utility customers in West Virginia. Longview stated that (1) it has an interest in determining whether the “securitization” financing will have a negative impact on retail utility customers; (2) it wishes to explore whether West Virginia will benefit from air allowances that may become available as a result of the proposed pollution control construction; and (3) it has significant interests in this proceeding that are not represented by any other party of record. Longview filed a motion to intervene in the Asset Swap Cases on May 16, 2005.

Affidavits of publication of the Commission’s April 11, 2005 Order were filed by the Applicants on May 13, 2005 and June 6, 2005.

Case No. 05-0750-E-PC
and
Case No. 05-0402-E-CN
and
Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC.

On May 24, 2005 the Applicants filed an “Application for Financing Order, Approval of Affiliated Agreements, and Related Relief.” (the “Financing Order Application”) This filing was docketed as Case No. 05-0750-E-PC. Therein the Applicants requested the Commission issue a Financing Order pursuant to W. Va. Code§ 24-2-4e authorizing the financing of emission control facilities at the Ft. Martin generating station using the securitization financing mechanism authorized by the Code. The Applicants additionally submitted a proposed Notice of Filing. As relief, the Applicants asked the following:

For the reasons expressed in the Certificate Application and in this Application, the Applicants believe that construction of the Project and its financing through the Securitization are necessary, prudent, and reasonable under the circumstances, and otherwise satisfy all of the findings the Commission is required to make under Section 4e(d). The Applicants respectfully request that the Commission:

a.    Consolidate this Application with the Applicants’ pending Certificate Application pursuant to Section 4e(c)(2)(B), using the case docket for the Certificate Application (Case No. 05-0402-E-CN) for administrative purposes;

b.    Require the publication of notice as provided in Section 4e(d)(1) in the form specified in the proposed Notice of Filing that accompanies this Application;

c.    Issue a Financing Order applicable to the Applicants and their respective transferees, successors and assigns that authorizes the Applicants:

1.    To cause the issuance of Environmental Control Bonds in an aggregate principal amount not to exceed $382 million, and on terms and conditions substantially similar to the terms and conditions set forth, in this Application and in the testimony to be filed in this case;

2.    To impose and collect from the Applicants’ customers the ECC and the ECC-Tax in the amounts necessary to pay the Environmental Control Costs and the Financing Costs specified in this Application other than Federal and state taxes (in the case of the ECC) and the Federal and state taxes (in the case of the ECC-Tax);

3.    To cause the creation of the First Tier Subsidiaries and the SPEs [Special Purpose Entities] described in this Application, to allow each Applicant to capitalize its SPE in the manner described herein, to authorize each Applicant to contribute its Environmental Control Property to its First Tier Subsidiary, to authorize each First Tier Subsidiary to sell the Environmental Control Property to the Applicant’s SPE, and to authorize the First Tier Subsidiary to capitalize its SPE and to lend to the Applicant the Net Proceeds from the sale of the Environmental Control Bonds at a market interest rate for a term of years specified in the Financing Order, all as described herein;

4.    To cause the SPEs to create the Grantor Trust described in this Application and to issue the Environmental Control Bonds to the Grantor Trust, all as described herein;

5.    To apply the Net Proceeds of the Environmental Control Bonds so received to the payment of the Environmental Control Activities as specified in this Application; and

6.    To authorize the Applicants to cause the issuance of additional Environmental Control Bonds to pay any immediate Federal and State income tax liability that may arise under the circumstances described in paragraph 59 above;

d.    Find and determine in the Financing Order:

1.    That each of the Applicants is a Qualifying Utility within the meaning of Section 4e(b)(23);

2.    That Ft. Martin is a Qualifying Generating Facility within the meaning of Section 4e(b)(22);

3.    That the Environmental Control Activities specified in this Application, including the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project [“Environmental Control Activities”], constitute Environmental Control Activities within the meaning of Section 4e(b)(5), are necessary and prudent under the circumstances, and are preferable to any alternatives available to the Applicants;

4.    That the cost of the Environmental Control Activities, including the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project, is reasonable;

5.    That the proposed issuances of Environmental Control Bonds will result in costs to the Applicants’ respective customers in the State that (i) are lower than would result from the use of traditional utility financing mechanisms, and (ii) are just and reasonable;

6.    That the financing of the Environmental Control Costs and Financing Costs through the issuance of the Environmental Control Bonds will result in benefits to the Applicants’ respective customers and the State in general; and
7.    That the proposed issuance of Environmental Control Bonds, together with the imposition and collection of the ECC and the ECC-Tax on the Applicants’ respective customers in the State, are just and reasonable, are otherwise consistent with the public interest, and constitute a prudent, reasonable, and appropriate mechanism for the financing of the Environmental Control Activities described in this Application;

e.    Include in the Financing Order:

1.    A determination of the maximum amount of Environmental Control Costs that may be financed from proceeds of the Environmental Control Bonds authorized to be issued in the Financing Order, which amount should not be less than $338 million;

2.    A description of the Financing Costs that may be recovered through the ECC and the ECC-Tax and the period over which the costs may be recovered, subject to the application of the Adjustment Mechanism;

3.    A description of the Adjustment Mechanism set forth in Appendix F to this Application and a finding that it is just and reasonable;

4.    A description of the Environmental Control Property that is created in the Financing Order; and

5.    A description of the Utility Service Area, within the meaning of Section 4e(b)(27), for each Applicant in connection with the non-bypassability provisions of Section 4e(h)(3);

f.    Specify in the Financing Order that:

1.    For each Applicant, the creation of the Environmental Control Property shall be simultaneous with (i) the transfer of the Environmental Control Property (including the right to collect the ECC-Tax) to the First Tier Subsidiary and the sale of the Environmental Control Property (excluding the right to collect the ECC-Tax) by the First Tier Subsidiary to the SPE as provided in this Application and (ii) the pledge of the Environmental Control Property by the SPE to secure the Environmental Control Bonds;

2.    Each Applicant may conduct the Environmental Control Activities described in this Application, including the construction of the Project, on the estimated schedule set forth in this Application and to be approved in the Financing Order, through the issuance of one or more series of Environmental Control Bonds, and that neither Applicant will subsequently be required to secure a separate financing order for each issuance of Environmental Control Bonds or for each scheduled phase of the construction of the Project;

3.    To the extent that Ft. Martin is not jointly owned by the Applicants on the expected date of issuance of the initial series of Environmental Control Bonds, each Applicant will be authorized (i) to impose the ECC and the ECC-Tax on its customers in the State, notwithstanding the fact that Ft. Martin will not be jointly owned at that time, and (ii) to issue or cause to be issued the Environmental Control Bonds and receive and use the Net Proceeds thereof, notwithstanding the fact that all or a portion of the Net Proceeds of each such Environmental Control Bond issuance are expected to be used for Environmental Control Activities at Ft. Martin;

4.    Routine True-Up Letters must be filed to adjust the ECC and the ECC-Tax at least annually as provided in Section 4e(e) and may be filed as frequently as quarterly and, during the last year in which the applicable series of Environmental Control Bonds is outstanding, as frequently as monthly if needed or as required in the Servicing Agreement, and that Non-Routine True-Up Letters may be filed whenever an Applicant determines that the Adjustment Mechanism requires modification to more accurately project and generate adequate collections of the ECC or the ECC-Tax or both as described herein;

5.     Each Applicant shall be afforded flexibility in determining the final terms of the Environmental Control Bonds, including payment and maturity dates, amortization schedules, interest rates (or the method of determining interest rates), the terms of any interest rate swap agreement or similar agreement, the funding of capital, reserve and overcollateralization subaccounts, and the levels of administration and servicing costs, underwriting costs, and costs of renegotiating any outstanding loan documents, and other Financing Costs within the parameters set forth in the Financing Order, if any; and

6.    For so long as the Environmental Control Bonds issued pursuant to the Financing Order are outstanding and the related Environmental Control Costs and Financing Costs have not been paid in full, the ECC and the ECC-Tax shall be “non-bypassable” within the meaning of W. Va. Code§§ 24-2-4e(b)(19) and 4e(h)(3);

g.    Find and determine that the Financing Order:

1.    Is “irrevocable” within the meaning of Section 4e(f)(1) and applicable law, and that the Commission will not reduce, impair, postpone, or terminate the ECC or the ECC-Tax approved in the Financing Order or impair the Environmental Control Property created in the Financing Order or the collection or recovery of Environmental Control Revenues;

2.    May be subsequently amended on or after the date of issuance of Environmental Control Bonds authorized thereunder only (i) at the request of one or both of the Applicants; (ii) in accordance with any restrictions or limitations on amendment set forth in the Financing Order, and (iii) subject to the provisions on the irrevocability of the Financing Order set forth immediately above;

3.    Shall remain in effect until the Environmental Control Bonds issued pursuant thereto have been paid in full and all Financing Costs relating to the Environmental Control Bonds have been paid in full; and

4.    Shall remain in effect and unabated notwithstanding the bankruptcy, reorganization, or insolvency of either of the Applicants or any affiliate or the commencement of any judicial or non-judicial proceeding seeking the bankruptcy, reorganization or insolvency of either of the Applicants or any affiliate;

h.    Find and determine that the Environmental Control Property specified in the Financing Order:

1.    Shall, upon creation in accordance with the terms of the Financing Order, constitute an existing, present property right, and shall continue to exist:

(i)    notwithstanding the fact that the imposition and collection of the ECC and the ECC-Tax depend on the Applicants’ continuing provision of electric energy, the Applicants’ continuing performance of their functions as Servicers relating to the collection of the ECC, or on the level of future energy consumption;

(ii)    whether or not the Environmental Control Revenues have been billed, have accrued, or have been collected; and

(iii)    notwithstanding the fact that the value or amount of the Environmental Control Property is dependent on the future provision of service to customers by the Applicants;

2.    Shall continue to exist until the Environmental Control Bonds have been paid in full and all Financing Costs relating to the Environmental Control Bonds have been paid in full; and

3.    May be pledged to secure the payment of the Environmental Control Bonds, amounts payable to financing parties and bondholders, amounts payable under any ancillary agreement, and other Financing Costs;

(i)    Find and determine that the sale of the Environmental Control Property in the manner described in this Application will constitute an absolute transfer and true sale within the meaning of Section 4e(m)(1), and that upon such absolute transfer and true sale, the Environmental Control Property will no longer constitute property of the Applicant or the First Tier Subsidiary;

j.    Grant prior consent and approval of the Affiliated Agreements and its approval of the use of the Non-Affiliated Agreements within the context of the Securitization;

k.    Provide in the Financing Order that the Applicants are required to meet the Economic Commitments, but only to the extent (i) that doing so will not impair the Environmental Control Property and (ii) that the Applicants’ failure to meet the Economic Commitments will not adversely affect the Environmental Control Property or the irrevocability of the Financing Order;

l.    Authorize the Applicants to include language in their respective tariffs and customer bills necessary to impose and collect the ECC and the ECC-Tax;

m.    Authorize the Applicants to employ appropriate methodologies to account for the transactions contemplated by the Financing Order, and grant any additional accounting authority, appropriate ratemaking treatment, and regulatory asset treatment that may be necessary to implement and give full effect to the transactions contemplated by the Financing Order;

n.    Reserve to the Applicants the sole discretion as to whether and when to proceed with the issuance of the Environmental Control Bonds and the completion of all related transactions as well as substantial flexibility in structuring the Environmental Control Bonds within the parameters established in the Financing Order, all within the confines of Section 4e;

o.    Determine that this Application and its supporting appendices constitute substantial compliance with the requirements in Procedural Rule 10.9 in connection with the Commission’s review of the Affiliated Agreements;

p.    Retain this case, as consolidated with the Certificate Application, and establish a procedural schedule that will enable the Commission to issue the Financing Order and grant all relief requested in the consolidated cases not later than December 31, 2005;

q.    Waive hearing on this Application and the consolidated cases if no substantial protest is received; and

r.    Grant such additional authorizations, waivers, approvals, and other relief as may be necessary to permit the Applicants to begin construction and financing of the Project in early 2006.

The CAD filed a Petition to Intervene in Case No. 05-0750-E-PC on May 25, 2005.

The West Virginia State Building and Construction Trades Council, AFL-CIO (the “Trades Council”), filed its “Petition to Intervene, Motion for a Public Hearing and Notice of Protest” on May 31, 2005. Therein, the Trades Council noted its representation of approximately 20,000 construction workers and its membership includes ratepayers and employees who work for companies engaged in the construction of emission control facilities similar to those in the present case. The Trades Council asked that it be granted intervenor status and that a hearing be held in the cases.

The WVEUG filed a Petition to Intervene on June 2, 2005.

The Commission received letters in support of the Wet Scrubbers at the Fort Martin Power Station from the Grant County Development Authority (June 13, 2005); Randolph County Commission (filed June 14, 2005); the Randolph County Development Authority (June 17, 2005); the Barbour County Economic Development Authority (June 17, 2005); the West Virginia Manufacturer’s Association (June 17, 2005); the Monongalia County Development Authority (June 21, 2005); the West Virginia Coal Association (June 23, 2005); the City of Morgantown (June 24, 2005); the Marion County Regional Development Corporation (June 29, 2005); a letter signed by the President of the Pleasants County Commission, the Mayor of the City of Belmont, the Mayor of the City of St. Marys, and the Director of the Pleasants County Development Authority (June 29, 2005); the County Commission of Hardy County (June 29, 2005); the City of Shinnston (June 29, 2005); the Marion County Chamber of Commerce (June 30, 2005); the Pendleton County Economic and Community Development Authority (July 5, 2005); the City of Clarksburg (July 6, 2005); the Marion County Commission (July 7, 2005); the Morgantown Area Chamber of Commerce (July 14, 2005); the Monongalia County Commission (July 15, 2005); the Marion Regional Development Corporation (November 10, 2005); as well as from numerous members of the public (beginning June 14, 2005).

On June 22, 2005 the CAD filed its First Request for Information upon the Applicants.

On June 23, 2005 the Commission issued an Order in all six of the cases granting the requests to intervene filed by the CAD, the WVEUG, the Trades Council, and Longview, directing the Applicants to publish notice of its filing, and directing the parties to submit an agreed-upon procedural schedule.

Staff filed its “Initial Joint Staff Memorandum” on June 28, 2005. Therein, Staff provided a brief overview of the proceedings.

On July 1, 2005 counsel for the Applicants, on behalf of the parties, submitted a proposed procedural schedule for use in these cases.

The CAD filed its second data request directed to the Applicants on July 13, 2005. The Applicants responded on August 4, 2005.

On July 19, 2005 the Applicants submitted a Motion for Protective Order (“Motion for Protective Order”). Therein the Applicants noted that they had entered into a protective agreement with the CAD regarding information sought through a data request (the “CAD Protective Agreement”). As part of the Commission’s requirements regarding data responses the information was filed under seal with the Commission along with the motion. The Applicants requested permanent and confidential treatment of the information asking that it be protected from public disclosure under the FOIA, relevant case law, and the Commission’s decisions.

The Applicants suggested that the Commission might wish to defer consideration of the motion and, if the Commission neither considers nor relies on the Confidential Data (as identified in the Motion for Protective Order, the “Confidential Data”) in consideration of this case, the Commission could return all copies of the information rendering the motion moot. The Applicants noted that the Commission used this approach in West Virginia American Water Company and Thames Water Aqua Holdings GmbH, Case No. 01-1691-W-PC (Commission Order, October 23, 2002).2

On July 21, 2005 the Applicants filed a letter informing the Commission that they had filed with the Federal Energy Regulatory Commission an “Application for Authorization for Disposition of Jurisdictional Assets and Filing of Related Jurisdictional Contracts” in the hope of obtaining timely receipt of federal regulatory approvals necessary to implement the reallocation of properties transferred in the first four cases listed in the style of this Order.3

The WVEUG filed its first data request upon the Applicants on July 22, 2005.

The Commission issued an Order on July 26, 2005 setting forth a procedural schedule, including a hearing scheduled to begin November 29, 2005 for use in these cases. The Order also required the Applicants to publish notice of the pending hearing.

On July 28, 2005 Staff filed its first data request upon the Applicants.

On July 28, 2005 the Applicants filed a protective agreement between the Applicants and the WVEUG (the “WVEUG Protective Agreement” and collectively with the CAD Protective Agreement, the “Protective Agreements”). The Applicants noted that the WVEUG Protective Agreement related to the same confidential responses for which the Applicants previously sought confidential treatment in their July 19, 2005 motion.

On August 4, 2005 the Commission received a Petition to Intervene from AmBit, in Case Nos. 00-0801-E-PC, 00-1616-E-PC, 00-1246-E-PC, 03-0695-E-PC, 05-0402-E

[2]
In the WVAWC/Thames case the Commission (1) approved the use of the protective agreement among the parties, allowing them to use the sensitive information provided they did not disclose it; (2) required the utility to mark the specific passages of the document that were to be considered confidential along with a statement describing the specific FOIA exemption applicable to each document; and (3) issued a protective order granting confidential treatment for purposes of the evidentiary hearing. In its Final Order in that case the Commission determined that it had not relied on any of the confidential information in its decision and that no party moved the information into the record. The Commission returned the information to the utility without ruling on the confidentiality of the documents.

[3]	The Applicants provided the Commission with an Internet link for use in tracking the filings: Docket Nos. EC05-104-000 and ER05-1212-000: http://elibrary.ferc.gov/idmws/docket_search.asp

CN, and 05-0750-E-PC. AmBit is the owner and operator of the Grant Town Power Project, located in Marion County, West Virginia. The facility is a “qualifying facility” under the Public Utilities Regulatory Policies Act of 1978, and produces a net electrical output of approximately 80 MW. The facility employs 53 people in full-time positions, spending approximately $20 million annually in West Virginia and indirectly creating an additional 77 jobs in the region through its operations.

All of the power produced by the facility is sold to Mon Power from pursuant to the EEPA entered into on September 15, 1988.

Under the EEPA, AmBit is paid for energy and capacity created by the Grant Town Power Plant. Pursuant to provisions of its EEPA, AmBit receives a capacity payment of 2.725 cents per kWh and an energy payment derived from an “avoided cost” calculation based upon certain costs at the Fort Martin Station, the Hatfield Station, and the Harrison and Pleasants facilities, so long as each are owned, in whole or in part, by a regulated utility of Allegheny Energy. During the most recent billing period under the EEPA, AmBit received an energy payment of 1.9 cents per kWh.

On August 9, 2005 the Applicants filed the direct testimonies of Kieran Brady, Mark A. Joensen, Suzanne Lewis, Kathleen A. Payette, Mark Scaccia, Bruce Sedlock, Harold R. Stang, Peter E. Toomey, and Exhibit PET-1 to the direct testimony of Peter E. Toomey.

On August 9, 2005 the Trades Council filed its first data request upon the Applicants. The Applicants responded on August 30, 2005.

Revisions to the direct testimonies were filed by the Applicants on August 12, 2005.

Staff added its consultant to the service list by a letter filed August 15, 2005. The Applicants updated the service list by a letter filed on August 18, 2005.

The Commission issued an Order on August 24, 2005 granting AmBit’s Petition to Intervene in all six of the pending cases. Additionally, the Commission’s Order approved the use of the Protective Agreements. The Commission’s approval of the Protective Agreements extended to the execution of similar documents applicable to any other entity seeking the same information covered by either of the Protective Agreements approved therein.

Regarding the request for permanent protective treatment, the Commission concluded that the issue of such treatment was not yet ripe for decision. The information for which protective treatment was sought had not yet been submitted for filing as part of any party’s case. Additionally, no entity had requested the Commission provide copies of the information for which protective treatment was sought. The Commission stated that it would keep the information for which protective treatment has been requested segregated from the rest of the file, and that should the Commission receive any requests for the information, it would address the argument at that time.

Staff filed its second data request upon the Applicants on August 25, 2005. This filing was clarified by a letter filed September 21, 2005. The Applicants responded on September 14, 2005.

Staff entered into a protective agreement with the Applicants on August 29, 2005.

The Applicants filed affidavits of publication on August 30, 2005 evidencing publication in 39 newspapers, pursuant to the Commission’s June 23, 2005 Order. An additional affidavit of publication was filed on September 15, 2005.

Staff filed additional data requests upon the Applicants as follows: third data request on August 31, 2005; fourth request on September 7, 2005; fifth request on September 14, 2005; sixth request on September 15, 2005; seventh request on September 28, 2005; and its eighth request on October 11, 2005. The Applicants responded to Staff’s data requests on September 20, 2005 (3rd request); September 22, 2005 (6th request); September 23, 2005 (4th request); September 26, 2005 (5th request, partial response); October 3, 2005 (5th request, partial response); October 4, 2005 (5th request, partial response); October 5, 2005 (7th request, 6th request-supplemental, 2nd request-partial); October 14, 2005 (8th request); October 17, 2005 (2nd request-partial).

The WVEUG updated the service list by a letter filed September 12, 2005.

The WVEUG issued its second data request upon the Applicants on September 15, 2005. Its third data request was filed on September 20, 2005. Its fourth was filed September 21, 2005. It filed public and proprietary versions of its fifth data request on September 23, 2005. Its sixth was filed September 23, 2005. The Applicants responded to the WVEUG’s data requests on September 26, 2005 (6th request); October 3, 2005 (2nd request); October 7, 2005 (3rd request); October 12, 2005 (4th and 5th requests).

The WVEUG submitted its updated membership rolls on September 15, 2005.

The CAD updated the service list by a letter filed September 19, 2005.

Staff filed a letter in this case on September 22, 2005 requesting timely responses to all data requests.

On September 30, 2005 AmBit served the AmBit Discovery on the Applicants.

On October 14, 2005 the Applicants filed objections to AmBit’s first data request.

On October 18, 2005 Longview filed the direct testimony of Christopher J. Colbert.

On October 18, 2005 the WVEUG filed the direct testimony and exhibits of Stephen J. Baron.

The CAD filed the direct testimony of Scott J. Rubin on October 18, 2005.

The Trades Council filed the direct testimonies of Darwin L. Snyder and Mike Jin on October 19, 2005.

On October 19, 2005 AmBit filed a letter noting that it could not file direct testimony due to the on-going discovery dispute.

On October 24, 2005 the Applicants objected to AmBit’s request for additional time to file direct testimony.

On October 24, 2005 AmBit filed a Motion to Compel upon the Applicants.

On October 27, 2005 Staff filed a motion requesting additional time in which to file its direct testimony and report.

By Order issued October 31, 2005 the Commission granted Staff’s request to extend Staff Direct Testimony filing deadline until November 4, 2005.

On October 31, 2005 (revised November 10, 2005) Longview filed its First Set of Interrogatories and Requests for Production of Documents and its First Revised Set of Interrogatories and Requests for Production of Documents, respectively, upon the Applicants. Of note, Longview asked the following:

Interrogatory 1.1 In Case No. 03-1860-E-CS, Applicants alleged that the generation of power by the Longview facility might have an effect upon West Virginia ratepayers. Should Applicants continue to maintain this position, describe in detail what, if any, impact generation from Longview will have on the West Virginia ratepayer under the current ownership of Applicants’ generating facilities?

Interrogatory 1.2 Describe in detail what, if any, impact generation of power by Longview will have on the West Virginia ratepayer after the proposed initial phase of the transfer of ownership of Applicants’ generating facilities occurs?

Interrogatory 1.3 Describe in detail what, if any, impact generation of power by Longview will have on the West Virginia ratepayer after the proposed final phase of the transfer of ownership of Ownership of Applicants’ generating facilities occurs?

Production Request 1.1 In the event Applicants allege that generation of power by Longview may have an adverse effect upon West Virginia ratepayers under the current ownership of Applicant’s generating facilities, provide all documentation to support such assertion(s) including but not limited to: detailed operating costs during the past three years for each of Applicant’s regulated generating facilities including, at a minimum, fuel costs, limestone costs, fuel usage (tons), fuel quality, fuel transportation costs, fixed and variable operating and maintenance costs, labor costs, staffing, major maintenance costs, transmission service costs, state, local, county and federal taxes, SOX and NOx emissions, SOX and NOx emission allowance allocations, SOX and NOx allowance purchase requirements and purchase costs, ash disposal costs and any other significant costs or costs that would normally be reported pursuant to Applicant’s obligations to file information to FERC on Form 1 or Form 423.

Production Request 1.2 In the event Applicants allege that generation of power by Longview may have an adverse effect upon West Virginia ratepayers after the proposed first phase of the transfer of ownership of Applicant’s generating facilities, provide all documentation to support such an assertion including but not limited to: separate detailed pro forma operating costs for each of Applicant’s regulated generating facilities. (Operating costs should include at a minimum: limestone costs, fuel usage (tons), fuel quality, fuel transportation costs, fixed and variable operating and maintenance costs, labor costs, staffing levels, major maintenance costs, transmission service costs, state, local, county and federal taxes, SOX and NOx emissions, SOX and NOx emission allowance allocations, SOX and NOx allowance purchase requirements and purchase costs, ash disposal costs and any other significant costs or costs that would normally be reported pursuant to Applicants’ obligations to file information to FERC on Form 1 or Form 423, by plant by year).

Production Request 1.3 In the event Applicants allege that generation of power by Longview may have an adverse effect upon West Virginia ratepayers after the proposed final phase of the transfer of ownership of Applicants’ generating facilities, provide all documentation to support such an assertion including but not limited to: separate detailed pro forma operating costs for each of Applicants’ regulated generating facilities. (Operating costs should include at a minimum: limestone costs, fuel usage (tons), fuel quality, fuel transportation costs, fixed and variable operating and maintenance costs, labor costs, staffing levels, major maintenance costs, transmission service costs, state, local, county and federal taxes, SOX and NOx emissions, SOX and NOx emission allowance allocations, SOX and NOx allowance purchase requirements and purchase costs, ash disposal costs and any other significant costs or costs that would normally be reported pursuant to applicants obligations to file information to FERC on Form 1 or Form 423, by plant by year).

AmBit filed its second data request on the Applicants on November 1, 2005.

The Applicants filed a response to AmBit’s motion to compel on November 1, 2005.

On November 2, 2005 the Applicants filed a letter advising that the FERC approved the Ownership Restructuring and certain implementing agreements as requested in the FERC Application in cases 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC. The Applicants discussed the FERC ruling and noted the intention of the Applicants to pursue a settlement in these cases.

Staff filed its direct testimonies and NCI Report (in both public and proprietary versions) on November 4, 2005.

On November 4, 2005 the Applicants filed a letter stating that although they did not waive their objections to AmBit’s data request, the Applicants would provide the requested information. The Applicants provided a portion of the disputed data response on the same day.

On November 17, 2005 Staff and the Applicants filed a “Joint Motion to Modify Procedural Schedule, Reschedule Evidentiary Hearing, and Extend Statutory Decision Due Date.” Therein the parties requested the Commission issue an order (1) modifying the existing procedural schedule; (2) continuing the evidentiary hearing date until January 17-20, 2006, and (3) extending the statutory decision due date to April 7, 2006 from February 18, 2006, all to allow Staff, the Applicants, and the other parties additional time to work toward a stipulated settlement. The Staff and the Applicants notified all parties to the case of this request and, as of the time of their filing, had not heard any objection to this joint motion.

Staff and the Applicants also recommended that as notice of the hearing had already been published, the Commission should retain the November 29, 2005 hearing date for use in taking public comment.

The Commission issued an Order on November 18, 2005 (1) extending the statutory due date until April 7, 2006; (2) requiring the Applicants to publish notice of the cancelled and rescheduled hearings; and (3) adopting a revised proposed procedural schedule, including a December 22, 2005 due date for rebuttal and cross-rebuttal testimony, and a January 17-20, 2006 hearing.

The Applicants responded on November 23, 2005 as follows to Interrogatory 1.1 and then referred to this answer in the remainder of the responses to the above interrogatories:

The potential future operation of the proposed Longview facility is not relevant to (i) the Applicants’ plans to construct and place into operation the Wet Scrubbers at Ft. Martin, and to finance that construction through the use of the securitization mechanism under W. Va. Code§ 24-2-4e; (ii) the completion of the Ownership Restructuring; or (iii) any other element of the relief requested in the CN and Financing Order cases and the Pending Cases. The Applicants have not alleged in the CN and Financing Order Cases that the potential future generation of power by the proposed Longview facility would have any effect on “the West Virginia ratepayer,” either before or after the completion of the Ownership Restructuring proposed in the Pending Cases. The Applicants reserve the right to take whatever position they deem appropriate regarding the proposed Longview facility in any other case before the Commission or any other agency or tribunal.

On November 30, 2005 the WVEUG filed a “Motion for Pro Hac Vice Admission of Derrick P. Williamson” and a “Verified Statement of Application for Admission Pro Hac Vice of Derrick Price Williamson.”

On December 9, 2005 AmBit filed a “Motion for Pro Hac Vice Admission of Kenneth M. Kulak” along with an “Application for Pro Hac Vice Admission of Kenneth M. Kulak.”
The Applicants filed forty affidavits of publication evidencing publication of notice as required in the Commission Order of July 26, 2005.

On December 19, 2005 Staff and the Applicants filed a “Joint Motion to Extend Rebuttal Filing Date.” The Staff and the Applicants requested the Commission move the current deadline for the filing of rebuttal and cross-rebuttal testimony as established in the Commission order of November 18, 2005 from December 22, 2005 until January 10, 2006 in order to provide additional time for the parties to work towards settlement of the cases.

The Commission issued an Order on December 20, 2005 granting the motions for pro hac vice admission of Derrick Price Williamson and Kenneth M. Kulak.

On December 20, 2005 the Commission also issued an Order extending the deadline for filing Rebuttal and Cross-Rebuttal Testimony in these cases from December 22, 2005 until January 10, 2006.

On December 20, 2005 Longview filed a Motion to Compel. Therein, Longview noted that on August 27, 2004 in Case No. 03-1860-E-CS-CN this Commission issued a conditional Siting Certificate to Longview to construct an EWG facility in Morgantown, West Virginia. The Applicants intervened in Case No. 03-1860-E-CS-CN and alleged concern that Longview may impact the Applicants’ service and or rates to retail utility customers in West Virginia. In its conditional Siting Certificate the Commission instructed Longview to be prepared to address these issues in its future transmission line application.

On December 22, 2005 the Commission issued an Order stating that the Commission would be unavailable during the afternoon of January 17, 2006 due to required attendance at a House Finance Committee Budget Hearing. The Order set forth the procedure to be followed during the hearing.

On January 3, 2006 the Applicants filed “Applicants’ Response to Longview’s Motion to Compel.” The Applicants noted that they did respond to the interrogatories, as noted above. The Applicants argued that the interrogatories sought a response in the event that the Applicants continue to maintain that the Longview facility might have an affect on West Virginia ratepayers but that the response to Interrogatory 1.1 did not make any such factual claim in any of the related cases now before the Commission.

On January 9, 2006 the Applicants, Staff, the CAD, the WVEUG, and the Trades Council, (collectively, the “Joint Movants”) filed a “Joint Motion on Procedural Matters.”
On January 10, 2006 the CAD filed the “Rebuttal Testimony of Scott J. Rubin” responding to the direct testimony of Christopher Colbert on behalf of Longview.

Longview filed a “Reply of Longview Power, LLC to Applicants’ Response to Longview’s Motion to Compel” on January 10, 2006. As relief, Longview requested that the Commission enter an order compelling the Applicants to fully and accurately respond to all of Longview’s discovery requests.

On January 10, 2006 Longview filed its “Motion of Longview Power, LLC to Extend Date for Submission of Rebuttal Testimony and Motion to Continue Hearing.” Therein, Longview cited its pending motion to compel and stated that it was unable to proceed in these matters until such time as it received full discovery responses from the Applicants.

Longview requested the due date for its rebuttal testimony (January 10, 2006) and the hearing in this matter (January 17, 2006) be continued.

On January 10, 2006 the Applicants filed the “Rebuttal Testimony of Harold Stang” in response to the testimony filed by Longview witness Colbert.

On January 11, 2006 the Stipulating Parties filed a “Joint Stipulation and Agreement for Settlement” (the “Ownership Restructuring Joint Stipulation”) in Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC recommending the Commission approve restructuring of the ownership of certain generating assets between Mon Power and Allegheny Energy Supply to allow the Applicants to avail themselves of the benefits of securitization financing under W. Va. Code§ 24-2-4e.

Also on January 11, 2006 the Applicants, Staff, the CAD, the WVEUG, the Trades Council, and AmBit (the “Stipulating Parties”) filed a “Joint Stipulation and Agreement for Settlement” (“FO Joint Stipulation”) in Case Nos. 05-0402-E-CN and 05-0750-E-PC recommending the Commission (1) grant a certificate of public convenience and necessity authorizing the Applicants to construct and operate a flue gas desulfurization system and related facilities at the Ft. Martin generating station in Monongalia County, West Virginia, as set forth in the Application for Certificate of Public Convenience and Necessity filed with the Commission on March 24, 2005 and docketed as Case No. 05-0402-E-CN, and (2) issue a financing order pursuant to the provisions of W. Va. Code§4-2-4e to authorize the Applicants to finance the construction of the project and related financing costs using the securitization financing mechanism as provided in the Application for Financing Order, Approval of Affiliated Agreements, and Related Relief filed with the Commission on May 24, 2005 and docketed as Case No. 05-0750-E-PC.

On January 12, 2006 the Commission issued an Order granting a modified version of the “Joint Motion on Procedural Matters,” in which the Commission stated it would, among other things:

1.    retain the current hearing schedule slated to begin at 9:30 a.m. on Tuesday, January 17, 2006;

2.    accept for filing the FO Joint Stipulation;

3.    accept for filing the Ownership Restructuring Joint Stipulation;

4.    hear the parties on Longview’s motion to compel and motion for additional time to file rebuttal testimony following the presentation by the witnesses in support of the joint stipulations. Longview and the other parties should be prepared to discuss the need for additional evidentiary hearing dates (as opposed to oral argument or briefing) under the scenarios resulting from whether the Commission grants or denies the motions. Specifically, Longview should be prepared to address which witnesses of its own, and of other parties, will be necessary at any such future hearing as well as describing why each such witness will be necessary.

On January 12, 2006 the Applicants filed a “Motion for Pro Hac Vice Admission of Gerald R. Deaver” and an “Application for Admission Pro Hac Vice Admission of Gerald R. Deaver.” By Order entered January 13, 2006, the Commission granted the motion for pro hac vice admission of Gerald R. Deaver.

On January 12, 2006 the Applicants submitted a “First Amendment to Motion for Protective Order.” Therein, the Applicants amended the Motion for Protective Order to include certain additional confidential data. The Applicants requested that the Commission either (1) grant the motion as amended or (2) to the extent the Commission had not relied upon the previous confidential data or the confidential version of the NCI Report (filed by Staff on November 4, 2005) in its consideration of the FO Joint Stipulation or its issuance of the Financing Order, the Commission return to the Applicants or Staff, as applicable, the sealed envelopes containing the Confidential Data and the Confidential Staff Report (as defined in the FO Joint Stipulation, the “Confidential Staff Report”) and dismiss the Motion for Protective Order as moot. This request was supported by all parties to the FO Joint Stipulation filed on January 11, 2006 in these cases. The Applicants concluded the “First Amendment to Motion for Protective Order” as follows:

8.    For the reasons identified in this First Amendment and the Motion, the Commission should accord permanent confidential treatment to the Requested Information, including the First Amendment Confidential Data. The Companies renew their request that the Commission grant this Motion, as amended, and keep in place the various protections against public disclosure of the Requested Information stated in the Protective Agreement. The Companies further request that the Commission maintain the confidentiality of the Requested Information submitted with the Motion and the First Amendment and rule that it is exempt from public disclosure under FOIA. Finally, the Companies request that the Commission implement its standard procedures in taking evidence and testimony in this case so as to preserve the confidentiality of the Requested Information both during and after its processing of this case.

By a Commission Order entered January 13, 2006, the Commission treated the additional confidential information as described in the “First Amendment to Motion for Protective Order” as it did the information described in the original “Motion for Protective Order filed by the Applicants.” The Commission noted that as with the Motion for Protective Order filed by the Applicants on July 19, 2005 it was not necessary to decide the issue at present. Staff’s public and private versions had not yet been made a part of the public record. Additionally, no entity has requested the Commission provide copies of the information for which protective treatment was sought.

On January 13, 2006 Longview filed a Motion for Leave to File Surrebuttal Testimony and, along with the Motion, filed the “Surrebuttal Testimony of Christopher J. Colbert.”

On January 17, 2006 the Applicants filed its “Applicants’ Response to Longview’s Motion for Leave to file Surrebuttal Testimony” in opposition to Longview’s proposed filing of surrebuttal testimony.

On January 17, 2006 Longview filed its “Motion to Modify the Joint Recommendations Embodied in the Joint Stipulation and Agreement for Settlement.” Therein, Longview sought to amend the FO Joint Stipulation with the following language:

Longview currently has pending before the Commission Case Nos. 03-1860-E-CS-CN and 05-1467-E-CN in which Longview has received conditional authority to build 600 megawatts of additional generating capacity in Monongalia County, West Virginia, and seeks authority to construct a high voltage transmission line. Assuming the addition of the Longview generation, neither the asset reallocation set forth in the Master Swap Agreement nor any aspect of the Joint Stipulation and Agreement for Settlement between and among the parties will have an appreciable impact on the efficient dispatch of generation to be owned by the Applicants. Likewise, assuming the addition of the Longview generation, neither the asset reallocation set forth in the Master Swap Agreement nor any aspect of the Joint Stipulation and Agreement for Settlement between and among the parties will have an appreciable impact on off-system sales for the benefit of West Virginia ratepayers.

The Commission held a hearing in these cases on January 17 and 18, 2006. The parties were present and represented as follows: Monongahela Power Company and The Potomac Edison Company by Michael A. Albert, Esq., and Christopher L. Callas, Esq.; Allegheny Power by Edward G. Kennedy, Esq., and Gerald Deaver, Esq.; Staff by Caryn Watson Short, Esq., and Leslie J. Anderson, Esq.; the Consumer Advocate Division by Billy Jack Gregg, Esq.; the West Virginia Energy User’s Group by Susan J. Riggs, Esq., Derrick P. Williamson, Esq., Marilyn McClure-Demers, Esq., Pamela C. Polacek, Esq., Karen S. Miller Orner, Esq.; Longview Power, LLC by Lynn C. Photiadis, Esq., the West Virginia State Building and Construction Trades Council, AFL-CIO by Vincent Trivelli, Esq., and the American Bituminous Power Partners, L.P. by E. Dandridge McDonald, Esq., and Anthony M. Caldwell, Esq.

The hearing was reduced to two transcripts: Tr. I (January 17, 2006) consisting of 42 pages; and Tr. II (January 18, 2006) consisting of 187 pages.

During the course of the hearing the Commission heard, among other things, argument on Longview’s outstanding motions. At the close of the hearing the Commission denied all of Longview’s motions.

On January 26, 2006 Longview filed a letter stating that it did not intend to file a brief in this matter.

On January 30, 2006 the Commission issued an Order in support of its decision to deny Longview’s motions. Specifically, the Commission denied Longview’s December 20, 2005 motion to compel; its January 10, 2006 motion to continue the hearing; its January 10, 2006 motion for additional time to file its rebuttal testimony; its January 13, 2006 motion to file surrebuttal testimony; and its January 17, 2006 motion to amend the joint stipulation.

On January 30, 2006 the Applicants filed a letter, citing Longview’s January 26, 2006 letter, noting that all issues are now ripe for the Commission’s consideration.

On March 21 and 22, 2006 the Commission conducted a hearing in Case Nos. 03-1860-E-CS-CN and 05-1467-E-CN, Longview Power, LLC. During the course of that hearing Longview announced its intention to withdraw its opposition to the filings in these cases.

On March 30, 2006 Longview filed a letter memorializing its request to withdraw its participation in these cases.

II. DISCUSSION

II. A. Protected Treatment

In response to the July 19, 2005 Motion for Protective Order filed by the Applicants, the Commission issued an Order on August 24, 2005. That Order approved the use of the Protective Agreements. Protective agreements applicable to the same information requested by additional parties were also approved.

In response to the Applicants’ January 12, 2006 “First Amendment to Motion for Protective Order” the Commission issued an Order on January 13, 2006 treating the additional confidential information as described in the “First Amendment to Motion for Protective Order” as it did the information described in the original “Motion for Protective Order filed by the Applicants.” The Commission noted that, as with the Motion for Protective Order, it was not necessary to decide the issue at that time.

In reviewing the joint stipulations in these cases the Commission reviewed all testimony submitted by the parties, including the public and confidential versions of documents filed by Staff in support of its pre-stipulation position in this case.

As such, it is necessary to address the Applicant’s motions for protective treatment.

The Commission notes that in Mountaineer Gas Company, Case No. 88-428-G-30C, Commission Order Denying Petition For Reconsideration (March 16, 1989), the Commission wrote:

In the future, all parties seeking confidentiality of certain material when such material is either: (1) requested by an opposing party in the context of litigation, or (2) required to be filed with the Commission pursuant to Commission order, rule or regulation, must file a motion for protective treatment simultaneously with the filing of the disputed material. The disputed material will be held confidential until a factual finding is made regarding the harm anticipated to result if the material is made public. The parties are invited to file stipulations whereby the party seeking information agrees to waive objection to confidential treatment as a means to speed the litigation. However, protective treatment will never be granted in the absence of convincing evidence supporting a conclusion that harm will result by making the material public.

It is administratively inefficient and usurps the decision-making authority of the Commission for the parties to withhold data, material or information and not seek protection until late in the proceeding. As the Commission wrote in Mountaineer Gas Company, Case No. 88-428-G-30C, Commission Order Reversing Administrative Law Judge Decision (November 29, 1988), it “gives an impression that information is being improperly withheld from the public” when parties decide among themselves what material will be withheld from the public.

Case processing can still be facilitated by interim protective agreements executed by the parties, but the information, material or data in question must be simultaneously filed with the Commission along with a motion for protective treatment, so that a proper decision can be made by the Commission, not the parties.

The Commission applies Rule 26(c) of the West Virginia Rules of Civil Procedure in determining what information, data or material should be covered by protective orders. See AT&T v. Public Service Commission, 423 S.E.2d 859, 861 (W.Va. 1992). Rule 26(c) provides that:

(c)    Protective orders. Upon motion by a party or by the person from whom discovery is sought, and for good cause shown, the court in which the action is pending . . . may make any order which justice requires to protect a party or person from annoyance, embarrassment, oppression, or undue burden or expense, including one or more of the following:

... (7)    That a trade secret or other confidential research, development, or commercial information not be disclosed or be disclosed only in a designated way. [Emphasis in the original.]

The Court in AT&T further stated:

As an administrative agency, the Commission has a responsibility to disclose as much information to the public as it can. The Commission’s standard for determining the likely harm from disclosure is governed by the Freedom of Information Act, W.Va. Code, 29B-1-1, et seq.[1977]. The general policy of this act is to allow as many public records as possible to be available to the public. Recognizing the needs of business for privacy of some information, the Legislature has created an exception for “trade secrets”:

The following categories of information are specifically exempted from disclosure under the provisions of this article:

(1)    Trade secrets, as used in this section, which may include, but are not limited to, any formula, plan, pattern, process, tool, mechanism, compound, procedure, production data, or compilation of information which is not patented which is known only to certain individuals within a commercial concern who are using it to fabricate, produce or compound an article or trade or a service or to locate minerals or other substances, having commercial value, and which gives its users an opportunity to obtain business advantage over its competitors.

(Id. at 862.)

The burden of proof is on the party claiming the exemption by clear and convincing evidence. (Id.)

Thus, the Commission must balance the requirement to make information available to the public with the need to protect trade secrets.

The Applicants discussed the AT&T case and argued in favor of protective treatment as follows:

Because the AT&T decision requires that the Commission apply the same Rule 26(c) standards that West Virginia courts apply, it is necessary to review the Court’s test for according trade secret protection in the civil context. State ex rel. Johnson v. Tsapis, 187 W.Va. 337, 419 S.E.2d 1 (1992), is the leading case on the “good cause” standard as it applies to protective orders under Rule 26(c)(7). In its sole syllabus point, the Tsapis Court adopted a six-factor test enunciated in Section 757 of the Restatement of Torts for determining whether there is “good cause” pursuant to Rule 26(c)(7) to issue a protective order. In evaluating a claim for protective treatment for trade secrets, the tribunal must analyze the following factors:

1.    The extent to which the information is known outside of the business of the party seeking the protective order;

2.    The extent to which it is known by employees and others involved in the party’s business;

3.    The extent of the measures the party has taken to guard the secrecy of the information;

4.    The value of the information to the party and competitors;

5.    The amount of effort or money expended by the party in developing the information; and

6.    The ease or difficulty with which the information could be properly acquired or duplicated by others.

These factors are highly fact specific, and require an explanation for each item that purports to contain a trade secret.

The Confidential Data satisfies the requirements of the Tsapis decision and should be accorded confidential treatment. The Requested Information is comprised of the following confidential and proprietary materials:

a.    Projected Fuel Prices. Item A-5 of the Consumer Advocate Division’s First Data Request sought the derivation of the $2.8 billion savings to the Companies’ ratepayers in West Virginia associated with the securitized Wet Scrubber[s] compared with the “status quo operations” described in the CN Application. The Companies indicated in their initial response to item A-5 that certain cost assumptions implicit in these calculations are highly sensitive, confidential and proprietary to the Companies because they include the Companies’ projections of fuel prices over the expected term of the environmental control bonds to be issued under the Securitization. This information has substantial commercial and competitive value, both to the Companies and to competitors in and suppliers to the electric generation industry, and its public disclosure would unfairly enhance the commercial position of those competitors and suppliers, all to the Companies’ detriment and to the potential detriment of the Companies’ customers in West Virginia.

b.    Projected Costs of Bondholder/Lender Consents. Item A-9 of the CAD’s First Data Request sought the derivation of the preliminary estimated costs of the “Bondholder/Lender Consents” described in the Financing Order Application and the assumptions used to generate those estimates. The cost of obtaining the Bondholder/Lender Consents is a significant component of the “financing costs” that the Companies seek to recover as a component of the issuance of the environmental control bonds under the Securitization. Obviously, the public disclosure of the Companies’ estimates of the fees and expenses likely to be associated with obtaining Bondholder/Lender Consents may prejudice the Companies’ ability to secure these consents in a cost-effective way, again to the detriment of the Companies’ customers in West Virginia.

A copy of these materials for the Commission’s in camera review is provided in a sealed envelope attached to this Motion as Exhibit B.

The Confidential Data constitutes a “trade secret” of the Companies for the following reasons:

a.    Future Business Plans

The Confidential Data contains insight into the Companies’ future business plans, opportunities and their relative promise, and/or strategies for implementation. Disclosure would place the Companies at a significant competitive disadvantage in future efforts to negotiate agreements for the purchase of fuel and to obtain the Bondholder/Lender Consents. Disclosure of the projected fuel cost information would also give industry competitors insight into what the Companies may have determined to be the most promising fuel procurement strategies, thereby allowing those competitors to pursue those plans and opportunities, potentially to the Companies’ detriment.

b.    Future Performance

The Confidential Data contains internal or proprietary analyses or projections of future business performance, earnings and assumptions, either generally or in light of future business plans. Disclosure would place the Companies at a significant competitive disadvantage in that it would give industry competitors insight into factors it considered in developing the Project, its expectations as to future performance, and similar matters.

c.    Customer Impact

To the extent that public disclosure of the Confidential Data is likely to frustrate the Companies’ efforts to negotiate fuel purchase contracts and to obtain the Bondholder/Lender Consents, the Companies’ cost of service (incorporating the total cost of the Securitization financing) is likely to be higher, to the detriment of the Companies’ customers in West Virginia.

Moreover, the Companies satisfy each of the six factors in the Tsapis analysis as to the Confidential Data:

Tsapis Factor 1. The Companies have attempted to maintain the confidentiality of the information in the Confidential Data to keep it from becoming known outside of the Companies’ employees, management, engineers, and other professional advisors assisting in the development of the Project and the Securitization.

Tsapis Factor 2. Dissemination of the Confidential Data has been extremely limited. Each authorized person has been integrally involved in the development of the Project or provides necessary administrative or support services to such persons.

Tsapis Factor 3. The Companies have used confidentiality agreements drafted by counsel to protect some of the

Confidential Data and have incurred legal costs and other expense associated with maintaining confidentiality.

Tsapis Factor 4. For the reasons expressed in Paragraph 11 of this Motion, the Confidential Information would be valuable to both contract counterparties and competitors of the Companies as well as the bondholders and lenders who will be asked to grant the Bondholder/Lender Consents.

Tsapis Factor 5. The Companies have invested an enormous amount of time, effort and money in developing the Project and the Securitization and generating the Confidential Data.

Tsapis Factor 6. Without the great effort and expense the Companies have devoted to the development of the Project (and in particular the financial analyses and assumptions stated in the Requested Information), it would be impossible for a competitor or contract counterparty to duplicate the Confidential Data.

Taken together, this information constitutes a compelling showing as to the specific reasons for confidential treatment of the Confidential Data, and by extension, the Companies’ entitlement to permanent protective treatment of the Requested Information. [Applicants’ Motion for Protective Order, July 19, 2005]

Several data request responses were filed pursuant to protective agreements. Those protected responses were filed with the Commission under seal and have been segregated from the rest of the Commission’s files in these cases. The Commission did not review those filings in deciding these cases. Accordingly, the Commission shall return those documents to the Applicants.

However, one party, Staff, did submit evidence containing information for which protective treatment had been sought. Staff filed both a public version and a confidential version, under seal, of that evidence. The Commission did review the confidential version of Staff’s testimony and thus it is necessary to rule on permanent confidential treatment of that information.

Based upon Commission review, and the fact that no party filed objections to the Applicants’ requests for protective treatment, the Commission agrees that the Applicants have shown that the subject information meets the criteria necessary to afford it protective treatment as a trade secret. Accordingly, the Commission shall afford permanent confidential treatment to the confidential version of the Staff evidence filed November 4, 2005.

II. B. Objections by Longview Power, LLC

Longview submitted testimony in these cases raising concerns regarding several issues. Longview was not a signatory to either the Ownership Restructuring Joint Stipulation or the FO Joint Stipulation, (both filed January 11, 2006) in these cases. However, through ongoing negotiations among the parties, Longview submitted its “Motion on Behalf of GenPower, LLC and Longview Power, LLC to Withdraw as Intervenors” on March 30, 2006 withdrawing its opposition in these cases. As such, there is no longer opposition from any party to either the FO Joint Stipulation or the Ownership Restructuring Joint Stipulation.

II. C. Resolution of related cases

By a Commission Order entered April 7, 2006 the Commission approved the Ownership Restructuring Joint Stipulation filed in Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC (the “Pending Cases”) authorizing, among other things, an intra-holding company exchange of generation assets between Mon Power and Allegheny Energy Supply, including a transfer whereby Mon Power will own 100% of the Ft. Martin Station and Allegheny Energy Supply will own 100% of the Hatfield Station.

II. D. Application for a Certificate of Convenience and Necessity

W. Va. Code§ 24-2-11 provides, in pertinent part, as follows:

(a) No public utility . . . shall begin the construction of any plant . . . for furnishing to the public any [utility] service . . . unless and until it shall obtain from the public service commission a certificate of convenience and necessity requiring such construction ... . Upon the filing of any application for such certificate, and after hearing, the commission may, in its discretion, issue or refuse to issue, or issue in part and refuse in part, such certificate of convenience and necessity: ...

Furthermore, in considering a certificate application, the Commission must assess whether the general public convenience will be served and assess the public necessity for the project. Sexton v. Public Service Commission, 188 W.Va. 305, 423 S.E.2d 914 (1992).

The Applicants seek a certificate to construct a flue gas desulfurization system, or “Wet Scrubbers” at the Ft. Martin generating station near Maidsville in Monongalia County, West Virginia, for the purpose of reducing certain emissions from the facility. The parties, through the FO Joint Stipulation, agree that such addition to the plant will sharply reduce the Applicants’ reliance on emission allowances, providing a less volatile environmental compliance mechanism for the Applicants. According to the Applicants, the price of SO2 allowances has hit historic highs, putting the Applicants and their West Virginia customers at significant financial risk unless new emission controls are installed. The Applicants argued that installation of the Wet Scrubbers at Ft. Martin using the “securitization” financing mechanism described in the Applicants’ filing is both the lowest cost solution, and also the most attractive compliance option under all direct and indirect measures assessed, including: cost per SO2 ton removed, customer impact, emission levels, the addition of construction and operating jobs at Ft. Martin, and preservation of employment in the mining industry.

The Applicants estimate that the capital cost for the construction of the Wet Scrubbers will be approximately $338 million. The financing mechanism proposed by the Applicants, and as more fully described elsewhere in this order, known as securitization, calls for the issuance of a highly-rated debt instrument issued by one or more single-purpose affiliates and supported “environmental control charges” on the Applicants’ electric consumers in West Virginia.

The Commission agrees with the parties to the Ownership Restructuring Joint Stipulation that the Wet Scrubbers are a necessary addition to the Ft. Martin plant. The Commission also concludes that the general public convenience will be served through the use of the securitization funding mechanism.

A unique wrinkle to this certificate is that, at the time of the Applicants’ filing for a certificate, the Applicants did not, and as of the date of this order do not, own the Ft. Martin plant for which the Wet Scrubbers are to be constructed. The transfer of the Ft. Martin plant, along with other generating assets, is the subject of the Ownership Restructuring Joint Stipulation approved by the order issued in Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC, contemporaneous with this order. In addition, and as described herein, there are a number of steps that must be accomplished in order to effectuate the securitization funding mechanism before funding will be available to construct the Wet Scrubbers.

With these facts in mind, the Commission shall grant the certificate with the understanding that unless the Ft. Martin plant is successfully transferred, and unless the securitization bonds issue, the Wet Scrubbers will not be built.

II. E. FO Joint Stipulation

II. E. 1. Commission’s authority to modify the FO Joint Stipulation

The FO Joint Stipulation was entered into by the Stipulating Parties after what, in essence, amounts to years of difficult and time-consuming negotiations. The Commission appreciates the work necessary to achieve the results contained in the stipulation. The Commission is also aware of the irrevocable nature of this order. W. Va. Code§ 24-2-4e(d)(2) provides that the “Commission shall issue a financing order, or an order rejecting the application for a financing order, as part of its final order on the application of the qualifying utility ... for a certificate ... .” The Commission concludes that it can approve the application for a financing order, but not within the confines of the FO Joint Stipulation as written. With that in mind, the Commission finds it necessary to make several modifications4  to the structure of the FO Joint Stipulation for implementing the securitization mechanism as contained in the FO Joint Stipulation. The Commission shall describe those modifications below.

II. E. 2. Discussion regarding Securitization

Environmental Control Bonds will be unlike any debt or equity securities previously approved by the Commission. In all other debt and equity offerings by the Applicants, the issuing utility is directly responsible to make payments to investors who purchase the securities. But neither the assets nor the revenues of the Applicants will be available to make promised payments of principal, interest and other costs associated with Environmental Control Bonds. Rather, the Commission must irrevocably commit that all such amounts will be paid from Environmental Control Charges, a special tariff rate imposed on substantially all consumers of electricity in the historic service areas of the Applicants. This represents an extraordinary relinquishment of future regulatory authority. But even more important to the Commission’s analysis and approach to the joint Application, this represents a complete shifting of all economic burdens in connection with Environmental Control Bonds from the Applicants to consumers. Because the Applicants and their shareholders are not responsible for any of the costs or charges associated with Environmental Control Bonds, the Commission seeks in this Financing Order to create incentives for the Applicants to eliminate waste and inefficiency in the structuring, marketing and pricing of the Certificates (defined below) and the Environmental Control Bonds.

For these reasons, W. Va. Code§ 24-2-4e(d) directs the Commission to ensure that the interests of West Virginia consumers are protected in connection with the issuance of Environmental Control Bonds. Moreover, in the FO Joint Stipulation the Stipulating Parties have agreed that a standard for the Financing should be that the structuring, marketing and pricing of Environmental Control Bonds will result in the lowest Environmental Control Charges consistent with (i) prevailing market conditions on or

[4]
The Commission seldom modifies joint stipulations. Occasionally it finds it necessary to do so. See, e.g., The Chesapeake and Potomac Telephone Company of West Virginia, Case No. 83-383-T-42T (Commission Order February 17, 1984) and West Virginia-American Water Company, Case No. 98-0246-W-42T (Commission Order December 21, 1998).

about the time of the pricing of the Environmental Control Bonds and (ii) the proposed structure of Environmental Control Bonds approved pursuant to the terms of the Financing Order (the “Lowest Cost Objective”). While the Commission recognizes the need for some degree of flexibility with regard to the final details of the Environmental Control Bond securitization transaction approved in this Financing Order, the Commission’s primary focus is upon the statutory requirements—not the least of which are to ensure that Environmental Control Bond securitization will result in the imposition of Environmental Control Charges that are just and reasonable and are otherwise consistent with the public interest and constitute a prudent, reasonable and appropriate mechanism for the financing of Environmental Control Activities described in the Application.

Because this Financing Order will be irrevocable, and because the true-up adjustment mechanism generally will result in the economic burden of all costs associated with Environmental Control Bonds being borne by consumers, the Commission must be particularly diligent to ensure from the outset that clear standards and effective procedures are in place to safeguard the interests of consumers in all matters relating to the structuring, marketing and pricing of Environmental Control Bonds. Otherwise, the maximum benefits potentially available to consumers from this securitized Environmental Control Bond financing might not be realized, including all the consumer benefits projected by the Applicants and summarized above.

Environmental Control Bonds will subject customers to risks not associated with any other debt or equity securities previously approved by the Commission. To ensure that the targeted benefits to customers are fully realized, the Commission believes consumers should be insulated from risks that are not absolutely essential for them to bear.

The Commission has surveyed approaches used by other state commissions that have implemented utility tariff securitization, including in particular a 2004 financing order issued by the Public Service Commission of Wisconsin to finance the costs of environmental control activities, as well as financing orders issued in 2005 by the Public Utility Commission of Texas, in 2005 by the New Jersey Board of Public Utilities and in 2004 by the California Public Utilities Commission to finance other purposes. The Commission finds that these other financing orders and their implementation in many respects have included standards and procedures that are well designed to protect the interests of consumers and should be incorporated into this Financing Order.

In this Financing Order the Commission establishes standards and procedures which the Commission finds represent best practices for the benefit of consumers while respecting legitimate interests of the Applicants. The Commission finds that these best practices standards and procedures will ensure that the imposition of Environmental Control Charges are just and reasonable, are otherwise consistent with the public interest, and constitute a prudent, reasonable and appropriate mechanism for the financing of

Environmental Control Activities, as required by W. Va. Code§ 24-2-4e(d)(3)(F). These best practice standards and procedures are designed to allow for meaningful and substantive cooperation among the Applicants and the Commission to ensure that the structuring, marketing and pricing of the Environmental Control Bonds (and the associated Certificates) will result in the lowest Environmental Control Charges consistent with market conditions and the terms of this Financing Order. The Commission finds that each of these standards and procedures must be met to protect customers and to provide the targeted benefits both to customers and to the Applicants. This Financing Order grants authority to issue Environmental Control Bonds and to impose and collect Environmental Control Charges only if the final structure of the transaction and the procedures followed comply in all respects with these standards and procedures.

To ensure that these standards are met, these procedures are followed, and that the benefits of Securitization to the Applicants’ West Virginia customers are realized, the Commission will use additional experts and resources to assist it in implementing its duty to customers. The Commission will act through its designated personnel and a financial advisor (the “Financial Advisor”) to participate in all aspects of the structuring, marketing, and pricing of the Environmental Control Bonds and will make the decision, in conjunction with the Applicants, as to whether Environmental Control Bonds will be issued.

The Commission intends that the Applicants and the Financial Advisor will work together closely and on a cooperative basis to create the broadest possible competition for Environmental Control Bonds among investors and potential underwriters, and to ensure that these standards are met and procedures are followed. The Commission is especially intent that the Applicants and the Financial Advisor effectively communicate to the capital markets the unusual strength of the credit supporting Environmental Control Bonds and Certificates issued pursuant to this Financing Order. To that end, the Commission intends that the Applicants and the Financial Advisor will develop marketing strategies to effectively convey that, while the taxing power of the State of West Virginia is not pledged to support the payment of principal and interest on Environmental Control Bonds issued pursuant to this Financing Order, the broad-based nature of the true-up mechanism and the pledge of the State of West Virginia embodied in W. Va. Code§ 24-2-4e(q) will serve to effectively eliminate, for all practical purposes and circumstances, any credit risk associated with the Certificates and the Environmental Control Bonds (i.e., that sufficient funds will be available and paid to discharge all principal and interest obligations when due).

The authority and approval granted in this Financing Order are effective only upon the Applicants filing with the Commission a Pricing Advice Letter (substantially in the form attached as Attachment 1 hereto, the “Pricing Advice Letter”) and an Issuance Advice Letter (substantially in the form attached hereto as Attachment 2 to the Pricing Advice Letter, the “Issuance Advice Letter”) demonstrating compliance with all provisions of this Financing Order, including the best practices standards and procedures set forth in this Financing Order.

III. FINDINGS OF FACT

III. A. Findings Required Under W. Va. Code §24-2-4e(d)(3)

(Each of the following items in section III.A. constitutes a finding of the Commission.)

1.    Each Applicant is a “public utility” within the meaning of Chapter 24 of the Code and is engaged “in the delivery of electric energy to customers in this state.” W. Va. Code§ 24-2-4e(b)(23)(A)(i). In addition, each Applicant had a credit rating on its unsecured debt obligations that was below “investment grade” during a portion of the period between the date that was two years prior to the effective date of W. Va. Code§ 24-2-4e (i.e., April 9, 2003) and May 24, 2005, the date on which the Financing Order Application was filed, in satisfaction of W. Va. Code§ 24-2-4e(b)(23)(A)(ii). Thus, each of the Applicants is a Qualifying Utility (“Qualifying Utility”) within the meaning of W. Va. Code§ 24-2-4e(b)(23). See, W. Va. Code§ 24-2-4e(d)(3)(A). Upon the implementation of the Ownership Restructuring, Ft. Martin will be a Qualifying Generating Facility (“Qualifying Generating Facility”) within the meaning of W. Va. Code§ 24-2-4e(b)(22) because it will be owned by Mon Power, a Qualifying Utility. (Compare FO Joint Stipulation paragraph 33, 34, and 92 et seq.)

2.    The Environmental Control Activities specified in this Financing Order, including the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project, constitute Environmental Control Activities within the meaning of W. Va. Code§ 24-2-4e(b)(5), are necessary and prudent under the circumstances, and are preferable to any alternatives available to the Applicants. See, W. Va. Code§ 24-2-4e(d)(3)(B). (Compare FO Joint Stipulation paragraph 94.)

3.    The cost of the Environmental Control Activities specified in this Financing Order, including the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project, is reasonable.  See, W. Va. Code§ 24-2-4e(d)(3)(C). (Compare FO Joint Stipulation paragraph 95.)

4.    The issuance of Environmental Control Bonds will result in overall costs to the Applicants’ respective customers in the State that (i) are lower than would result from the use of traditional utility financing mechanisms, and (ii) are just and reasonable. See, W. Va. Code§ 24-2-4e(d)(3)(D). (Compare FO Joint Stipulation paragraph 96.) To ensure that the interests of West Virginia consumers are protected in connection with the issuance of Environmental Control Bonds the standard for financing shall be that the structuring, marketing and pricing of Environmental Control Bonds will result in the lowest Environmental Control Charges consistent with (i) prevailing market conditions at the time of the pricing of the Environmental Control Bonds and (ii) the proposed structure of

Environmental Control Bonds approved pursuant to the terms of the Financing Order (all of the above which are referred to as the “Lowest Cost Objective”).

5.    The financing of Environmental Control Costs and Upfront Financing Costs (defined below) through the issuance of the Environmental Control Bonds will result in benefits to the Applicants’ customers and the State. See, W. Va. Code§ 24-2-4e(d)(3)(E). (Compare FO Joint Stipulation paragraph 97.)

6.    Potomac Edison’s transfer of net proceeds of Environmental Control Bonds to Mon Power as a prepayment for power to be delivered by Mon Power, together with Mon Power’s use of those moneys to pay a portion of Mon Power’s cost of the Environmental Control Activities specified in this Financing Order, including a portion of the cost of the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project, will be treated as the financing of Mon Power’s Environmental Control Costs with Environmental Control Bonds for purposes of W. Va. Code§ 24-2-4e(d)(3)(E). (See W. Va. Code§ 24-2-4e(d)(9).) The financing of this prepayment for power to be delivered by Mon Power to Potomac Edison through the issuance of the Environmental Control Bonds to the extent authorized in this Financing Order will result in benefits to the Potomac Edison’s customers and the State. See, W. Va. Code§ 24-2-4e(d)(3)(E).

7.     [Intentionally left blank.]

8.    The proposed issuance of Environmental Control Bonds, together with the imposition and collection of the Environmental Control Costs on the Applicants’ respective customers in the State, are just and reasonable, are otherwise consistent with the public interest, and constitute a prudent, reasonable, and appropriate mechanism for the financing of the Environmental Control Activities.  (Compare FO Joint Stipulation paragraph 98.)

III. B. Findings Required Under W. Va. Code § 24-2-4e(d)(4)

(Each of the following items in section III.B. constitutes a finding of the Commission.)

9.    The maximum amount of Environmental Control Costs that may be financed from proceeds of the Environmental Control Bonds that will be issued under the authority of this Financing Order, including proceeds of Environmental Control Bonds that will be used by Potomac Edison to prepay for power to be delivered by Mon Power and used by Mon Power to finance a portion of its Environmental Control Costs, is $338 million. See, W. Va. Code§ 24-2-4e(d)(4)(A). (Compare FO Joint Stipulation paragraph 99.)

a.    To the extent the actual amount of Environmental Control Costs exceeds the $338 million maximum, the Applicants may seek recovery of the excess amounts in a subsequent base rate proceeding. All parties will be free to take whatever position they deem appropriate concerning the recovery of any excess amounts in any subsequent proceeding.

b.    Upon completion of construction of the Project, the Applicants shall file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds (defined below) and accrued interest thereon not needed to pay Project costs, if any. Any such Net Proceeds shall be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.

10.    Findings of Fact paragraphs 16 through 19 set forth a description of the financing costs that may be recovered through Environmental Control Charges (“Financing Costs”). These costs may be recovered over the periods described in Finding of Fact paragraphs 63 and 64. See, W. Va. Code§ 24-2-4e(d)(4)(B).

11.    Conclusion of Law 8 and Ordering Paragraphs 42 through 44 of this Financing Order describe the Environmental Control Property that is created and that may be used to pay and secure the payment of Environmental Control Bonds and the Financing Costs (“Environmental Control Property”). See, W. Va. Code§ 24-2-4e(d)(4)(C).

12.    Findings of Fact paragraphs 55 through 61 and Ordering Paragraphs 58 through 65 describe the true-up adjustment mechanism. The Commission finds that the true-up adjustment mechanism is just and reasonable. See, W. Va. Code§ 24-2-4e(d)(4)(D).

III. C. Environmental Control Activities

13.    The Commission finds that the Environmental Control Activities in which the Applicants propose to engage are related to the construction of the Project. The Wet Scrubbers will use the limestone with forced oxidation (“LSFO”) flue gas desulfurization process, the attributes of which were set forth in Section IV of the Certificate Application and the Applicants’ direct testimony. The primary purpose of the Project is to reduce the emission of SO2 into the air, which is an “environmental emission” within the meaning of W. Va. Code§ 24-2-4e(b)(12). Moreover, Environmental Control Equipment (as defined in W. Va. Code§ 24-2-4e(b)(9)) will be installed at Ft. Martin, which on the implementation of the Ownership Restructuring (and prior to the issuance of the Environmental Control Bonds) will be wholly-owned by Mon Power and, thus, one hundred percent of Ft. Martin will be a Qualifying Generating Facility. Accordingly, the Project involves the construction of Environmental Control Equipment at a Qualifying Generating Facility, and therefore constitutes Environmental Control Activity within the meaning of W. Va. Code§ 24-2-4e(b)(5). (Compare FO Joint Stipulation paragraph 34.)

III. D. Estimated Construction Schedule

14.    The Commission finds that Appendix A to FO Joint Stipulation sets forth the Applicants’ estimated schedule for construction of the Wet Scrubbers. See, W. Va. Code§§ 24-2-4e(c)(3)(F) and 24-2-4e(d)(6).).

III. E. Environmental Control Charges

15.    The Commission finds that Appendix C to the FO Joint Stipulation is the Stipulating Parties’ estimate of the expected impact of the estimated Environmental Control Charge for each of the Applicants’ customer classes based upon demand levels. The estimates shown in Appendix C are based on a number of assumptions, including (i) estimated aggregate Environmental Control Costs of $338 million and estimated aggregate recoverable Upfront Financing Costs (defined below) of $27 million; (ii) the Project construction schedule; (iii) a two-series issuance of the Environmental Control Bonds (and, as described below, the Certificates) in the respective principal amounts indicated in Appendix C; and (iv) the recovery of Ongoing Financing Costs (exclusive of ECC Tax Liabilities as described below) associated with each issuance in the amounts estimated herein. The final characteristics of the Environmental Control Bonds (and, as described below, the “Certificates”), including but not limited to the timing, principal amount, interest rate, and term of each issuance, as well as the allocation of costs to customer classes based on forecasted demand relative to other classes, may differ from the estimates set forth in or incorporated into Appendix C.

III. F. Financing Costs

(Each of the following items in section III.F. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

16.    The Stipulating Parties propose that two general categories of Financing Costs be recovered from the proceeds of the Environmental Control Bonds or the collection of Environmental Control Charges: Upfront Financing Costs and Ongoing Financing Costs. (Compare FO Joint Stipulation paragraph 39.)

a.    Upfront Financing Costs (“Upfront Financing Costs”) include Financing Costs that are incurred prior to or in connection with the issuance of a series of Environmental Control Bonds and that can be financed with the proceeds of the Environmental Control Bonds, pursuant to the provisions of W. Va. Code§ 24-2-4e(b)(14). Upfront Financing Costs may include, among other items:

i.    fees and expenses, including legal expenses (A) associated with legislative and regulatory efforts to draft and secure enactment of W. Va.

Code§ 24-2-4e, (B) incurred to negotiate and secure the Ownership Restructuring Joint Stipulation and the FO Joint Stipulation, (C) incurred to prepare and file the Applications, (D) incurred to negotiate and secure the Commission’s approval of this Financing Order, and (E) incurred to secure all other regulatory approvals necessary to accomplish the Securitization (collectively, “Regulatory Costs”);

ii.    fees and expenses associated with the structuring, marketing, and issuance of each series of Certificates and Environmental Control Bonds, including counsel fees, structural advisory fees, underwriting fees and original issue discount, rating agency and trustee fees (including trustee’s counsel), accounting fees, printing and marketing expenses, SEC registration fees (if required), and miscellaneous issuance expenses (collectively, “Issuance Costs”);

iii.    fees and expenses associated with securing amendments to any indenture, financing agreement, security agreement or similar agreement or instrument relating to any existing secured or unsecured obligation of one or both Applicants, or an affiliate of one or both Applicants, or any costs incurred or allocated to one or both Applicants to obtain any consent, release, waiver or approval from any holder of such obligation, that are necessary to be incurred to permit one or both Applicants to cause the issuance of Environmental Control Bonds that are secured by a first priority security interest in Environmental Control Property that will arise in connection with this Financing Order, as well as fees and expenses associated with securing lender consents, modifications and amendments necessary to implement the Ownership Restructuring (“Lender Consent Costs”);

iv.    fees and expenses of the Financial Advisor to be retained by the Commission (“Financial Advisor Costs”); and

v.    other costs and expenses (other than Ongoing Financing Costs as described below) that may fall within the definition of Financing Costs in W. Va. Code§ 24-2-4e(b)(14) that are not explicitly defined in this sentence (“Other Costs”). (Compare FO Joint Stipulation paragraph 40.)

b.    Ongoing Financing Costs (“Ongoing Financing Costs”) are costs of servicing the Environmental Control Bonds over their life, and include both Determinable Ongoing Financing Costs and Variable Ongoing Financing Costs (both defined below). (Compare FO Joint Stipulation paragraph 40.b.)

17.    The Commission finds that interest on the Environmental Control Bonds, Regulatory Costs, Issuance Costs, Lender Consent Costs, Financial Advisor Costs, and Other Costs are general categories of costs that fall within the definition of Financing

Costs in W. Va. Code§ 24-2-4e(b)(14)(D). These costs may appropriately be recovered from proceeds of the Certificates and Environmental Control Bonds, subject to (1) the Financing Cost Caps, and (2) review and approval of the Commission and the Financial Advisor. The Commission finds that fees and expenses associated with securing legislative enactment of W. Va. Code§ 24-2-4e are not “Financing Costs” as defined in W. Va. Code§ 24-2-4e(b) and therefore may not be recovered from proceeds of the Certificates and Environmental Control Bonds. The Commission further finds, adjudicates and determines that fees and expenses associated with (i) securing lender consents as described and limited herein; (ii) filing the application in Case No. 05-0750-E-PC before the Commission; and (iii) filing modifications and amendments necessary to implement the Ownership Restructuring are “Financing Costs” as defined in W. Va. Code§ 24-2-4e(b)(14) and therefore may be recovered from proceeds of the Certificates and Environmental Control Bonds.

18.    Ongoing Financing Costs are costs of servicing the Environmental Control Bonds over their life, and include two types of costs: Determinable Ongoing Financing Costs and Variable Ongoing Financing Costs. In the Financing Order Application, the Applicants estimated that the total of Determinable and Variable Ongoing Financing Costs, based on a two-series issuance of Environmental Control Bonds, would be approximately $1.7 million annually (exclusive of debt service, and exclusive of state and Federal income tax liabilities associated with the collection of the Environmental Control Costs, which will be recovered as described below). (Compare FO Joint Stipulation paragraph 41.)

a.    Determinable Ongoing Financing Costs (“Determinable Ongoing Financing Costs”) include principal and interest on the Environmental Control Bonds,4  administration fees, the level of funding of an over-collateralization subaccount (if such an account is determined to be required), and the amount of the Servicing Fee for the initial Servicers (as those terms are defined below) of the Environmental Control Bonds. Determinable Ongoing Financing Costs are determinable, either by reference to an established dollar amount or a percentage or the approved terms of the issuance, on or before the issuance of each series of Environmental Control Bonds and will be subject to the review of the Financial Advisor and the approval of the Commission on or before the issuance of each series of the Environmental Control Bonds and Certificates. In Appendix C to the Financing Order Application, the Applicants estimated Determinable Ongoing Financing Costs to be approximately $1,367,000 annually. (Compare FO Joint Stipulation paragraph 41.a.)

[4]
Although repayment of the principal of and interest on the Environmental Control Bonds was generally not included in estimates of Ongoing Financing Costs in Appendix C of the Financing Order Application, these amounts are a component of the definition of Financing Costs in W. Va. Code§ 4e(b)(14)(A).

b.    Variable Ongoing Financing Costs (“Variable Ongoing Financing Costs”), include trustee, legal, accounting, and rating agency fees, and miscellaneous fees and expenses relating to servicing the Environmental Control Bonds and the Certificates, will vary during the term of the Environmental Control Bonds, and are not determinable on or before the issuance of each series of Environmental Control Bonds. The Applicants’ estimates of the Variable Ongoing Financing Costs for the first year after the issuance of the Environmental Control Bonds will be subject to the review of the Financial Advisor and approval of the Commission. In Appendix C to the Financing Order Application, the Applicants initially estimated Variable Ongoing Financing Costs to be approximately $312,000 annually. (Compare FO Joint Stipulation paragraph 41.b.)

c.    The Ongoing Financing Costs are a general category of costs that fall within the definition of Financing Costs in W. Va. Code§ 24-2-4e(b)(14) and may appropriately be recovered from the collection of the Environmental Control Charge, subject to:

i.    the review of the Financial Advisor as provided below;

ii.    Commission approval of the Determinable Ongoing Financing Costs as described below; and

iii.    Commission approval of the Applicants’ estimates of the Variable Ongoing Financing Costs for the first year after the issuance of the Environmental Control Bonds in the manner and to the extent described below. (Compare FO Joint Stipulation paragraph 41.c.)

  19.    Financing of Upfront Financing Costs; Financing Cost Caps. (Compare FO Joint Stipulation paragraph 42.)

a.    The Commission finds that it is appropriate to finance Issuance Costs and Regulatory Costs with the proceeds of Environmental Control Bonds subject to a cap on recovery of such costs.

b.    The Commission finds that the Applicants’ recovery of Upfront Financing Costs (exclusive of Financial Advisor Costs) from the proceeds of the Environmental Control Bonds shall be subject to two separate caps:

i.    The Applicants’ recovery of Lender Consent Costs from the proceeds of the Environmental Control Bonds will be subject to a cap of $14.25 million (the “Indirect Cost Cap”). The Applicants will file an itemized statement of Lender Consent Costs with the Commission. If Lender Consent Costs exceed the

Indirect Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding. Lender Consent Costs in an amount up to the Indirect Cost Cap are deemed reasonable, will not be subject to the review of the Financial Advisor or the approval of the Commission, and may be recovered from the proceeds of the Environmental Control Bonds.

ii.    The Applicants’ recovery of all Issuance Costs, Regulatory Costs (other than Financial Advisor Costs), and any other Upfront Financing Costs that do not explicitly fall within the definitions of Issuance Costs and Regulatory Costs (collectively, the “Direct Costs”) from the proceeds of the Environmental Control Bonds will be subject to a cap of $12.75 million (the “Direct Cost Cap”). (The Indirect Cost Cap and the Direct Cost Cap will be referred to collectively as the “Financing Cost Caps.”) If the Direct Costs exceed the Direct Cost Cap, the Applicants will be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding. All Direct Costs will be subject to the review of the Financial Advisor and the approval of the Commission.

III. G. Transaction Structure

(Each of the following items in section III.G. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

20.    The Stipulating Parties propose that Environmental Control Bond financing be implemented through a series of steps intended to support the characterization of the transaction as a “true sale” for Federal bankruptcy purposes, to insulate the transaction from foreign state tax liabilities, and, to the greatest extent possible, to ensure that the Environmental Control Bonds are treated as “debt” for Federal tax purposes and that the sale of the Environmental Control Property does not create any current Federal tax liability. (Compare FO Joint Stipulation paragraph 68.)

21.    Each Applicant proposes to form a wholly-owned Delaware limited liability company that is authorized to do business solely in the State of Nevada (the “First Tier Subsidiary”). Each First Tier Subsidiary will then form a bankruptcy-remote, Delaware limited liability company (the “Special Purpose Entity” or “SPE”) to serve as issuer of Environmental Control Bonds in the transaction, with the First Tier Subsidiary holding the entire membership interest in the SPE and thus making the SPE a disregarded entity for Federal and state income tax purposes. The purpose of each SPE will be essentially limited to acquiring the Environmental Control Property from the First Tier Subsidiary, an acquisition funded by the proceeds generated by the SPE’s issuance of Environmental Control Bonds. The assets of each SPE will consist primarily of Environmental Control Property and a collection account (“Collection Account”) established to hold revenues from the collection of the Environmental Control Charge, the First Tier Subsidiary’s equity contribution to the SPE, and amounts required to be collected in excess of debt service for additional credit enhancement, as well as any earnings thereon. (Compare FO Joint Stipulation paragraph 69.)

22.    The Stipulating Parties propose that each SPE shall have at least one director who is independent of the Applicants. The Commission finds that to facilitate future cooperation, and to ensure that the SPEs will be responsible to the Commission on an ongoing basis, the Commission should be given authority under the SPE’s organizational documents to select and remove at least one director of each SPE, and that director should receive at least the same level of compensation, insurance and indemnities as commonly are provided to independent directors of special purpose entities that issue debt securities. The Applicants may provide a list of recommended candidates to serve as independent directors of the SPEs. But the Commission should have authority to select anyone the Commission believes will most effectively protect the interests of both customers and holders of Environmental Control Bonds and will not be limited to selecting independent directors from candidates recommended by the Applicants.

23.    The Stipulating Parties propose that interest accrued on revenues from the collection of the Environmental Control Charges prior to the transfer of those revenues to the SPEs will be treated in the same manner as any other working capital and interest earnings of the Applicants in a base rate proceeding. (Compare FO Joint Stipulation paragraph 69.) The Commission finds that interest accrued on revenues from the collection of Environmental Control Charges prior to the transfer of those revenues to the SPEs should be remitted by the Servicers to the SPE for deposit in the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.

24.    The Stipulating Parties propose that, pursuant to an Environmental Control Property Transfer Agreement (the “Transfer Agreement”) between each Applicant and its First Tier Subsidiary, each Applicant, on the date of issuance of the Environmental Control Bonds, will transfer, without recourse, its Environmental Control Property to the First Tier Subsidiary. (Compare FO Joint Stipulation paragraph 70.)

25.    Each Applicant will also transfer to the First Tier Subsidiary, per rating agency and Internal Revenue Service (“IRS”) requirements, an amount required to adequately capitalize the SPE to be formed by the First Tier Subsidiary (in each case, the “SPE Capitalization Level”). Each Applicant estimated the SPE Capitalization Level to be between 0.50% and 1.50% of the aggregate principal amount of the Environmental Control Bonds to be issued by its SPE from time to time. The Stipulating Parties propose that the actual SPE Capitalization Level will depend on tax and rating agency requirements, and will be subject to review by the Financial Advisor and approval by the Commission. (Compare FO Joint Stipulation paragraph 70.) The Commission finds that the Lowest Cost Objective generally will be met by ensuring that the SPE Capitalization

Level does not exceed the minimum amount needed to meet IRS and rating agency requirements.

26.    The Stipulating Parties propose that each First Tier Subsidiary will earn a rate of return on capital contributed to its SPE equal to the then-current rate of return on common equity authorized for the Applicants, and that the SPE will pay up these earnings as dividends to the First Tier Subsidiary. In turn, the Stipulating Parties propose that the First Tier Subsidiary will pay these amounts to the Applicant as dividends on the Applicant’s equity in the First Tier Subsidiary. (Compare FO Joint Stipulation paragraph 70.) Because the True-up Mechanism described below will provide essentially triple A level assurance of recovery of the SPE Capitalization Level, the Commission finds that the rate of return on common equity would over-compensate the First Tier Subsidiaries and the Applicants for the risk of these investments in SPE capital. The Commission finds that the SPEs should be allowed to earn a rate of return on their invested capital equal to the rate of interest payable on the longest maturing tranche of Environmental Control Bonds. In addition, the application of the formula in Attachment 3 to this Financing Order shall reflect this modification.

27.    The Stipulating Parties propose that the capital contributions to the SPEs will not enter the Applicants’ capital structure or rate base for ratemaking purposes. The Stipulating Parties propose that interest accrued on amounts in the capitalization account will be used to offset expenses of the SPE. The Commission agrees that capital contributions to the SPEs should not enter the Applicants’ capital structure or rate base for ratemaking purposes. (Compare FO Joint Stipulation paragraph 70.) The Commission finds that the SPEs should be allowed to earn a rate of return on their invested capital equal to the rate of interest payable on the longest maturing tranche of Environmental Control Bonds, that this return on invested capital should be a component of the Periodic Bond Payment Requirement (described below), and that investment earnings on amounts held in the capitalization subaccount should be transferred periodically to the Excess Funds Subaccount (described below) and used to offset expenses of the SPE for purposes of establishing the Periodic Bond Payment Requirement.

28.    The Stipulating Parties propose that on the date of issuance of the Environmental Control Bonds, the First Tier Subsidiary will sell the Environmental Control Property via an absolute transfer or “true sale” to its SPE. Each SPE will pay for its acquisition of the Environmental Control Property with all proceeds from its issuance of Environmental Control Bonds, net of underwriter’s discount and other costs of issuance to be paid by the SPE (“Net Proceeds”). The Commission finds and directs the First Tier Subsidiary shall immediately provide the Net Proceeds to the Applicant as a dividend on the Applicant’s investment in the First Tier Subsidiary, and Potomac Edison shall immediately use all Net Proceeds from Environmental Control Bonds issued on its behalf to prepay Mon Power for power, as summarized in Finding of Fact 6 of this Financing Order. Mon Power shall immediately transfer all Net Proceeds (including Net Proceeds received by Mon Power from Potomac Edison as a prepayment for power) to the indenture trustee for Environmental Control Bonds issued for the benefit of Mon Power for deposit to a Wet Scrubber Project Fund..

29.    The Commission finds and shall direct that each Applicant shall file with the Commission a periodic report showing the receipt and disbursement of proceeds of Environmental Control Bonds. In the case of Mon Power, this shall include a separate report of receipts and disbursements from its Wet Scrubber Project Fund. Staff of the Commission is authorized to review and audit the books and records of each Applicant relating to the receipt and disbursement of proceeds of Environmental Control Bonds. The provisions of this paragraph shall not be construed to limit the general authority of the Commission to investigate the practices of each Applicant or to audit the books and records of either or both Applicants. See, W. Va. Code§ 24-2-4e(d)(8).

30.    [Intentionally left blank.]

31.    To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, the Stipulating Parties proposed that Net Proceeds be invested and that the interest earnings thereon be applied as a reduction or credit to customer rates other than through the Environmental Control Charge. (Compare FO Joint Stipulation paragraph 71.) The Commission finds and shall direct that it is more appropriate to cause such investment earnings to be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.

32.    Upon completion of construction of the Project, the Applicants propose to file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds not needed to pay Project costs, if any. (Compare FO Joint Stipulation paragraph 71.) This shall include, without limitation, Net Proceeds remaining in the Wet Scrubber Project Fund. The Commission finds and shall direct that such remaining Net Proceeds should be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.

33.    The Stipulating Parties propose that the assets of each SPE, consisting primarily of the Environmental Control Property and the Collection Account, be pledged as collateral to secure payment of the Environmental Control Bonds issued by it, as authorized in W. Va. Code§ 24-2-4e(k)(3). (Compare FO Joint Stipulation paragraph 74.)

34.    To effect a combined issuance of Environmental Control Bonds in the capital markets (that is, the Environmental Control Bonds to be issued by each SPE), the Stipulating Parties propose that each SPE sell its Environmental Control Bonds to a single bankruptcy-remote grantor trust jointly established by the Applicants under Delaware law (“Grantor Trust”). The Grantor Trust will then issue certificates backed by the Environmental Control Bonds (“Certificates”). The terms of the Certificates will mirror those of the Environmental Control Bonds. Each tranche of Certificates will represent fractional undivided beneficial interests in the corresponding tranches of the Environmental Control Bonds of each SPE. Each tranche of Certificates will have the same interest rate and final maturity date as each of the related tranches of Environmental Control Bonds. (Compare FO Joint Stipulation paragraph 72.)

35.    The Stipulating Parties propose that the obligations of each SPE will be separate and distinct from those of the other SPE. There will be no cross-collateralization between the SPEs, meaning that any collection shortfalls of one SPE may not be offset by over-collections by the other SPE. There also will be no cross-default provisions, so that an event of default in respect of the Environmental Control Bonds of one SPE will not result in an event of default in respect of the Environmental Control Bonds of the other. (Compare FO Joint Stipulation paragraph 73.) The Commission agrees and finds that each series of Environmental Control Bonds issued for the benefit of each Applicant will be a separate issue of senior secured debt obligations of the respective SPE issuer.

III. H. Security for the Environmental Control Bonds

(Each of the following items in section III.H. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

36.    The payment of the Environmental Control Bonds and related charges authorized by this Financing Order is to be secured by the Environmental Control Property created by this Financing Order and by certain other collateral as described in the Application. The Environmental Control Bonds will be issued pursuant to indentures administered by one or more indenture trustees. In the FO Joint Stipulation the Stipulating Parties proposed that each SPE will establish a collection account (“Collection Account”) to hold revenues from the collection of the Environmental Control Charges and certain other amounts. The FO Joint Stipulation envisions that each Collection Account will include a variety of subaccounts, including a Capital Subaccount. The Commission has surveyed the array of subaccounts provided for in financing orders that have approved ratepayer-backed bonds in other states, including the most recent financing order issued by the Public Utility Commission of Texas (Docket No. 30485, March 2005), and has found that additional subaccounts within the Collection Accounts are appropriate. Each indenture shall include provisions for a Collection Account for each series and subaccounts for the collection and administration of the Environmental Control Charges and payment or funding of the principal and interest on the Environmental Control Bonds and other costs, including fees and expenses, in connection with the Environmental Control Bonds, as described in the Application. Pursuant to each indenture, an SPE shall establish a Collection Account as a trust account to be held by the indenture trustee as collateral to ensure the payment of the principal, interest, and other costs approved in this Financing Order related to the Environmental Control Bonds in full and on a timely basis. The Collection Account shall include the General Subaccount, a Capital Subaccount, an Excess Funds Subaccount, and may include other subaccounts (each described below and collectively, the “Subaccounts”).

37.    The indenture trustee will deposit the Environmental Control Charge remittances that the Servicer remits to the indenture trustee for the account of the SPE into one or more segregated trust accounts (each a “Collection Account”) and allocate the amount of those remittances to the General Subaccount (“General Subaccount”). The indenture trustee will, on a periodic basis, apply moneys in the General Subaccount according to the priorities set forth in the indenture to pay expenses of the SPE and the Grantor Trust, to pay principal and interest on the Environmental Control Bonds, and to meet the funding requirements of the other Subaccounts. Funds in the General Subaccount will be invested by the indenture trustee in short-term, high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the indenture trustee to pay principal and interest on the Environmental Control Bonds and all other components of the Periodic Bond Payment Requirement (as defined below), and otherwise in accordance with the terms of the indenture.

38.    When a series of Environmental Control Bonds is issued, First Tier Subsidiaries will make capital contribution to SPEs for that series, which the SPEs will deposit into the respective Capital Subaccounts (“Capital Subaccounts”). The Capital Subaccount will serve as collateral to ensure timely payment of principal and interest on the Environmental Control Bonds and all other components of the Periodic Bond Payment Requirement. Any funds drawn from the Capital Subaccount to pay these amounts due to a shortfall in the Environmental Control Charge remittances will be replenished through future Environmental Control Charge remittances. The funds in this subaccount will be invested by the indenture trustee in short-term, high-quality investments, and such funds (including investment earnings) will be used by the indenture trustee to pay principal and interest on the Environmental Control Bonds and all other components of the Periodic Bond Payment Requirement.

39.    Capital contributions to the SPEs should be funded by the Applicants, as described above. The Stipulating Parties propose that investment earnings on amounts held in the Capital Subaccounts be used to offset expenses of the SPEs. Because this Financing Order concludes that the Applicants (through their First Tier Subsidiaries) are to receive a separate, stated return on their equity investments in the SPEs from Environmental Control Charges, and because this Financing Order calls for expenses of the SPEs to be paid from moneys in the General Subaccount through a waterfall of priorities set forth in the indenture, the Commission finds and directs investment earnings on amounts in the Capital Subaccounts shall be remitted periodically to the Excess Proceeds Subaccount for the benefit of customers.

40.    The Excess Funds Subaccount (“Excess Funds Subaccount”) will hold any Environmental Control Charge remittances and investment earnings on the Collection Account in excess of the amounts needed to pay current principal and interest on the Environmental Control Bonds and to pay other Periodic Bond Payment Requirements (including, but not limited to, funding or replenishing the Capital Subaccount). Any balance in or allocated to the Excess Funds Subaccount on a true-up adjustment date will be subtracted from the Periodic Bond Payment Requirements for purposes of the true-up adjustment. The money in this Subaccount will be invested by the indenture trustee in short-term, high-quality investments, and such money (including investment earnings thereon) will be used by the indenture trustee to pay principal and interest on the Environmental Control Bonds and other Periodic Bond Payment Requirements.

41.    A Tranche Subaccount (the “Tranche Subaccount”) will be established for each floating-rate class of Environmental Control Bonds upon issuance. On the business day preceding each payment date, the trustee will allocate to the Tranche Subaccount from the General Subaccount an amount equal to the gross fixed amount for the floating rate class on that payment date. On that day, any net swap payment will be paid to the related swap counterparty from the Tranche Subaccount, or any net swap receipt from the related swap counterparty will be deposited into the Tranche Subaccount. On the related payment date, amounts in the Tranche Subaccount will be paid as interest to the holders of the floating-rate Environmental Control Bonds. In the event of a shortfall of funds in the Tranche Subaccount to make a net swap payment due the related swap counterparty and to pay interest on the floating-rate Environmental Control Bonds, those amounts will be paid on a pro rata basis based on the relative amounts due in respect of the swap and the interest on that class. Any balance remaining in the Tranche Subaccount after payments have been made to the holders of the floating-rate Environmental Control Bonds on a payment date will be transferred to the Collection Account for allocation on the next payment date.

42.    The Collection Account and the Subaccounts described above are intended to provide for full and timely payment of scheduled principal and interest on the Environmental Control Bonds and all other components of the Periodic Bond Payment Requirement. If for any reason the amount of Environmental Control Charges remitted to the General Subaccount is insufficient to make all scheduled payments of principal and interest on the Environmental Control Bonds and to make payment on all of the other components of the Periodic Bond Payment Requirement, the Excess Funds Subaccount, and the Capital Subaccount will be drawn down, in that order, to make those payments. Any deficiency in the Capital Subaccount due to such withdrawals must be replenished on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional Accounts and Subaccounts as are necessary to segregate amounts received from various sources, or to be used for specified purposes. Such Accounts and Subaccounts will be administered and utilized as set forth in the Servicing Agreements and the Indentures. Upon the maturity of the Certificates and the Environmental Control Bonds and upon discharge of all obligations in respect thereof, remaining amounts in the Collection Account, other than amounts that were in the Capital Subaccount, will be released to the SPEs and equivalent amounts will be credited by the Applicants to their customers.

43.    The use of Collection Accounts and Subaccounts in the manner described above will lower risks associated with the securitization and thus lower the costs to customers, and should therefore be approved.

III. I. Financing Cost Allocation Methodology

44.    Appendix D to the FO Joint Stipulation shows the methodology the Applicants propose to use to allocate Financing Costs among customer classes. The Stipulating Parties propose that the allocation methodology shown in Appendix D be used solely for the purpose of allocating Financing Costs among customer classes for the financing transaction authorized by the Financing Order. The Stipulating Parties further propose that use of the allocation methodology set forth in Appendix D will have no precedential effect for future proceedings, and that each Applicant be free to take whatever position it deems appropriate concerning the allocation among customer classes in any subsequent base rate, ENEC, certificate, or securitization proceeding. (Compare FO Joint Stipulation paragraph 64.) The Commission finds that this general methodology, as restated in Attachment 2, is appropriate. The Commission also finds that this methodology, as restated in Attachment 2, also is appropriate to allocate both Financing Costs and Environmental Control Costs between the Applicants for purposes of determining the amount of Environmental Control Bonds to be issued for the benefit of each Applicant.

III. J. The Applicants as “Servicers” of the Environmental Control Property

(Each of the following items in section III.J. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

45.    The Stipulating Parties propose that each of the Applicants will enter into a Servicing Agreement (described below) with its SPE.

a.    Under the Servicing Agreement, the Applicant will be responsible for metering, calculating, billing, collecting, and remitting the Environmental Control Charge arising from the Environmental Control Property owned by the SPE. The Servicing Agreements will provide that each Applicant may provide some or all of these services directly or through another provider. As Servicer (“Servicer”), each Applicant will bear the responsibility of making daily remittances of the Environmental Control Charge revenues to the SPE. Each Servicing Agreement will set forth circumstances under which the Applicant may ultimately be permitted to make remittances less frequently than daily. Additionally, each Applicant will be responsible for filing True-Up Letters described below. As compensation for its duties as Servicer, each Applicant proposes to receive a servicing fee not to exceed 0.05% per annum of the initial principal balance of the Environmental Control Bonds issued by its SPE (the “Servicing Fee”), which amount will be subject to review by the Financial Advisor and approval by the Commission.

b.    In the event of a default by an Applicant as Servicer or any successor Servicer in payment of the Environmental Control Charge to an SPE, the Stipulating Parties propose that the Commission will, upon application by (1) the holders of Environmental Control Bonds or Certificates or the Environmental Control Bond trustees or the Certificate trustee, (2) such SPE or its assignees, or (3) pledgees or transferees of the Environmental Control Property, order the sequestration and payment to or for the benefit of such SPE or such other party of revenues arising with respect to the Environmental Control Property. This will provide additional certainty that the Environmental Control Charge will benefit the owner of the Environmental Control Property and should serve to enhance the credit quality of the Environmental Control Bonds.

c.    In the event of a default by a Servicer in remittance of the Environmental Control Charge, the Commission will, in accordance with W. Va. Code§ 24-2-4e and upon application by (i) the holders of the Environmental Control Bonds or the Certificates, or the Environmental Control Bond trustees or Certificate trustee as beneficiary of any statutory lien provided by W. Va. Code§ 24-2-4e, (ii) an SPE or its assignees, or (iii) pledgees or transferees of the Environmental Control Property, order the sequestration and payment to or for the benefit of the SPE or such other party of the revenues arising with respect to the Environmental Control Property. (Compare FO Joint Stipulation paragraph 77.)

d.    The Commission finds and directs that the Servicing Agreement shall contain a recital clause that the Commission, or its attorney, will enforce the Servicing Agreement for the benefit of West Virginia customers to the extent permitted by law.

46.    The Commission finds and directs that an Applicant shall indemnify customers to the extent customers incur losses by reason of the negligence, recklessness or willful misconduct of that Applicant as Servicer, including without limitation losses associated with higher servicing fees payable to a substitute Servicer as a result of such negligence, recklessness or willful misconduct of that Applicant as Servicer.

47.    The Stipulating Parties have proposed that the Applicants not be permitted voluntarily to resign from their respective duties as Servicer if the resignation will harm the credit rating on the Certificates or on the Environmental Control Bonds issued by their respective SPEs. If either Applicant defaults on its duties as Servicer or is required for any reason to discontinue those functions, then the Stipulating Parties propose that a substitute servicer acceptable to the trustee and the rating agencies be named to replace the Applicant. In this event, the Stipulating Parties propose that the Servicing Fee not exceed 1.25% per annum on the initial principal balance of the Environmental Control Bonds. (Compare FO Joint Stipulation paragraph 78.)

48.    The Commission notes that the fee payable to a substitute Servicer in utility tariff securitizations authorized by the Public Utility Commission of Texas may not exceed 0.60% per annum on the initial principal balance of the securitized bonds and that the rating agencies and public capital markets accepted that 0.60% per annum cap. See e.g., Public Utility Commission of Texas, Docket No. 30485, March 2005. The Commission finds and directs that the Servicing Fee payable to a substitute Servicer shall not exceed 1.25% per annum on the initial principal balance of the Environmental Control Bonds. The Commission anticipates that active and aggressive negotiation of the Servicing Fee payable to a substitute Servicer generally should result in a Servicer Fee that does not exceed 0.60% per annum on the initial principal balance of the Environmental Control Bonds.

49.    If it ever becomes necessary to find a substitute Servicer for an Applicant, because the Applicants filed jointly and propose that their Environmental Control Bonds will be offered to the public on a coordinated basis through a single set of Certificates issued by their Grantor Trust, the Commission finds and directs that each Applicant shall be required to commit to serve as substitute Servicer in connection with Environmental Control Bonds issued for the other and to accept the same servicing fee payable to the initial Servicer.

50.    Even if an Applicant’s resignation as servicer would not harm the credit rating on the Environmental Control Bonds issued by the respective SPE or the Certificates, the Commission finds and directs that the Applicants shall not be permitted to voluntarily resign from their respective duties as Servicer without consent of the Commission.

51.    The Commission finds and directs that the SPEs and the trustees shall not be permitted to waive any obligations of the Applicants as sellers or as Servicers without express written consent of the Commission.

III. K. The Environmental Control Charge

(Each of the following items in section III.K. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

52.    At the time of the initial issuance of each series of Environmental Control Bonds and again on each application of the Adjustment Mechanism (as described below and set forth in Attachment 3 hereto), the Stipulating Parties propose that the Environmental Control Charge be set for each SPE to allow each SPE to recover its Periodic Bond Payment Requirement for the ensuing collection period. The Environmental Control Charge will remain in effect until the SPE has received collections in amounts sufficient to discharge its obligations. (Compare FO Joint Stipulation paragraph 79.)

53.    The Stipulating Parties propose that the Environmental Control Charge be a separate component of, and line item on, an electric customer’s bill. To improve the credit quality of the Environmental Control Bonds in light of the Stipulating Parties’ estimated fifteen-year maturities of the Environmental Control Bonds, each customer class of each Applicant will, in effect, be required to accept joint and several liability for payment of the Applicant’s Environmental Control Bonds similar to the way banks in the Federal Home Loan system support each other. Holders of Environmental Control Bonds may not arbitrarily seek to impose the entire burden of repaying Environmental Control Bonds on a single customer or a select group of customers outside the Adjustment Mechanism, although delinquencies or under-collections in one customer class will be taken into account in the application of the Adjustment Mechanism to adjust the Environmental Control Charge for all customers of the Applicant, not just the class of customers from which the delinquency or under-collection arose. However, no such joint and several liability will exist between the customers of Potomac Edison and the customers of Mon Power. (Compare FO Joint Stipulation paragraph 81.)

54.    The Stipulating Parties propose that partial payments of charges by customers will be allocated pro-rata among the Environmental Control Charge and the other components of the Applicant’s charges on the bill. (Compare FO Joint Stipulation paragraph 81.) To protect the interests of customers, the Commission finds and directs that partial payments shall be allocated first to the Environmental Control Charge, including any past-due Environmental Control Charge unless the Applicants and the Financial Advisor jointly determine (and the Applicants certify to the Commission in a Pricing Advice Letter) that a pro-rata allocation of partial payments will result in lower Environmental Control Charges than allocating partial payments first to the Environmental Control Charges.

III. L. The Guaranteed True-Up Adjustment Mechanism

(Each of the following items in section III.L. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

55.    W. Va. Code§ 24-2-4e defines the Adjustment Mechanism (“Adjustment Mechanism”) as a formula-based mechanism for making any adjustments to the Environmental Control Charge that are necessary to adjust for any over-collection or under-collection of the Environmental Control Charge or otherwise to guarantee the timely and complete payment and recovery of Environmental Control Costs and Financing Costs. The Stipulating Parties have agreed among themselves that the Adjustment Mechanism shown in Appendix E to the FO Joint Stipulation is reasonable and propose that it be used to make periodic adjustments to the Environmental Control Charges. (Compare FO Joint Stipulation paragraph 65.)

56.    The Commission finds that a periodic true-up is necessary to guarantee full recovery of required amounts over the expected life of the Environmental Control Bonds. (Compare FO Joint Stipulation paragraph 66.) In order to guarantee adequate Environmental Control Charge collections and to avoid large over-collections and under-collections over time, the Commission directs that the Servicer shall reconcile Environmental Control Charges using each Applicant’s most recent Commission-approved forecast of electricity deliveries (i.e., forecasted billing units) and estimates of related expenses. Each periodic true-up should ensure that Environmental Control Charge collections in respect of each Applicant are sufficient to meet the payment requirements of that Applicant’s SPE (including ongoing fees and expenses and amounts required to be deposited in or allocated to any Collection Account or Subaccount, trustee indemnities, payments due in connection with swap agreements and any expenses incurred by the indenture trustee or the servicer to enforce bondholder rights and all other payments that may be required pursuant to the waterfall of payments described in Indenture) over the life of each series of Environmental Control Bonds (the “Periodic Bond Payment Requirement”).5

57.    The Commission finds that prompt implementation of Routine True-Up Letters is critical to the rating agencies’ determination of (1) the reliability and adequacy of debt service payments, and (2) how much capitalization and other credit enhancements

[5]
The Periodic Bond Payment Requirement for each series of Environmental Control Bonds will be composed of the following components for each Environmental Control Charge collection period: (i) the payments of the principal of and interest on the Environmental Control Bonds issued by the Qualifying Utility’s wholly-owned SPE, in accordance with the expected amortization schedule, including deficiencies on past-due principal and interest for any reason; (ii) Financing Costs payable during the collection period, including without limitation, the operating costs of the SPE, the cost of servicing the Environmental Control Bonds, trustee fees, rating agency fees, legal and accounting fees, and other related fees and expenses (including the costs of maintaining the Grantor Trust described below); and (iii) the cost of funding and/or replenishing the Capital Subaccount and any other credit enhancements established in connection with the Environmental Control Bonds issued by that SPE.

will be required to obtain the highest credit ratings. This is necessary to appeal to the broadest number of potential investors at the lowest possible cost to customers.

58.    The Commission finds that true-up filings will be based upon the cumulative differences, regardless of the reason, between the Periodic Bond Payment Requirement (including scheduled principal and interest payments on the Environmental Control Bonds) and the amount of Environmental Control Charge remittances to the indenture trustee. True-up procedures are necessary to ensure full recovery of amounts sufficient to meet the Periodic Bond Payment Requirements over the expected life of the Environmental Control Bonds. To ensure adequate Environmental Control Charge revenues to fund the Periodic Bond Payment Requirement and to avoid large overcollections and undercollections over time, the servicer will reconcile the Environmental Control Charges using the Applicant’s most recent forecast of electricity deliveries (i.e., forecasted billing units) and estimates of transaction-related expenses. The calculation of the Environmental Control Charges will also reflect both a projection of uncollectible Environmental Control Charges and a projection of payment lags between the billing and collection of Environmental Control Charges based upon the Applicants’ most recent experience regarding collection of Environmental Control Charges.

59.    The Stipulating Parties propose that two kinds of true-ups be implemented: “routine” and “non-routine.”

a.    A routine true-up (“Routine True-Up”) is an automatic adjustment to the Environmental Control Charge that occurs annually, consistent with W. Va. Code§ 24-2-4e(e). A Routine True-Up is intended to ensure that the collection of the Environmental Control Charge over the next collection period is adjusted for over- and under-collections in prior periods, changes in forecasted consumption and collection patterns, and changes in the Periodic Bond Payment Requirement. To effect a Routine True-Up, each Applicant, as Servicer for its respective SPE under an Environmental Control Property Servicing Agreement between the Applicant and the SPE (as described below, the “Servicing Agreement”), will file with the Commission a “routine” true-up advice letter (“Routine True-Up Letter”) substantially in the form attached as Attachment 4 to this Financing Order. Each Routine True-Up Letter will include a statement of the Variable Ongoing Financing Costs payable during the preceding collection period. A Routine True-Up will be automatically effective sixty days following the letter filing date, or on such earlier date as may be specified in this Financing Order. In addition to the required annual filings, each Applicant may file a Routine True-Up Letter no more frequently than quarterly, and beginning in the last year each series of Environmental Control Bonds is expected to be outstanding, as frequently as monthly if needed or as required in the Servicing Agreement. (Compare FO Joint Stipulation paragraph 67.a.) The Commission finds that prompt implementation of Routine True-Up Letters is critical to the rating agencies’ determination of (1) the reliability and adequacy of debt service payments, and (2) how much capitalization and other credit enhancements will be required to obtain the highest credit ratings. The Commission has surveyed approaches used by other state commissions that have implemented utility tariff securitization, including in particular a 2004 financing order issued by the California Public Utilities Commission, as well as financing orders issued in 2005, 2002 and 2000 by the Public Utility Commission of Texas. Those financing orders provided that requests for routine true-up adjustments may be filed as late as 15 days before the beginning of the adjustment period and are to take effect on the first day of the adjustment period. The Commission finds that providing for routine true-up adjustments to take effect 15 days after requests for true-up adjustments are filed is likely to maximize the credit quality of the Environmental Control Bonds and the Certificates, thereby possibly reducing the yields on the Environmental Control Bonds and the Certificates for the benefit of ratepayers.

b.    A non-routine true-up (“Non-Routine True-Up”) is caused by an event that requires modification to the Adjustment Mechanism. One example of such an event would be the loss of a major industrial or commercial customer that represents a substantial portion of the Applicants’ normal electric load. Whenever an Applicant or Staff determines that a Non-Routine True-Up is required to more accurately project and generate adequate collections of the Environmental Control Charge, the Applicant or Staff may file a non-routine true-up advice letter (“Non-Routine True-Up Letter,” and together with a Routine True-Up Letter, the “True-Up Letters”). Staff shall not file a non-routine true-up advice letter which, if approved by the Commission, would violate the State Pledge set forth in W. Va. Code§ 24-2-4e(q). Non-Routine True-Up Letters do not result in an automatic adjustment to the Environmental Control Charge. Instead, in a Non-Routine True-Up Letter, the Applicant will recommend modifications to one or more components of the Adjustment Mechanism for Commission approval. If the Commission approves the modification, a Routine True-Up may be approved concurrently with any approved modification to the Adjustment Mechanism requested in the Non-Routine True-Up Letter. The Stipulating Parties propose that the Commission shall have ninety days in which to process a Non-Routine True-Up Letter. (Compare FO Joint Stipulation paragraph 67.b.)

c.    The Stipulating Parties further propose that the Commission’s implementation of True-Up Letters will occur on the schedule set forth in W. Va. Code§ 24-2-4e(e) (except that, as mentioned above, there is no automatic adjustment in the case of Non-Routine True-Up Letters). During the up-to-sixty-day period (in the case of a Routine True-Up Letter) or ninety-day period (in the case of a Non-Routine True-Up Letter) commencing with the Applicants’ filing of the True-Up Letter, the Applicant will give public notice through the publication of a Class I legal advertisement in Kanawha County (if the adjustment would result in an increase in the amount of the Environmental

Control Charge) and interested parties will have thirty days in which to offer comment, which, in the case of a Routine True-Up, shall be limited to the mathematical accuracy of the calculations and the amount of the adjustment, and if the Commission believes a hearing is necessary, a hearing will be held within forty days of the date the True-Up Letter was filed. In light of these short processing timelines (not more than 60 days for Routine True-Up Letters and 90 days for Non-Routine True-Up Letters), the Applicants propose to respond to all data requests within five (5) days. (Compare FO Joint Stipulation paragraph 67.c.)

60.    The Commission finds that the guaranteed routine true-up mechanism is essential to the credit of the Environmental Control Bonds and their appeal to investors throughout the fixed income capital markets at the lowest cost to customers. It is unlike any other credit feature in other debt securities previously approved by this Commission. The broad-based nature of the true-up mechanism and the pledge of the State of West Virginia embodied in W. Va. Code§ 24-2-4e(q) serves to effectively eliminate for all practical purposes and circumstances any credit risk associated with the Certificates and the Environmental Control Bonds (i.e., that sufficient funds will be available and paid to discharge all principal and interest obligations when due).

61.    The Commission finds that the guaranteed routine true-up mechanism combined with the non-bypassability of the Environmental Control Charge should be viewed favorably under international risk weight rules of foreign banking regulators. This should further expand the competition for Environmental Control Bonds and could lead to lower costs for customers. In the event that all retail electric consumers in the West Virginia private sector (and the federal government) leave an Applicant’s Utility Service Area (defined below) or for whatever reason fail to pay Environmental Control Charges that are dedicated to paying Environmental Control Bonds, the only remaining consumers would be West Virginia public sector entities (state and local governments) physically located within the Applicant’s Utility Service Area. Should this occur, these West Virginia public sector entities, pursuant to the true-up mechanism, would be the payor of last resort and would be obligated to make Environmental Control Charge payments that would be used to make payments on the Environmental Control Bonds. Such Environmental Control Charges therefore would be a direct claim on such West Virginia state and local governments.

III. M. Estimated Bond Issuance Dates, Maturities and Amortization

(Each of the following items in section III.M. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

62.    The Stipulating Parties propose that the Certificates and the Environmental Control Bonds may be issued either in a single series or in two series, in the latter case with the first issuance in the fourth quarter of 2006 and the second issuance in the second quarter of 2008, although the Stipulating Parties acknowledge that these issuance dates are preliminary estimates only and the actual date or dates could differ. While a two-series issuance may be more cost-effective in view of the Applicants’ phased capital needs, the issuance of Environmental Control Bonds in only one series may be more cost-effective at the time of issuance, given the additional Issuance Costs associated with multiple issuances and the possibility of more favorable pricing associated with a larger issuance. (Compare FO Joint Stipulation paragraph 59.) Although the Commission believes that customer benefits are likely to be maximized by a single issuance of Certificates and associated Environmental Control Bonds, it would not be prudent to require a single issuance in this irrevocable Financing Order.

63.    The Commission finds that the SPEs will issue and sell Environmental Control Bonds in one or more series, and each series may be issued in one or more tranches. The scheduled final maturity date of any series of Environmental Control Bonds should be as long as possible, consistent with obtaining triple A ratings on the Certificates and the Environmental Control Bonds while concurrently ensuring that the Lowest Cost Objective is achieved for Environmental Control Bonds and Certificates of those maturities. The legal final maturity date of each series and tranche within a series and amounts in each series will be finally determined by the Applicants and the Commission’s designated representative or financial advisor, consistent with market conditions and indications of the rating agencies, at the time the Certificates and the Environmental Control Bonds are offered for sale, but subject to ultimate Commission review through the Pricing Advice Letter process.

64.    The Commission finds that amortization of principal on the Certificates and on the Environmental Control Bonds should be set such that expected average annual Environmental Control Charges to residential customers of the Applicants in the aggregate will be essentially level over the term of the Certificates and the Environmental Control Bonds. (Compare FO Joint Stipulation paragraph 127.)

65.    The Stipulating Parties propose that payment of principal of and interest on the Environmental Control Bonds be made quarterly or semi-annually to the holders of the Certificates. The legal final maturity date for each tranche of Environmental Control Bonds will be established at a date that is expected to be one to two years following its respective scheduled maturity date.

III. N.	Environmental Control Bonds to Be Treated as “Debt” for Federal Income Tax Purposes

66.    The Stipulating Parties propose that the transactions should be structured such that the transfer of the Environmental Control Property conveyed pursuant to the Transfer Agreement and Sale Agreement will not give rise to immediate Federal taxation of the proceeds of the sale and that the Environmental Control Bonds will be treated as “debt” for Federal income tax purposes (and, to the extent the State follows a Federal tax determination on this issue, for State income tax purposes). The Applicants propose to take steps to increase the likelihood of this intended tax treatment, including (i) setting the SPE Capitalization Level at an amount up to 1.50% of the initial principal amount of each series of Environmental Control Bonds, if necessary, subject to the review of the Financial Advisor and the approval of the Commission; (ii) funding an over-collateralization subaccount, if necessary, through excess collections of the Environmental Control Charge as described in Appendix G to the Financing Order Application; and (iii) obtaining a favorable opinion of tax counsel on the intended tax treatment. (Compare FO Joint Stipulation paragraph 82.)

67.    The IRS has issued a Revenue Procedure (Rev. Proc. 2005-62; effective date September 12, 2005) intended to provide a “safe-harbor” for bonds issued for the benefit of utilities and secured by a financing order issued by a state agency with power to enforce the order. In the event it is determined that the transactions envisioned by this Financing Order are not a tax-free and that the Federal and State tax liability associated with the entire Environmental Control Charge revenue stream should be accelerated to the date of issuance of the Environmental Control Bonds, the Applicants would have a significant tax liability sooner than planned (the “Accelerated Tax Liability”). Should this situation occur, the Stipulating Parties propose that the ECC Tax Liabilities (defined below), including the Accelerated Tax Liability, may be recovered in rates. (Compare FO Joint Stipulation paragraph 83.)

68.    In light of the IRS safe harbor rules, the Commission finds that the Applicants should be responsible to structure the Environmental Control Bond transactions in a way that clearly meets all requirements for the IRS’ safe harbor treatment. The Applicants may seek recovery of any Accelerated Tax Liability in a future base rate proceeding; however, the Commission anticipates that recovery of any Accelerated Tax Liability will not be allowed in any future base rate case except to the extent the Applicants show that they acted prudently in structuring the transaction to qualify for safe harbor treatment under IRS Revenue Procedure 2005-62.

III. O. Affiliated Agreements and Non-Affiliated Agreements

(Each of the following items in section III.O. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

69.    The Stipulating Parties propose three principal affiliated agreements between each Applicant and either its First Tier Subsidiary or its SPE: (i) the Transfer Agreement; (ii) the Servicing Agreement; and (iii) the Underwriting Agreement among the Applicants, the First Tier Subsidiaries, the SPEs, and the underwriters (collectively, the “Affiliated Agreements”). In addition, the proposed transaction structure requires several agreements to which the Applicants will not be parties: (x) an Environmental Control Property Sale Agreement between each First Tier Subsidiary and its SPE that governs the sale of Environmental Control Property from the Applicant to the SPE (the “Sale Agreement”); (y) separate Administration Agreements between Allegheny Energy Service Corporation (“AE Service Corp.”), an affiliate of the Applicants, and (A) each of the First Tier Subsidiaries and (B) each of the SPEs, each of which specifies the terms and conditions under which AE Service Corp. will perform certain administrative services for those entities (the “Administration Agreements”); and (z) a Cross-Indemnity Agreement between the two SPEs (the “Cross-Indemnity Agreement,” and together with the Sale Agreements and the Administration Agreements, the “Non-Affiliated Agreements”). The Applicants filed the proposed forms of the Affiliated Agreements and the Non-Affiliated Agreements with the Commission on June 24, 2005. (Compare FO Joint Stipulation paragraph 84.)

70.    The Commission finds it is important for the Financial Advisor to review and advise as hereinafter set forth all the proposed forms of the Affiliated Agreements and the Non-Affiliated Agreements to ensure that the Lowest Cost Objective is satisfied.

III. P. Economic Commitments

71.    The Applicants have made the following economic commitments (collectively, the “Economic Commitments”) and have represented that they will meet these Economic Commitments to the extent (i) that doing so will not impair the Environmental Control Property and (ii) failure to meet the Economic Commitments will not adversely affect the Environmental Control Property or the irrevocability of the Financing Order:

a.    When the Environmental Control Activities are completed and the Wet Scrubbers are installed at Ft. Martin, the Applicants will use Ft. Martin’s greater fuel flexibility to foster the development of additional coal supplies and to encourage new coal production in the State.

b.    In procuring new coal supplies for Ft. Martin, the Applicants commit that they will maximize the amount of West Virginia coal burned at Ft. Martin consistent with the obligation to procure reliable coal at the lowest available cost.

c.    The Applicants will file annual reports with the Commission detailing the sources of coal used at Ft. Martin and the steps they have taken to encourage the development of new production, including working with State and coal industry officials to fully notify potential West Virginia suppliers of Ft. Martin’s future coal needs.

d.    The Applicants will conduct solicitations for new coal supplies well in advance of the completion of the Wet Scrubbers so that new mines in the State may be developed or old mines reworked in order to meet Ft. Martin’s coal supply needs.

e.    The Applicants will report to the Commission on an annual basis on the actual construction and permanent jobs created by the installation of the Wet Scrubbers at Ft. Martin.

f. The Applicants will honor the Memorandum of Understanding dated July 8, 2005 between Allegheny Energy and the North-Central West Virginia Building and Construction Trades Council, AFL-CIO.

g.    AmBit operates a waste coal-fired facility in Marion County, West Virginia, that was financed with solid waste disposal facility revenue bonds issued by the Marion County Commission. Mon Power and AmBit have agreed to amend the EEPA between Mon Power and AmBit dated as of September 15, 1988, and to file a petition to reopen Commission Case No. 87-669-E-C (“EEPA Case”) to seek Commission approval of an amendment to the EEPA (“EEPA Amendment”) and a recovery mechanism by which the Applicants may recover the incremental costs associated with the EEPA Amendment. The agreement between Mon Power and Ambit to file this petition to reopen addresses all of AmBit’s concerns with the relief requested by the Applicants in the Consolidated Cases and the Pending Cases (Case No. 00-0801-E-PC, Case No. 00-1246-E-PC, Case No. 00-1616-E-PC, and Case No. 03-0695-E-PC, collectively the “Pending Cases”) and AmBit agrees not to seek to reopen the Consolidated Cases or the Pending Cases. (Compare FO Joint Stipulation paragraph 86.)

72.    In order to preclude “double-recovery” of any Environmental Control Costs or Financing Costs financed with the proceeds of Environmental Control Bonds and to exclude such costs from traditional rate recovery in future base rate proceedings or ENEC proceedings, the Stipulating Parties have agreed and propose that the Applicants be required (i) to cause the proceeds of each series of Environmental Control Bonds to be placed in separate accounts, as required in W. Va. Code§ 24-2-4e(j)(1); and (ii) to record all Environmental Control Costs financed with the proceeds of Environmental Control Bonds in these separate accounts. (Compare FO Joint Stipulation paragraph 88.)

73.    The Stipulating Parties have agreed and propose that the Applicants will normalize state income taxes resulting from the accelerated write-off of Environmental Control Equipment financed with the proceeds of Environmental Control Bonds. (Compare FO Joint Stipulation paragraph 89.)

74.    The Stipulating Parties propose that any Federal or state tax liability or benefits associated with the construction and operation of the Environmental Control

Equipment be considered for recovery in future base rate proceedings. (Compare FO Joint Stipulation paragraph 90.)

75.    The Stipulating Parties have agreed and propose that any benefits not specifically described herein, and any costs incurred by the Applicants not specifically described herein, that may in either case arise from or be associated with the Environmental Control Activities authorized in the Financing Order, the issuance of the Environmental Control Bonds, or the use of the Affiliated or Non-Affiliated Agreements, may be included or recognized in the calculation of the Applicants’ revenue requirement in a future base rate proceeding or ENEC proceeding as appropriate unless such inclusion or recognition is expressly precluded herein. (Compare FO Joint Stipulation paragraph 91.)

III. Q. The Commission’s Financial Advisor

(Each of the following items in section III.Q. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

76.    The Stipulating Parties proposed that the Commission retain a Financial Advisor in connection with the issuance of Environmental Control Bonds and Certificates. (Compare FO Joint Stipulation paragraph 45.)

77.    The Stipulating Parties proposed that Financial Advisor Costs be paid from the proceeds of the Certificates and the Environmental Control Bonds as an Upfront Financing Cost under W. Va. Code§ 24-2-4e(b)(14)(F). (Compare FO Joint Stipulation paragraph 48.)

78.    The Stipulating Parties proposed that the Financial Advisor will advise the Commission on all matters relating to the structuring, marketing, and pricing of the Certificates and the Environmental Control Bonds. The Stipulating Parties also proposed that the Commission, acting by and through the Financial Advisor will, among other things:

a.    ensure that the Applicants’ proposed structuring, marketing, and pricing of the Environmental Control Bonds and Certificates (i) will result in Environmental Control Charges that are just and reasonable and are lower than would result from the use of traditional utility financing mechanisms (“Statutory Requirement”), and (ii) will achieve the Lowest Cost Objective; (Compare FO Joint Stipulation paragraph 46.A.)

b.     participate in the pricing of each series of Certificates and in the structuring and marketing of each series of Environmental Control Bonds to help ensure that the benefits of the Securitization to the Applicants’ West Virginia customers are realized; (Compare FO Joint Stipulation paragraph 46.B.)

c.    have an active and integral role in, and participate fully and in advance in plans and decisions relating to, the structuring, marketing, and pricing of the

Certificates and the Environmental Control Bonds, including, but not limited to, the review and approval of opinion letters to be issued by underwriter’s counsel, issuer’s counsel, and other counsel in connection with each series of Certificates and Environmental Control Bonds (collectively, the “Opinion Letters”), the determination of the SPE Capitalization Levels, the determination of the amount of the Servicing Fee for each initial Servicer, and the determination of the funding levels of the over-collateralization subaccounts (if any), it being understood that such determinations must ultimately fulfill the applicable rating agency, bankruptcy, and tax requirements for the Securitization. (Compare FO Joint Stipulation paragraph 46.C.)

79.    The Commission finds and directs that the Financial Advisor shall participate as a co-equal joint decision maker with the Applicants in the structuring, marketing and pricing of each series of Certificates and Environmental Control Bonds, with the Applicants and the Financial Advisor working cooperatively to meet the Statutory Requirement and to achieve the Lowest Cost Objective.

80.    The Stipulating Parties initially proposed the following negative check-off procedure and limited role for the Commission and the Financial Advisor leading up to the issuance of Environmental Control Bonds, that after issuance of this Financing Order the Commission and the Financial Advisor would have little or no involvement in the structuring, marketing and pricing of the Certificates or the Environmental Control Bonds until thirty (30) days before the launch of the sale of a series of Certificates and Environmental Control Bonds:

a.    Filings within Thirty Days of Series Launch Date. At least thirty (30) days prior to the proposed date for the launch of the sale of a series of Environmental Control Bonds (the “Series Launch Date”), the Applicants would:

i.    file with the Commission and simultaneously serve upon the Financial Advisor an itemized statement of the Lender Consent Costs; (Compare FO Joint Stipulation paragraph 51.a.)

ii.    file with the Commission and simultaneously serve upon the Financial Advisor revised forms of the Affiliated and Non-Affiliated Agreements, subject to such additions, deletions, and modifications as may be necessary to reflect the pricing, structure, and similar terms of the issuance of Environmental Control Bonds and such other final terms as may reasonably be left to negotiation prior to the Series Launch Date, including such final terms as may be required by the rating agencies. (Compare FO Joint Stipulation paragraph 51.b.)

b.    Filings within Five Days of Series Launch Date; Bond Structuring Information. At least five (5) business days prior to the Series Launch Date, the

Applicants would file with the Commission and simultaneously serve upon the Financial Advisor a request to authorize the Applicants to proceed to launch the sale of the Environmental Control Bonds on the Series Launch Date specified in the filing, accompanied by: (a) a description of the proposed bond structure, including expected and final maturities, over-collateralization levels, and any other credit enhancements; (b) revised estimates of the Upfront Financing Costs proposed to be financed from the proceeds of the Bonds, the Determinable Ongoing Financing Costs relating to such series of Bonds, the first year of Variable Ongoing Financing Costs and the Lender Consent Costs); (c) substantially final forms of the Affiliated and Non-Affiliated Agreements and the Opinion Letters; (d) a statement of the SPE Capitalization Level and the amount of the Servicing Fee for the initial Servicer; (e) a sealed and confidential form of a certification proposed to be executed by the lead underwriter for the proposed series of Environmental Control Bonds to be submitted to, and solely for the review and benefit of, the Applicants, the Commission, and the Financial Advisor pursuant to paragraph 54 below, to the effect that the structuring, marketing, and pricing of the proposed series of Environmental Control Bonds meets the Lowest Cost Objective (the “Underwriter Certification”); and (f) the form of a certification to be executed by the Applicants and submitted to the Commission to the effect that the structuring, marketing, and pricing of the proposed series of Environmental Control Bonds meets the Lowest Cost Objective (the “Applicant Certification”), it being understood that the Applicants and the underwriters would be afforded reasonable flexibility to adjust the bond structure as appropriate to accommodate actual market demand for the Environmental Control Bonds (collectively, the “Bond Structuring Information”). (Compare FO Joint Stipulation paragraph 52.)

c.    Commission Review of Bond Structuring Information; Authorization to Proceed to Pricing. The Commission, with the advice of the Financial Advisor, would review the Bond Structuring Information.

i.    If the Commission were to determine based on this review that the Applicants should not be permitted to proceed with the launch of the sale of the Environmental Control Bonds, then by 5:00 p.m. on the business day that is two business days prior to the Series Launch Date specified in the filing accompanying the Bond Structuring Information (the “Bond Structuring Disapproval Deadline”), the Commission would file with the office of the Executive Secretary a letter to the Applicants in which the Commission disapproves the launch of the proposed series of Environmental Control Bonds and sets forth the reasons for such disapproval (the “Structuring Disapproval Letter”), in which case the Applicants will be permitted to revise the Series Launch Date, if necessary, and/or to file amended Bond Structuring Information. (Compare FO Joint Stipulation paragraph 53.a.)

ii.    If the Commission were not to file a Structuring Disapproval Letter with the office of the Executive Secretary by the Bond Structuring Disapproval Deadline, the Commission, without the need for further action and pursuant to the Commission’s authority under the Financing Order, would affirmatively and conclusively have been deemed to have (i) authorized the Applicants to proceed to launch the sale of the proposed series of Environmental Control Bonds on the terms set forth in the Bond Structuring Information, including the use of the proposed forms of the Applicant Certification and the Underwriter Certification; (ii) confirmed that the forms of the Affiliated Agreements and Non-Affiliated Agreements provided to the Commission on June 24, 2005 have not been modified in a manner that would preclude their use in connection with the Securitization or dictate that they should not be approved as affiliated agreements pursuant to W. Va. Code§ 24-2-12(f); and (iii) approved the Applicants’ recovery of the Upfront Financing Costs proposed to be financed from the proceeds of the Environmental Control Bonds. (Compare FO Joint Stipulation paragraph 53.b.)

d.    Filings Within Twenty-Four Hours of Pricing, Filing of Pricing Advice Letter, Form of Issuance Advice Letter, Applicant Certification, and Underwriter Certification. Not later than twenty-four (24) hours after the proposed series of Environmental Control Bonds is priced, the Applicants would file with the Commission and simultaneously serve upon the Financial Advisor (a) a completed pricing advice letter substantially in the form attached as Attachment 1 hereto, including a detailed statement of any material differences between the terms of the Bond issuance as specified in the letter and the proposed terms set forth in the Bond Structuring Information (“Pricing Advice Letter”); (b) the proposed form of an issuance advice letter in which the terms of the Environmental Control Bonds as set forth in the Pricing Advice Letter will be confirmed and the initial Environmental Control Charge to be automatically placed into effect from and after the date of delivery of the Environmental Control Bonds will be specified for each customer class (“Issuance Advice Letter”); (c) the Applicant Certification; and (d) a sealed and confidential original of the Underwriter Certification. (Compare FO Joint Stipulation paragraph 54.)

e.    Commission Review of Pricing Advice Letter, Form of Issuance Advice Letter, Applicant Certification, and Underwriter Certification; Irrevocable Authorization to Issue Bonds. The Commission, with the advice of the Financial Advisor, would review the Pricing Advice Letter, the form of the Issuance Advice Letter, the Applicant Certification, and the Underwriter Certification.

i.    If the Commission were to determine, based on this review, that the Applicants should not be permitted to cause the issuance of the Environmental Control Bonds upon the terms set forth in the Pricing Advice Letter, then by 5:00 p.m. on the same business day on which the Pricing Advice Letter is filed with the Commission and simultaneously served upon the Financial Advisor or, if the Pricing Advice Letter is filed with the Commission after 10:00 a.m. on that day, by 10:00

a.m. on the following business day (in either case, the “Issuance Disapproval Deadline”), the Commission would file with the office of the Executive Secretary a letter to the Applicants in which the Commission disapproves the issuance of the Environmental Control Bonds and sets forth the reasons for such disapproval (the “Issuance Disapproval Letter”), in which case the Applicants would be permitted to file an amended Pricing Advice Letter, form of Issuance Advice Letter, Applicant Certification, and/or Underwriter Certification (as applicable), without the need to re-price the Environmental Control Bonds. In this event, the Commission would reconsider the amended Pricing Advice Letter, form of the Issuance Advice Letter, Applicant Certification, and Underwriter Certification in accordance with, and upon the timeline set forth in, this paragraph. (Compare FO Joint Stipulation paragraph 55a.)

ii.    If the Commission were not to file an Issuance Disapproval Letter with the office of the Executive Secretary by the Issuance Disapproval Deadline, the Commission, without the need for further action and pursuant to the Commission’s authority under the Financing Order, would affirmatively and conclusively be deemed to have approved the issuance of the Environmental Control Bonds upon the terms set forth in the Pricing Advice Letter and the form of the Issuance Advice Letter, which approvals would be final and irrevocable. (Compare FO Joint Stipulation paragraph 55.b.)

81.    The Commission finds that the Stipulating Parties subsequent to filing the FO Joint Stipulation acknowledged that the Commission, acting through the Financial Advisor, should be actively involved and a joint decision maker with the Applicants at all times and in all aspects of the structuring, marketing and pricing of the Certificates and the Environmental Control Bonds. Thus, in testimony given in public hearing before the Commission on January 18, 2006, Applicant witness Toomey acknowledged (i) that this negative check-off procedure was proposed at a time when the Stipulating Parties understood that the Commission and the Financial Advisor would not have a significant ongoing involvement in the process, and (ii) that the Stipulating Parties now propose that the Commission, acting principally through its Financial Advisor, will be actively involved at all times and in all stages so that there is little or no need for the negative check-off procedure originally proposed by the Stipulating Parties. The Commission agrees and finds that there is no need for the negative check-off procedure originally proposed by the Stipulating Parties.

82.    The Commission agrees that the Commission, acting through the Financial Advisor, should be actively involved and a joint decision maker with the Applicants at all times and in all aspects of the structuring, marketing and pricing of the Certificates and the Environmental Control Bonds. This will allow for meaningful and substantive cooperation among the Applicants and the Commission, acting through its Financial Advisor, to achieve the Lowest Cost Objective, to meet the Statutory Objective, and to protect the interests of consumers. Cooperation among the Applicants and the Financial Advisor will promote transparency in the Environmental Control Bond and Certificates pricing process, thereby promoting the integrity of the process and ensuring that the interests of consumers are protected in the negotiation with underwriters and investors. With this ongoing participation in the transaction, the Commission finds that the negative check-off procedure originally proposed by the Stipulating Parties would impose unnecessary procedural requirements, possibly hamstringing the transaction participants and potentially preventing efficient and timely access to the capital markets for the benefit of customers.

83.    The Commission will have the sole authority to select and retain the Financial Advisor and, if needed, terminate and replace the Financial Advisor. (Compare FO Joint Stipulation paragraph 47.)

84.    The Commission finds and directs that the Financial Advisor and the Applicants shall work on a cooperative basis (a) to educate and expand the market among underwriters and investors for the Certificates and the Environmental Control Bonds and (b) to create the greatest possible competition among underwriters and investors in order to ensure that the Lowest Cost Objective is achieved.

III. R. Underwriter Certifications and Other Requirements

(Each of the following items in section III.R. constitute observations and, where noted, findings and, where noted, directives, of the Commission.)

84.A.    The Stipulating Parties agree that the Commission’s Financial Advisor may be required to execute one or more protective agreements with the Applicants and underwriters. (FO Joint Stipulation, Paragraph 104.c.). The Commission is not convinced that its Financial Advisor should be required to enter into such agreements. As stated in this Order, the Commission intends that the Applicants and their consultants and the Financial Advisor operate in a transparent, flexible environment with the Applicants and their consultants in such a manner that will achieve the objectives stated herein, including the Lowest Cost Objective and maintain the integrity of the process.

84.B.    The Commission will allow such agreements only if it is standard practice in the industry for such information, shared between similar parties and is applied to all parties in the transaction with terms and conditions for the Financial Advisor no worse then any other party. Furthermore, the information that is the subject of the proposed agreement, must in fact be confidential within the meaning of West Virginia law. Specifically, the information must meet the standards set forth in Rule 26(c) of the West Virginia Rules of Civil Procedure, the Freedom of Information Act, W. Va. Code§ 29B-1-1, et. seq., and the West Virginia Supreme Court’s opinion in AT&T v. Public Service Commission, 423 S.E.2d 859 (W.Va. 1992), all as discussed and applied by the Commission in this order, infra. Furthermore, any proposed protective agreement must contain a provision that allows the Financial Advisor to use the information in the context of this Financing Order and in the manner deemed necessary by the Financial Advisor to obtain the objectives stated herein, including the Lowest Cost Objective. Finally, any protective the agreement must recognize the information is not protected if the Commission or a West Virginia State court so determines.

85.    The Commission finds that requiring some or all underwriters of the Certificates and the Environmental Control Bonds to deliver periodic reports with independently-derived indicative pricing levels for the Certificates and the Environmental Control Bonds before any public offering of the Certificates and the Environmental Control Bonds is launched is likely to facilitate achievement of the Lowest Cost Objective. If the Financial Advisor is asked to enter into a protective agreement, the agreement and related information must meet the conditions previously discussed in this order.

86.    The Commission finds that requiring the bookrunning underwriter(s) of the Certificates and the Environmental Control Bonds to provide to the Applicants and the Financial Advisor independent verification that any term sheet, prospectus or other marketing materials used by the underwriting syndicate in marketing the Certificates and the Environmental Control Bonds receives a broad distribution to potential investors most likely to accept the lowest yield on the Certificates and the Environmental Control Bonds will facilitate achievement of the Lowest Cost Objective. If the Financial Advisor is asked to enter into a protective agreement, the agreement and related information must meet the conditions previously discussed in this order.

87.    Requiring the bookrunning underwriter(s) of the Certificates and the Environmental Control Bonds to deliver a certificate concerning the Lowest Cost Objective and other matters (the “Final Underwriter’s Certification”) to the Commission, the Applicants and the Financial Advisor will facilitate achievement of the Lowest Cost Objective.

88.    The Final Underwriter’s Certification might contain information that is sensitive and confidential to the underwriters, and the inability to protect the Final Underwriter’s Certification from public disclosure might limit the number and quality of underwriters willing to underwrite the issuance of the Certificates and the Environmental Control Bonds. (Compare FO Joint Stipulation paragraph 58.)

III. S. Motions for Protective Treatment

89.    The Applicants submitted a July 19, 2005 Motion for Protective Order and a January 12, 2006 “First Amendment to Motion for Protective Order” requesting protected treatment of certain information.

90.     No party filed objections to the Applicants’ motions for protective orders.

91.    Commission Orders entered August 24, 2005 and January 13, 2006 addressed the Applicants’ July 19, 2005 and January 12, 2006 motions for protective treatment, respectively, approving the use of protective agreements but deferring ruling on the question of permanent protected treatment until such time as the information was submitted by a party as evidence in these cases.

92.    Staff filed evidence in this case containing information for which the Applicants had sought protective treatment through filings made on July 19, 2005 and January 12, 2006.

III. T. Application for Certificate of Convenience and Necessity

93.    On March 24, 2005 the Applicants submitted a joint application for a certificate of convenience and necessity to construct and operate certain emission control facilities and related facilities at the Ft. Martin generating station in Monongalia County, West Virginia.

94.    The certificate is to construct a flue gas desulfurization system, or “Wet Scrubbers” at the Ft. Martin generating station near Maidsville in Monongalia County, West Virginia, for the purpose of reducing certain emissions from the facility.

95.    The Wet Scrubbers will sharply reduce the Applicants’ reliance on emission allowances, providing a less volatile environmental compliance mechanism for the Applicants.

96.    The price of SO2 allowances has hit historic highs, putting the Applicants and their West Virginia customers at significant financial risk unless new emission controls are installed.

97.    The Applicants argued that installation of the Wet Scrubbers at Ft. Martin using the “securitization” financing mechanism described in the Applicants’ filing is both the lowest cost solution, and also the most attractive compliance option under all direct and indirect measures assessed, including: cost per SO2 ton removed, customer impact, emission levels, the addition of construction and operating jobs at Ft. Martin, and preservation of employment in the mining industry.

98.    The parties to the FO Joint Stipulation recommended that the Commission should approve the certificate.

99.    At the time of the Applicants’ certificate filing, they did not own 100% of the Ft. Martin facility where the Wet Scrubbers are to be installed.

100.    Through the Commissioner’s approval of the Ownership Restructuring Joint Stipulation in Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616-E-PC, and 03-0695-E-PC, the Applicants will obtain the Ft. Martin plant, along with other generating assets.

101.    As described herein, there are a number of steps that must be accomplished in order to effectuate the securitization funding mechanism before money will be available with which to construct the Wet Scrubbers.

IV. CONCLUSIONS OF LAW

1.    The Environmental Control Charge is the amount needed to recover Environmental Control Costs and Financing Costs.

2.    Environmental Control Costs, as defined in W. Va. Code§ 24-2-4e, may include, in addition to the capital cost for the proposed Environmental Control Activity: (i) the capitalized cost relating to regulatory assets; (ii) capitalized cost associated with design and engineering work that is incurred or expected to be incurred in undertaking an Environmental Control Activity; (iii) the unrecovered value of property that is retired, together with any demolition or similar cost that exceeds the salvage value of the retired property; and (iv) preliminary expenses and investments associated with Environmental Control Activity that are incurred prior to the issuance of the Financing Order and are to be reimbursed from the proceeds of the Environmental Control Bonds. To preclude any future ratemaking recovery by the Applicants for facilities retired as part of or in connection with the performance of the Environmental Control Activities to the extent those activities are financed with the proceeds of the Environmental Control Bonds:

a.    The Environmental Control Costs authorized to be recovered from the proceeds of the Environmental Control Bonds under this Financing Order will not include the cost of retiring existing facilities to the extent that the original cost of such facilities has been recovered through depreciation at the time of the retirement.

b.    The Applicants may not seek rate base treatment or ratemaking treatment in any subsequent base rate proceeding for any cost of retirement that is financed with the proceeds of the Environmental Control Bonds.

c.    Accumulated depreciation on each retired plant account will be credited by the amounts recovered in the construction costs for retirement and cost of removal.

d.    Account 182, Extraordinary Property Losses, associated with the retirements will be charged and written off to Account 425, Miscellaneous Amortization.

3.    Two general categories of Financing Costs may be recovered from the proceeds of the Environmental Control Bonds or the collection of the Environmental Control Charge: Upfront Financing Costs and Ongoing Financing Costs.

a.    Upfront Financing Costs include Financing Costs that are incurred prior to or in connection with the issuance of a series of Environmental Control Bonds and that can be financed with the proceeds of the Environmental Control Bonds. Upfront Financing Costs may include, among other items:

i.    Regulatory Costs;

ii.    Issuance Costs;

iii.    Lender Consent Costs, See, W. Va. Code§ 24-2-4e(b)(14)(D);

iv.    Financial Advisor Costs; and

v.    Other Costs. See FO Joint Stipulation paragraph 40.

These costs may appropriately be recovered from the proceeds of the Certificates and Environmental Control Bonds, subject to (1) the Financing Cost Caps and (2) review and approval of the Commission and the Financial Advisor as contemplated within the FO Joint Stipulation.

b.    Ongoing Financing Costs are costs of servicing the Environmental Control Bonds over their life, and include both Determinable Ongoing Financing Costs and Variable Ongoing Financing Costs.

4.    The fees and expenses associated with securing the legislation will not be considered costs that can be financed with the proceeds of the Environmental Control Bonds.

5.    Without limitation, each of the following will be a “financing party” for purposes of W. Va. Code§ 24-2-4e(b)(16): each Applicant, the Commission, each SPE, each First Tier Subsidiary, each indenture trustee, the Grantor Trust, and the counterparty to any hedging contract or any interest rate swap contract in respect of some or all the Environmental Trust Bonds.

6.    The interests of the SPEs and any other assignee, bondholder or “financing party” (as defined in W. Va. Code§ 24-2-4e(b)(16)) will not be subject to setoff,

counterclaim, surcharge or defense in any bankruptcy or reorganization proceeding involving the Applicant or any affiliate of the Applicant, all as provided in W. Va. Code§ 24-2-4e(k)(5).

7.    Upon the implementation of the Ownership Restructuring, Ft. Martin will be a Qualifying Generating Facility within the meaning of W. Va. Code§ 24-2-4e(b)(22) because it will be owned by Mon Power, a Qualifying Utility.

8.    Environmental Control Property is not a receivable. Rather, Environmental Control Property consists of the rights and interests of the holder under this Financing Order, including principally the right to impose, charge, collect and receive environmental control charges in respect of electricity usage that occurs after Environmental Control Bonds are issued pursuant to this Financing Order.

9.    The approval of this Financing Order, including the true-up provisions, by the Commission constitutes a guarantee of state regulatory action to ensure repayment of the Certificates and the Environmental Control Bonds and associated costs.

10.    The Commission’s obligations under this Financing Order relating to the Certificates and the Environmental Control Bonds, including the specific actions the Commission guarantees to take, are direct, explicit, irrevocable and unconditional upon issuance of the Certificates and the Environmental Control Bonds, and are legally enforceable against the Commission, a United States public sector entity.

11.    Holders of the Certificates and holders of the Environmental Control Bonds will be protected by the statutory lien on the Environmental Control Property provided in W. Va. Code§ 24-2-4e(l). This statutorily-perfected security interest in the Environmental Control Property will have priority over any other lien that may subsequently attach to the Environmental Control Property and is not affected by the commingling of Environmental Control Charge revenues with other amounts of the Applicants, all as is provided in W. Va. Code§ 24-2-4e(l).

12.    Potomac Edison’s transfer of Net Proceeds of Environmental Control Bonds to Mon Power as a prepayment for power to be delivered by Mon Power, together with Mon Power’s use of those moneys to pay a portion of Mon Power’s cost of the Environmental Control Activities specified in this Financing Order, including a portion of the cost of the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project, constitutes the financing of Mon Power’s Environmental Control Costs with Environmental Control Bonds for purposes of W. Va. Code§ 24-2-4e(d)(3)(E). (See W. Va. Code§ 24-2-4e(d)(9).)

13.    The Commission, acting on its own behalf, has authority to enforce all provisions of this Financing Order and all provisions of the Environmental Control Bond transaction documents for the benefit of customers, including without limitation the enforcement of any customer indemnification provisions in connection with specified items in the Servicing Agreement, the Sale Agreement and the Transfer Agreement.

14.    The authority granted by this Financing Order to issue Environmental Control Bonds is severable from, and not impacted by, the actions or inactions of the Commission or other bodies with respect to the Commission’s determination of the extent to which the Environmental Control Charges shall be recoverable from any person or entity or from any particular group, class, or type of customer.

15.    In addressing questions of protective treatment, the Commission must balance the requirement to make information available to the public with the need to protect trade secrets.

16.    The Commission applies Rule 26(c) of the West Virginia Rules of Civil Procedure in determining what information, data or material should be covered by protective orders. In addition, the Commission must consider whether the information falls within an exemption to the Freedom of Information Act. See AT&T v. Public Service Commission, 423 S.E.2d 859, 861 (W.Va. 1992).

17.    It is reasonable for the Commission to return the data responses submitted under seal in this proceeding as such have not been directly submitted as evidence in these cases.

18.    The Commission concludes that the Applicants’ July 19, 2005 and January 12, 2006 motions for protective treatment should be granted as no party objected and as the information meets the criteria to be treated as trade secrets. As such, the Commission shall afford permanent protected treatment to the confidential version of the evidence provided by Staff in this case.

19.    W. Va. Code§ 24-2-11 provides, in pertinent part, as follows:

(a)    No public utility. . . shall begin the construction of any plant . . . for furnishing to the public any [utility] service . . . unless and until it shall obtain from the public service commission a certificate of convenience and necessity requiring such construction . . . . Upon the filing of any application for such certificate, and after hearing, the commission may, in its discretion, issue or refuse to issue, or issue in part and refuse in part, such certificate of convenience and necessity.

20.    In considering a certificate application, the Commission must assess whether the general public convenience will be served and assess the public necessity for the project. Sexton v. Public Service Commission, 188 W.Va. 305, 423 S.E.2d 914 (1992).

21.    The Commission concludes that the Project in this case is necessary to bring about certain environmental efficiencies that will be of benefit to the public.

22.    The Commission concludes that the general public convenience will be served through the securitization funding mechanism of issuing Environmental Control Bonds and Certificates.

23.    The Environmental Control Bond, and the securitization process, cannot be used unless the qualifying utility owns the qualifying generating facility which will receive the Environmental Control Property. W. Va. Code§ 24-2-4e(b)(22).

24.    The Commission shall grant the certificate as applied for by the Applicants on March 24, 2005 and as described in the FO Joint Stipulation filed January 11, 2006, with the understanding that unless the Ft. Martin plant is successfully transferred, and unless the securitization bonds issue, the Wet Scrubbers will not be built.

V. ORDERING PARAGRAPHS

(References to the FO Joint Stipulation are for comparison purposes only.)

Based upon the record, the Findings of Fact and Conclusions of Law set forth herein, and for the reasons stated above, this Commission orders:

1.    The Application for the issuance of a Financing Order under W. Va. Code§ 24-2-4e is approved, subject to the limitations, modifications and conditions provided in this Financing Order.

2.    The approval of this Financing Order, including the true-up provisions, by the Commission constitutes a guarantee of state regulatory action to ensure repayment of the Environmental Control Bonds and associated costs.

V. A. The Environmental Control Charges

3.    The Applicants shall impose Environmental Control Charges in amounts sufficient to guarantee the timely recovery of their aggregate Environmental Control Costs and Financing Costs detailed in this Financing Order (including payment of principal and interest on the Environmental Control Bonds).

4.    The Environmental Control Charge will be an ongoing, non-bypassable charge calculated on the basis of average demand and allocated ratably among all electric customers of each Applicant in the State in the manner specified in Attachment 2 to this Financing Order.

5.    The Environmental Control Charge will be “non-bypassable” - that is, its payment by the Applicants’ customers within a Utility Service Area may not be avoided except as provided in this Financing Order. For purposes of this Financing Order and as to each Applicant, Utility Service Area (“Utility Service Area”) shall have the same meaning ascribed to it in W. Va. Code§ 24-2-4e(b)(27):

a.    the geographic area of the State in which a Qualifying Utility provides electric delivery service to customers at the time of issuance of the Financing Order; and

b.    for as long as Certificates and Environmental Control Bonds issued pursuant to this Financing Order are outstanding, any additions to or enlargements of such geographic area, whether or not approved by the Commission in a formal proceeding.

6.    For so long as Certificates and Environmental Control Bonds are outstanding and the related Environmental Control Costs and Financing Costs have not been paid in full, the Environmental Control Charge will be non-bypassable and, for each Applicant, will apply to all customers of the Applicant located within the Applicant’s Utility Service Area, whether or not they may become entitled by law to purchase electric generation services from a provider other than the Applicant. The Environmental Control Charge also will apply to any person or legal entity located within the Utility Service Area that may subsequently receive electric delivery service from another public utility operating in the same service area; provided, however, that if some or all of an Applicant’s Utility Service Area subsequently receives electric delivery service from the other Applicant operating in the same area, consumers receiving electric delivery service in the area will only be responsible for Environmental Control Charges associated with Environmental Control Bonds issued for the benefit of the Applicant that provided electric delivery service to the consumers on the date of this Financing Order.

7.    W. Va. Code§ 24-2-4e reads, in part,

(b) (19)    "Nonbypassable" means that the payment of an environmental control charge may not be avoided by any electric service customer located within a utility service area, and must be paid by any such customer that receives electric delivery service from the qualifying utility for as long as the environmental control bonds are outstanding.

(h) (3)    For so long as environmental control bonds issued pursuant to a financing order are outstanding and the related environmental control costs and financing costs have not been paid in full, the environmental control charges authorized to be imposed in the financing order shall be nonbypassable and shall apply to:

(h)(3)(A)    All customers of the qualifying utility located within the utility service area, whether or not the customers may become entitled by law to purchase electric generation services from a provider of electric generation services other than a qualifying utility; and

(h)(3)(B)    Any person or legal entity located within the utility service area that may subsequently receive electric delivery service from another public utility operating in the same service area.

7.A.    The Stipulating Parties recommended that in the case of a customer of one of the Applicants that self-generates electric energy and maintains a connection to the Applicant’s delivery system, the non-bypassability provisions do not apply for that portion of the customer’s electric energy usage that is self-generated.

7.B.    The Commission determines that it will approve this provision in the stipulation with the following clarification. If the customer’s self generation, or any portion thereof, is transmitted on the Applicant’s or another person’s delivery system, that portion of self generation will be subject to the non-bypassability provisions of the stipulation and the statute and, therefore, subject to the Environmental Control Charge. With this clarification, the Commission does not view this provision in the stipulation as allowing the customer with self-generation to escape total responsibility for payment of the Environmental Control Charge. When the customer uses the delivery system to transport self-generation or receive power (including, but not limited to, emergency back-up power) from the Applicant or a third party, the customer will be obligated to pay the Environmental Control Charge.

8.     [Intentionally left blank.]

9.    The Applicants will not be permitted to include in the calculation of the Environmental Control Charge any amount to pay any Federal and state income tax liabilities associated with the collection of the Environmental Control Charge by their respective SPEs (collectively, the “ECC Tax Liabilities”). The Applicants may seek recovery of any ECC Tax Liabilities (other than Accelerated Tax Liability), in future base rate cases, and such ECC Tax Liabilities (other than Accelerated Tax Liability) will be considered for recovery as a component of the Applicants' overall tax expense, even though such ECC Tax Liabilities (a) are separately calculated as the net increase in the Applicants’ current income tax liability associated with the collection of the Environmental Control Charge revenues; and (b) are not a component of the calculation of the Applicants’ revenue requirements in a base rate case.

V. B. The Commission’s Financial Advisor

10.    The Commission will engage a Financial Advisor in connection with issuance of the Certificates and the Environmental Control Bonds.

11.    The Commission will have the sole authority to select and retain the Financial Advisor and, if needed, terminate and replace the Financial Advisor.

12.    The Financial Advisor Costs will be paid from the proceeds of the Certificates and the Environmental Control Bonds. To the extent determined at closing, payment of Financial Advisor Costs shall be paid by wire transfer at closing of the Certificates and the associated Environmental Control Bonds as a condition to closing. Upon written authorization from the Commission’s Chairman or General Counsel, the Applicants are authorized and directed to pay to the Financial Advisor the amounts so authorized.

13.    The Financial Advisor will assist the Commission at the Commission’s sole discretion.

14.    The Commission, acting through and with the assistance of the Financial Advisor, will participate in the structuring, marketing and pricing of each series of Certificates and Environmental Control Bonds to help ensure that the benefits of the Securitization to the Applicants’ West Virginia customers are realized. The Financial Advisor will advise and act on behalf of the Commission on all matters relating to the structuring, marketing, and pricing of the Certificates and the Environmental Control Bonds.

15.    The Commission, acting through and with the assistance of the Financial Advisor, shall have the right to participate fully and in advance with the Applicants in all aspects of the structuring, marketing and pricing of the Certificates and the Environmental Control Bonds (and all parties shall be notified of the Financial Advisor’s role).

16.    The Commission, acting through the Financial Advisor, will have an active and integral role in, and will participate fully and in advance in plans and decisions relating to, the structuring, marketing, and pricing of the Certificates and the Environmental Control Bonds, including but not limited to, the review and approval of Opinion Letters, the determination of SPE Capitalization Levels, the determination of the amount of the Servicing Fee for each initial Servicer, and the determination of the funding level of the over-collateralization subaccount (if any), it being understood that such determinations must ultimately fulfill the applicable rating agency, bankruptcy, and tax requirements for the Securitization.

17.    The Financial Advisor and the Applicants shall work on a cooperative basis (a) to educate and expand the market among underwriters and investors for the Certificates and the Environmental Control Bonds, and (b) to create the greatest possible competition among underwriters and investors in order to ensure that the Lowest Cost Objective and the Statutory Requirement are achieved.

18.    The Applicants shall cooperate with the Commission and its Financial Advisor and shall do all things reasonably necessary, including the timely provision of information, to enable the Commission and the Financial Advisor to meet the obligations stated in this Financing Order. To this end, any documents required to be filed with the Commission must be simultaneously served upon the Financial Advisor.

19.    The Financial Advisor shall be provided timely information that is necessary to fulfill its obligation to the Commission, and shall have equal rights with the Applicants to approve or disapprove the proposed pricing, marketing and structuring of the Certificates and Environmental Control Bonds, including (without limitation) the selection of underwriter(s), counsel, trustee(s) and other parties necessary to the transaction, and to review and approve the terms of all transaction documents.

20.    Wherever feasible, underwriters, underwriters’ counsel, tax counsel, bankruptcy counsel, securities law counsel, trustees and other parties necessary to the transaction shall be selected pursuant to a competitive process in which both the Applicants and the Financial Advisor participate when the participants’ fees are to be directly or indirectly paid by the proceeds of the Environmental Control Bonds. The Applicants shall be unconstrained in selecting legal counsel and other advisors whose fees are not to be paid directly or indirectly from proceeds of Environmental Control Bonds or from Environmental Control Charges.

21.    The Financial Advisor’s role will include, among other things, ensuring that the Applicants’ proposed structuring, marketing, and pricing of the Certificates and the Environmental Control Bonds meet the Statutory Requirement and the Lowest Cost Objective. The Commission directs its Financial Advisor to disapprove any proposal that the Financial Advisor believes does not comply with the Lowest Cost Objective, the Statutory Objective, or other criteria established in this Financing Order. The Financial Advisor shall inform the Commission of any items that, in the Financial Advisor’s opinion, are not reasonable or are not consistent with the Statutory Requirement or the Lowest Cost Objective. The Financial Advisor shall notify the Applicants and the Commission no later than 12:00 p.m. Eastern Time on the second business day after the Commission’s receipt of the Pricing Advice Letter for each series of Certificates and Environmental Control Bonds whether the structuring, marketing, and pricing of that series of Environmental Control Bonds comply with the Lowest Cost Objective, the Statutory Requirement and all other criteria established in this Financing Order.

22.    The Applicants and the Financial Advisor may require some or all underwriters of the Certificates and the Environmental Control Bonds to deliver periodic reports on a confidential basis to the Applicants and the Financial Advisor presenting independently- derived indicative pricing levels for the Certificates and the Environmental Control Bonds before any public offering of the Certificates and the Environmental Control

Bonds is launched. If the Financial Advisor is asked to enter into a protective agreement, the agreement and related information must meet the conditions previously discussed in this order.

23. Upon the request of the Commission or the Financial Advisor, the bookrunning underwriter(s) of the Certificates and the Environmental Control Bonds shall provide to the Applicants and the Commission a copy of independent verification that any term sheet, prospectus or other marketing materials used by the underwriting syndicate in marketing the Certificates and the Environmental Control Bonds, together with independently verifiable evidence that these marketing materials received a broad distribution to potential investors most likely to accept the lowest yields on the Certificates and the Environmental Control Bonds.

V. C.	Financing Costs; Financing Cost Caps

24.    Issuance Costs and Regulatory Costs may be financed with the proceeds of Environmental Control Bonds, subject to a cap on recovery of such costs. The Applicants may recover Financing Costs as follows:

a.    Regulatory Costs, Issuance Costs, Lender Consent Costs, Financial Advisor Costs, Other Costs, and Ongoing Financing Costs as provided and subject to the limitations set forth in this Financing Order.

b.    Lender Consent Costs may be recovered from the proceeds of the Certificates and the Environmental Control Bonds. To the extent the Lender Consent Costs exceed the Indirect Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding.

c.    Subject to the review of the Financial Advisor and the approval of the Commission, the Applicants are authorized to recover Direct Costs from the proceeds of the Environmental Control Bonds in an amount not to exceed the Direct Cost Cap. If the Direct Costs exceed the Direct Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding.

d.    The Financial Advisor Costs will be paid in immediately-available funds from the proceeds of each series of Environmental Control Bonds as an Upfront Financing Cost under W. Va. Code§ 24-2-4e(b)(14)(F) as a condition of closing.

e.    The Applicants are authorized to recover Ongoing Financing Costs from the collection of the Environmental Control Charges over the period corresponding to the final legal maturity of each series of Environmental Control Bonds, subject to the application of the Adjustment Mechanism identified in

Attachment 3 to this Financing Order. Note that the Adjustment Mechanism in Attachment 3 has been modified to reflect the language herein with respect to invested capital, ongoing financing costs and the Excess Funds Subaccount. The Determinable Ongoing Financing Costs and the first year of the estimated Variable Ongoing Financing Costs will be subject to the review of Financial Advisor and approval of the Commission.

25.    The recovery of Upfront Financing Costs (exclusive of Financial Advisor Costs) from the proceeds of the Environmental Control Bonds shall be subject to two separate caps:

a.    Recovery of Lender Consent Costs from the proceeds of the Environmental Control Bonds will be subject to a $14.25 million Indirect Cost Cap. The Applicants shall file a verified and itemized statement of Lender Consent Costs with the Commission. If Lender Consent Costs exceed the Indirect Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding. Lender Consent Costs in an amount up to the Indirect Cost Cap are deemed reasonable, will not be subject to the review by the Financial Advisor or the approval of the Commission, and may be recovered from the proceeds of the Environmental Control Bond.

b.    Recovery of all Direct Costs from the proceeds of the Environmental Control Bonds will be subject to a $12.75 million Direct Cost Cap. If Direct Costs exceed the Direct Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding. All Direct Costs will be subject to the review of the Financial Advisor and the approval of the Commission.

26.    Not later than 30 days after Environmental Control Bonds are issued, the Applicants shall file a letter with the Commission documenting the character and amount of each Direct Cost and each Indirect Cost.

27.    The Financial Advisor Costs, although not subject to the Financing Cost Caps, are recoverable from the proceeds of the Environmental Control Bonds.

28.    The Applicants may recover Ongoing Financing Costs from the collection of the Environmental Control Charges as provided in W. Va. Code§ 24-2-4e. The Determinable Ongoing Financing Costs and the estimate of the first year of Variable Ongoing Financing Costs will be subject to review by the Financial Advisor and approval by the Commission.

V. D. Transaction Structure

29.    Except as otherwise set forth in this Financing Order, the transaction structure proposed by the Stipulating Parties is approved.

30.    Each SPE shall be responsible to the Commission to carry out all terms and conditions of W. Va. Code§ 24-2-4e and this Financing Order. The Commission shall appoint at least one director of each SPE. The Applicants may provide a list of recommended candidates to serve as independent directors of the SPEs. But the Commission should have authority to appoint anyone the Commission believes will most effectively protect the interests of both customers and holders of Environmental Control Bonds and will not be limited to appointing independent directors from candidates recommended by the Applicants.

31.    The SPEs are authorized to issue and sell Environmental Control Bonds in one or more series, and each series may be issued in one or more tranches. Each series of Environmental Control Bonds will be senior secured debt obligations of the SPE issuer. The scheduled final maturity date of any series of Environmental Control Bonds shall be as long as possible, consistent with obtaining triple A ratings on the Certificates and the Environmental Control Bonds while concurrently ensuring that the Lowest Cost Objective is achieved for Environmental Control Bonds and Certificates of these maturities. Amortization of principal on the Certificates and on the Environmental Control Bonds shall be set such that expected average annual Environmental Control Charges to residential customers of the Applicants in the aggregate will be essentially level over the term of the Certificates and the Environmental Control Bonds. The legal final maturity date of each series and tranche within a series and amounts in each series will be finally determined by the Applicants and the Commission’s designated representative or financial advisor, consistent with market conditions and indications of the rating agencies, at the time the Certificates and the Environmental Control Bonds are offered for sale, but subject to ultimate Commission review through the Pricing Advice Letter process.

32.    All Environmental Control Bonds authorized by this Financing Order shall be issued at the same time unless the Applicants and the Financial Advisor both determine, based on facts then prevailing, that customer benefits are likely to be maximized by more than one issuance of Certificates and associated Environmental Control Bonds. Any such determination by the Applicants shall be documented in their Pricing Advice Letter. To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, those Net Proceeds shall be invested and the interest earnings thereon shall be deposited to the Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.

33.    Proceeds of the Certificates and the Environmental Control Bonds may be used solely to finance (i) Environmental Control Costs and (ii) Upfront Financing Costs, subject to the conditions and limitations set forth in this Financing Order. If the Commission finds and determines that the Applicants have used proceeds of the Certificates and the Environmental Control Bonds for a purpose other than those permitted in this paragraph, the Commission, in accordance with W. Va. Code§ 24-2-4e(j)(4), may impose regulatory sanctions against the Applicants or their successors and/or make such adjustments as it may deem appropriate to the revenue requirements of the Applicants or their successors in a subsequent base rate proceeding.

34.    Whether issued in one series or two, the Certificates and the Environmental Control Bonds will be issued not earlier than the commencement of construction on the Wet Scrubbers or later than the in-service date of the Wet Scrubbers. For purposes of this paragraph, “commencement of construction” means a date by which the Applicants have incurred or contractually committed themselves to incur at least $10 million in Project-related expenditures.

35.    [Intentionally left blank.]

36.    The Applicants shall structure the Environmental Control Bond transactions in a way that complies with the “safe harbor” provisions of IRS Revenue Procedure 2005-62 so that the Applicants will have no Accelerated Tax Liability. The Applicants may seek recovery of any Accelerated Tax Liability in a future base rate proceeding; however, the Commission anticipates that recovery of any Accelerated Tax Liability will not be allowed in any future base rate proceeding except to the extent the Applicants show that they acted prudently in structuring the transaction to qualify for safe harbor treatment under IRS Revenue Procedure 2005-62.

37.    The SPEs may earn a rate of return on their invested capital equal to the rate of interest payable on the longest maturing tranche of Environmental Control Bonds. This return on invested capital shall be a component of the Periodic Bond Payment Requirement, and investment earnings on amounts held in the Capitalization Subaccount should be transferred periodically to the Excess Funds Subaccount and used periodically to offset expenses of the SPE for purposes of establishing the Periodic Bond Payment Requirement.

38.    The maximum amount of Environmental Control Costs that may be financed from proceeds of the Environmental Control Bonds that will be issued under the authority of the Financing Order, including proceeds of Environmental Control Bonds that will be used by Potomac Edison to prepay for power to be delivered by Mon Power and used by Mon Power to finance a portion of its Environmental Control Costs, is $338 million. To the extent the actual amount of Environmental Control Costs exceeds the $338 million maximum, the Applicants may seek recovery of the excess amounts in a subsequent base rate proceeding. All parties will be free to take whatever position they deem appropriate concerning the recovery of any excess amounts in any subsequent proceeding.

39.    [Intentionally left blank.]

40.    Upon completion of construction of the Project, the Applicants shall file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds not needed to pay Project costs, if any. This shall include, without limitation, Net Proceeds remaining on the West Scrubber Project Fund. Any such Net Proceeds shall be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.

41.    Each Applicant shall file with the Commission a periodic report showing the receipt and disbursement of proceeds of Environmental Control Bonds. Further, the Commission directs the Applicants and its affiliates involved in this transaction to provide the Commission with copies of all internal and external audits of funds conducted in this transaction. Staff of the Commission is authorized to review and audit the books and records of each Applicant relating to the receipt and disbursement of proceeds of Environmental Control Bonds. (The provisions of this Ordering Paragraph 41 shall not be construed to limit the general authority of the Commission to investigate the practices of each Applicant or to audit the books and records of either or both Applicants.) See, W. Va. Code 24-2-4e(d)(8).

V. E. Security for the Environmental Control Bonds

42.    For each Applicant, creation of Environmental Control Property shall be simultaneous with (i) the transfer of the Environmental Control Property to a First Tier Subsidiary and the sale of the Environmental Control Property by that First Tier Subsidiary to an SPE and (ii) the pledge of the Environmental Control Property by that SPE to secure the Environmental Control Bonds, all as is provided in W. Va. Code§ 24-2-4e(d)(5).

43.    The Environmental Control Property shall, upon its creation as specified in the preceding paragraph, constitute an existing, present property right, and shall continue to exist:

a.    without regard for the fact that the imposition and collection of the Environmental Control Charges depend on the Applicants’ continuing provision of electric energy, the Applicants’ continuing performance of their functions as Servicers relating to the collection of the Environmental Control Charges and on the level of future energy consumption;

b.    whether or not the Environmental Control Charge revenues have accrued, have been billed, or have been collected; and

c.    without regard for the fact that the value or amount of the Environmental Control Property is dependent on the future provision of service to customers by the Applicants.

44.    The Environmental Control Property shall continue to exist until the Certificates and Environmental Control Bonds have been paid in full and all Financing Costs relating to the Certificates and the Environmental Control Bonds have been paid in full.

45.    The Environmental Control Property may be pledged to secure payment of the Environmental Control Bonds and the Certificates, amounts payable to financing parties (as defined in W. Va. Code§ 24-2-4e(b)(16) and this Financing Order) and any bondholder (as defined in W. Va. Code§ 24-2-4e(b)(4)), amounts payable under any ancillary agreement (as defined in W. Va. Code§ 24-2-4e(b)(2)), and other Financing Costs.

46.    The sale of the Environmental Control Property will constitute an absolute transfer and true sale within the meaning of W. Va. Code§ 24-2-4e(m)(1), and upon such absolute transfer and true sale, the Environmental Control Property will no longer constitute property of the Applicant or the First Tier Subsidiary.

V. F.	Servicing of Environmental Control Property

47.    A periodic Servicing Fee shall be paid to the Applicants or any subsequent Servicer. The annual Servicing Fee paid to the Applicants shall be within the range of 0.05% per annum of the initial principal balance of the Environmental Control Bonds. The Applicants shall credit to consumers through other electric rates and charges the amount of the Applicants’ Servicing Fee in excess of any recorded periodic incremental costs of performing the Servicing functions.

48.    If it ever becomes necessary to find a substitute Servicer for an Applicant, each Applicant shall commit to serve as substitute Servicer in connection with Environmental Control Bonds issued for the other Applicant and to accept the same servicing fee payable to the initial Servicer. The Servicing Fee payable to any other substitute Servicer shall not exceed 1.25% per annum on the initial principal balance of the Environmental Control Bonds.

49.    If Consumers of electricity in an Applicant’s Utility Service Area are billed by other entities, the Applicant (as Servicer for the Environmental Control Property) may request these other entities to bill for the Environmental Control Charge and to remit Environmental Control Charge revenues to the Applicant on behalf of consumers.

50.    The Commission will not approve the appointment of any third-party Servicer of Environmental Control Property without first determining that (a) such approval will not cause any then-current credit rating of any then outstanding Certificates or Environmental

Control Property to be withdrawn or downgraded, and (b) the servicing fee paid to the third-party Servicer is reasonable.

51.    So long as it continues as Servicer, each Applicant shall remit Environmental Control Charge revenues to the Environmental Control Bond trustee, on behalf of the SPE, in accordance with the procedures described in the body of this Financing Order and the accompanying Conclusions of Law.

52.    The Servicer shall have the right to terminate transmission and distribution service to the end-use consumer for non-payment of Environmental Control Charges by the consumer pursuant to applicable Commission rules.

53.    Any entity that bills Environmental Control Charges to retail consumers shall, at least annually, provide written notification to each retail consumer for which the entity bills Environmental Control Charges that the Environmental Control Charges are the property of the SPE and not of the entity issuing such bill. In addition, the entity that bills Environmental Control Charges to retail consumers shall include on its invoices a statement that all or part of the receivable reflected on the invoice has been or may be assigned.

54.    [Intentionally left blank.]

55.    Partial payments shall be allocated first to the Environmental Control Charges, including any past-due Environmental Control Charges, unless the Applicants and the Financial Advisor jointly determine (and the Applicants certify to the Commission in a Pricing Advice Letter) that a pro-rata allocation of partial payments will result in lower Environmental Control Charges than allocating partial payments first to the Environmental Control Charges.

56.    Interest that has accrued on revenues derived from the collection of Environmental Control Charges prior to the transfer of those revenues to the SPEs shall be remitted by the Servicers to the SPE.

57.    In the event that the billing of, and collection from, West Virginia retail electric customers by third-party billing services entities (“Third Party Billers”) is allowed by the Commission, such Third Party Billers will be allowed to collect the Environmental Control Charges and remit the collections to the Applicants’ SPEs so long as such actions do not conflict with the terms and conditions of this Financing Order and do not adversely affect the ratings of the Environmental Control Bonds or Certificates.

V. G. The Guaranteed True-Up Adjustment Mechanism

58.    The Adjustment Mechanism identified in Appendix E Attachment 3 to this Financing Order is just and reasonable and shall be applied at least semi-annually.

59.    For each Applicant, the Environmental Control Property to be created at the time specified in this Financing Order:

a.    shall consist of (i) the rights and interests of the Applicant or an assignee (as defined in W. Va. Code§ 24-2-4e(b)(3)) under this Financing Order, including the right to impose, charge, collect and receive the Environmental Control Charges in the amount necessary to provide for the full payment and recovery of all Environmental Control Costs and Financing Costs determined to be recoverable in this Financing Order and to obtain adjustments to the Environmental Control Charges as provided in this Financing Order and W. Va. Code§ 24-2-4e(e) and any interest in those rights and interests; and (ii) all revenues, receipts, collections, rights to payment, payments, moneys, claims or other proceeds arising from the rights and interests specified in clause (i)(A) of this sentence, all as is described in W. Va. Code§ 4e(b)(10), but

b.    shall not include the right to collect through the Environmental Control Charge amounts associated with the ECC Tax Liabilities.

60.    The Applicants as Servicers will file Routine True-Up Letters (as described above and substantially in the form shown in Attachment 4 attached hereto) at least semi-annually consistent with W. Va. Code§ 24-2-4e(e), as frequently as quarterly and, during the last year in which the applicable series of Certificates and Environmental Control Bonds is outstanding, as frequently as monthly if needed or as required in the Servicing Agreement. The Routine True-Up Letters shall be accompanied by supporting information.

61.    True-up filings shall be based upon the cumulative differences, regardless of the reason, between the Periodic Bond Payment Requirement and the actual amount of Environmental Control Charge remittances to the trustee for the series of Environmental Control Bonds.

62.    The Applicants shall file Routine True-Up Letters at least 15 days before the end of each semi-annual payment period to adjust their respective Environmental Control Charges. Unless modified by the Commission before the end of the semi-annual period to correct any mathematical errors, the adjusted Environmental Control Charges will be effective automatically on the first day of the following semi-annual payment period. The Routine True-Up Letters shall be based on the pro forma Routine True-Up mechanism attached as Attachment 4.

63.    W. Va. Code§§ 4(e)(3) and 4e(e)(4)(ii) provide that the Commission is to allow interested parties 30 days to comment on the mathematical accuracy of an Applicant’s Routine True-Up Letter and that routine true-up adjustments are to become effective automatically 60 days following an Applicant’s filing of a True-Up Letter or on an earlier date specified by the Commission in a financing order. However, prompt implementation of Routine True-Up Letters is critical to the rating agencies’ determination of (a) the reliability and adequacy of debt service payments, and (b) how much capitalization and other credit enhancements will be required to obtain the highest credit ratings. Because it is important that the Certificates and the Environmental Control Bonds have the highest possible credit rating, the adjustments proposed in Routine True-Up Letters will be implemented automatically as described in Ordering Paragraph 62. Parties shall have notice and opportunity to protest these Routine True-Up Letters, and the Commission will review these Routine True-Up Letters. Therefore, even though this Financing Order establishes a mechanism to implement revisions to the Environmental Control Charges automatically, all related Routine True-Up Letters will nevertheless be subject to protest, review, correction, and refund to the extent allowed by law.6

64.    If the Commission finds mathematical errors in a Routine True-Up Letter, the Commission may adjust the Environmental Control Charge.7  There shall be no time limit on the Commission’s ability to find and correct mathematical errors.

65.    The Applicants may file the Non-Routine True-Up Letters in the manner contemplated by the FO Joint Stipulation subject to the modifications provided in this Financing Order.

65.A.    Upon any change to customer rates and charges stemming from these procedures, the Applicant shall, within 30 days, file appropriately-revised tariff sheets with the Commission

V. H	Applicant Assurances

66.    As a condition to the effectiveness of this Financing Order, and subject to W. Va. Code§ 24-2-4e(f)(1), the Applicants shall give assurances to the Commission that

[6]	Any adjustments to the Environmental Control Charge, other than the correction of mathematical errors, will be implemented via adjustments to other rates and charges of the Applicants.
[7]
Once Environmental Control Property is established pursuant to an Issuance Advice Letter, it shall not be adjusted in response to protests to the Routine True-Up Letter because the existence of Environmental Control Property must be firmly established at the time of issuance of the associated Environmental Control Bonds. Any errors or irregularities regarding the amount of established Environmental Control Property may be corrected through adjustments to the Environmental Control Charge or other appropriate mechanism.

the Applicants and their respective parents will abide by the following conditions during any period in which Environmental Control Bonds issued pursuant to this Financing Order are outstanding, in addition to any other obligation any of them might have under West Virginia law or under federal law:

a.    Without first obtaining the prior consent and approval of the Commission, neither Applicant shall (i) lend money, directly or indirectly, to a registered holding company or a nonutility affiliate; or (ii) guarantee the obligations of a registered holding company or a nonutility affiliate.

b.    If (i) for a period of twelve consecutive months immediately preceding the date of determination, an Applicant has had an equity ratio of below thirty percent and neither the Applicant nor its parent has had a credit rating on its unsecured debt obligations that is investment grade; and (ii) the Commission determines that the present ability of the Applicant to meet its public service obligations would be impaired by the payment of dividends, the Commission may order the Applicant to limit or cease the payment of dividends for a period not exceeding 180 days from the date of determination, which order may be extended for one or more additional periods not to exceed 180 days each if the Commission determines that the conditions set forth in this Ordering Paragraph 66 continue to exist as of the date of each such determination.

c.    Neither the parent nor a nonutility affiliate of either Applicant shall direct an Applicant to file a voluntary petition in bankruptcy; provided that nothing in this Ordering Paragraph 66 shall preclude an Applicant from filing a voluntary petition in bankruptcy if, in the determination of the board of directors of the Applicant in the exercise of its fiduciary duty, the filing of its own voluntary petition in bankruptcy would be proper under applicable federal statutory and common law. See, W. Va. Code§ 24-2- 4e(d)(7).]

V. I. Pre-Issuance and Post-Issuance Filings and Approvals

67.    Each Applicant shall submit a draft Pricing Advice Letter and a draft Issuance Advice Letter to the Commission and the Financial Advisor for review not later than two weeks prior to the expected date of pricing a series of Certificates and Environmental Control Bonds. Within one week after receipt of the draft Pricing Advice Letters and Issuance Advice Letters, the Financial Advisor shall provide the Applicants comments and recommendations regarding the adequacy of the information proposed to be provided. Within 24 hours after pricing of the series of Certificates and Environmental Control Bonds and prior to issuance of the Certificates and Environmental Control Bonds, each Applicant, in consultation with the Commission acting through its Financial Advisor, shall file with the Commission a Pricing Advice Letter in substantially the form of the Pricing Advice Letter attached as Attachment 1 to this Financing Order, including the proposed form of Issuance Advice Letter, substantially in the form attached as Attachment 1 and an original of the Final Underwriter’s Certification. As part of each Pricing Advice Letter, an officer of each Applicant shall provide a certification worded substantially as the statement in the form of the Pricing Advice Letter approved by the Commission. Each Pricing Advice Letter shall be completed and shall evidence the actual dollar amount of the initial Environmental Control Charges and other information specific to the Certificates and Environmental Control Bonds to be issued, and shall certify to the Commission that the structure and pricing of that series results in the lowest Environmental Control Charges consistent with market conditions at the time that the Certificates and Environmental Control Bonds were priced, and the terms of this Financing Order. In addition, if original issue discount, additional credit enhancements, or arrangements to reduce interest rate risks or enhance marketability are used, the Pricing Advice Letter shall include a certification that the original issue discount, additional credit enhancements, or other arrangements are reasonably expected to provide benefits as required by this Financing Order. The amount of Environmental Control Bonds to be issued for the benefit of each Applicant shall be determined by applying the allocation methodology set forth in Attachment 2. All other amounts which require computation shall be computed using the mathematical formulas contained in Attachment 3 to this Financing Order. Electronic spreadsheets with the formulas supporting the schedules required pursuant to Attachment 2 and Attachment 3 shall be included with each Pricing Advice Letter. The initial Environmental Control Charges and the final terms of the Certificates and Environmental Control Bonds set forth in the Pricing Advice Letters shall become effective on the date of issuance of the Certificates and Environmental Control Bonds (which shall not occur prior to the fifth business day after pricing) unless prior to noon Eastern Time on the fourth business day after pricing, the Commission issues an order finding that the proposed issuance does not comply with W. Va. Code§ 24-2-4e or this Financing Order. The Environmental Control Charges shall become effective, and the Certificates and Environmental Control Bonds may be issued, only if the Commission fails to issue such an order with respect to either Applicant.

68.    If the Commission does not, prior to noon Eastern Time on the fourth business day after pricing, issue an order finding that the proposed issuance does not comply with W. Va. Code§ 24-2-4e or this Financing Order, the Commission, without the need for further action and pursuant to the Commission’s authority under this Financing Order, will affirmatively and conclusively be deemed to have (a) authorized the Applicants to execute the issuance of the proposed series of Certificates and Environmental Control Bonds on the terms set forth in the Pricing Advice Letters, including the use of the proposed forms of the Applicant certifications set forth in the Pricing Advice Letters and the Final Underwriter’s Certification; (b) confirmed that the forms of the Affiliated Agreements and Non-Affiliated Agreements provided to the Commission on June 24, 2005 have not been modified in a manner that would preclude their use in connection with the Securitization or dictate that they should not be approved as affiliated agreements pursuant to W. Va. Code§ 24-2-12(f); and (c) approved the Applicants’ recovery of the

Upfront Financing Costs proposed to be financed from the proceeds of the Certificates and Environmental Control Bonds.

69.    Within five business days from the sale of the Certificates and Environmental Control Bonds, each Applicant will file an Issuance Advice Letter with the Commission. The Commission’s review of the Issuance Advice Letters shall be limited to the arithmetic accuracy of the calculations and to compliance with W. Va. Code§ 24-2-4e, this Financing Order, and the requirements that are contained in the Pricing Advice Letters and in the Issuance Advice Letters. On the filing of the Issuance Advice Letters with the Commission, the initial Environmental Control Charge for each customer class as specified therein will automatically be in effect from and after the date of delivery of the Certificates and Environmental Control Bonds.

70.    The approval of the issuance of the Certificates and the Environmental Control Bonds pursuant to the above paragraphs is a component of the integrated Securitization review and approval structure, the entirety of which is authorized and approved in this Financing Order. No approval of the Commission to cause the issuance of the Certificates or the Environmental Control Bonds pursuant to this paragraph shall be considered or construed as a “final order” of the Commission, or an amendment or supplement to the Financing Order, to which an independent statutory appeal right would attach under W. Va. Code§ 24-5-1. All parties will be bound by any Commission authorization and approval of these activities pursuant to this paragraph as and to the same extent as such authorization or approval was included verbatim in the Financing Order.

V. J.	Authorizations to the Applicants

71.    The Applicants are authorized, and each individual Applicant is authorized, where appropriate, to do the following:

a.    To cause the issuance of Certificates and Environmental Control Bonds in an aggregate principal amount equal to the sum of the Environmental Control Costs and Upfront Financing Costs from the proceeds of the Environmental Control Bonds in the respective amounts authorized for recovery herein and in the manner and to the extent, if any, set forth above;

b.    To impose and collect from the Applicants’ customers the Environmental Control Charges in the amounts necessary to pay the Environmental Control Costs and the Financing Costs, as provided above, notwithstanding the fact that on the completion of the Ownership Restructuring and on the issuance of the Certificates and the Environmental Control Bonds, Ft. Martin will be owned one hundred percent by Mon Power and will not be jointly owned between the Applicants, as authorized in W. Va. Code§ 24-2-4e(d)(9)(A);

c.    To cause the creation of one or more First Tier Subsidiaries and one or more SPEs, to allow each Applicant to capitalize its SPE(s) in the manner and in the amount described above, to authorize each Applicant to contribute its Environmental Control Property to its First Tier Subsidiary(s), to authorize each First Tier Subsidiary to sell the Environmental Control Property to one of the Applicant’s SPEs, and to authorize the First Tier Subsidiary to capitalize its SPE(s) and to distribute to the Applicant as a divident the Net Proceeds from the sale of the Environmental Control Bonds, all as specified above;

d.    Pursuant to the organizational documents of each SPE, to select as many as all but one director of each SPE, with the final director(s) of each SPE being selected (and subject to removal) by the Commission, with the directors selected by the Commission receiving at least the same level of compensation, insurance and indemnities as commonly are provided to independent directors of special purpose entities that issue debt securities. The Applicants may provide a list of recommended candidates to serve as independent directors of the SPEs. But the Commission shall have authority to select anyone the Commission believes will most effectively protect the interests of both customers and holders of Environmental Control Bonds and shall not be limited to selecting independent directors from candidates recommended by the Applicants.

f.    To issue the Environmental Control Bonds to the Grantor Trust;

g.    To apply the Net Proceeds of the Environmental Control Bonds so received to the payment of the Environmental Control Costs as specified above, notwithstanding the fact that on the completion of the Ownership Restructuring and on the issuance of the Environmental Control Bonds, Ft. Martin will be owned one hundred percent by Mon Power and not jointly owned between the Applicants, as authorized in W. Va. Code§ 24-2-4e(d)(9)(B);

h.    To conduct the Environmental Control Activities, including the construction of the Project, on the estimated schedule identified in Appendix A attached to the FO Joint Stipulation hereto, through the issuance of one or more series of Environmental Control Bonds, without any requirement to secure a separate financing order for each issuance of Environmental Control Bonds or for each scheduled phase of the construction of the Project;

i.    To include language in their respective tariffs and customer bills necessary to impose and collect the Environmental Control Charges;

j.    To employ appropriate methodologies to account for the transactions contemplated by the Financing Order; and

k.    To employ the accounting authority and ratemaking treatment identified in this Financing Order in order to implement and give full effect to the transactions contemplated by the Financing Order.

V. K.	Flexibility in Terms of Issuance of Environmental Control Bonds; Certifications and Final Approval of Terms of Bonds

72.    Subject to the review of the Financial Advisor and the approval of the Commission, and subject to the Statutory Requirement and the Lowest Cost Objective, except as otherwise provided in this Financing Order, the Applicants shall be afforded flexibility in determining the final terms of each series of the Certificates and the Environmental Control Bonds, including payment dates and legal final maturity dates, interest rates (or the method of determining interest rates), the terms of any interest rate swap agreement or similar agreement, the creation and funding of, if any, capital, reserve and over-collateralization subaccounts, and the levels of administration and servicing costs, underwriting costs and other Financing Costs.

V. L.	Approval of Affiliated Agreements and Non-Affiliated Agreements

73.    Subject to the Commission’s and the Financial Advisor’s review of the substantially final forms of the Affiliated and Non-Affiliated Agreements, the Commission consents to and approves the proposed forms of the Affiliated Agreements and the Non-Affiliated Agreements (as filed with the Commission on June 24, 2005) for purposes of W. Va. Code§ 24-2-12, without approving the individual terms and conditions thereof. The Applicants will file the final versions of the Affiliated Agreements and Non-Affiliated Agreements, reflecting final pricing terms, with the Commission not later than thirty (30) days after the date of delivery of each series of Environmental Control Bonds.

V. M.	Economic Commitments

74.    The Applicants shall meet the Economic Commitments, but only to the extent that (a) doing so will not impair the Environmental Control Property and (b) the Applicants’ failure to meet the Economic Commitments will not adversely affect the Environmental Control Property or the irrevocability of this Financing Order as specified in this Financing Order.

V. N.	Relationship to Ownership Restructuring

75.    The issuance of a final, non-appealable order of the Commission granting the Ownership Restructuring Joint Stipulation is a condition precedent to the effectiveness of this Financing Order.

76.    The implementation of the Ownership Restructuring is a condition precedent to the Applicants’ authorization to implement issuance of Certificates and Environmental Control Bonds pursuant to this Financing Order.

V. O.	Reservation of Discretion to the Applicants

77.    The Applicants will have the sole discretion as to whether and when to proceed with issuance of the Certificates and the Environmental Control Bonds and the completion of all related transactions within the requirements of W. Va. Code§ 24-2-4e and this Financing Order.

V. P.	Irrevocability and Other Attributes of Financing Order

78.    This Financing Order:

a.    is applicable to the Applicants and their respective transferees, successors, and assigns;

b.    is “irrevocable” within the meaning of W. Va. Code§ 24-2-4e(f)(1) and applicable law, and the Commission will not reduce, impair, postpone, or terminate the Environmental Control Charges approved in the Financing Order or impair the Environmental Control Property created in the Financing Order or the collection or recovery of Environmental Control Revenues;

c.    may be subsequently amended on or after the date of issuance of Environmental Control Bonds authorized thereunder only (i) at the request of one or both of the Applicants; (ii) in accordance with any restrictions or limitations on amendment set forth in this Financing Order; (iii) subject to the provisions on the irrevocability of the Financing Order set forth in subparagraph (b) of this paragraph 78; and (iv) so long as the ratings of the Environmental Control Bonds and Certificates are not adversely affected;

d.    shall remain in effect until the Certificates and the Environmental Control Bonds issued pursuant thereto have been paid in full and all Financing Costs relating to the Certificates and the Environmental Control Bonds have been paid in full; and

e.    shall remain in effect and unabated notwithstanding the bankruptcy, reorganization, or insolvency of either of the Applicants or any affiliate or the commencement of any judicial or non-judicial proceeding seeking the bankruptcy, reorganization or insolvency of either of the Applicants or any affiliate.

79.    The Commission guarantees that it will act pursuant to this Financing Order as expressly authorized by W. Va. Code§ 24-2-4e to ensure that Environmental Control Charge revenues are sufficient to pay principal and interest on the Certificates and the Environmental Control Bonds issued pursuant to this Financing Order and other costs, including fees and expenses, in connection with the Environmental Control Bonds.

V. Q.	Additional Ratemaking Provisions

80.    The proceeds of the Environmental Control Bonds shall be used solely to finance (a) the Environmental Control Costs identified in this Financing Order and (b) the Upfront Financing Costs identified in, and to the extent and subject to the limitations provided in, this Financing Order. If the Commission finds and determines that the Applicants have used proceeds of the Environmental Control Bonds for a purpose other than those permitted in this paragraph, the Commission, in accordance with and subject to the limitations stated in W. Va. Code§ 24-2-4e(j)(4), may impose regulatory sanctions against the Applicants or their successors and/or make such adjustments as it may deem appropriate to the revenue requirements of the Applicants or their successors in a subsequent base rate proceeding.

81.    The Applicants shall (a) cause the proceeds of each series of Environmental Control Bonds to be placed in separate accounts, including the Wet Scrubber Project Fund, as required in W. Va. Code§ 24-2-4e(j)(1); and (b) to record all Environmental Control Costs and Financing Costs financed from proceeds of Environmental Control Bonds in separate accounts. These separate accounts shall be held by the trustee for the Environmental Control Bonds, and the trustee(s) shall be authorized to release amounts held in these separate accounts to pay or reimburse Environmental Control Costs and Financing Costs only upon the trustee’s receipt of a requisition fully executed by an officer of an Applicant substantially in the form set forth as Attachment 5 to this Financing Order.

82.    The Applicants are required to normalize state income taxes resulting from the accelerated write-off of Environmental Control Equipment financed with the proceeds of Environmental Control Bonds.

83.    Any Federal or state tax liability (other than any Accelerated Tax Liability) or benefits associated with construction and operation of the Environmental Control Equipment may be reflected in future base rate proceedings.

84.    To preclude any future ratemaking recovery by the Applicants for facilities retired as part of or in connection with the performance of the Environmental Control Activities to the extent those activities are financed with the proceeds of the Environmental Control Bonds, the following restrictions will apply:

a.    The Environmental Control Costs authorized to be recovered from the proceeds of the Environmental Control Bonds will not include the cost of retiring existing facilities to the extent that the original cost of such facilities has been fully recovered through depreciation at the time of the retirement.

b.    The Applicants will not seek rate base treatment in any subsequent base rate proceeding for any cost of retirement that is financed with the proceeds of the Environmental Control Bonds.

c.    Accumulated depreciation on each retired plant account will be credited by the amounts recovered in the construction costs for retirement and cost of removal.

d.    Account 182, Extraordinary Property Losses, associated with the retirements will be charged and written off to Account 425, Miscellaneous Amortization.

85.    Although the Applicants will not be permitted to include the ECC Tax Liabilities in the calculation of the Environmental Control Charges, the Applicants may seek recovery of any ECC Tax Liabilities in future base rate cases in the manner specified in this Financing Order.

86.    In calculating their revenue requirements in a future base rate proceeding, the Applicants may seek to include or recognize any benefits not specifically described herein, and any costs incurred by the Applicants not specifically described herein, that may in either case arise from or be associated with the Environmental Control Activities authorized in the Financing Order, the issuance of the Certificates and the Environmental Control Bonds, or the use of the Affiliated or Non-Affiliated Agreements unless such inclusion or recognition is expressly precluded herein. Without limitation, other rates of each Applicant shall be adjusted to reflect (a) the Applicant’s Environmental Control Charge collections not required to pay principal, interest and other Financing Costs in respect of the Certificates and the Environmental Control Bonds, and (b) the amount by which the Applicant’s annual servicing fee exceeds the Applicant’s annual verifiable incremental cost of performing the servicing function. In accepting this Financing Order, Applicants agree they will not object to such adjustment of other rates in any subsequent Commission proceeding.

V. R. Disposition of Motion for Protective Order; Confidential Treatment

87.    To the extent the Commission has not relied upon the Confidential Data and the Confidential Staff Report in its issuance of this Financing Order, the Commission will return to the Applicants or Staff, as applicable, the sealed envelopes containing the Confidential Data and the Confidential Staff Report and dismiss the Motion for Protective Order as moot. To the extent the Commission has relied upon the Confidential Data and/or the Confidential Staff Report in its consideration of the FO Joint Stipulation or its issuance of this Financing Order, the Commission will grant the Motion for Protective Order. In either case, all parties, and their respective experts and consultants, who have been provided Confidential Data or the Confidential Staff Report will (i) either destroy or return the hard copies of Confidential Data and the Confidential Staff Report to the Applicants or Staff, as applicable, and (ii) delete any electronic copies of the Confidential Data and the Confidential Staff Report.

88.    The Commission’s Executive Secretary shall afford permanent protective treatment to the confidential versions of the evidence submitted by Staff in these cases.

89.    Upon future request by the Underwrite, the Commission will consider according permanent confidential treatment to the Final Underwriter’s Certification to the maximum extent allowable by law and in accordance with the Commission’s applicable procedures. The Commission shall not be in violation of this Ordering Paragraph by declaring that all terms and conditions of this Financing Order have been met.

V. S.	Waiver of Tariff Rule 42

90.    The Commission waives the requirements of Tariff Rule 42 in lieu of the Applicants’ presentation of evidence in the Applications on the financing of the Project through the issuance of Certificates and Environmental Control Bonds.

V.T. Application for Certificate of Convenience and Necessity

91.    The certificate of convenience and necessity to construct the flue gas desulfurization system, or “Wet Scrubber” at the Ft. Martin generating station near Maidsville in Monongalia County, West Virginia, as applied for by the Applicants on March 24, 2005 and as described in the FO Joint Stipulation filed January 11, 2006, above, is hereby approved.

V. U. Effective Date

92.    This Financing Order shall become effective in accordance with its terms and conditions upon issuance thereof.

93.    The relief and conditions contained within the FO Joint Stipulation are hereby granted and approved except to the extent modified in this Financing Order. With such modifications, all regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the Environmental Control Charges associated with the costs and related transactions that are the subject of the Application and ensuing FO Joint Stipulation, are granted.

94.    The authority granted by this Financing Order to issue Environmental Control Bonds shall be severable from, and not impacted by, the actions or inactions of the Commission or other bodies with respect to the Commission’s determination of the extent to which the Environmental Control Charges shall be recoverable from any person or entity or from any particular group, class, or type of customer.

VI.	DISPOSITION OF CONSOLIDATED CASES AND RELATED MATTERS

95.    The Consolidated Cases are hereby considered to be resolved, closed as a matter of record, and removed from the Commission’s docket of active cases.

96.    This Financing Order resolves all the issues in contention among the parties in the Consolidated Cases.

IT IS FURTHER ORDERED that the Commission's Executive Secretary serve a copy of this order upon all parties of record by United States First Class Mail and upon Commission Staff by hand delivery.

Commissioner R. Michael Shaw has recused himself from Case Nos. 00-0801-E-PC, 00-1616-E-PC, 00-1246-E-PC, 03-0695-E-PC, 05-0402-E-CN, and 05-0750-E-PC.

_____________________________
Jon W. McKinney, Chairman

_____________________________
E. H. Staats, Commissioner

Index of Appendices to Financing Order

Attachment 1 Form of Pricing Advice Letter

Attachment 2 Description of Cost Allocation Methodology

Attachment 3  Adjustment Mechanism

Attachment 4 Form of Routine True-Up Letter

Attachment 5 Form of Requisition

Attachment 6 January 11, 2006 Financing Order Joint Stipulation

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ATTACHMENT 1

Form of Pricing Advice Letter
(to be filed on Allegheny Energy letterhead not later than twenty-four hours after pricing a proposed series of senior secured Environmental Control Bonds and associated Certificates)

(Date)

Public Service Commission of
West Virginia
201 Brooks Street
Post Office Box 812
Charleston, West Virginia  25323
Attention: Sandra Squire, Executive Secretary

Saber Partners, LLC
Saber Capital Partners, LLC
44 Wall Street
New York, NY 10005
Attention: Joseph S. Fichera

Re:	Case No. 05-0402-E-CN
Case No. 05-0750-E-PC
Monongahela Power Company and The Potomac Edison Company,
each d/b/a Allegheny Power
Certificate and Financing Order Cases

Ladies and Gentlemen:

Pursuant to the Financing Order issued on April 7, 2006 by the Public Service Commission of West Virginia (“Commission”) in the above-captioned cases (“Financing Order”), Monongahela Power Company (“Mon Power”) and The Potomac Edison Company (“Potomac Edison”), both doing business as Allegheny Power (the “Companies”) hereby jointly submit for filing with the Commission this Pricing Advice Letter.1  The Companies have also simultaneously submitted a copy of this letter to the Financial Advisor.

For each series of Environmental Control Bonds that the Companies will cause to be issued under the authority of the Financing Order, the Companies are required to file a Pricing Advice Letter with the Commission not later than twenty-four (24) hours after a proposed series of Environmental Control Bonds is priced. Accordingly, the Companies hereby jointly file this Pricing Advice Letter for the series of Environmental Control Bonds. The terms of pricing and issuance for the proposed series of Environmental Control Bonds are as follows:

1.	Name of Special Purpose Entities (“SPEs”) which will issue Environmental Control Bonds and to which Environmental Control Property will be assigned:
A.	SPE owned indirectly by Mon Power:
B.	SPE owned indirectly by Potomac Edison:
2.	Name of proposed series of senior secured Environmental Control Bonds and Certificates:
A.	Issued for the benefit of Mon Power:
B.	Issued for the benefit of Potomac Edison:
C.	Certificates:
3.	Name of Environmental Control Bond indenture trustee:
4.	Name of Grantor Trust that will issue Certificates representing undivided interests in the Environmental Control Bonds:
5.	Name of trustee(s) for the Grantor Trust:
6.	Closing Date:
7.	Expected ratings of the Certificates:
8.	Principal Amount of Environmental Control Bonds and Certificates proposed to be issued:
A.	by the SPE owned indirectly by Mon Power:
B.	by the SPE owned indirectly by Potomac Edison:
C.	Certificates:
9.	Expected and Legal Final Maturities of the Environmental Control Bonds and the Certificates:
A.	Environmental Control Bonds to be issued by the SPE owned indirectly by Mon Power:
B.	Environmental Control Bonds to be issued by the SPE owned indirectly by Potomac Edison:
C.	Certificates:

[1]	Any capitalized terms in this Pricing Advice Letter that are not defined herein shall have the meanings ascribed to such terms in the Financing Order.

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10.
Combined amount of Environmental Control Costs and Financing Costs proposed to be financed (directly or indirectly through a prepayment by Potomac Edison for electricity to be delivered by Mon Power) by Environmental Control Bonds:

A.	Amount of Environmental Control Costs:
B.	Estimated Amounts of Upfront Financing Costs:
1.	Lender Consent Costs:[8]
2.	Financial Advisor Costs:
3.	Regulatory Costs:
4.	Underwriters’ Fees:
5.	Other Issuance Costs:[9]
Total:
11.	Combined expected Ongoing Financing Costs proposed to be funded through Environmental Control Charges:
A.	Determinable Ongoing Financing Costs:
1.	Annual Servicing Fees:[10]
2.	Annual Administration Fees:
3.	Other Costs (Annual):
B.	Estimate of First Year Variable Ongoing Financing Costs:
12.	Coupon rates and expected amortization schedule: (Detailed in Exhibit 1 hereto)
A.	Environmental Control Bonds to be issued by the SPE owned indirectly by Mon Power:
B.	Environmental Control Bonds to be issued by the SPE owned indirectly by Potomac Edison:
C.	Certificates:

[8]	May not exceed $14,250,000.
[9]	Regulatory Costs, Underwriters’ Fees, Other Issuance Costs may not total more than $12,750,000.
[10]	0.05% of the initial principal amount.

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13.	Weighted Average Coupon Rate (weighted by modified duration and principal amount):
14.	If applicable, description of any interest rate swaps:
15.	Annualized all-in yield[11] :
16.	Distributions to Investors (quarterly or semi-annually):
17.	Initial Annual Servicing Fee as a percentage of initial principal balance:
18.	Initial balance of equity investment in the SPEs:
A.	SPE owned indirectly by Mon Power:
B.	SPE owned indirectly by Potomac Edison:

Exhibit 2 to this Pricing Advice Letter is a proposed form of an Issuance Advice Letter that the Companies are required to file with the Commission within five business days after the sale of the Environmental Control Bonds and the Certificates proposed herein. The Companies will include with the filing of the Issuance Advice Letter the Applicant Certification required by the Financing Order.

Exhibit 3 to this Pricing Advice Letter is a calculation of expected benefits from the issuance of the Environmental Control Bonds and the Certificates proposed herein.

Exhibit 4 to this Pricing Advice Letter is a statement of major categories of costs of Environmental Control Activities expected to be paid or reimbursed from proceeds of the Environmental Control Bonds.

Exhibit 5 to this Pricing Advice Certificate is a statement of actions taken by the Companies to ensure that the structuring, marketing and pricing of the Environmental Control Bonds resulted in the lowest Environmental Control Charges given market conditions and the terms of the Financing Order.

Exhibit 6 to this Pricing Advice Letter is a [sealed and confidential] original of the Final Underwriter’s Certification that is also required by the Financing Order.

Finally, as required by the Financing Order, the Companies hereby jointly certify to you as follows:

1.
Given the terms of the Financing Order, the schedule of principal amounts set forth in the attached Exhibit A-1, market conditions at __:__ _.m. Eastern Time (the “Pricing Time”), and applicable securities laws, and based on the

[11]	Cost to consumers as measured by the aggregate annualized internal rate of return, taking into account all Up-front Financing Costs and all estimated Ongoing Financing Costs.

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Companies’ experience and on market conditions and other information reasonably available to officers, agents and employees of the Companies, the structuring, marketing and pricing of the Environmental Control Bonds and the Certificates, as described in the Pricing Advice Letter, will result in the lowest all-in yield for any or all tranches of the Environmental Control Bonds and the Certificates consistent with market conditions and the terms of the Financing Order.

2.
On _____________, 200_, a decision was made by the Companies and the Commission’s financial advisor to proceed with marketing the Environmental Control Bonds and the Certificates as a negotiated sale through a syndicate of selected underwriters. Based on information reasonably available to us as of that date, and given the terms of the Financing Order, the schedule of principal amounts set forth in the attached Exhibit A-1 and applicable securities laws, (a) competitive sales are not customary in the market in which securitized utility tariff bonds typically are marketed, nor are competitive sales generally considered to be the most effective manner in which to market highly structured securities such as the Environmental Control Bonds and the Certificates; and (b) the SPEs could not have expected to achieve lower all-in yield for any or all tranches of the Environmental Control Bonds and the Certificates through a competitive bidding process than through the negotiated sale of all the Environmental Control Bonds and the Certificates to the syndicate of underwriters jointly selected by the Companies and the Commission’s financial advisor.

3.
Given the terms of the Financing Order, market conditions at the time of pricing and the schedule of principal amounts set forth in the attached Exhibit A-1, the amount of compensation payable to the underwriters from proceeds of the Environmental Control Bonds and the Certificates was necessary to achieve the lowest all-in yield for each tranche of Environmental Control Bonds and Certificates, and the amount of compensation payable to the underwriters and funded from proceeds of the Environmental Control Bonds and the Certificates have been established at amounts that could not be reduced without increasing the overall all-in yield of the Environmental Control Bonds and the Certificates.

For purposes of this letter, the following definitions apply:

(a) “marketing” means all aspects of presenting the Environmental Control Bonds and the Certificates to the public capital markets and offering the Environmental Control Bonds and the Certificates for sale to investors, including but not limited to targeting particular investors or classes of investors and selecting methods of communicating with investors;

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(b) the “structure” of the Environmental Control Bonds and the Certificates means the structure reflected in the ___________________ filed with the United States Securities and Exchange Commission on _______________, 200_, including the transaction documents described and/or contemplated therein; and

(c) “all-in yield” means the cost to consumers as measured by the aggregate annualized internal rate of return, taking into account all Up-front Financing Costs and all estimated Ongoing Financing Costs.

Respectfully submitted,
MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

By: __________________________________
Title: __________________________________

PRICING ADVICE LETTER
EXHIBIT 1

EXPECTED AMORTIZATION SCHEDULE

(with coupons, prices, tranches, expected amortization schedule, legal final maturities, and call features)

A.	Environmental Control Bonds to be issued by the SPE owned indirectly by Mon Power:

B.	Environmental Control Bonds to be issued by the SPE owned indirectly by Potomac Edison:

C.	Certificates:

PRICING ADVICE LETTER
EXHIBIT 2

Form of Issuance Advice Letter

(to be filed on Allegheny Energy letterhead within five days after the sale of a proposed series of senior secured Environmental Control Bonds and associated Certificates)

ISSUANCE ADVICE LETTER

(name of series) senior secured ENVIRONMENTAL CONTROL BONDS

(Date)

Sandra Squire, Executive Secretary
Public Service Commission of West Virginia
201 Brooks Street
Post Office Box 812
Charleston, West Virginia  25323

Re:	Case No. 05-0402-E-CN
Case No. 05-0750-E-PC
Monongahela Power Company and The Potomac Edison Company,
each d/b/a Allegheny Power - Certificate and Financing Order Cases

Dear Ms. Squire:

As required by the Financing Order issued on April 7, 2006 by the West Virginia Public Service Commission (“Commission”) in the above-captioned cases (“Financing Order”), Monongahela Power Company and The Potomac Edison Company, both doing business as Allegheny Power (the “Companies”) jointly filed a Pricing Advice Letter with the Commission on (date) for the proposed (name of series) Environmental Control Bonds.12
The Companies hereby jointly submit this Issuance Advice Letter to notify the Commission that the (name of series) Environmental Control Bonds and the Certificates were sold on (date) and to certify that:

1.	the Bonds and the Certificates were sold according to the terms that were delineated in the Pricing Advice Letter;

2.	the Bonds and the associated transactions were structured to comply with IRS Revenue Procedure 2005-62.

Schedule 1 to this Issuance Advice Letter provides the detail, by each customer class, for the initial Environmental Control Charge that will be automatically placed into effect from and after the date of delivery of the (name of series) Environmental Control Bonds.

Respectfully submitted,
MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

By: __________________________________
Title: __________________________________

[12]	Any capitalized terms in this Issuance Advice Letter that are not defined herein shall have the meanings ascribed to such terms in the Financing Order.

ISSUANCE ADVICE LETTER
SCHEDULE 1

INITIAL ENVIRONMENTAL CONTROL CHARGE
BY CUSTOMER CLASS

[Spell out initial allocation factors among the Applicants and among their respective customer classes.]

Mon Power:

Potomac Edison:

EXPECTED BENEFITS CALCULATION
EXHIBIT 3

Mon Power:

Potomac Edison:

COSTS OF ENVIRONMENTAL CONTROL ACTIVITIES
EXHIBIT 4

SUMMARY OF ACTIONS
EXHIBIT 5

FINAL UNDERWRITER’S CERTIFICATION
EXHIBIT 6

ATTACHMENT 2

Description of Cost Allocation Methodology

The total estimated capital cost of the Project and the Financing Costs to be financed through the issuance of Environmental Control Bonds are to be allocated between the Applicants based upon relative total demand values for the Applicants’ West Virginia retail customers for the year 2004.

The Environmental Control Charge revenue requirement for each Applicant shall be allocated to customer classes and rate schedules for each Applicant based upon a 100% demand (12CP). Using a cost allocation that spreads costs based upon a demand-based component determines the pro-rata share of fixed costs allocable to the customer classes and rate schedules, and is consistent with the customer sharing of benefits from the Wet Scrubber.

These allocator values are initially based upon demand values for year 2004. For purposes of allocating the Environmental Control Charge revenue requirement among the customer classes of each Applicant, the allocator values for each Applicant will be updated at least semi-annually through the Adjustment Mechanism to reflect changes in customer load.

ATTACHMENT 3

Proposed Formula-Based ECC Adjustment Mechanism

ECCEC	=	[PBPR * REWRC * (CGLDC/TGLD)] / FCCLEC

ECCDC	=	[PBPR * (1-REWRC) * (CGLDC/TGLD)] / FCCLDC

Where:

ECCEC	=	Environmental Control Charge Financing Portion, Energy Charge - Calculated Separately for Each Class ($/kWh)

PBPR	=	Periodic Bond Payment Requirement (representing debt service payable on the Environmental Control Bonds, plus ongoing Financing Costs, the costs of credit enhancement and return on invested capital, net of over or under collections for any prior period, minus the balance of the Excess Funds Subaccount, as calculated by the Company using data provided by the Trustee).

REWRC	=	Retail Energy Weighting Ratio (%) - Ensures existing weighting of retail energy charges as compared to retail demand charges, if applicable, remains consistent with the rate schedule.

CGLDC	=	Class Generation Level 12 CP MW Demand

TGLD	=	Total Generation Level 12 CP MW Demand, excluding wholesale

FCCLEC	=	Forecasted Class Customer Level Energy (Annual kWh from most recent forecast)

ECCDC	=	Environmental Control Charge Financing Costs, Demand Charge - Calculated Separately for Each Class ($/kW or $/kVA), if applicable.

RDWRC or (1-REWRC)	=	Retail Demand Weighting Ratio (%) - Ensures existing weighting of retail demand charges, if applicable, as compared to retail energy charges remains consistent with the rate schedule.

FCCLDC	=	Forecasted Class Customer Level Demand (Annual kW or kVA, if applicable, from most recent forecast)

Subscript “c”	=	“class” identifier added to signify that calculations are made separately for each class.

ATTACHMENT 4

Form of Routine True-Up Letter

DATE:
[Executive Secretary]
Public Service Commission of West Virginia
201 Brooks Street, P.O. Box 812
Charleston, WV 25323
Re: Docket No. _______
Dear __________________:

As required by Section 24-2-4e(e) of the West Virginia Code and pursuant to the order dated [_________] in Docket No. [_________] (the “Financing Order”), [Name of Utility] (the “Company”) as Servicer (or any Successor Servicer) of the Environmental Control Bonds, Series 200[6]-[A] (the “Environmental Control Bonds”), and on behalf of the Bond Trustee under the Bond Indenture, dated as of [_________] between the Issuer and the Bond Trustee, as amended, modified or supplemented from time to time, as assignee of [Name of Utility] Funding LLC hereby requests an adjustment to the Environmental

Control Charges. Capitalized terms used but not otherwise defined herein have the meanings given such terms in the Servicing Agreement dated as of [_________] between the Issuer and the Company, as amended, modified or supplemented from time to time, or in Appendix A thereto.

This proposed adjustment is intended to satisfy Section 24-2-4e(e) and the Financing Order by ensuring that Environmental Control Charges will recover amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Environmental Control Bonds during the upcoming Remittance Period.

Using the formula approved by the Public Service Commission of West Virginia (the “PSCWV”) in the Financing Order, this filing modifies the variables used in determining the Environmental Control Charges and provides the resulting adjusted Environmental Control Charges. Attachment A hereto shows the resulting values of the Environmental Control Charges, as calculated in accordance with the Joint Stipulation, as modified by the Financing Order, such modified Environmental Control Charges to be effective as of the first day of the upcoming Remittance Period. The calculations of these values are appended to the Attachments hereto.

In accordance with the Financing Order, the proposed adjustments to the Environmental Control Charges will be effective automatically on the first day of the upcoming Remittance Period. In the event that, prior to, the first day of the upcoming Remittance Period, it is determined by the PSCWV that a mathematical error in the application of the formula-based mechanism exists, the Company shall correct such error and make any necessary corrections to the adjustments of the Environmental Control Charges. These adjusted Environmental Control Charges, as corrected, shall in any event take effect the first day of the upcoming Remittance Period.

ATTACHMENT 5

Form of Requisition

BORROWER: MONONGAHELA POWER COMPANY
PROJECT: POLLUTION CONTROL FACILITIES, FT. MARTIN PLANT
BONDS: $_________________________ PRINCIPAL AMOUNT OF SENIOR SECURED ENVIRONMENTAL CONTROL BONDS, 200_ SERIES _
REQUISITION NO.: _______
In the Aggregate Amount of $____________

TO:	[•] (the “Trustee”)
The undersigned, on behalf of the Borrower, hereby requests payment(s) from the account of the Project Fund (the “Project Fund”) established pursuant to an Indenture, dated [•], 2006, between the Trustee and Monongahela Power Company (the “Indenture”) in the amount(s), to the payee(s) and for the purpose(s) as set forth in Schedule I attached hereto and incorporated herein by reference to this requisition (this “Requisition”). All capitalized terms used and not defined herein will have the meanings set forth in the Indenture.
Attachments:
Schedule I: Payment Information
Schedule II: Consulting Engineer Certificate

The undersigned, hereby certifies:
1.
each obligation stated on this Requisition has been incurred in accordance with the provisions of the Indenture, each item is a proper charge against the Project Fund, and each obligation has not been the basis for a prior requisition that has been paid;

2.
there has not been filed with or served upon the Borrower notice of any lien, right to lien or attachment upon or claim against any portion of the Project (as hereinafter defined) or any other asset of the Borrower, affecting the right to receive payment of, any of the monies payable to any of the payees named in this written request, which has not been released or will not be released simultaneously with the payment of such obligation, other than materialmen’s or mechanics’ liens accruing by mere operation of law;

3.
following payment of the amounts requested under this Requisition, not less than 100% of amounts paid from proceeds of the Bonds will have been applied to the payment of Environmental Control Costs or Financing Costs authorized by the Financing Order;

4.
as of the date hereof no event or condition has happened or is happening or exists that constitutes, or that with notice or lapse of time or both, would constitute, an Event of Default under the Indenture;

5.
the Project consists of a flue gas desulfurization system (the “Wet Scrubbers”) and related facilities (collectively, the “Project”) at the Ft. Martin generating station in Monongalia County, West Virginia, as described more fully in the Joint Stipulation and Agreement for Settlement in Case Nos. 05-0402-E-CN and 05-0750-E-PC (the “FO Joint Stipulation”), except to the extent the Borrower has provided written notice to the West Virginia Public Service Commission (the “Commission”) of a proposed change in the Project, and within 30 days the Commission has neither noticed a hearing concerning the proposed change, which hearing has not yet resulted in Commission disapproval of the proposed change, nor issued an order disapproving of the proposed change;

6.
no changes have been made in the Project which require and have not received the prior approval of (i) any other Governmental Authority having jurisdiction over the Project or (ii) any other parties from whom such approval is required;

7.
as of the date hereof, the Borrower has executed change orders (increasing/decreasing) the cost of the Project by $_______ in the aggregate, has notified the Consulting Engineer of such changes and, to the extend necessary, has received any and all necessary approvals from the Commission;

8.	all monies requisitioned by the Borrower under previously approved requisitions have been expended for the purpose for which they were requisitioned;
9.
the Borrower (i) has not received notice from or been informed by the Commission or by any other Governmental Authority or the Consulting Engineer of any alleged deficiencies in the work performed to date or (except as provided in paragraphs 5 and 6 above) any deviation of such work from the scope of the Project set forth in the Joint Stipulation or notice of any assertion of a claim that the Project has not been constructed in accordance with all applicable Requirements and (ii) has attached hereto Schedule II, a Consulting Engineer Certificate, as required under section [?] of the Indenture certifying the Project is currently in compliance with applicable Plans and Specifications;

10.	all of the information submitted to the Trustee in connection with this Requisition is true and accurate as of the date of submission;
11.	funding of this Requisition shall be in accordance with the terms and provisions of the Indenture and the Financing Order;
12.
all representations and warranties set forth in the Indenture, the Sale Agreement and the Servicing Agreement are true and correct as of the date hereof with the same effect as if made on this date; and

13.	the Borrower has complied with all covenants in the Indenture, the Sale Agreement and the Servicing Agreement.

Executed this ____ day of ____, _____.
MONONGAHELA POWER COMPANY

By: _____________________________________
Title:

SCHEDULE I

Payment Information

Item No.	Payee & Account Information	Amount	Purpose
1.	[Payee name] [Payee account name and number] [Attach payment and wiring instruction]	$
2.	[Payee name] [Payee account name and number] [Attach payment and wiring instruction]	$
3.	[Payee name] [Payee account name and number] [Attach payment and wiring instruction]	$

SCHEDULE II

Consulting Engineer’s Certificate

ATTACHMENT 6

PUBLIC SERVICE COMMISSION
OF WEST VIRGINIA
CHARLESTON

CASE NO. 05-0402-E-CN
MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

Application for Certificate of Public
Convenience and Necessity to Authorize
Construction of Emission Control Facilities
At the Ft. Martin Generating Station in
Monongalia County, West Virginia

CASE NO. 05-0750-E-PC
MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

Application for Financing Order,
Approval of Affiliated Agreements,
And Related Relief

JOINT STIPULATION AND
AGREEMENT FOR SETTLEMENT

Pursuant to West Virginia Code §24-1-9 and Rules 11 and 13.4 of the Commission’s Rules of Practice and Procedure, Monongahela Power Company (“Mon Power”) and The Potomac Edison Company (“PE,” and together with Mon Power, the “Applicants”), the Staff of the Public Service Commission of West Virginia (“Staff ’), the Consumer Advocate Division of the Public Service Commission of West Virginia (“CAD”), the West Virginia Energy Users Group (“WVEUG”), the West Virginia Building and Construction Trades Council, AFL-CIO (“Building Trades”), and American Bituminous Power Partners, L.P. (“AMBIT,” and together with the Applicants, the Staff, the CAD, the WVEUG, and the Building Trades, the “Parties”), hereby join in this Joint Stipulation and Agreement for Settlement (“Joint Stipulation”).1

I.  Introduction

1.  The purpose of the Joint Stipulation is to recommend to the Commission a fair and reasonable resolution of two related matters pending before the Commission: (i) the Applicants’ request that the Commission grant a certificate of public convenience and necessity (“Certificate”) authorizing the Applicants to construct and operate a flue gas desulfurization system (the “Wet Scrubbers”) and related facilities (collectively, the “Project”) at the Ft. Martin generating station in Monongalia County, West Virginia (“Ft. Martin”), as set forth in the Application for Certificate of Public Convenience and Necessity (“Certificate Application”) filed with the Commission on March 24, 2005 and docketed as Case No. 05-0402-E-CN (“Certificate Case”); and (ii) the Applicants’ request that the Commission issue a financing order (“Financing Order”) pursuant to the provisions of W. Va. Code§24-2-4e (“Section 4e”) to authorize the Applicants to finance the construction of the Project and related financing costs using the securitization financing mechanism (“Securitization”), as provided in the Application for Financing Order, Approval of Affiliated Agreements, and Related Relief (“Financing Order Application,” and together with the Certificate Application, the “Applications”) filed with the Commission on May 24, 2005 and docketed as Case No, 05-0750-E-PC (“Financing Order Case,” and together with the Certificate Case, the “Consolidated Cases”). Each

1  Longview Power, LLC (“Longview”) also petitioned for and was granted intervenor status. Longview has indicated that it does not wish to join in this Joint Stipulation.

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Application requests ancillary relief on a number of related issues that are explained in more detail in this Joint Stipulation.

2.  The Applications are parts of an integrated, multi-component effort by the Applicants and their parent, Allegheny Energy, Inc. (“Allegheny Energy”), to meet the challenges of complying with environmental regulations that govern emissions of sulfur dioxide (“SO2”) from electric generating facilities. For the reasons expressed in more detail in Section V1.N of this Joint Stipulation and in the Applications, the recommendations expressed in this Joint Stipulation assume and are dependent upon the Commission’s approval of a proposed restructuring of the ownership of certain Allegheny Energy generating assets, including Ft. Martin (as defined below, the “Ownership Restructuring”), between Mon Power and Allegheny Energy Supply Company, LLC (“Allegheny Supply”), a company wholly owned by Allegheny Energy that owns interests in a number of generating stations within and outside the State of West Virginia (“State”). Approval of the Ownership Restructuring would result in complete ownership of Ft. Martin by Mon Power and would ensure that all benefits associated with the construction and ownership of the Wet Scrubbers remain with the Applicants’ customers in the State. In a Revised Joint Stipulation and Agreement for Settlement submitted to the Commission (the “Ownership Restructuring Joint Stipulation”) in four pending cases (the “Pending Cases”),2 the Applicants and certain

2 The Pending Cases include (i) Case No. 00-0801-E-PC, Petition for Consent And Approval for the Potomac Edison Company to Transfer its West Virginia Generation Assets to an Affiliate; (ii) Case No. 00-1246-E-PC, Petition for Consent and Approval for Monongahela Power Company to Transfer its West Virginia Generation Assets to an Affiliate; (iii) Case No. 00-1616-E-PC, In the Matter of the Petition of the Potomac Edison Company for Consent and Approval of a Facilities Lease Agreement Between it and its Affiliate, Allegheny Energy Supply Company, LLC; and (iv) Case No. 03-0695-E-PC, Petition of Monongahela Power Company and the Potomac Edison Company for Consent and Approval of Exempt Wholesale Generator Status.

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other parties have recommended that the Commission approve the Ownership Restructuring and certain related relief described in the Ownership Restructuring Joint Stipulation. The recommendations to the Commission made in the Ownership Restructuring Joint Stipulation also assume and are dependent upon the Commission’s approval of the relief requested in this Joint Stipulation.

II.  Summary of Section 4e

3.  On April 9, 2005, the West Virginia Legislature enacted Committee Substitute for S.B. 455, which included Section 4e. Governor Manchin signed the enrolled bill on May 4, 2005. This legislation created a new section of Chapter 24 of the West Virginia Code, designated §24-2-4e (“Section 4e”). Section 4e authorizes the Securitization and addresses all aspects of a Securitization, including the application and approval process and the various findings the Commission must make in order to issue a Financing Order that authorizes the applicant to cause the issuance of environmental control bonds (“Environmental Control Bonds” or “Bonds”). A Financing Order issued under the authority of Section 4e and all approvals issued thereunder are irrevocable, and Section 4e further provides that the Commission may not reduce, impair, postpone or terminate the environmental control charges (described below) approved in a Financing
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Order or impair the environmental control property (described below) or the collection or recovery of environmental control revenues authorized in the Financing Order.

4. Section 4e authorizes the Commission to issue a Financing Order that allows certain electric utilities (designated as “Qualifying Utilities”)3 to impose and collect a non-bypassable environmental control charge (“Environmental Control Charge” or “ECC”) from their electric customers in the State and to make periodic adjustments to the Environmental Control Charge, Sections 4e(d) and (e). These legal rights, which will constitute an existing, present property right specified in the Financing Order, are defined in Section 4e as environmental control property (“Environmental Control Property”). Sections 4e(b)(10) and (k). The Environmental Control Property, which for purposes of this Joint Stipulation does not include the right to impose and collect a non- bypassable charge to pay Federal and state income taxes associated with the collection of the ECC,4 is then sold, in a “true sale” to an “assignee” – an affiliated, bankruptcy-remote special purpose entity (“SPE”) specially created by the Qualifying Utility for this purpose

3 Section 4e(b)(23) defines Qualifying Utility as a public utility engaged in the “delivery of electric energy to customers in this state” that has had a “below investment grade” credit rating on its unsecured debt obligations at any point during the period beginning two years before the effective date of Section 4e and ending on the filing date of its Financing Order application. Section 4e(c)(1) allows two or more affiliated Qualifying Utilities to file jointly for a Financing Order.

4 As explained in Section V.I below, the Parties agree and recommend that for purposes of the Securitization, the right to collect through the ECC mounts associated with the ECC Tax Liabilities (as defined below) will not be included in the Environmental Control Property or recovered through collection of the ECC. Instead, the ECC Tax Liabilities may be recovered by the Applicants in the manner specified in paragraph 62 below. In Sections V and VI of this Joint Stipulation, the term “Environmental Control Property” does not include the right to collect through the ECC amounts associated with the ECC Tax Liabilities.

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- in consideration for a lump-sum cash payment representing the proceeds of the Environmental Control Bonds issued by the SPE. Sections 4e(k) and (m). The Qualifying Utility is required to expend the proceeds from the issuance of Environmental Control Bonds on the environmental control costs (“Environmental Control Costs”) and the related financing costs (“Financing Costs”) that the Commission approves in the Financing Order. Section 4e(j)(1).

5. In a Commission-approved servicing agreement between the Qualifying Utility and its SPE, the Qualifying Utility is required to collect the ECC from its customers and to remit the environmental control revenues (“Environmental Control Revenues”)5 to the SPE and obtain periodic adjustments to the ECC to ensure that the principal of and interest on the Environmental Control Bonds, as well as various ongoing Financing Costs associated with the issuance of the Environmental Control Bonds, are timely paid. Through this structure, it is the Environmental Control Property – not the facilities financed with Environmental Control Bond proceeds or the Qualifying Utility’s credit – that is pledged to repay the Environmental Control Bonds.

6. Under Section 4e, Securitization is available for specific environmental control activities under a specific set of circumstances and conditions. Section 4e requires the Commission to determine, among other things, that the applicant is a Qualifying Utility and the Securitization is not only “just and reasonable” under the Circumstances, but will result in overall costs to customers that are “lower than would

5 Section 4e(b)(11) defines Environmental Control Revenues as all revenues, receipts, collections, payments, moneys, claims or other proceeds from Environmental Control Property.

6

result from the use of traditional utility financing mechanisms.” Sections 4e(d)(3)(A) and (D). Use of the Environmental Control Bond proceeds is also limited to environmental control activities (“Environmental Control Activities”) at generating facilities located in the State that are owned by one or more Qualifying Utilities (“Qualifying Generating Facilities”) and Financing Costs. Section 4e(b)(22).

7. Section 4e provides for system-wide public notice of the filing. Section 4e(d)(1). During a 270-day processing period,6 the Commission is required to consider the need for the Environmental Control Activities, the details and the reasonableness of the associated ECC, and the proposed Environmental Control Bond issuance, including the estimated Financing Costs. In the Financing Order issued by the end of this period, the Commission approves the facilities, creates the Environmental Control Property, and authorizes the imposition and collection of the Environmental Control Charge and the issuance of the Environmental Control Bonds.

8. To issue a Financing Order, the Commission must make certain findings that relate generally to the need for the Environmental Control Activities, the

6 Section 4e(c)(2)(B) provides that if a Qualifying Utility has a pending application for a certificate of public convenience and necessity to engage in environmental control activities on the effective date of Section 4e, the Commission shall join or consolidate the two applications. In this event, the statutory time period for both proceedings is 270 days from the date of filing of the Financing Order application. Because the Certificate Application was pending on the effective date of Section 4e, the 270-day period runs from the May 24, 2005 filing of the Financing Order Application, ending on February 18, 2006. As is explained at paragraph 23 below, by Commission Order dated November 18, 2005, the Commission extended the statutory decision due date until April 7, 2006, at the Applicants’ request and without objection by any Party.

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reasonableness of the cost of the Environmental Control Activities, and the reasonableness of the Securitization and the resulting Environmental Control Charge under the circumstances. Section 4e(d)(3). Section 4e also requires the Commission to approve a formula-based adjustment mechanism (“Adjustment Mechanism”) by which the Qualifying Utility, in a Commission-supervised process, is authorized to make periodic adjustments to the ECC to adjust for my over- or under-collections of the Environmental Control Charge. Section 4e(e).

III.  Procedural History

9. On March 24, 2005, the Applicants filed the Certificate Application, Form 4 (a form application for certificate of public convenience and necessity), and Form 14 (the proposed form of notice of filing). In addition to requesting the issuance of a Certificate, the Applicants advised of the prospective enactment of Section 4e and indicated that they proposed to finance the Wet Scrubbers at Ft. Martin using the Securitization mechanism under Section 4e. Accordingly, the Applicants requested, among other things, that the Commission waive the requirements of Tariff Rule 42 in favor of their presentation of evidence reflecting the proposed financing of the Wet Scrubbers through the Securitization mechanism.

10. On April 11, 2005 the Commission issued an order promulgating a “Notice of Filing and Motion to Consolidate Case Nos. 00-0801-E-PC, 00-1246-E-PC, 00-1616- E-PC & 03-0695-E-PC” in the Certificate Case, That order reviewed the relief requested in the Certificate Application and the Joint Motion for Consolidation and Related Relief filed in the Pending Cases on March 24, 2005 (“Joint Motion”). The order directed the

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Applicants to provide notice of the filing of the Certificate Application and the Joint Motion by publication of the order and directed that protests be made within 30 days. On May 13 and June 6, 2005, the Applicants filed affidavits evidencing the publication of this notice of filing in all counties in which they provide service.

11. On May 24, 2005, the Applicants filed the Financing Order Application and a proposed notice of filing. In addition to the request that the Commission issue a Financing Order authorizing the construction of the Wet Scrubbers and its financing using Securitization, the Applicants made a number of other requests for relief, including without limitation that the Commission (i) consolidate the Certificate and Financing Order Cases; (ii) require notice of publication of the filing of the Financing Order Application; and (iii) grant its prior consent and approval of certain affiliate agreements pursuant to W. Va. Code §24-2-12 (as identified in Section V.Q below, the “Affiliated Agreements”).

12. The CAD, the WVEUG, the Building Trades, Longview, and AMBIT filed motions or petitions to intervene in one or both of the Consolidated Cases: CAD (March 29, 2005 in the Certificate Case and May 25, 2005 in the Financing Order Case); WVEUG (April 26, 2005 in the Certificate Case and June 2, 2005 in the Financing Order Case); Longview (May 11, 2005 in the Certificate Case); the Building Trades (May 31, 2005 in both cases); and AMBIT (August 4, 2005 in both cases) (collectively, the “Petitions to Intervene”).

13. On June 23, 2005, the Commission entered an order in the Certificate Case, the Financing Order Case, and the Pending Cases (collectively, the “Interrelated Cases”)

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in which it (i) designated the case number assigned the Financing Order Case (Case No. 0750-E-PC) as the primary docket number for filings in the Interrelated Cases; (ii) granted those Petitions to Intervene that were pending at that time and indicated that the Parties granted intervention would be intervenors in the Interrelated Cases; (iii) required the Applicants to publish notice of the filing of the Financing Order Application; (iv) required the Parties to submit an agreed-upon procedural schedule within 10 days; and (v) required electronic filing, On August 24, 2005, the Commission entered an order granting AMBIT’s Petition to Intervene in the Interrelated Cases.

14. On June 24, 2005, the Applicants filed the forms of the Affiliate Agreements and certain other agreements that would be used to implement the Securitization (as described in Section V.Q below, the “Non-Affiliated Agreements”).

15. On July 1, 2005, the Applicants filed a proposed procedural schedule to which all Parties had agreed.

16. At various points during the proceeding, the Staff, the CAD, the WVEUG, the Building Trades, Longview, and AMBIT served data requests on the Applicants. In a Motion for Protective Order filed on July 19, 2005, as amended from time to time (as amended, the “Motion for Protective Order”), the Applicants indicated that certain of their responses to these data requests contained information that was confidential and proprietary to the Applicants (collectively, and as identified in the Motion for Protective Order, the “Confidential Data”) and should be protected from public disclosure pursuant to applicable law and Commission procedures. The Applicants provided the Confidential Data to the Staff, the WVEUG, the CAD, and AMBIT pursuant to protective agreements,
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copies of which were filed with the Commission. No Party responded or objected to the relief requested in the Motion for Protective Order.

17. By Commission Order dated July 26, 2005, the Commission adopted the procedural schedule set forth in the Applicants' letter of July I, 2005, setting the following dates for the processing of the Certificate and Financing Order Cases:

August 9, 2005	Applicants' Direct Testimony

October 18, 2005	Intervenors' Direct Testimony

November 1, 2005	Staff Direct Testimony and Report

November 22, 2005	Rebuttal and Cross-Rebuttal Testimony

November 29 - December 2, 2005	Evidentiary Hearing, Howard M. Cunningham Hearing Room, 201 Brooks Street, Charleston, West Virginia

December 22, 2005	Initial Briefs

January 13, 2006	Reply Briefs

This order also required the publication of notice of the evidentiary hearing not more than 20 but not less than 10 days from the first scheduled day of hearing.

18. On August 9, 2005, the Applicants filed the direct testimony of Mark A. Joensen, Harold R. Stang, Kathleen A. Payette, Mark A. Scaccia, Suzanne Lewis, Peter E. Toomey, Bruce Sedlock, and Kieran Brady.

19. On August 30, 2005 and September 15, 2005, the Applicants filed affidavits of publication evidencing the publication of the notice set forth in the Commission Order dated June 23, 2005.

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20. On October 18, 2005, the CAD and several Parties filed direct testimony, including (i) the direct testimony of Scott A. Rubin on behalf of the CAD; (ii) the direct testimony of Stephen J. Baron on behalf of the WVEUG; (iii) the direct testimony of Darwin L. Snyder and Mike Jin on behalf of the Building Trades; and (iv) the direct testimony of Christopher J. Colbert on behalf of Longview.

21. On October 27, 2005, the Staff filed a “Motion Requesting Extension to File Staff Direct Testimony and Report” in which it sought a brief extension of the filing deadline for its direct testimony and report. By Commission Order dated October 31, 2005, the Commission granted the motion and extended this deadline until November 4, 2005.

22. On November 4, 2005, the Staff filed the direct testimony of Michael Granowski and Edwin Oxley and the public version of the NCI Team Report. The Staff also filed a confidential version of the NCI Team Report (“Confidential Staff Report”) under seal.

23. On November 17, 2005, the Staff and the Applicants filed a “Joint Motion to Modify Procedural Schedule, Reschedule Evidentiary Hearing, and Extend Statutory Decision Due Date.” In this motion, the Staff and the Applicants requested that the Commission issue an order (i) modifying the procedural schedule established in the Commission Order dated July 26, 2005; (ii) continuing the evidentiary hearing date until January 17-20, 2006; and (iii) extending the statutory decision due date to April 7, 2006 from February 18, 2006, all to allow the Parties additional time to work toward a
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stipulated settlement. The Staff and the Companies advised that no Party had objected to the relief requested in the joint motion.

24. By Commission Order dated November 18, the Commission extended the statutory decision due date to April 7, 2006 and adopted the changes to the procedural schedule the Staff and the Applicants had proposed:

December 22, 2005	Rebuttal and Cross-Rebuttal Testimony

January 17-20, 2006	Evidentiary Hearing, Howard M. Cunningham Hearing Room, 201 Brooks Street, Charleston, West Virginia

February 10, 2006	Initial Briefs

February 24, 2006	Reply Briefs

The Commission also canceled the public comment hearing scheduled to occur on November 29, 2005 in favor of the receipt of public comment at the evidentiary hearing and required the Applicants to provide public notice of the cancellation and rescheduling of the evidentiary hearing.

25. On December 14 and December 19, 2005, the Applicants filed affidavits of publication evidencing the publication of the notice set forth in the Commission Order dated November 18, 2005.

26. On December 19, 2005, the Applicants and the Staff filed a Joint Motion to Modify Procedural Schedule, requesting that the Commission further extend the deadline for filing rebuttal and cross-rebuttal testimony to January 10, 2006 from December 22, 2005 to allow the Parties additional time to complete negotiations toward a stipulated settlement. By Commission Order dated December 20, 2005, the Commission granted
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the relief requested in the motion and extended the deadline for filing rebuttal and cross- rebuttal testimony to January 10, 2006 from December 22, 2005.

27. On January 11, 2006, the Applicants filed this Joint Stipulation and the Ownership Restructuring Joint Stipulation with the Commission.

28. During the course of the Consolidated Cases, approximately 140 interested persons and representatives of approximately 24 governmental entities, business and trade groups, and economic development organizations filed letters in support of the relief requested in the Consolidated Cases. As of the date of this Joint Stipulation, no protest letters had been filed.

IV. Discussions Leading to Joint Stipulation

29. As noted above, the Staff, CAD, WVEUG, AMBIT, Longview, and the Building Trades have undertaken extensive discovery, both of a formal and informal character, with respect to the relief requested in the Consolidated Cases.

30. Throughout the course of the Consolidated Cases, the Applicants, the Staff, the CAD, and the WVEUG have met on many occasions to discuss issues related to the Consolidated Cases and to attempt to negotiate a proposed settlement of those issues, especially as it relates to the precise terms and conditions of the Financing Order. Specifically, during conferences held in September, October, November, and December 2005 and January 2006, and in various correspondence, meetings and telephone discussions during that period, the Parties attempted to address, narrow or eliminate certain of the issues and concerns raised by the Parties with respect to the Consolidated Cases. Based on these negotiations, the Parties have reached the recommended

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settlement of the Consolidated Cases, the terms of which are described in Sections V and VI below.

31. Based on the extensive discovery and testimony by the Parties and the extensive negotiations and discussions among the Parties, the Parties jointly recommend that the Commission enter a Financing Order in the Consolidated Cases that (i) incorporates and approves the agreements and details set forth in Section V below and (ii) makes the specific findings set forth in Section VI below. The Parties advise that the specific language used in the Financing Order, together with the provisions of Section 4e, will constitute the basis for rating agency approval and market acceptance of the Environmental Control Bonds. The Parties, in consultation with their expert consultants and the Applicants’ financial advisors, have negotiated and refined the precise terms of Sections V and VI below with the requirements and expectations of the rating agency community and the market in mind. Consequently, the Parties stipulate, agree and recommend that the Commission enter a Financing Order approving this Joint Stipulation, and particularly Sections V and VI thereof, in its entirety, without additions, deletions, or modifications.

V. Stipulation and Agreements as to the Project, the Securitization, and Related Matters

32. The Parties stipulate, agree and recommend that the Commission make the findings and determinations set forth in this Section V in order to permit the Applicants to: (i) undertake the Environmental Control Activities at the Project; (ii) finance the Project using the Securitization financing mechanism; (iii) cause the issuance of
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Environmental Control Bonds pursuant to the Securitization financing mechanism in the maximum amounts authorized below; and (iv) recover an Environmental Control Charge from their electric customers in West Virginia, as detailed below.

A.  Qualifying Utility Status

33. The Parties agree that each of the Applicants is a Qualifying Utility within the meaning of Section 4e(c)(3)(A). Each Applicant is a “public utility” within the meaning of Chapter 24 of the Code and is engaged “in the delivery of electric energy to customers in this state,” Section 4e(b)(23)(A)(i). In addition, each Applicant had a credit rating on its unsecured debt obligations that was below “investment grade” during a portion of the period between the date that was two years prior to the effective date of Section 4e (i.e., April 9,2003) and May 24,2005, the date on which the Financing Order Application was filed, in satisfaction of Section 4e(b)(23)(A)(ii).

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B.  Environmental Control Activities

34. The Parties agree that the Environmental Control Activities in which the Applicants propose to engage are related to the construction of the Project. The Wet Scrubbers will use the limestone with forced oxidation (“LSFO”) flue gas desulfurization process, the attributes of which were set forth in Section IV of the Certificate Application and the Applicants’ direct testimony. The primary purpose of the Project is to reduce the emission of SO2 into the air, which is an “environmental emission” within the meaning of Section 4e(b)(12). Moreover, the Environmental Control Equipment (as defined in Section 4e(b)(9)) will be installed at Ft. Martin, which on the implementation of the Ownership Restructuring (and prior to the issuance of the Environmental Control Bonds) will be wholly owned by Mon Power and, thus, one hundred percent of Ft. Martin will be a Qualifying Generating Facility. Accordingly, the Project involves the construction of Environmental Control Equipment at a Qualifying Generating Facility, and therefore constitutes Environmental Control Activity within the meaning of Section 4e(b)(5).

C. Estimated Environmental Control Costs

35. Environmental Control Costs, as defined in Section 4e, may include, in addition to the estimated capital cost for the proposed Environmental Control Activity: (i) the capitalized cost relating to regulatory assets; (ii) capitalized cost associated with design and engineering work that is incurred or expected to be incurred in undertaking an Environmental Control Activity; (iii) the unrecovered value of property that is retired, together with any demolition or similar cost that exceeds the salvage value of the retired property; and (iv) preliminary expenses and investments associated with Environmental
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Control Activity that are incurred prior to the issuance of the Financing Order and are to be reimbursed from the proceeds of the Environmental Control Bonds.

36. The Parties agree that the maximum amount of Environmental Control Costs that will be financed under authority of the Financing Order is $338 million, and further agree that this amount is reasonable. The Parties further agree and recommend that to the extent the actual amount of Environmental Control Costs exceeds the $338 million maximum, the Applicants may seek recovery of the excess amounts in a subsequent base rate proceeding or a reopening of the Certificate Case as may be appropriate. All Parties are free to take whatever position they deem appropriate concerning the recovery of any excess amounts in any subsequent proceeding.

37. In order to preclude any future ratemaking recovery by the Applicants for facilities retired as part of or in connection with the performance of the Environmental Control Activities to the extent those activities are financed with the proceeds of the Environmental Control Bonds, the Parties agree and recommend as follows:

a. The Environmental Control Costs authorized to be recovered from the proceeds of the Environmental Control Bonds under this Section V.C will not include the cost of retiring existing facilities to the extent that the original cost of such facilities has been fully recovered through depreciation at the time of the retirement.

b. The Applicants agree that they will not seek rate base treatment or ratemaking treatment in any subsequent base rate proceeding for any cost of retirement that is financed with the proceeds of the Environmental Control Bonds.

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c. Accumulated depreciation on each retired plant account will be credited by the amounts recovered in the construction costs for retirement and cost of removal.

d. Account 182, Extraordinary Property Losses, associated with the retirements will be charged and written off to Account 425, Miscellaneous Amortization.

D. Estimated Construction Schedule

38. Appendix A to this Joint Stipulation is a reasonable estimate of the schedule for the construction of the Wet Scrubbers.

E. Estimated Financing Costs

39. The Parties agree that there are two general categories of Financing Costs that may be recovered from the proceeds of the Environmental Control Bonds or the collection of the Environmental Control Charge: Upfront Financing Costs and Ongoing Financing Costs.

40. a. Upfront Financing Costs include Financing Costs that are incurred prior to or in connection with the issuance of a series of Environmental Control Bonds and that can be financed with the proceeds of the Environmental Control Bonds. Upfront Financing Costs may include, among other items:

(i) fees and expenses, including legal expenses, associated with the legislative and regulatory efforts (A) to draft and secure legislative enactment of Section 4e, (B) to prepare and file the Applications, (C) to negotiate and secure the Commission’s approval of this Joint Stipulation and the Ownership Restructuring Joint Stipulation and the Commission’s issuance of a Financing Order, and (D) to secure all other regulatory
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approvals necessary to accomplish the Securitization and the Ownership Restructuring (collectively, “Regulatory Costs”);

(ii) fees and expenses associated with the structuring, marketing, and issuance of each series of Environmental Control Bonds, including counsel fees, structural advisory fees, underwriting fees and original issue discount, rating agency and trustee fees (including trustee’s counsel), accounting fees, printing and marketing expenses, SEC registration fees (if required), and miscellaneous issuance expenses (collectively, “Issuance Costs”);

(iii) fees and expenses associated with securing lender consents, modifications, and amendments necessary to implement the Ownership Restructuring, including legal fees and expenses directly related to securing such consents (collectively, “Lender Consent Costs”) ;

(iv) fees and expenses of the Financial Advisor to be retained by the Commission as described in Section V.F below (“Financial Advisor Costs”); and

(v) other costs and expenses (other than Ongoing Financing Costs as described below) that may fall within the definition of Financing Costs in Section 4e(b)(14) that are not explicitly defined in this sentence (“Other Costs”). The Parties agree that Regulatory Costs, Issuance Costs, Lender Consent Costs, Financial Advisor Costs, and Other Costs are general categories of costs that fall within the definition of Financing Costs in Section 4e(b)(14). These costs may appropriately be recovered from the proceeds of the Environmental Control Bonds subject to:

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1. the Financing Cost Caps, as and to the extent provided in paragraph 42 below;

2. the review of the Financial Advisor as provided in Sections V.F and G. below; and

3. the approval of the Commission, as and to the extent provided in Section V.G below,

b.  In the Financing Order Application, the Applicants estimated that the Upfront Financing Costs (exclusive of the Financial Advisor Costs), based on a two- series issuance of Environmental Control Bonds, would be approximately $43 million.

41. Ongoing Financing Costs are costs of servicing the Environmental Control Bonds over their life, and include two types of costs: Determinable Ongoing Financing Costs and Variable Ongoing Financing Costs. In the Financing Order Application, the Applicants estimated that the total of Determinable and Variable Ongoing Financing Costs, based on a two-series issuance of Environmental Control Bonds, would be approximately $1.7 million annually (exclusive of debt service, and exclusive of state and Federal income tax liabilities associated with the collection of the ECC, which the Parties agree will be recovered as described in paragraph 62 below).

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a. Determinable Ongoing Financing Costs include debt service,7 administration fees, the level of funding of an over-collateralization subaccount (if such an account is determined to be required), and the amount of the Servicing Fee for the initial Servicer (as those terms are defined below) of the Environmental Control Bonds. Determinable Ongoing Financing Costs are determinable, either by reference to an established dollar amount or a percentage or the approved terms of the issuance, on or before the issuance of each series of Environmental Control Bonds and will be subject to the review of the Financial Advisor and the approval of the Commission pursuant to Sections V.F and G below on or before the issuance of each series of the Environmental Control Bonds. In Appendix C to the Financing Order Application Applicants estimated Determinable Ongoing Financing Costs to be approximately $1,367,000 annually.

b. Variable Ongoing Financing Costs, include trustee, legal, accounting, and rating agency fees, and miscellaneous fees and expenses relating to servicing the Environmental Control Bonds, will vary during the term of the Environmental Control Bonds and are not determinable on or before the issuance of each series of Environmental Control Bonds. The Applicants’ estimates of the Variable Ongoing Financing Costs for the first year after the issuance of the Environmental Control Bonds will be subject to the review of the Financial Advisor and the approval of the Commission pursuant to Sections

7  Although repayment of the principal of and interest on the Environmental Control Bonds was generally not included in estimates of Ongoing Financing Costs in Appendix C of the Financing Order Application, these amounts are a component of the definition of Financing Costs in Section 4e(b)(14)(A).

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V.F and V.G below. In Appendix C to the Financing Order Application Applicants initially estimated Variable Ongoing Financing Costs to be approximately $3 12,000 annually.

c. The Parties agree that the Ongoing Financing Costs are a general category of costs that falls within the definition of Financing Costs in Section 4e(b)(14) and may appropriately be recovered from the collection of the ECC subject to:

i. the review of the Financial Advisor as provided in Sections V.F and V.G below; and

ii. the approval of the Commission of the Determinable Ongoing Financing Costs in the manner and to the extent provided in Section V.G below; and

iii. the approval of the Commission of the Applicants’ estimates of the Variable Ongoing Financing Costs for the first year after the issuance of the Environmental Control Bonds in the manner and to the extent provided in Section V.G below.

42. Financing of Upfront Financing Costs; Financing Cost Caps.

a. The Parties agree that it is appropriate to finance Issuance Costs and Regulatory Costs with the proceeds of Environmental Control Bonds. However, the Parties have disagreed on whether it is appropriate to allow full recovery of certain Upfront Financing Costs without a limitation or cap on recovery of such costs.

b. In compromise of this issue, the Parties recommend and agree that the Applicants’ recovery of Upfront Financing Costs (exclusive of Financial Advisor Costs) from the proceeds of the Environmental Control Bonds be subject to two separate caps:

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1. The Applicants’ recovery of Lender Consent Costs from the proceeds of the Environmental Control Bonds will be subject to a cap of $14.25 million (the “Indirect Cost Cap”). If the Lender Consent Costs exceed the Indirect Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate or Expanded Net Energy Charge (“ENEC”) proceeding. Lender Consent Costs in an amount up to the Indirect Cost Cap are deemed reasonable, will not be subject to the review of the Financial Advisor or the approval of the Commission pursuant to Sections V.F and G below, and may be recovered from the proceeds of the Environmental Control Bonds. The Applicants will file an itemized statement of Lender Consent Costs with the Commission pursuant to the requirements of Section V.G below.

2. The Applicants’ recovery of all Issuance Costs, Regulatory Costs (other than Financial Advisor Costs), and any other Upfront Financing Costs that do not explicitly fall within the definitions of Issuance Costs and Regulatory Costs (collectively, the “Direct Costs”) from the proceeds of the Environmental Control Bonds will be subject to a cap of $12.75 million (the “Direct Cost Cap”). If the Direct Costs exceed the Direct Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate or ENEC proceeding. All Direct Costs will be subject to the review of the Financial Advisor and the approval of the Commission in the manner and to the extent provided in Sections V.F and G below.

8 The “Indirect Cost Cap” and the “Direct Cost Cap” will be referred to collectively as the “Financing Cost Caps.”

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43. The Parties recommend and agree that the Financial Advisor Costs, although not subject to the Financing Cost Caps, are recoverable from the proceeds of the Environmental Control Bonds.

44. The Parties recommend and agree that the Applicants be permitted to recover Ongoing Financing Costs from the collection of the ECC as provided in Section 4e. Of the total Ongoing Financing Costs, only the Determinable Ongoing Financing Costs and the estimate of the first year of Variable Ongoing Financing Costs will be subject to the review of the Financial Advisor and the approval of the Commission in the manner and to the extent provided in Sections V.F and V.G below.

F. Financial Advisor

45. For the reasons set forth in this Section V.F, the Parties agree and recommend that the Commission should retain a financial advisor (“Financial Advisor”) in connection with the issuance of the Environmental Control Bonds.

46. Purpose and Role of Financial Advisor

a. The Financial Advisor will assist the Commission at the Commission’s sole discretion. The Parties agree that the Financial Advisor’s role will include, among other things, ensuring that the Applicants’ proposed structuring, marketing, and pricing of the Environmental Control Bonds (i) will result in Environmental Control Charges that are just and reasonable and are lower than would result from the use of traditional utility financing mechanisms (“Statutory Requirement”), and (ii) will result in the lowest Environmental Control Charges consistent with prevailing market conditions on or about the time of the pricing of the Environmental
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Control Bonds and consistent with the proposed structure of the Bonds approved pursuant to the terms of the Financing Order (the “Lowest Cost Objective”). The Financial Advisor will act at the direction of the Commission as set forth in this Section V.F and Section V.G to ensure that the Statutory Requirement is satisfied and the Lowest Cost Objective is met.

b. The Commission, acting through and with the assistance of the Financial Advisor, will participate in the pricing and structuring of each series of Environmental Control Bonds to help ensure that the benefits of the Securitization to the Applicants’ West Virginia customers are realized. The Financial Advisor will advise the Commission on all matters relating to the structuring, marketing, and pricing of the Environmental Control Bonds.

c. The Financial Advisor will have an active and integral role in, and will participate fully and in advance in plans and decisions relating to, the structuring, marketing, and pricing of the Environmental Control Bonds, including, but not limited to, the review and approval of opinion letters to be issued by underwriter’s counsel, issuer’s counsel, and other counsel in connection with each series of Environmental Control Bonds (collectively, the ‘‘Opinion Letters”),9 the determination of the SPE Capitalization Level (as defined below), the determination of the amount of the Servicing Fee for the initial Servicer, and the determination of the funding level of the over-collateralization

9 The Parties acknowledge that none of the Opinion Letters is expected to be addressed to the Commission or the Financial Advisor.

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subaccount (if any), it being understood that such determinations must ultimately fulfill the applicable rating agency, bankruptcy, and tax requirements for the Securitization. The Financial Advisor may be required to execute one or more protective agreements with the Applicants and the underwriter(s) pursuant to which the Financial Advisor will maintain the confidentiality of the confidential and proprietary materials and information that the Applicants or the underwriter(s) provide to the Financial Advisor during the course of the Financial Advisor’s efforts under this Section V.F and Section V.G. Such protective agreements will be subject to approval by the Commission.

47. Selection of the Financial Advisor. The Parties agree and recommend that the Commission will have the sole authority to select and retain the Financial Advisor and, if needed, terminate and replace the Financial Advisor.

48. Financial Advisor Costs. The Parties agree and recommend that the Financial Advisor Costs should be paid from the proceeds of the Environmental Control Bonds as an Upfront Financing Cost under Section 4e(b)(14)(F) as provided in Section V.E above.

49. Applicants’ General Obligation to Cooperate. The Applicants have an obligation to cooperate with the Commission and its Financial Advisor, and agree to do all things reasonably necessary, including the timely provision of information, to enable the Commission and the Financial Advisor to meet the obligations stated in this Section V.F and Section V.G. To this end, any documents required to be filed with the Commission must be simultaneously served upon the Financial Advisor.

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G. Pre-Issuance and Post-Issuance Filings and Approvals.

50. In order to provide for the orderly marketing and sale of the Environmental Control Bonds and to ensure that, for each series of Environmental Control Bonds, the Statutory Requirement is satisfied and the Lowest Cost Objective is met, the Parties agree and recommend that the Applicants, the Financial Advisor, and the Commission adhere to the following timeline and process for the review and approval of the terms of each series of Environmental Control Bonds as set forth in this Section V.G.

51. Filings within Thirty Days of Series Launch Date. At least thirty (30) days prior to the proposed date for the launch of the sale of a series of Environmental Control Bonds (the “Series Launch Date”), the Applicants will:

    a. File with the Commission and simultaneously serve upon the Financial Advisor an itemized statement of the Lender Consent Costs incurred or expected to be incurred in connection with the Ownership Restructuring by the Series Launch Date (“Lender Consent Cost Statement”).

    b. File with the Commission and simultaneously serve upon the Financial Advisor revised forms of the Affiliated and Non-Affiliated Agreements, subject to such additions, deletions, and modifications as may be necessary to reflect the pricing, structure, and similar terms of the issuance of Environmental Control Bonds and such other final terms as may reasonably be left to negotiation prior to the Series Launch Date, including such final terms as may be required by the rating agencies.

52. Filings within Five Days of Series Launch Date; Bond Structuring Information. At least five (5) business days prior to the Series Launch Date, the

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Applicants will file with the Commission and simultaneously serve upon the Financial Advisor a request to authorize the Applicants to proceed to launch the sale of the Environmental Control Bonds on the Series Launch Date specified in the filing, accompanied by: (a) a description of the proposed bond structure, including expected and final maturities, over-collateralization levels, and any other credit enhancements; (b) revised estimates of the Upfront Financing Costs proposed to be financed from the proceeds of the Bonds, the Determinable Ongoing Financing Costs relating to such series of Bonds, the first year of Variable Ongoing Financing Costs and the Lender Consent Costs); (c) substantially final forms of the Affiliated and Non-Affiliated Agreements and the Opinion Letters; (d) a statement of the SPE Capitalization Level and the amount of the Servicing Fee for the initial Servicer; (e) a sealed and confidential form of a certification proposed to be executed by the lead underwriter for the proposed series of Environmental Control Bonds to be submitted to, and solely for the review and benefit of, the Applicants, the Commission, and the Financial Advisor pursuant to paragraph 54 below, to the effect that the structuring, marketing, and pricing of the proposed series of Environmental Control Bonds meets the Lowest Cost Objective (the “Underwriter Certification”); and (f) the form of a certification to be executed by the Applicants and submitted to the Commission pursuant to paragraph 54 below to the effect that the structuring, marketing, and pricing of the proposed series of Environmental Control Bonds meets the Lowest Cost Objective, which certification may rely upon the Underwriter Certification (the “Applicant Certification”), it being understood that the Applicants and the underwriters will be afforded reasonable flexibility to adjust the bond
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structure as appropriate to accommodate actual market demand for the Environmental Control Bonds (collectively, the “Bond Structuring Information”).

53. Commission Review of Bond Structuring Information; Authorization to Proceed to Pricing. The Commission, with the advice of the Financial Advisor, will review the Bond Structuring Information submitted pursuant to paragraph 52 of this Section V.G.

    a. If the Commission determines based on this review that the Applicants should not be permitted to proceed with the launch of the sale of the Environmental Control Bonds, then by 5:00 p.m. on the business day that is two business days prior to the Series Launch Date specified in the filing accompanying the Bond Structuring Information (the “Bond Structuring Disapproval Deadline”), the Commission will file with the office of the Executive Secretary a letter to the Applicants in which the Commission disapproves the launch of the proposed series of Environmental Control Bonds and sets forth the reasons for such disapproval (the “Structuring Disapproval Letter”), in which case the Applicants will be permitted to revise the Series Launch Date, if necessary, and/or to file amended Bond Structuring Information in accordance with paragraph 52 of this Section V.G.

    b. If the Commission does not file a Structuring Disapproval Letter with the office of the Executive Secretary by the Bond Structuring Disapproval Deadline, the Commission, without the need for further action and pursuant to the Commission’s authority under the Financing Order, will affirmatively and conclusively be deemed to have (i) authorized the Applicants to proceed to launch the sale of the proposed series of
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Environmental Control Bonds on the terms set forth in the Bond Structuring Information, including the use of the proposed forms of the Applicant Certification and the Underwriter Certification; (ii) confirmed that the forms of the Affiliated Agreements and Non-Affiliated Agreements provided to the Commission on June 24, 2005 have not been modified in a manner that would preclude their use in connection with the Securitization or dictate that they should not be approved as affiliated agreements pursuant to W. Va. Code§24-2-12(f); and (iii) approved the Applicants’ recovery of the Upfront Financing Costs proposed to be financed from the proceeds of the Environmental Control Bonds.

54. Filings Within Twenty-Four Hours of Pricing, Filing of Pricing Advice Letter, Form of Issuance Advice Letter, Applicant Certification, and Underwriter Certification. Not later than twenty four (24) hours after the proposed series of Environmental Control Bonds is priced, the Applicants will file with the Commission and simultaneously serve upon the Financial Advisor (a) a completed pricing advice letter substantially in the form attached as Appendix B hereto, including a detailed statement of any material differences between the terms of the Bond issuance as specified in the letter and the proposed terms set forth in the Bond Structuring Information (“Pricing Advice Letter”); (b) the proposed form of an issuance advice letter in which the terms of the Environmental Control Bonds as set forth in the Pricing Advice Letter will be confirmed and the initial ECC to be automatically placed into effect from and after the date of delivery of the Environmental Control Bonds will be specified for each customer class (“Issuance Advice Letter”); (c) the Applicant Certification; and (d) a sealed and confidential original of the Underwriter Certification

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55. Commission Review of Pricing Advice Letter, Form of’ Issuance Advice Letter, Applicant Certification, and Underwriter Certification; Irrevocable Authorization to Issue Bonds. The Commission, with the advice of the Financial Advisor, will review the Pricing Advice Letter, the form of the Issuance Advice Letter, the Applicant Certification, and the Underwriter Certification.

a. If the Commission determines based on this review that the Applicants should not be permitted to cause the issuance of the Environmental Control Bonds upon the terms set forth in the Pricing Advice Letter, then by 5:00 p.m. on the same business day on which the Pricing Advice Letter is filed with the Commission and simultaneously served upon the Financial Advisor in accordance with paragraph 54 of this Section V.G or, if the Pricing Advice Letter is filed with the Commission after 10:00 a.m. on that day, by 10:00 a.m. on the following business day (in either case, the “Issuance Disapproval Deadline”), the Commission will file with the office of the Executive Secretary a letter to the Applicants in which the Commission disapproves the issuance of the Environmental Control Bonds and sets forth the reasons for such disapproval (the “Issuance Disapproval Letter”), in which case the Applicants may file an amended Pricing Advice Letter, form of Issuance Advice Letter, Applicant Certification, and/or Underwriter Certification (as applicable) in accordance with paragraph 54 of this Section V.G, without the need to re-price the Environmental Control Bonds. In this event, the Commission will reconsider the amended Pricing Advice Letter, form of the Issuance Advice Letter, Applicant Certification, and underwriter Certification in accordance with, and upon the timeline set forth in, this paragraph.

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b. If the Commission does not file an Issuance Disapproval Letter with the office of the Executive Secretary by the Issuance Disapproval Deadline, the Commission, without the need for further action and pursuant to the Commission’s authority under the Financing Order, will affirmatively and conclusively be deemed to have approved the issuance of the Environmental Control Bonds upon the terms set forth in the Pricing Advice Letter and the form of the Issuance Advice Letter, which approvals shall be final and irrevocable.

56. Filings Within Five Days After Bond Sale. Within five business days from the sale of the Environmental Control Bonds, the Applicants will file the Issuance Advice Letter with the Commission. On the filing of the Issuance Advice Letter with the Commission, the initial ECC for each customer class as specified therein will automatically be in effect from and after the date of delivery of the Bonds.

57. The Parties agree and recommend that the approval of the issuance of the Environmental Control Bonds pursuant to this paragraph is a component of the integrated Securitization review and approval structure, the entirety of which is proposed in this Section V.G and will be authorized and approved in the Financing Order. No approval of the Commission pursuant to this Section V.G to authorize the Applicants to proceed to launch the sale of the Environmental Control Bonds or to cause the issuance of the Environmental Control Bonds pursuant to this paragraph shall be considered or construed as a “final order” of the Commission, or an amendment or supplement to the Financing Order, to which an independent statutory appeal right would attach under W. Va. Code $24-5- 1, All Parties agree to accept and be bound by any Commission authorization and
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approval of these activities pursuant to this paragraph as and to the same extent as such authorization or approval was included verbatim in the Financing Order.

58. The Parties agree that the Underwriting Certification may contain information that is highly sensitive and confidential to the underwriters, and that the inability to protect the Underwriting Certification from public disclosure may limit the number and quality of underwriters willing to underwrite the issuance of the Environmental Control Bonds. The Parties therefore agree and recommend that the Commission grant permanent confidential treatment to the Underwriter Certification to the maximum extent provided by law and in accordance with the Commission’s applicable procedures upon its filing with the Commission as provided in paragraphs 52 and 54 of this Section V.G.

H. Estimated Bond Issuance Dates and Maturities

59. In the Financing Order Application, the Applicants indicated that the Environmental Control Bonds may be issued in a single series or in two series, in the latter case with the first issuance in the fourth quarter of 2006 and the second issuance in the second quarter of 2008. The Parties agree that these issuance dates are preliminary estimates only and the actual date or dates could differ. While a two-series issuance may be more cost-effective in view of the Applicants’ phased capital needs, the issuance of Environmental Control Bonds in only one series may be more cost-effective at the time of issuance, given the additional Issuance Costs associated with multiple issuances and the possibility of more favorable pricing associated with a larger issuance.

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60. The Parties agree that, whether issued in one series or two, the Environmental Control Bonds will be issued not earlier than the commencement of construction on the Wet Scrubbers or later than the in-service date of the Wet Scrubbers. For purposes of this paragraph, “commencement of construction” means a date by which the Applicants have incurred or contractually committed themselves to incur at least $10 million in Project-related expenditures.

61. Subject to the review of the Financial Advisor and the approval of the Commission in the manner and to the extent provided in Sections V.F and G above, and subject to the Statutory Requirement and the Lowest Cost Objective, the Applicants will be afforded flexibility in determining the final terms of the Environmental Control Bonds, including payment and maturity dates, amortization schedules, interest rates (or the method of determining interest rates), the terms of any interest rate swap agreement or similar agreement, the creation and funding, if any, of capital, reserve and over-collateralization subaccounts, and the levels of administration and servicing costs, underwriting costs, and other Financing Costs.

I. Determination of Environmental Control Charge

62. The ECC is the amount needed to recover the Environmental Control Costs and Financing Costs, as previously described in Sections V,C and V.E above. The Parties agree and recommend that the Applicants should not be permitted to include in the calculation of the ECC any amount to pay any Federal and state income tax liabilities associated with the collection of the ECC by their respective SPEs, including any Accelerated Tax Liability as defined below (collectively, the “ECC Tax Liabilities”). The
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Parties agree and recommend that the Applicants may seek recovery of any ECC Tax Liabilities in future base rate cases and that such ECC Tax Liabilities, if any, will be considered for recovery as a component of the Applicants’ overall tax expense, even though the ECC Tax Liabilities (i) are separately calculated as the net increase in the Applicants’ current income tax liability associated with the collection of the ECC revenues; and (ii) are not a component of the calculation of the Applicants’ revenue requirements in a base rate case.

63. Appendix C to this Joint Stipulation is a reasonable estimate of the expected impact of the estimated ECC for each of the Applicants’ customer classes based upon demand levels. The estimates shown in Appendix C are based on a number of assumptions, including (i) estimated Environmental Control Costs of $338 million and estimated aggregate recoverable Upfront Financing Costs of $27 million; (ii) the Project construction schedule; (iii) a two-series issuance of Environmental Control Bonds in the respective principal amounts indicated in Appendix C; and (iv) the recovery of Ongoing Financing Costs (exclusive of ECC Tax Liabilities as described in the immediately preceding paragraph) associated with each issuance in the amounts estimated in Section V.C above. The Parties agree that the final characteristics of the Environmental Control Bonds (and, as described below, the Certificates), including but not limited to the timing, principal amount, interest rate, and term of each issuance, as well as the allocation of costs to customer classes based on forecasted demand relative to other classes, may differ from the estimates set forth in or incorporated into Appendix C.

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J. Financing Cost Allocation Methodology

64. Appendix D to this Joint Stipulation shows the methodology the Parties have agreed will be used to allocate Financing Costs among customer classes. The Parties agree and recommend that the allocation methodology shown in Appendix D is solely for the purpose of allocating Financing Costs among customer classes for the Securitization authorized by the Financing Order. The Parties further agree that the recommendation and use of the allocation methodology set forth in Appendix D will have no precedential effect for future proceedings, and each Party is free to take whatever position it deems appropriate concerning the allocation among customer classes in any subsequent base rate, ENEC, certificate, or securitization proceeding.

K. Adjustment Mechanism

65. Section 4e defines the Adjustment Mechanism as a formula-based mechanism for making any adjustments to the ECC that are necessary to adjust for any over-collection or under-collection of the ECC in prior periods or otherwise to ensure the timely and complete payment and recovery of Environmental Control Costs and Financing Costs. The Parties agree and recommend that the Adjustment Mechanism shown in Appendix E to this Joint Stipulation is reasonable and should be used to periodically adjust the ECC.

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66. A periodic true-up is necessary to ensure that ECC collections are sufficient to meet the payment requirements to the SPE over the life of each series of Environmental Control Bonds (the “Periodic Bond Payment Requirement”).10

67. The Parties agree and recommend that the Applicants be authorized to implement two kinds of true-ups; “routine” and “non-routine.”

a. A routine true-up is an automatic adjustment to the ECC that will occur annually consistent with Section 4e(e). A Routine True-Up is intended to ensure that the collection of the ECC over the next collection period is adjusted for over- and under-collections in prior periods, changes in forecasted consumption and collection patterns, and changes in the Periodic Bond Payment Requirement. To effect a Routine True-Up, each Applicant, as service for its respective SPE. (“Service”) under an Environmental Control Property Servicing Agreement between the Applicant and the SPE (as identified in Section V.Q below, the “Servicing Agreement”), will file with the Commission a “routine” true-up advice letter (“Routine True-Up Letter”) substantially in

10 The Periodic Bond Payment Requirement for each series of Environmental Control Bonds is composed of the following components for each ECC collection period: (i) the payments of the principal of and interest on the Environmental Control Bonds issued by the Qualifying Utility’s wholly-owned SPE, in accordance with the expected amortization schedule, including deficiencies on past-due principal and interest for any reason; (ii) Financing Costs payable during the collection period, including without limitation, the operating costs of the SPE, the cost of servicing the Environmental Control Bonds, trustee fees, rating agency fees, legal and accounting fees, and other related fees and expenses (including the costs of maintaining the Grantor Trust described below); (iii)the cost of funding and/or replenishing the over- collateralization subaccount, if any, and capital subaccount and any other credit enhancements established in connection with the Environmental Control Bonds issued by that SPE; and (iv) the required dividend distributions payable by the SPE as a return on the capital contribution to the SPE.

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the form attached as Appendix F to this Joint Stipulation. Each Routine True-Up Letter will include a statement of the Variable Ongoing Financing Costs payable during the preceding collection period. A Routine True-Up will be automatically effective sixty days following the letter filing date, or on such earlier date as may be specified in a Commission Order. In addition to the required annual filings, each Applicant may file a Routine True-Up Letter no more frequently than quarterly, and beginning in the last year each series of Environmental Control Bonds is expected to be outstanding, as frequently as monthly if needed or as required in the Servicing Agreement.

b. A “non-routine true-up” is caused by an event that requires modification to the Adjustment Mechanism. For this purpose, one example of such an event would be the loss of a major industrial or commercial customer that represents a substantial portion of the Applicants’ normal electric load. Whenever an Applicant determines that a Non-Routine True-Up is required to more accurately project and generate adequate collections of the ECC, the Applicant may file a non-routine true-up advice letter (“Non-Routine True-Up Letter,” and together with a Routine True-Up Letter, the “True-Up Letters”). Non-Routine True-Up Letters do not result in an automatic adjustment to the ECC. Instead, in a Non-Routine True-Up Letter, the Applicant will recommend modifications to one or more components of the Adjustment Mechanism for Commission approval. If the Commission approves the modification, a Routine True-Up may be approved concurrently with any approved modification to the Adjustment Mechanism requested in the Non-Routine True-Up Letter. The Commission shall have ninety days in which to process a Non-Routine True-Up Letter.

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c. The Commission’s processing of True-Up Letters will occur on the schedule set forth in Section 4e(e) (except that, as mentioned above, there is no automatic adjustment in the case of Non-Routine True-Up Letters). During a sixty-day period (in the case of a Routine True-Up Letter) or ninety-day period (in the case of a Non-Routine True-Up Letter) commencing with the Applicants’ filing of the True-Up Letter, the Applicant will give public notice through the publication of a Class I legal advertisement in Kanawha County (if the adjustment would result in an increase in the amount of the ECC) and interested parties will have thirty days in which to offer comment, which, in the case of a Routine True-Up, shall be limited to the mathematical accuracy of the calculations and the amount of the adjustment, and if the Commission believes a hearing is necessary, a hearing will be held within forty days of the date the True-Up Letter was filed. The Applicants agree that in light of these short processing timelines (60 days for Routine True-Up Letters and 90 days for Non-Routine True-Up Letters), the Applicants will respond to all data requests within five (5) days.

L. Transaction Structure

68. The Parties agree and recommend that the Securitization be implemented through a series of steps intended to support the characterization of the transaction as a “true sale” for Federal bankruptcy purposes, to insulate the transaction from foreign state tax liabilities, and to the greatest extent possible, to ensure that the Environmental Control Bonds are treated as “debt” for Federal tax purposes and that the sale of the Environmental Control Property does not create any current Federal tax liability.

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69. Each Applicant will form a wholly owned Delaware limited liability company that is authorized to do business solely in the State of Nevada (the “First Tier Subsidiary”). Each First Tier Subsidiary will then form a bankruptcy-remote, Delaware limited liability company to serve as the SPE in the transaction, with the First Tier Subsidiary holding the entire membership interest in the SPE and thus making the SPE a disregarded entity for Federal and state income tax purposes. The purpose of each SPE will be essentially limited to acquiring the Environmental Control Property from the First Tier Subsidiary, an acquisition funded by the proceeds generated by the SPE’s issuance of the Environmental Control Bonds. The assets of each SPE will primarily consist of the Environmental Control Property and a collection account (“Collection Account”) established to hold revenues from the collection of the ECC, the First Tier Subsidiary’s equity contribution to the SPE, and amounts required to be collected in excess of debt service for additional credit enhancement as well as any earnings thereon. Interest accrued on revenues from the collection of the ECC prior to the transfer of those revenues to the SPEs will be treated in the same manner as any other working capital and interest earnings of the Applicants in a base rate proceeding.

70. The Parties agree and recommend that pursuant to an Environmental Control Property Transfer Agreement (as described in Section V.Q below, the “Transfer Agreement”) between each Applicant and its First Tier Subsidiary, each Applicant, on the date of issuance of the Environmental Control Bonds, will transfer, without recourse, its Environmental Control Property to the First Tier Subsidiary. Each Applicant will also transfer to the First Tier Subsidiary, per rating agency and IRS requirements, an amount
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required to adequately capitalize the SPE to be formed by the First Tier Subsidiary, an amount presently estimated to be between 0.50% and 1.50% of the aggregate principal amount of the Environmental Control Bonds to be issued by its SPE from time to time (in each case, the “SPE Capitalization Level”). The actual SPE Capitalization Level will depend on tax and rating agency requirements, and is subject to review by the Financial Advisor and approval by the Commission in the manner and to the extent provided in Sections V.F and G above. Each First Tier Subsidiary will earn a rate of return on capital contributed to its SPE equal to the then-current rate of return on common equity authorized for the Applicants, and the SPE will pay up these earnings as dividends to the First Tier Subsidiary. In turn, the First Tier Subsidiary will pay these amounts to the Applicant as dividends on the Applicant’s equity in the First Tier Subsidiary. The capital contributions described in this paragraph will not enter the Applicants’ capital structure or rate base for ratemaking purposes. Interest accrued on amounts in the Capitalization account will be used to offset expenses of the SPE.

71. The Parties agree and recommend that on the date of issuance of the Environmental Control Bonds, the First Tier Subsidiary will sell the Environmental Control Property via an absolute transfer or “true sale” to its SPE. Each SPE will pay for its acquisition of the Environmental Control Property with the proceeds of its issuance of the Environmental Control Bonds, net of underwriter’s discount and other costs of issuance to be paid by the SPE (“Net Proceeds”). The First Tier Subsidiary will provide the Net Proceeds to the Applicant as a dividend on the Applicant’s investment in the First
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Tier Subsidiary.11 The Net Proceeds will then be applied to pay the costs of the Project and related Environmental Control Costs. The Net Proceeds will be invested and the interest earnings thereon, to the extent not needed to pay costs of the Project and related Environmental Control Costs, will be applied as a reduction or credit to customer rates other than through the ECC. On the completion of construction of the Project, the Applicants will file with the Commission and serve upon all Parties a report detailing the total Project costs and the aggregate amount of Net Proceeds and accrued interest thereon not needed to pay Project costs, if any.

72. To effect a combined issuance of Environmental Control Bonds in the capital markets (that is, the Environmental Control Bonds to be issued by each SPE), the Parties agree and recommend that each SPE sell its Environmental Control Bonds to a single bankruptcy-remote grantor trust jointly established by the Applicants under Delaware law (“Grantor Trust”). The Grantor Trust will then issue certificates backed by the Environmental Control Bonds (“Certificates”). The terms of the Certificates will mirror those of the Environmental Control Bonds. Each class of Certificates will represent fractional undivided beneficial interests in the corresponding classes of the Environmental Control Bonds of each SPE. Each class of Certificates will have the same

11 In the Financing Order Application, the Applicants advised that each First Tier Subsidiary would transfer the Net Proceeds to the Applicant pursuant to an Environmental Control Property Loan Agreement, the form of which was provided to the Commission on June 24, 2005 (“Loan Agreement”). The Parties have now determined that this structure is not necessary to accomplish the Securitization, and therefore the Loan Agreement is not identified as an Affiliated Agreement for which Commission approval is requested. See Section V.Q below.

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interest rate and final maturity date as each of the related classes of Environmental Control Bonds.

73. The obligations of each SPE will be separate and distinct from those of the other SPE. There will be no cross-collateralization between the SPEs, meaning that any collection shortfalls of one SPE may not be offset by over-collections by the other SPE. There also will be no cross-default provisions, so that an event of default in the Environmental Control Bonds of one SPE will not result in an event of default in the Environmental Control Bonds of the other.

M. Attributes of and Security for the Environmental Control Bonds

74. The Parties agree and recommend that the assets of the SPE, consisting primarily of the Environmental Control Property and the Collection Account, be pledged as collateral to secure payment of the Environmental Control Bonds issued by it, as authorized in Section 4e(k)(3). The interests of the SPE and any other assignee, bondholder or “financing party” (as defined in Section 4e(b)(16)) will not be subject to setoff, counterclaim, surcharge or defense in any bankruptcy or reorganization proceeding involving the Applicant or any affiliate of the Applicant, all as provided in Section 4e(k)(5).

75. Holders of the Environmental Control Bonds will be protected by the statutory lien on the Environmental Control Property provided in Section 4e(l). This statutorily-perfected security interest in the Environmental Control Property will have priority over any other lien that may subsequently attach to the Environmental Control
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Property and is not affected by the commingling of Environmental Control Revenues with other amounts of the Applicant, all as is provided in Section 4e(l).

76. The Parties agree and recommend that payment of principal of and interest on the Environmental Control Bonds be made quarterly or semiannually to the holders of the Certificates. The legal final maturity date for each class of Environmental Control Bonds will be established at a date that is expected to be one to two years following its respective scheduled maturity date.

N. The Applicants as “Servicers” of the Environmental Control Bonds

77. The Parties agree and recommend that each of the Applicants will enter into a Servicing Agreement with its SPE.

a. Under the Servicing Agreement, the Applicant will be responsible for metering, calculating, billing, collecting, and remitting the ECC arising from the Environmental Control Property owned by the SPE. The Servicing Agreements will provide that each Applicant may provide some or all of these services directly or through another provider. As Servicer, each Applicant will bear the responsibility of making daily remittances of the ECC revenues to the SPE. Each Servicing Agreement will set forth circumstances under which the Applicants may ultimately be permitted to make remittances less frequently than daily. Additionally, each Applicant will be responsible for filing True-Up Letters. As compensation for its duties as Servicer, each Applicant will receive a servicing fee not to exceed 0.05% per annum of the initial principal balance of the Environmental Control Bonds issued by its SPE (the “Servicing Fee”), which
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amount will be subject to review by the Financial Advisor and approval by the Commission as provided in Sections V.F and G above.

    b. In the event of a default by an Applicant as Servicer or any successor Servicer in payment of the ECC to an SPE, the commission will, upon application by (1) the holders of Environmental Control Bonds or Certificates or the Bond Trustees or the Certificate Trustee, (2) such SPE or its assignees, or (3) pledgees or transferees of the Environmental Control Property, order the sequestration and payment to or for the benefit of such SPE or such other party of revenues arising with respect to the Environmental Control Property. This will provide additional certainty that the ECC will benefit the owner of the Environmental Control Property and should serve to enhance the credit quality of the Environmental Control Bonds.

    c. In the event of a default by a Servicer in remittance of the ECC, the Commission will, in accordance with Section 4e and upon application by (i) the holders of the Environmental Control Bonds or the Certificates, or the Bond Trustees or Certificate Trustee as beneficiary of any statutory lien provided by Section 4e, (ii) an SPE or its assignees, or (iii) pledgees or transferees of the Environmental Control Property, order the sequestration and payment to or for the benefit of the SPE or suck other party of the revenues arising with respect to the Environmental Control Property.

78. The Parties agree and recommend that the Applicants not be permitted voluntarily to resign from their respective duties as Servicer if the resignation will harm the credit rating on the Environmental Control Bonds issued by their respective SPES. If either Applicant defaults on its duties as Servicer or is required for any reason to
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discontinue those functions, then a successor servicer acceptable to the trustee and the rating agencies will be named to replace the Applicant. In this event, the Servicing Fee will not exceed 1.25% per annum on the initial principal balance of the Environmental Control Bonds.

O. Attributes of ECC

79. The Parties agree and recommend that the ECC will be an ongoing, non- bypassable charge calculated on the basis of average demand and allocated ratably among all electric customers of each Applicant in the State in the manner specified in Appendix D to this Joint Stipulation. At the time of the initial issuance of each series of Environmental Control Bonds and again on each application of the Adjustment Mechanism, the ECC will be set for each SPE to allow each SPE to recover its Periodic Bond Payment Requirement for the ensuing collection period. The ECC will remain in effect until the SPE has received collections in amounts sufficient to discharge its obligations,

80. The ECC will be “non-bypassable” -that is, its payment by the Applicants’ customers within a Utility Service Area may not be avoided except as provided herein. For purposes of this Joint Stipulation and as to each Applicant, Utility Service Area shall have the same meaning ascribed to it in Section 4e(b)(27): (i) the geographic area of the State in which a Qualifying Utility provides electric delivery service to customers at the time of issuance of the Financing Order; and (ii) for as long as Environmental Control Bonds issued pursuant to a Financing Order are outstanding, any additions to or enlargements of such geographic area, whether or not approved by the Commission in a
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formal proceeding, For so long as Environmental Control Bonds are outstanding and the related Environmental Control Costs and Financing Costs have not been paid in full, the ECC will be non-bypassable and, for each Applicant, will apply to (i) all customers of the Applicant located within the Applicant’s Utility Service Area, whether or not they may become entitled by law to purchase electric generation services from a provider other than the Applicant; and (ii) any person or legal entity located within the Utility Service Area, as described in Section V1.H below, that may subsequently receive electric delivery service from another public utility operating in the same service area, The Parties agree that in the case of a customer of one of the Applicants that self-generates electric energy and maintains a connection to the Applicant’s delivery system, the non-bypassability provisions do not apply for that portion of the customer’s electric energy usage that is self-generated.

81. The Parties agree and recommend that the ECC be a separate component of, and line item on, an electric customer’s bill. Partial payments of charges by customers will be allocated pro-rata among the ECC and the other components of the Applicant’s charges on the bill. To improve the credit quality of the Environmental Control Bonds in light of the estimated fifteen-year maturities of the Environmental Control Bonds, each Applicant will “cross-collateralize” the collection of the ECC among that Applicant’s customer classes, such that any delinquencies or under-collections in one customer class will be taken into account in the application of the Adjustment Mechanism to adjust the ECC for all customers, not just the class of customers from which the delinquency or

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under-collection arose. No cross-collateralization, however, will occur between the Applicants.

P. Failure to Treat Transfer as “Debt” for Federal Income Tax Purposes

82. The Parties have assumed that the transfer of the Environmental Control. Property conveyed pursuant to the Transfer and Sale Agreements will not give rise to immediate Federal taxation of the proceeds of the sale and that the Environmental Control Bonds will be treated as “debt” for Federal income tax purposes (and, to the extent the State follows a Federal tax determination on this issue, for State income tax purposes). The Parties agree and recommend that the Applicants take steps to increase the likelihood of this intended tax treatment, including (i) setting the SPE Capitalization Level at an amount up to 1.50% of the initial principal amount of each series of Environmental Control Bonds, if necessary, subject to the review of the Financial Advisor and the approval of the Commission in the manner and to the extent provided in Sections V.F and G above; (ii) funding an over-collateralization subaccount, if necessary, through excess collections of the ECC as described in Appendix G to the Financing Order Application; and (iii) obtaining a favorable opinion of tax counsel on the intended tax treatment.

83. The IRS has issued a Revenue Procedure (Rev. Proc. 2005-62; effective date September 12, 2005) intended to provide a “safe-harbor” for utilities issuing bonds secured by a financing order issued by a state agency with power to enforce the order. In the event it is determined that the Securitization was not a tax-free transaction and that the Federal and State tax liability associated with the entire ECC revenue stream should

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be accelerated to the date of issuance of the Environmental Control Bonds, the Applicants would have a significant tax liability sooner than planned (the “Accelerated Tax Liability”). Should this situation occur, the Parties agree and recommend that the ECC Tax Liabilities, including the Accelerated Tax Liability, may be recovered in the manner specified in paragraph 62 above.

Q. Affiliated Agreements and Non-Affiliated Agreements

84. There are three principal affiliated agreements between each Applicant and either its First Tier Subsidiary or its SPE: (i) the Transfer Agreement; (ii) the Servicing Agreement; and (iii) the Underwriting Agreement among the Applicants, the First Tier Subsidiaries, the SPEs, and the underwriters (collectively, the “Affiliated Agreements”). In addition, the transaction structure requires several agreements to which the Applicants are not parties: (x) an Environmental Control Property Sale Agreement between each First Tier Subsidiary and its SPE that governs the sale of Environmental Control Property from the Applicant to the SPE (the “Sale Agreement”); (y) separate Administration Agreements between Allegheny Energy Service Corporation (“AE Service Corp.”), an affiliate of the Applicants, and (A) each of the First Tier Subsidiaries and (B) each of the SPEs, each of which specifies the terms and conditions under which AE Service Corp. will perform certain administrative services for those entities (the “Administration Agreements”); and (z) a Cross-Indemnity Agreement between the two SPEs (the “Cross-Indemnity Agreement,” and together with the Sale Agreements and the Administration Agreements, the “Non-Affiliated Agreements”). The Applicants filed the proposed forms
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of the Affiliated Agreements and the Non-Affiliated Agreements with the Commission on June 24, 2005.

85. The Parties agree that the forms of the Affiliated Agreements provided to the Parties to date appear (i) not to have an adverse effect on the service that each Applicant provides to its respective customers or on any other public utility operating in the State and (ii) not to give either of the parties to them an unfair advantage over the other party. Moreover, the Parties agree that both the Affiliated Agreements and the Non- Affiliated Agreements are required to complete the Securitization. The Parties therefore agree and recommend that, subject to the review of the Financial Advisor and the approval of the Commission in the manner and to the extent provided in Sections V.F and G above, the proposed forms of the Affiliated Agreements and the Non-Affiliated Agreements be approved, without approving the specific terms and conditions thereof. The Parties also agree and recommend that the Applicants be required to file the final versions of the Affiliated Agreements and Non-Affiliated Agreements, reflecting final pricing terms approved in the Issuance Advice Letter, with the Commission not later than 30 days after the date of delivery of the Environmental Control Bonds.

R. Economic Commitments

86. The Applicants make the following economic commitments (collectively, the “Economic Commitments”) and will meet them to the extent (i) that doing so will not impair the Environmental Control Property and (ii) failure to meet the Economic Commitments will not adversely affect the Environmental Control Property or the irrevocability of the Financing Order:

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a. When the Environmental Control Activities are completed and the Wet Scrubbers are installed at Ft. Martin, the Applicants will use Ft. Martin’s greater fuel flexibility to foster the development of additional coal supplies and to encourage new coal production in the State;

b. In procuring new coal supplies for Ft, Martin, the Applicants commit that they will maximize the amount of West Virginia coal burned at Ft. Martin consistent with the obligation to procure reliable coal at the lowest available cost;

c. The Applicants will file annual reports with the Commission detailing the sources of coal used at Ft. Martin and the steps they have taken to encourage the development of new production, including working with State and coal industry officials to fully notify potential West Virginia suppliers of Ft. Martin’s future coal needs;

d. The Applicants will conduct solicitations for new coal supplies well in advance of the completion of the Wet Scrubbers so that new mines in the State may be developed or old mines reworked in order to meet Ft. Martin’s coal supply needs;

e. The Applicants will report to the Commission on an annual basis on the actual construction and permanent jobs created by the installation of the Wet Scrubbers at Ft. Martin; and

f. The Applicants will honor the Memorandum of Understanding dated July 8, 2005 between Allegheny Energy and the North-Central West Virginia Building and Construction Trades Council, AFL-CIO.

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g. Ambit operates a waste coal-fired facility in Marion County, West Virginia, that was financed with solid waste disposal facility revenue bonds issued by the Marion County Commission. Mon Power and Ambit have agreed to amend the Electric Energy Purchase Agreement (“EEPA”) between Mon Power and Ambit dated as of September 15, 1988, and to file a petition to reopen PSC Case No. 87-669-E-C (“EEPA Case”) to seek Commission approval of an amendment to the EEPA (“EEPA Amendment”) and a recovery mechanism by which the Applicants may recover the incremental costs associated with the EEPA Amendment. The agreement between Mon Power and Ambit to file this petition to reopen addresses all of Ambit’s concerns with the relief requested by the Applicants in the Consolidated Cases and the Pending Cases, and Ambit agrees not to seek to reopen the Consolidated Cases or the Pending Cases.

S. Additional Ratemaking Provisions

87. The Parties agree that the proceeds of the Environmental Control Bonds shall be used solely to finance (i) the Environmental Control Costs identified in this Section V.C hereof and (ii) the Upfront Financing Costs identified in, and in the manner and to the extent provided in, Sections V.E, V.F and V.G hereof. If the Commission finds and determines that the Applicants have used the proceeds of the Environmental Control Bonds for a purpose other than those permitted in this paragraph, the Parties acknowledge that the Commission, in accordance with and subject to the limitations stated in Section 4e(j)(4), may impose regulatory sanctions against the Applicants or their successors and/or make such adjustments as it may deem appropriate to the revenue
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requirements of the Applicants or their successors in a subsequent base rate or ENEC proceeding.

88. In order to preclude “double-recovery” of any Environmental Control Costs or Financing Costs financed with the proceeds of Environmental Control Bonds and to exclude such costs from traditional rate recovery in future base rate proceedings or ENEC proceedings, the Parties agree and recommend that the Applicants be required (i) to cause the proceeds of each series of Environmental Control Bonds to be placed in separate accounts, as required in Section 4e(j)(1); and (ii) record all Environmental Control Costs financed with the proceeds of Environmental Control Bonds in separate accounts.

89. The Parties agree and recommend that the Applicants will normalize state income taxes resulting from the accelerated write-off of Environmental Control Equipment financed with the proceeds of Environmental Control Bonds.

90. The Parties agree and recommend that any Federal or state tax liability or benefits associated with the construction and operation of the Environmental Control Equipment be considered for recovery in future base rate proceedings.

91. The Parties agree and recommend that any benefits not specifically described herein, and any costs incurred by the Applicants not specifically described herein, that may in either case arise from or be associated with the Environmental Control Activities authorized in the Financing Order, the issuance of the Environmental Control Bonds, or the use of the Affiliated or Non-Affiliated Agreements, may be included or recognized in the calculation of the Applicants’ revenue requirement in a future base rate
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proceeding or ENEC proceeding as appropriate unless such inclusion or recognition is expressly precluded herein.

VI. Required Commission Findings in Financing Order

92. The Parties stipulate, recommend and agree that the Commission should approve this Joint Stipulation without additions, deletions, or substitutions, and should issue a Financing Order that makes the following findings of fact and conclusions of law. For purposes of this Section VI, all capitalized terms not otherwise defined herein shall have the meanings and values ascribed to them in Section V of this Joint Stipulation.

A. Required Findings Under Section 4e(d)(3)

93. Each of the Applicants is a Qualifying Utility within the meaning of Section 4e(b)(23) and, on the implementation of the Ownership Restructuring, Ft. Martin will be a Qualifying Generating Facility within the meaning of Section 4e(b)(22).

94. The Environmental Control Activities specified in Section V.B of this Joint Stipulation, including the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project, constitute Environmental Control Activities within the meaning of Section 4e(b)(5), are necessary and prudent under the circumstances, and are preferable to any alternatives available to the Applicants.

95. The cost of the Environmental Control Activities specified in Section V.B of this Joint Stipulation, including the Wet Scrubbers to be installed at Ft. Martin and all other aspects of the Project, is reasonable.

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96. The issuance of Environmental Control Bonds will result in costs to the Applicants’ respective customers in the State that (i) are lower than would result from the use of traditional utility financing mechanisms, and (ii) are just and reasonable.

97. The financing of the Environmental Control Costs and Upfront Financing Costs through the issuance of the Environmental Control Bonds to the extent authorized in Sections V. C, V.E and VI.B hereof will result in benefits to the Applicants’ respective customers and the State in general.

98. The issuance of Environmental Control Bonds, together with the imposition and collection of the ECC on the Applicants’ respective customers in the State, is just and reasonable, is otherwise consistent with the public interest, and constitutes a prudent, reasonable, and appropriate mechanism for the financing of the Environmental Control Activities.

B. Required Findings Under Section 4e(d)(4)

99. The maximum amount of Environmental Control Costs that may be financed from proceeds of the Environmental Control Bonds that will be issued under the authority of the Financing Order is $338 million. The Parties agree and recommend that to the extent the actual amount of Environmental Control Costs exceeds the $338 million maximum, the Applicants may seek recovery of the excess amounts in a subsequent base rate proceeding or ENEC proceeding upon a showing that the Applicants’ expenditure of such amounts was reasonable, prudent, and otherwise appropriate for recovery from the Applicants’ West Virginia customers.

100. The Applicants may recover Financing Costs as follows:

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a. The Commission finds and determines that the Regulatory Costs, the Issuance Costs, the Lender Consent Costs, the Financial Advisor Costs, the Other Costs, and the Ongoing Financing Costs are general categories of costs that fall within the definition of Financing Costs in Section 4e(b)(14) and may be recovered as provided and subject to the limitations set forth in this paragraph and in Sections VI.C and VI.D below.

b. Lender Consent Costs in an amount up to the Indirect Cost Cap are deemed reasonable, will not be subject to the review of the Financial Advisor or the approval of the Commission pursuant to Sections VI.C and VI.D below, and may be recovered from the proceeds of the Environmental Control Bonds. If the Lender Consent Costs exceed the Indirect Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate or ENEC proceeding.

c. Subject to the review of the Financial Advisor and the approval of the Commission in the manner and to the extent provided in Section VI.C below, the Applicants are authorized to recover Direct Costs from the proceeds of the Environmental Control Bonds in an amount not to exceed the Direct Cost Cap. If the Direct Costs exceed the Direct Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate or ENEC proceeding.

d. The Financial Advisor Costs will be paid from the proceeds of each series of Environmental Control Bonds as an Upfront Financing Cost under Section 4e(b)(14)(F).

e. The Applicants are authorized to recover Ongoing Financing Costs from the collection of the ECC over the period corresponding to the final legal maturity
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of each series of Environmental Control Bonds, subject to the application of the Adjustment Mechanism identified in Appendix E to the Joint Stipulation. Of the total Ongoing Financing Costs, only the Determinable Ongoing Financing Costs and the first year of the estimated Variable Ongoing Financing Costs will be subject to the review of the Financial Advisor and the approval of the Commission in the manner and to the extent provided in Sections V.F, V.G, VI.C, and VI.D hereof.

101. The Adjustment Mechanism identified in Appendix E to this Joint Stipulation is just and reasonable and may be applied with the frequency and in the manner specified in Section 4e(e) and Section VI.G below.

102. For each Applicant, the Environmental Control Property to be created at the time specified in Section VI.F below (i) shall consist of (A) the rights and interests of the Applicant or an assignee (as defined in Section 4e(b)(3)) under the Financing Order, including the right to impose, charge, collect and receive the ECC in the amount necessary to provide for the full payment and recovery of all Environmental Control Costs and Financing Costs determined to be recoverable in the Financing Order and to obtain adjustments to the ECC as provided in Sections V.K, VI.B, and VI.G hereof and Section 4e(e) and any interest in those rights and interests; and (B) all revenues, receipts, collections, rights to payment, payments, moneys, claims or other proceeds arising from the rights and interests specified in clause (i)(A) of this sentence, all as is described in Section 4e(b)(l0), but (ii) shall not include the right to collect through the ECC amounts associated with the ECC Tax Liabilities.

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C. The Financial Advisor

103. The Commission will engage a Financial Advisor in connection with the issuance of the Environmental Control Bonds.

104.  Purpose and Role of Financial Advisor

a. The Financial Advisor will assist the Commission at the Commission’s sole discretion. The Financial Advisor’s role will include, among other things, ensuring that the Applicants’ proposed structuring, marketing, and pricing of the Environmental Control Bonds meet the Statutory Requirement and satisfy the Lowest Cost Objective. The Financial Advisor will act at the direction of the Commission as set forth in this Section VI.C and Section VI.D below to ensure that the Statutory Requirement is satisfied and the Lowest Cost Objective is met.

b. The Commission, acting through and with the assistance of the Financial Advisor, will participate in the pricing and structuring of each series of Environmental Control Bonds to help ensure that the benefits of the Securitization to the Applicants’ West Virginia customers are realized, The Financial Advisor will advise the Commission on all matters relating to the structuring, marketing, and pricing of the Environmental Control Bonds.

c. The Financial Advisor will have an active and integral role in, and will participate fully and in advance in plans and decisions relating to, the structuring, marketing, and pricing of the Environmental Control Bonds, including but not limited to, the review and approval of the Opinion Letters, the determination of the SPE Capitalization Level, the determination of the amount of the Servicing Fee for the initial

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Servicer, and the determination of the funding level of the over-collateralization subaccount (if any), it being understood that such determinations must ultimately fulfill the applicable rating agency, bankruptcy, and tax requirements for the Securitization. The Financial Advisor may be required to execute one or more protective agreements with the Applicants and the underwriter(s) pursuant to which the Financial Advisor will maintain the confidentiality of the confidential and proprietary materials and information that the Applicants or the underwriter(s) provide to the Financial Advisor during the course of the Financial Advisor’s efforts under this Section VI.C.
105. Selection of the Financial Advisor. The Parties agree and recommend that the Commission will have the sole authority to select and retain the Financial Advisor and, if needed, terminate and replace the Financial Advisor.

106. Financial Advisor Costs. The Financial Advisor Costs will be paid from the proceeds of the Environmental Control Bonds as provided in Section VI.B above.

107. Applicants’ General Obligation to Cooperate. The Applicants have a general obligation to cooperate with the Commission and its Financial Advisor, and agree do all things reasonably necessary, including the timely provision of information, to enable the Commission and the Financial Advisor to meet the obligations stated in this Section VI.C. To this end, any documents required to be filed with the Commission must be simultaneously served upon the Financial Advisor.

D. Pre-Issuance and Post-Issuance Filings and Approvals

108. In order to provide for the orderly marketing and sale of the Environmental Control Bonds and to ensure that, for each series of Environmental Control Bonds, the

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Statutory Requirement is satisfied and the Lowest Cost Objective is met, the Applicants, the Financial Advisor, and the Commission will adhere to the following timeline and process for the review and approval of the terms of each series of Environmental Control Bonds:
109. Filings within Thirty Days of Series Launch Date. At least thirty (30) days prior to the Series Launch Date, the Applicants will:

a. File with the Commission and simultaneously serve upon the Financial Advisor the Lender Consent Cost Statement.

b. File with the Commission and simultaneously serve upon the Financial Advisor revised forms of the Affiliated and Non-Affiliated Agreements, subject to such additions, deletions, and modifications as may be necessary to reflect the pricing, structure, and similar terms of the issuance of Environmental Control Bonds and such other final terms as may reasonably be left to negotiation prior to the Series Launch Date, including such final terms as may be required by the rating agencies.

110. Filings within Five Days of Series Launch Date. At least five (5) business days prior to the Series Launch Date, the Applicants will file with the Commission and simultaneously serve upon the Financial Advisor a request to authorize the Applicants to proceed to launch the sale of the Bonds on a Series Launch Date specified in the filing, accompanied by the Bond Structuring Information.

111. Commission Review of Bond Structuring Information; Authorization to Proceed to Pricing. The commission, with the advice of the Financial Advisor, will review the Bond Structuring Information.

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a. If the Commission determines based on this review that the Applicants should not be permitted to proceed with the launch of the sale of the Environmental Control Bonds, then the Commission will file a Structuring Disapproval Letter with the office of the Executive Secretary by the Bond Structuring Disapproval Deadline, in which case the Applicants will be permitted to revise the Series Launch Date, if necessary, and/or to file amended Bond Structuring Information in accordance with paragraph 110 of this Section VI.D.

b. If the Commission does not file a Structuring Disapproval Letter with the office of the Executive Secretary by the Bond Structuring Disapproval Deadline, the Commission, without the need for further action and pursuant to the Commission’s authority under the Financing Order, will affirmatively and conclusively be deemed to have (i) authorized the Applicants to proceed to launch the sale of the proposed series of Environmental Control Bonds on the terms set forth in the Bond Structuring Information, including the use of the proposed forms of the Applicant Certification and the Underwriter Certification; (ii) confirmed that the forms of the Affiliated Agreements and Non-Affiliated Agreements provided to the Commission on June 24, 2005 have not been modified in a manner that would preclude their use in connection with the Securitization or dictate that they should not be approved as affiliated agreements pursuant to W. Va. Code§24-2-12(f); and (C) approved the Applicants’ recovery of the Upfront Financing Costs proposed to be financed from the proceeds of the Environmental Control Bonds.

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112. Filings within Twenty-four Hours of Pricing, Filing of Pricing Advice Letter, Form of Issuance Advice Letter, Applicant Certification, and Underwriter Certification. Not later than twenty four (24) hours after the proposed series of Environmental Control Bonds is priced, the Applicants will file with the Commission and simultaneously serve upon the Financial Advisor (i) a completed Pricing Advice Letter; (ii) the proposed form of the Issuance Advice Letter; (iii) the Applicant Certification; and (iv) a sealed and confidential original of the Underwriter Certification.

113. Commission Review of Pricing Advice Letter, Form of Issuance Advice Letter, Applicant Certification, and Underwriter Certification; Irrevocable Authorization to Issue Bonds. The Commission, with the advice of the Financial Advisor, will review the Pricing Advice Letter, the form of the Issuance Advice Letter, the Applicant Certification, and the Underwriter Certification.

a. If the Commission determines based on this review that the Applicants should not be permitted to cause the issuance of the Environmental Control Bonds upon the terms set forth in the Pricing Advice Letter, then the Commission will file an Issuance Disapproval Letter with the office of the Executive Secretary by the Issuance Disapproval Deadline, in which case the Applicants may file an amended Pricing Advice Letter, form of Issuance Advice letter, Applicant Certification, and/or Underwriter Certification, as applicable, in accordance with paragraph 112 of this Section VI.D without the need to re-price the Environmental Control Bonds. In this event, the Commission will reconsider the amended Pricing Advice Letter, form of the Issuance
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Advice Letter, Applicant Certification, and Underwriter Certification in accordance with, and upon the timeline set forth in, this paragraph.

b. If the Commission does not file an Issuance Disapproval Letter with the office of the Executive Secretary by the Issuance Disapproval Deadline, the Commission, without the need for further action and pursuant to the Commission’s authority under the Financing Order, will affirmatively and conclusively be deemed to have approved the issuance of the Environmental Control Bonds upon the terms set forth in the Pricing Advice Letter and the form of the Issuance Advice Letter, which approvals shall be final and irrevocable.

114. Filings Five Days After Bond Sale. Within five business days from the sale of the Environmental Control Bonds, the Applicants will file the Issuance Advice Letter with the Commission. On the filing of the Issuance Advice Letter with the Commission, the initial ECC for each customer class as specified therein will automatically be in effect from and after the date of delivery of the Bonds.

115. The approval of the issuance of the Environmental Control Bonds pursuant to this paragraph is a component of the integrated Securitization review and approval structure, the entirety of which is authorized and approved in the Financing Order. No approval of the Commission to authorize the Applicants to proceed to launch the sale of the Environmental Control Bonds or to cause the issuance of the Environmental Control Bonds pursuant to this paragraph shall be considered or construed as a “final order” of the Commission, or an amendment or supplement to the Financing Order, to which an independent statutory appeal right would attach under W. Va. Code§24-5-1. All Parties
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will be bound by any Commission authorization and approval of these activities pursuant to this paragraph as and to the same extent as such authorization or approval was included verbatim in the Financing Order.

E. Authorizations to the Applicants

116. The Applicants are authorized, and each individual Applicant is authorized, where appropriate, to do the following:

a. To cause the issuance of Environmental Control Bonds in an aggregate principal amount equal to the sum of the Environmental Control Costs and Upfront Financing Costs from the proceeds of the Environmental Control Bonds in the respective amounts authorized for recovery herein and in the manner and to the extent, if any, set forth in Sections VI.C and VI.D above;

b. To impose and collect from the Applicants’ customers the ECC in the amounts necessary to pay the Environmental Control Costs and the Financing Costs, all as provided in Sections VI.B and VI.C above, notwithstanding the fact that on the completion of the Ownership Restructuring and on the issuance of the Environmental Control Bonds, Ft. Martin will be owned one hundred percent by Mon Power and will not be jointly owned between the Applicants, as authorized in Section 4e(d)(9)(A);

c. To cause the creation of the First Tier Subsidiaries and the SPEs, to allow each Applicant to capitalize its SPE in the manner and in the amount described in Section V.K above, to authorize each Applicant to contribute its Environmental Control Property to its First Tier Subsidiary, to authorize each First Tier Subsidiary to sell the Environmental Control Property to the Applicant’s SPE, and to authorize the First Tier
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Subsidiary to capitalize its SPE and to lend to the Applicant the Net Proceeds from the sale of the Environmental Control Bonds at a market interest rate for a term of years, all as specified in Section V.K above;

d. To cause the SPEs to create the Grantor Trust and to issue the Environmental Control Bonds to the Grantor Trust;

e. To apply the Net Proceeds of the Environmental Control Bonds so received to the payment of the Environmental Control Activities as specified in Section V.K above, notwithstanding the fact that on the completion of the Ownership Restructuring and on the issuance of the Environmental Control Bonds, Ft. Martin will be owned one hundred percent by Mon Power and not jointly owned between the Applicants, as authorized in Section 4e(d)(9)(B);

f. To conduct the Environmental Control Activities, including the construction of the Project, on the estimated schedule identified in Appendix A attached hereto, through the issuance of one or more series of Environmental Control Bonds, without any requirement to secure a separate financing order for each issuance of Environmental Control Bonds or for each scheduled phase of the construction of the Project;

g. To include language in their respective tariffs and customer bills necessary to impose and collect the ECC;

h. To employ appropriate methodologies to account for the transactions contemplated by the Financing Order; and

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i. To employ the accounting authority and ratemaking treatment identified in Section VI.Q below in order to implement and give full effect to the transactions contemplated by the Financing Order.

F. Findings Relating to the Environmental Control Property

117. For each Applicant, the creation of the Environmental Control Property shall be simultaneous with (i) the transfer of the Environmental Control Property to the First Tier Subsidiary and the sale of the Environmental Control Property by the First Tier Subsidiary to the SPE and (ii) the pledge of the Environmental Control Property by the SPE to secure the Environmental Control Bonds, all as is provided in Section 4e(d)(5).

118. The Environmental Control Property shall, upon its creation as specified in the preceding paragraph, constitute an existing, present property right, and shall continue to exist:

a. without regard for the fact that the imposition and collection of the ECC depend on the Applicants’ continuing provision of electric energy, the Applicants’ continuing performance of their functions as Services relating to the collection of the ECC and on the level of future energy consumption;

b. whether or not the Environmental Control Revenues have accrued, have been billed, or have been collected; and

c. without regard for the fact that the value or amount of the Environmental Control Property is dependent on the future provision of service to customers by the Applicants.

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119. The Environmental Control Property shall continue to exist until the Environmental Control Bonds have been paid in full and all Financing Costs relating to the Environmental Control Bonds have been paid in full.

120. The Environmental Control Property may be pledged to secure the payment of the Environmental Control Bonds, amounts payable to financing parties (as defined in Section 4e(b)(16)) and any bondholder (as defined in Section 4e(b)(4)), amounts payable under any ancillary agreement (as defined in Section 4e(b)(2)), and other Financing Costs.

121. The sale of the Environmental Control Property will constitute an absolute transfer and true sale within the meaning of Section 4e(m)(l), and that upon such absolute transfer and true sale, the Environmental Control Property will no longer constitute property of the Applicant or the First Tier Subsidiary.

G. Frequency of Application of Adjustment Mechanism

122. The Applicants will file Routine True-Up Letters (as described in Section V.J above and substantially in the form shown in Appendix F attached hereto) annually consistent with Section 4e(e), as frequently as quarterly and, during the last year in which the applicable series of Environmental Control Bonds is outstanding, as frequently as monthly if needed or as required in the Servicing Agreement.

123. The Applicants may file the Non-Routine True-Up Letters for the reasons set forth in, and subject to the limitations provided in, Section V.J above.

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H.  Findings Relating to the Applicants’ Utility Service Areas

124. The Utility Service Area for each Applicant shall be (i) the geographic area of the State in which it provides electric delivery service as of the date of issuance of the Financing Order and (ii) for as long as any Environmental Control Bonds issued pursuant to the Financing Order are outstanding, any additions to or enlargements of that geographic area, whether or not approved by the Commission in a formal proceeding, all as specified in Section 4e(b)(27).

I. Non-Utility Billing Services Entities

125. In the event that the billing of, and collection from, West Virginia retail electric customers by third-party billing services entities (“Third Party Billers”) is allowed by the Commission, such Third Party Billers will be allowed to collect the Environmental Control Charge and remit the collections to the Applicants’ SPEs so long as such actions do not conflict with the terms and conditions of this Joint Stipulation and the Financing Order and do not adversely affect the ratings of the Environmental Control Bonds or Certificates.

J. Non-bypassability of the ECC

126. For so long as the Environmental Control Bonds issued pursuant to the Financing Order are outstanding and the related Environmental Control Costs and Financing Costs have not been paid in full, the ECC shall be “non-bypassable” within the meaning of Sections 4e(b)(19) and 4e(h)(3); however, in the case of a customer of one of the Applicants that self-generates electric energy and maintains a connection to the
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Applicant’s delivery system, the non-bypassability provisions do not apply for that portion of the customer’s electric energy usage that is self-generated.

K.	Flexibility in Terms of Issuance of Environmental Control Bonds; Preliminary Approval of Sale of Bonds; Certifications and Final Approval of Terms of Bonds

127. Subject to the review of the Financial Advisor and. the approval of the Commission in the manner and to the extent provided in Sections VI.C and VI.D above, and subject to the Statutory Requirement and the Lowest Cost Objective, each Applicant shall be afforded flexibility in determining the final terms of each series of the Environmental Control Bonds, including payment and maturity dates, amortization schedules, interest rates (or the method of determining interest rates), the terms of any interest rate swap agreement or similar agreement, the creation and funding, if any, of capital, reserve and over-collateralization subaccounts, and the levels of administration and servicing costs, underwriting costs, and other Financing Costs.

L.	Approval of Affiliated Agreements and Non-Affiliated Agreements.

128. Subject to the Commission’s review of the substantially final forms of the Affiliated and Non-Affiliated Agreements as provided in Sections VI.C and VI.D above, the proposed forms of the Affiliated Agreements and the Non-Affiliated Agreements (as filed with the Commission on June 24, 2005) are approved, without approving the individual terms and conditions thereof. The Applicants will file the final versions of the Affiliated Agreements and Non-Affiliated Agreements, reflecting final pricing terms approved in the Issuance Approval Certificate, with the Commission not later than thirty (30) days after the date of delivery of each series of Environmental Control Bonds.

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M.	Economic Commitments

129. The Applicants will meet the Economic Commitments specified in Section V.Q above, but only to the extent (i) that doing so will not impair the Environmental Control Property and (ii) that the Applicants’ failure to meet the Economic Commitments will not adversely affect the Environmental Control Property or the irrevocability of the Financing Order as specified in Section VI.P below.

N.	Relationship to Ownership Restructuring

130. The issuance of a final, non-appealable order of the Commission granting the Ownership Restructuring Joint Stipulation without material additions, deletions, or modifications is a condition precedent to the effectiveness of the Financing Order.

131. The implementation of the Ownership Restructuring is a condition precedent to the Applicants’ issuance of Environmental Control Bonds pursuant to the Financing Order.

O.	Reservation of Discretion to the Applicants

132. The Applicants will have the sole discretion as to whether and when to proceed with the issuance of the Environmental Control Bonds and the completion of all related transactions within the requirements of Section 4e and the Financing Order.

P.	Irrevocability and Other Attributes of Financing Order

133. The Financing Order:

a. Is applicable to the Applicants and their respective transferees, successors, and assigns;

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b. Is “irrevocable” within the meaning of Section 4e(f)(l) and applicable law, and the Commission will not reduce, impair, postpone, or terminate the ECC approved in the Financing Order or impair the Environmental Control Property created in the Financing Order or the collection or recovery of Environmental Control Revenues;

c. May be subsequently amended on or after the date of issuance of Environmental Control Bonds authorized thereunder only (i) at the request of one or both of the Applicants, (ii) in accordance with any restrictions or limitations on amendment set forth in the Financing Order, (iii) subject to the provisions on the irrevocability of the Financing Order set forth in subparagraph (b) of this paragraph, and (iv) so long as the ratings of the Environmental Control Bonds and Certificates are not adversely affected;

d. Shall remain in effect until the Environmental Control Bonds issued pursuant thereto have been paid in full and all Financing Costs relating to the Environmental Control Bonds have been paid in full; and

e. Shall remain in effect and unabated notwithstanding the bankruptcy, reorganization, or insolvency of either of the Applicants or any affiliate or the commencement of any judicial or non-judicial proceeding seeking the bankruptcy, reorganization or insolvency of either of the Applicants or any affiliate.

Q.	Additional Ratemaking Provisions

134. The proceeds of the Environmental Control Bonds shall be used solely to finance (i) the Environmental Control Costs identified in this Section V.C hereof and (ii) the Upfront Financing Costs identified in, and to the extent and subject to the limitations
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provided in, Sections VI.B and VI.C hereof. If the Commission finds and determines that the Applicants have used the proceeds of the Environmental Control Bonds for a purpose other than those permitted in this paragraph, the Commission, in accordance with and subject to the limitations stated in Section 4e(j)(4), may impose regulatory sanctions against the Applicants or their successors and/or make such adjustments as it may deem appropriate to the revenue requirements of the Applicants or their successors in a subsequent base rate or ENEC proceeding.

135. The Applicants are required (i) to cause the proceeds of each series of Environmental Control Bonds to be placed in separate accounts, as required in Section 4e(j)(1); and (ii) to record all Environmental Control Costs financed with the proceeds of Environmental Control Bonds in separate accounts.

136. The Applicants are required normalize state income taxes resulting from the accelerated write-off of Environmental Control Equipment financed with the proceeds of Environmental Control Bonds.

137. Any Federal or state tax liability or benefits associated with construction and operation of the Environmental Control Equipment may be reflected in future base rate proceedings.

138. In order to preclude any future ratemaking recovery by the Applicants for facilities retired as part of or in connection with the performance of the Environmental Control Activities to the extent those activities are financed with the proceeds of the Environmental Control Bonds, the following restrictions will apply:

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a. The Environmental Control Costs authorized to be recovered from the proceeds of the Environmental Control Bonds will not include the cost of retiring existing facilities to the extent that the original cost of such facilities has been fully recovered through depreciation at the time of the retirement.

b. The Applicants will not seek rate base treatment in any subsequent base rate proceeding for any cost of retirement that is financed with the proceeds of the Environmental Control Bonds.

c. Accumulated depreciation on each retired plant account will be credited by the amounts recovered in the construction costs for retirement and cost of removal.

d. Account 182, Extraordinary Property Losses, associated with the retirements will be charged and written off to Account 425, Miscellaneous Amortization.

139. Although the Applicants will not be permitted to include the ECC Tax Liabilities in the calculation of the ECC, the Parties agree that the Applicants may seek recovery of any ECC Tax Liabilities in future base rate cases in the manner specified in paragraph 62 above.

140. On the completion of construction of the Project, the Applicants will file with the Commission and serve upon all Parties a report detailing the total Project costs and the aggregate amount of Net Proceeds and accrued interest thereon not needed to pay Project costs, if any.

141. Any benefits not specifically described herein, and any costs incurred by the Applicants not specifically described herein, that may in either case arise from or be
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associated with the Environmental Control Activities authorized in the Financing Order, the issuance of the Environmental Control Bonds, or the use of the Affiliated or Non- Affiliated Agreements, may be included or recognized in the calculation of the Applicants’ revenue requirement in a future base rate proceeding or ENEC proceeding unless such inclusion or recognition is expressly precluded herein.

R. Disposition of Motion for Protective Order: Confidential Treatment

142. To the extent the Commission has not relied upon the Confidential Data and the Confidential Staff Report in its consideration of the Joint Stipulation or its issuance of the Financing Order, the Commission will return to the Applicants or the Staff, as applicable, the sealed envelopes containing the Confidential Data and the Confidential Staff Report and dismiss the Motion for Protective Order as moot. To the extent the Commission has relied upon the Confidential Data and/or the Confidential Staff Report in its consideration of this Joint Stipulation or its issuance of the Financing Order, the Commission will grant the Motion for Protective Order. In either case, all Parties, and their respective experts and consultants, who have been provided Confidential Data or the Confidential Staff Report will (i) either destroy or return the hard copies of Confidential Data and the Confidential Staff Report to the Applicants or the Staff, as applicable, and (ii) delete any electronic copies of the confidential Data and the Confidential Staff Report.

143. In accordance with, and in reliance upon the representations set forth in, Section V.F with regard to the need for confidentiality of the Underwriter Certification, the Commission will accord permanent confidential treatment to the Underwriter
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Certification (both in the form submitted as a component of the Bond Structuring Information and the executed version, if any) to the maximum extent allowable by law and in accordance with the Commission’s applicable procedures.

S.	Waiver of Tariff Rule 42

144. The Commission will waive the requirements of Tariff Rule 42 in lieu of the Applicants’ presentation of evidence in the Applications on the financing of the Project through Securitization.

VII.	Disposition of Consolidated Cases and Related Matters

145. The Parties agree that, subject to Section V1.N above, on the Commission’s approval of the Joint Stipulation and issuance of a Financing Order, the Consolidated Cases should be considered to be resolved, closed as a matter of record, and removed from the Commission’s docket of active cases.

146. The Parties agree that this Joint Stipulation resolves all the issues in contention among the Parties in the Consolidated Cases.

147. This Joint Stipulation is entered into subject to the acceptance and approval of the Commission. It results from a review of the information filed by the Parties and extensive discovery and discussions. It also reflects compromises by the Parties and is being proposed to expedite the resolution of these matters and to make time-consuming and costly hearings unnecessary, to the benefit of the Applicants’ respective customers generally. This Joint Stipulation is made without any admission or prejudice to any other positions that may be taken
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by any party on other issues, or to positions that may be taken by any party on the same or similar issues in subsequent proceedings, except to the extent to enforce the provisions agreed to herein.

148. The Parties agree this Joint Stipulation is in the public interest and represents a consensus by parties representing a broad range of interests. The settlement is fair, reasonable and supported by the record. The Parties acknowledge that it is the Commission’s discretion, however, to accept, reject or modify any Joint Stipulation. In the event that this Joint Stipulation is rejected or modified by the Commission, it is expressly understood by the Parties that they are not bound to accept this Joint Stipulation as modified or rejected and may avail themselves of whatever rights are available to them by law including proceeding to hearing, and may pursue fully all issues and positions herein as if no proposed settlement or stipulation existed. In such circumstances, this Joint Stipulation shall not be admissible as to that party for any purpose other than enforcement of this paragraph.

WHEREFORE, the Parties respectfully request that the Commission make appropriate findings of fact and conclusions of law adopting and approving this Joint Stipulation.

(signature pages follow)

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Respectfully submitted this 11th day of January, 2005.

MONONGAHELA POWER COMPANY and THE POTOMAC EDISON COMPANY, each d/b/a ALLEGHENY POWER

By Counsel

Michael A. Albert, Esq. (WVSB #92) Christopher L. Callas, Esq. (WVSB #5991) JACKSON KELLY PLLC Post Office Box 553 Charleston, WV 25322 (304) 340-1000

Kathryn L. Patton, Esq. Gerald R. Deaver, Esq. Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601-1689 (724) 838-6000

THE STAFF OF THE PUBLIC SERVICE COMMISSION OF WEST VIRGINIA

By Counsel

Caryn Watson Short (State Bar No. 4962) Leslie J. Anderson (State Bar No. 5777) Public Service Commission P. O. Box 812 Charleston, WV 25323

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THE CONSUMER ADVOCATE DIVISION OF THE PUBLIC SERVICE COMMISSION OF WEST VIRGINIA

By Counsel

Billy Jack Gregg (State Bar No. 1481) Consumer Advocate Division 7th Floor, Union Building 723 Kanawha Boulevard, East Charleston, West Virginia 25301

WEST VIRGINIA ENERGY USERS GROUP

Susan J. Riggs (State Bar No. 5246) SPILMAN THOMAS & BATTLE, PLLC Spilman Center 300 Kanawha Blvd., East Charleston, WV 25301

Derrick P. Williamson McNEES WALLACE & NURICK LLC 100 Pine Street P. O. Box 1166 Harrisburg, PA 17108-1166

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WEST VIRGINIA STATE BUILDING AND CONSTRUCTION TRADES COUNCIL, AFL-CIO

By Counsel

Vincent Trivelli, Esq. (State Bar No. 8015) 178 Chancery Row Morgantown, WV 26501

AMERICAN BITUMINOUS POWER PARTNERS, L.P.

By Counsel

E. Dandridge McDonald, Esq. (State Bar No. 2439) Steptoe & Johnson PLLC P. O. Box 1588 Charleston, WV 25326-1588

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Index of Appendices to Joint Stipulation

Appendix A    Estimated Construction Schedule

Appendix B    Form of Pricing Advice Letter

Appendix C    Estimated Impact of ECC by Customer Class

Appendix D   Description of Cost Allocation Methodology

Appendix E    Adjustment Mechanism

Appendix F    Form of Routine True-Up Letter

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Appendix A - Estimated Construction Schedule

Activity ID	Activity Name	Start	Finish
Ft. Martin FGD Project		19-Apr-05	31-Dec-09
Engineering		19-Apr-05	31-Dec-09
A1000	Conduct Preliminary Engineering	19-Apr-05*	25-Aug-06
A1010	Develop Project Cost Estimate	03-Apr-06	25-Aug-06
A1020	Develop and Sign EPC Contract	27-Jul-06	25-Aug-06
A1030	Project Engineering	28-Aug-06	31-Dec-09
Permits		28-Aug-06	29-Aug-07
A2020	County Site Plan Approval	28-Aug-06	26-Jan-07
A2000	Issue WV Reg 13 Permit (WV Air Permit)	28-Aug-06	29-Aug-07
A2030	COE Section 10 & 404 Permit	28-Aug-06	24-Aug-07
A2010	NPDES Stormwater Construction Permit	11-Sep-06	29-Jun-07
Preliminary Work/Relocate Lagoons		07-Nov-05	29-Dec-06
A3000	Erosion & Control Permit	03-Jan-06*	31-Mar-06
A3010	NPDES Permit Alteration	07-Nov-05*	30-Dec-05
A3020	Engineering	07-Nov-05	24-Feb-06
A3040	Relocate Lagoons	03-Apr-06	29-Dec-06
Construction		07-May-07	31-Dec-09
A4000	Construct Units 1 & 2	07-May-07*	31-Dec-09
A4010	Stack Foundation	04-Jun-07	31-Dec-07*
A4030	Start-up Units 1 & 2	04-Aug-09	31-Dec-09
A4040	Units 1 & 2 In-Service		31-Dec-09
A4020	Check-out Units 1 & 2	01-Jun-09	04-Dec-09

2005 2006 2007 2008 2009 2010 2011
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Conduct Preliminary Engineering
Develop Project Cost Estimate
Develop and Sign EPC Contract
Project Engineering
County Site Plan Approval
Issue WV Reg 13 Permit (WV Air Permit)
COE Section 10 & 404 Permit
NPDES Stormwater Construction Permit
Erosion & Control Permit
NPDES Permit Alteration
Engineering
Relocate Lagoons
Construct Units 1 & 2
Stack Foundation
Start-up Units 1 & 2
Units 1 & 2 In-Service
Check-out Units 1 & 2

Remaining Level of Effort — Remaining Work
Actual Level of Effort — Critical Remaining ...
Actual Work — Milestone

Allegheny Energy Supply
Ft. Martin FGD Project
Project Schedule

Allegheny Energy

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Appendix B

Form of Pricing Advice Letter
(to be filed on Allegheny Energy letterhead not later than twenty-four hours after pricing a proposed series of Environmental Control Bonds)

(Date)

Sandra Squire, Executive Secretary
Public Service Commission of
West Virginia
201 Brooks Street
Post Office Box 812
Charleston, West Virginia 25323

Re:	Case No. 05-0402-E-CN Case No. 05-0750-E-PC Monongahela Power Company and The Potomac Edison Company, each d/b/a Allegheny Power Certificate and Financing Order Cases

Dear Ms. Squire:

Pursuant to the Financing Order issued on _______________, 2006, by the Public Service Commission of West Virginia (“Commission”) in the above-captioned cases (“Financing Order”), Monongahela Power Company and The Potomac Edison Company, both doing business as Allegheny Power (the “Companies”) hereby jointly submit for filing with the Commission this Pricing Advice Letter.1 The Companies have also simultaneously submitted a copy of this letter to the Financial Advisor.

For each series of Environmental Control Bonds that the Companies will cause to be issued under the authority of the Financing Order, the Companies are required to file a Pricing Advice Letter with the Commission not later than twenty-four (24) hours after a proposed series of Environmental Control Bonds is priced. Accordingly, the Companies hereby jointly file this Pricing Advice Letter for the series of Environmental Control Bonds that was proposed in the Bond Structuring Information that was filed with the Commission on (date). The terms of pricing and issuance for the proposed series of Environmental Control Bonds are as follows:

1.	Name of proposed series of Environmental Control Bonds:

2.	Name of Special Purpose Entity to which Environmental Control Property will be assigned:

1 Any capitalized terms in this Pricing Advice Letter that are not defined herein shall have the meanings ascribed to such terms in the Financing Order and the Joint Stipulation and Agreement for Settlement approved by the Commission in the Financing Order.

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3.	Designated Trustee for Environmental Control Bonds:

4.	Closing Date:

5.	Ratings of Bonds:

6.	Principal Amount of Environmental Control Bonds issued:

7.	Expected and Legal Final Maturities:

8.	Combined amount of Environmental Control Costs and Financing Costs Securitized by Environmental Control Bonds:

A.	Amount of Environmental Control Costs:

B.	Estimated Amounts of Financing Costs:

1.	Upfront Financing Costs:
a.	Aggregate Regulatory Costs, Issuance Costs, Financial Advisor Costs, and Other Costs:
b.	Lender Consent Costs:

2.	Ongoing Financing Costs:
a.	Determinable Ongoing Financing Costs:
b.	Estimate of First Year of Variable Ongoing Financing Costs:

7.	Coupon rates and expected amortization schedule: (Detailed in Attachment 1 hereto)

8.	Weighted Average Coupon Rate (weighted by modified duration and principal amount):

9.	If applicable, description of any interest rate swaps:

10.	Annualized Weighted Average Yield Rate (weighted by modified duration and principal amount):

11.	Distributions to Investors (quarterly or semi-annually):

12.	Annual Servicing Fee as a percentage of initial principal balance:

13.	Over-collateralization Schedule: (Detailed in Attachment 1 hereto)

14.	Initial balance of equity investment in Special Purpose Entity:

15.	Detailed Statement of any material differences between the proposed terms that were set forth in the Bond Structuring Information submitted on (date) and this Pricing Advice Letter:

Attachment 2 to this Pricing Advice Letter is a proposed form of an issuance advice letter (“Issuance Advice Letter”) that the Companies are required to file with the Commission
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within five business days after the sale of the Environmental Control Bonds proposed herein. The Companies will include with the filing of the Issuance Advice Letter the Applicant Certification required by the Financing Order.

Attachment 3 to this Pricing Advice Letter is a sealed and confidential original of the Underwriter Certification that is also required by the Financing Order.

Finally, as required by the Financing Order, the Companies hereby jointly certify that: (i) the terms of pricing and issuance of the (name of series) Environmental Control Bonds were within the terms of the Commission’s Financing Order; and, (ii) to the best knowledge, information, and belief of the Companies, their officers, agents, and employees after reasonable inquiry, the structuring, marketing and pricing of the (name of series) Environmental Control Bonds, as described in the Pricing Advice Letter, resulted in the lowest Environmental Control Charges consistent with prevailing market conditions and, thus, meets the Lowest Cost Objective of the Financing Order.

Respectfully submitted,

MONOGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

By:

Title:

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PRICING ADVICE LETTER
ATTACHMENT 1

EXPECTED AMORTIZATION SCHEDULE

(with coupons, prices, classes, if any, expected amortization schedule and stated maturities, call features, and scheduled overcollateralization requirements)

General Terms

B.	Scheduled Amortization Requirement

C.	Schedule of Overcollateralization Requirement

Date Required Overcollateralization Level

86

PRICING ADVICE LETTER
ATTACHMENT 2

Form of Issuance Advice Letter

(to be filed on Allegheny Energy letterhead within five days after the sale of a proposed series of Environmental Control Bonds)

ISSUANCE ADVICE LETTER

(name of series) ENVIRONMENTAL CONTROL BONDS

(Date)

Sandra Squire, Executive Secretary
Public Service Commission of West Virginia
201 Brooks Street
Post Office Box 812
Charleston, West Virginia 25323

Re:	Case No. 05-0402-E-CN Case No. 05-0750-E-PC Monongahela Power Company and The Potomac Edison Company, each d/b/a Allegheny Power - Certificate and Financing Order Cases

Dear Ms. Squire:

As required by the Financing Order issued on               , 2006, by the West Virginia Public Service Commission (“Commission”) in the above-captioned cases (“Financing Order”), Monongahela Power Company and The Potomac Edison Company, both doing business as Allegheny Power (the “Companies”) jointly filed a Pricing Advice Letter with the Commission on (date) for the proposed (name of series) Environmental Control Bonds.12 Since the Commission did not issue a Structuring Disapproval Letter following the Company’s submission of the Pricing Advice Letter, the Companies determined that it was authorized to proceed to launch the sale of the (name of series) Environmental Control Bonds.

Accordingly, the Companies hereby jointly submit this Issuance Advice Letter to notify the Commission that the (name of series) Environmental Control Bonds were sold on (date) and to confirm that the Bonds were sold according to the terms that were delineated in the Pricing Advice Letter.

l2 Any capitalized terms in this Pricing Advice Certificate that are not defined herein shall have the meanings ascribed to such terms in the Financing Order and the Joint Stipulation and Agreement for Settlement that was approved by the Commission in the Financing Order.

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Attachment 1 to this Issuance Advice Letter provides the detail, by each customer class, for the initial Environmental Control Charge (“ECC”) that will be automatically placed into effect from and after the date of delivery of the (name of series) Environmental Control Bonds.

Respectfully submitted,
MONOGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

By:

Title:

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Appendix C, page 1 of 2
Estimated Impact of ECC by Customer Class (Summary)

The tables on the following page illustrate the impact of the ECC by customer class, based upon the assumptions described throughout this Application.

The customer classes shown in the tables are as follows:

Class	Rate Schedule
Residential	A & R
Small General Service	B & G
Small General Service	C & E
Small General Service	CSH
Small Power	D & PH
Medium Power	K & PP
Large Power	P
Large Power	AGS
Lighting	Lighting

To illustrate the use of the tables, in 2008 for the residential customers (Rate Schedules A and R), the rate impact in $/kWh is shown in the table as $0.00246. This means that based upon a typical residential customer usage of 1,000 kWh per month, that customer would see an increase of $2.46 per month.

While the tables illustrate rates throughout the estimated life of the Environmental Control Bonds (through 2023) based on 2004 energy and demand figures, the actual rates for each class in each year will be adjusted based on the most recent forecasts every year for changes in customer demand and energy amounts, periodic financing costs and other factors. The proposed Adjustment Mechanism is described further in the formula provided in Appendix E.

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Appendix C (page 2 of 2) — Estimated Impact of ECC by Customer Class (Table)

ALLEGHENY POWER
Monongahela Power (WV) and Potomac Edison (WV)
Table of Securitization Surcharge Rates

	Monongahela Power Co (WV) Rate Schedule
	A	B	C	CSH	D		K		P		AGS		Lighting[1]
	$/kWh	$/kWh	$/kWh	$/kWh	$/kW	$/kWh	$/kVA	$/kWh	S/kVA	$/kWh	$/kW	$/kWh	$/kWh
9/1/2006	$0.00179	$0.00183	$0.00158	$0.00212	$0.25	$0.00081	$0.236	$0.00076	$0.213	$0.00064	$0.021	$0.00007	$0.00098
2007	$0.00161	$0.00172	$0.00152	$0.00194	$0.25	$0.00080	$0.238	$0.00077	$0.214	$0.00064	$0.025	$0.00017	$0.00096
2008	$0.00246	$0.00263	$0.00232	$0.00295	$0.38	$0.00123	$0.367	$0.00119	$0.333	$0.00100	$0.040	$0.00026	$0.00148
2009	$0.00288	$0.00305	$0.00269	$0.00342	$0.44	$0.00143	$0.430	$0.00139	$0.394	$0.00118	$0.047	$0.00031	$0.00173
2010	$0.00284	$0.00299	$0.00263	$0.00333	$0.44	$0.00141	$0.424	$0.00137	$0.390	$0.00117	$0.046	$0.00030	$0.00171
2011	$0.00280	$0.00294	$0.00259	$0.00327	$0.43	$0.00139	$0.419	$0.00136	$0.387	$0.00116	$0.046	$0.00030	$0.00169
2012	$0.00274	$0.00286	$0.00253	$0.00318	$0.42	$0.00137	$0.412	$0.00133	$0.382	$0.00115	$0.045	$0.00030	$0.00167
2013	$0.00270	$0.00282	$0.00249	$0.00312	$0.42	$0.00135	$0.407	$0.00132	$0.380	$0.00114	$0.045	$0.00029	$0.00165
2014	$0.00265	$0.00276	$0.00243	$0.00304	$0.41	$0.00133	$0.402	$0.00130	$0.376	$0.00113	$0.045	$0.00029	$0.00163
2015	$0.00260	$0.00270	$0.00238	$0.00297	$0.40	$0.00131	$0.396	$0.00128	$0.373	$0.00112	$0.044	$0.00029	$0.00161
2016	$0.00254	$0.00264	$0.00234	$0.00289	$0.40	$0.00129	$0.390	$0.00126	$0.368	$0.00111	$0.044	$0.00029	$0.00159
2017	$0.00250	$0.00260	$0.00229	$0.00284	$0.39	$0.00127	$0.386	$0.00125	$0.366	$0.00110	$0.043	$0.00028	$0.00157
2018	$0.00246	$0.00255	$0.00225	$0.00277	$0.39	$0.00125	$0.380	$0.00123	$0.362	$0.00109	$0.043	$0.00028	$0.00155
2019	$0.00241	$0.00250	$0.00221	$0.00271	$0.38	$0.00123	$0.375	$0.00122	$0.358	$0.00108	$0.043	$0.00028	$0.00153
2020	$0.00236	$0.00245	$0.00216	$0.00264	$0.37	$0.00120	$0.367	$0.00119	$0.351	$0.00106	$0.042	$0.00027	$0.00150
2021	$0.00191	$0.00198	$0.00175	$0.00213	$0.30	$0.00097	$0.296	$0.00096	$0.284	$0.00086	$0.034	$0.00022	$0.00121
2022	$0.00104	$0.00108	$0.00096	$0.00116	$0.16	$0.00053	$0.162	$0.00053	$0.156	$0.00047	$0.019	$0.00012	$0.00066
thru 4/30/2023	$0.00103	$0.00107	$0.00094	$0.00114	$0.16	$0.00052	$0.160	$0.00052	$0.154	$0.00046	$0.018	$0.00012	$0.00065

	Potomac Edison Co (WV) Rate Schedule
	R	G	E	CSH	PH		PP		LP		AGS		Lighting[2]
	$/kWh	$/kWh	$/kWh	$/kWh	SAW	$/kWh	S/kVA	$/kWh	$/kVA	$/kWh	$/kW	$/kWh	$/kWh
9/1/2006	$0.00179	$0.00183	$0.00158	$0.00212	$0.25	$0.00081	$0.236	$0.00076	$0.213	$0.00064	$0.021	$0.00007	$0.00098
2007	$0.00161	$0.00172	$0.00152	$0.00194	$0.25	$0.00080	$0.238	$0.00077	$0.214	$0.00064	$0.025	$0.00017	$0.00096
2008	$0.00246	$0.00263	$0.00232	$0.00295	$0.38	$0.00123	$0.367	$0.00119	$0.333	$0.00100	$0.040	$0.00026	$0.00148
2009	$0.00288	$0.00305	$0.00269	$0.00342	$0.44	$0.00143	$0.430	$0.00139	$0.394	$0.00118	$0.047	$0.00031	$0.00173
2010	$0.00284	$0.00299	$0.00263	$0.00333	$0.44	$0.00141	$0.424	$0.00137	$0.390	$0.00117	$0.046	$0.00030	$0.00171
2011	$0.00280	$0.00294	$0.00259	$0.00327	$0.43	$0.00139	$0.419	$0.00136	$0.387	$0.00116	$0.046	$0.00030	$0.00169
2012	$0.00274	$0.00286	$0.00253	$0.00318	$0.42	$0.00137	$0.412	$0.00133	$0.382	$0.00115	$0.045	$0.00030	$0.00167
2013	$0.00270	$0.00282	$0.00249	$0.00312	$0.42	$0.00135	$0.407	$0.00132	$0.380	$0.00114	$0.045	$0.00029	$0.00165
2014	$0.00265	$0.00276	$0.00243	$0.00304	$0.41	$0.00133	$0.402	$0.00130	$0.376	$0.00113	$0.045	$0.00029	$0.00163
2015	$0.00260	$0.00270	$0.00238	$0.00297	$0.40	$0.00131	$0.396	$0.00128	$0.373	$0.00112	$0.044	$0.00029	$0.00161
2016	$0.00254	$0.00264	$0.00234	$0.00289	$0.40	$0.00129	$0.390	$0.00126	$0.368	$0.00111	$0.044	$0.00029	$0.00159
2017	$0.00250	$0.00260	$0.00229	$0.00284	$0.39	$0.00127	$0.386	$0.00125	$0.366	$0.00110	$0.043	$0.00028	$0.00157
2018	$0.00246	$0.00255	$0.00225	$0.00277	$0.39	$0.00125	$0.380	$0.00123	$0.362	$0.00109	$0.043	$0.00028	$0.00155
2019	$0.00241	$0.00250	$0.00221	$0.00271	$0.38	$0.00123	$0.375	$0.00122	$0.358	$0.00108	$0.043	$0.00028	$0.00153
2020	$0.00236	$0.00245	$0.00216	$0.00264	$0.37	$0.00120	$0.367	$0.00119	$0.351	$0.00106	$0.042	$0.00027	$0.00150
2021	$0.00191	$0.00198	$0.00175	$0.00213	$0.30	$0.00097	$0.296	$0.00096	$0.284	$0.00086	$0.034	$0.00022	$0.00121
2022	$0.00104	$0.00108	$0.00096	$0.00116	$0.16	$0.00053	$0.162	$0.00053	$0.156	$0.00047	$0.019	$0.00012	$0.00066
thru 4/30/2023	$0.00103	$0.00107	$0.00094	$0.00114	$0.16	$0.00052	$0.160	$0.00052	$0.154	$0.00046	$0.018	$0.00012	$0.00065

1 Includes Rate Schedules SL-P, MV, SV, EMU, MU and LIT

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Appendix D
Description of Cost Allocation Methodology

The total estimated capital cost of the Project and the Financing Costs to be financed through the issuance of Environmental Control Bonds are to be allocated to the West Virginia retail jurisdiction based on 100% ownership of Ft. Martin by Mon Power, with the Ft. Martin generation output dedicated solely to serve the Applicants’ West Virginia retail customers.

The ECC revenue requirements are all plant-related and are allocated to customer classes and rate schedules based upon a 100% demand (12CP). Using a cost allocation that spreads costs based upon a demand-based component determines the pro-rata share of fixed costs allocable to the customer classes and rate schedules, and is consistent with the customer sharing of benefits from the Wet Scrubber.

These allocator values are initially based upon demand values for year 2004, and will be updated annually through the Adjustment Mechanism to reflect changes in customer load.

92

Appendix E
Proposed Formula-Based ECC Adjustment Mechanism

ECCE		=	[PBPR * REWR * (CGLD/TGLD) ] / FCCLE

ECCD		=	[PBPR * RDWR * (CGLD/TGLD) ] / FCCLD

Where:

		ECCE	=	Environmental Control Charge Financing Portion, Energy Charge - Calculated Separately for Each Class ($/kWh)

		PBPR	=
Periodic Bond Payment Requirement (representing debt service payable on the Environmental Control Bonds, plus other Financing Costs, the costs of credit enhancement and the return of equity to the Seller), net of over- or under-collections for any prior period and interest earned on the Collection Account, as calculated by Company using data provided by Trustee, as described in Servicing Agreement.

		REWR	=	Retail Energy Weighting Ratio (%) - Ensures existing weighting of retail energy charges as compared to retail demand charges, if applicable, remains consistent with the rate schedule.

		CGLD	=	Class Generation Level 12 CP MW Demand

		TGLD	=	Total Generation Level 12 CP MW Demand, excluding wholesale

		FCCLE	=	Forecasted Class Customer Level Energy (Annual kWh from most recent forecast)

		ECCD	=	Environmental Control Charge Financing Costs, Demand Charge - Calculated Separately for Each Class ($/kW or $/kVA), if applicable.

		RDWR	=	Retail Demand Weighting Ratio (%) - Ensures existing weighting of retail demand charges, if applicable, as compared to retail energy charges remains consistent with the rate schedule.

93

FCCLD	=	Forecasted Class Customer Level Demand
(Annual kW or kVA, if applicable, from most recent forecast)

94

Appendix F

Form of Routine True-Up Letter

DATE:

[Executive Secretary]
Public Service Commission of West Virginia
________________________
_______, WV ________
Re: Docket No. _________

Dear ____________________:

As required by Section 24-2-4e(e) of the West Virginia Code §§ 24-2-4e(a) through and including 24-2-4e(v) and pursuant to the order dated [____________] in Docket No. [____________] (the “Financing Order”), [Name of Utility] (the “Company”) as Servicer (or any Successor Servicer) of the Environmental Control Bonds, Series 200[6]-[A] (the “Environmental Control Bonds”), and on behalf of the Bond Trustee under the Bond Indenture, dated as of [____________] between the Issuer and the Bond Trustee, as amended, modified or supplemented from time to time, as assignee of [Name of Utility] Funding LLC hereby requests an adjustment to the Environmental Control Charges (the “ECC” or “Environmental Control Charges”). Capitalized terms used but not otherwise defined herein have the meanings given such terms in the Servicing Agreement dated as of [____________] between the Issuer and the Company, as amended, modified or supplemented from time to time, or in Appendix A thereto.

This proposed adjustment is intended to satisfy Section 24-2-4e(e) and the Financing Order by ensuring that the ECC will recover amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Environmental Control Bonds during the upcoming Remittance Period.

Using the formula approved by the Public Service Commission of West Virginia (the “PSCWV”) in the Financing Order, this filing modifies the variables used in the ECC and provides the resulting adjusted ECC, Attachment A hereto show the resulting values of the ECC, as calculated in accordance with the Joint Stipulation and as approved in the Financing Order,
95

such charges to be effective as of the first day of the upcoming Remittance Period. The calculations of these values are appended to the Attachments hereto.

In accordance with the Financing Order, the proposed adjustments to the charges will be effective automatically [insert date 60 days after the letter filing date] or such earlier date as may be specified in an order of the PSCWV approving the application of the adjustment. In the event that, prior to [insert date 60 days after the letter filing date], it is determined by the PSCWV that a mathematical error in the application of the formula-based mechanism exists, the Company shall correct such error and make any necessary corrections to the adjustments of the charges. These adjusted charges, as corrected, shall in any event take effect no later than [insert date 60 days after the letter filing date] or such earlier date as may be specified in an order of the PSCWV approving the application of the adjustment.

Respectfully submitted,

Attachment

96

PUBLIC SERVICE COMMISSION
OF WEST VIRGINIA
CHARLESTON

At a session of the PUBLIC SERVICE COMMISSION OF WEST VIRGINIA in the City of Charleston on the 13th day of June, 2006.

CASE NO. 05-0402-E-CN

MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, each
doing business as ALLEGHENY POWER
Application for certificate of Convenience
and Necessity for construction of emission
control facilities at the Ft. Martin Generating
Station in Monongalia County, West Virginia

CASE NO. 05-0750-E-PC

MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, each
doing business as ALLEGHENY POWER
Petition for consent and approval for
financing and affiliated agreements which
complement the certificate application.

COMMISSION ORDER

On April 7, 2006 the Commission issued an Order in the above-referenced cases1  which, among other things: (1) granted a certificate of public convenience and necessity for the construction and operation of a flue gas desulfurization system at the Ft. Martin Generating Station and (2) authorized financing of the project utilizing the securitization mechanism provided for in West Virginia Code ’ 24-2-4e.

On April 14, 2006 Monongahela Power Company and The Potomac Edison Company, each dba Allegheny Power (the Applicants), filed a AMotion for Extension of Time.@ Therein the Applicants noted the length and complexity of the Order and that the experts for the Applicants had a limited period of time to review the Order due to previously scheduled vacation days.

[1]	The April 7, 2006 Commission Order in Case Nos. 05-0402-E-CN and 05-0750-E-PC is available from the Commission’s web site (www.psc.state.wv.us).

On April 17, 2006 the West Virginia Energy Users Group (WVEUG) filed a AMotion of West Virginia Energy Users Group for Extension of Time to File Petition for Reconsideration of the April 7, 2006 Commission Order@ citing many of the same concerns raised by the Applicants.

On April 17, 2006 the Commission issued an Order granting all parties to these cases until April 27, 2006 in which to file petitions for reconsideration.

On April 27, 2006 the Applicants filed a APetition for Correction and Reconsideration of Financing Order.@ The Applicants first noted the need for a minor correction in Finding of Fact 19.b.ii so that such paragraph would comport with corresponding ordering paragraph 25.b., at page 82 of the Order. The Applicants then noted that several of the Commission’s modifications of the Financing Order Joint Stipulation (FO Joint Stipulation) related generally to the handling and use of proceeds from the issuance of each series of Environmental Control Bonds, net of the underwriter’s discount and other costs of issuance to be paid by the Applicants’ respective Special Purpose Entities (Net Proceeds). In particular, the modifications addressed the disposition of (1) any Net Proceeds that may not be needed to pay Environmental Control Costs and Upfront Financing Costs (Excess Bond Proceeds) and (2) any investment earnings on Net Proceeds (Investment Earnings). Specifically, the Applicants requested that the Commission:

A.Make the minor correction to the Financing Order ...;

B.Using the suggested deletions and revisions identified in Appendix A [to the Applicants’ Petition for Reconsideration ], modify the Financing Order to delete all references to (i) the transfer of Net Proceeds to an account held by the Bond Trustee; (ii) the requirement that the Applicants’ access to the Net Proceeds occur only by requisition to the Bond Trustee; [(iii)] the transfer of Excess Bond Proceeds and Investment Earnings to the Excess Funds Subaccounts; and (iv) the application of the Excess Bond Proceeds and Investment Earnings to reduce the Environmental Control Charges;

C.Make such other changes to the Financing Order as may be necessary to effect more fully the spirit and intent of the requests made in this Petition; and

D.If determined to be necessary, require the presentation of supporting evidence by expert affidavit or through pre-filed and/or oral testimony at a supplemental hearing limited to the matters identified in this Petition.

On April 27, 2006 the WVEUG filed its APetition of the West Virginia Energy Users Group for Reconsideration of the April 7, 2006, Commission Order.@ Therein, the WVEUG noted that section VI.J. of the FO Joint Stipulation expressly provided that Ain the case of a customer of one of the Applicants that self-generates electric energy and maintains a connection to the Applicant’s delivery system, the non-bypassability provisions do not apply
2

for that portion of the customer’s electric energy usage that is self generated.@ Joint Stipulation, pp. 69-70.

The WVEUG argued that, though section V.A.7.B. of the Commission Order entered April 7, 2006 indicated that the Commission approved Section VI.J. of the FO Joint Stipulation, the Commission then offered a clarification that seemed to modify this provision. Specifically, the Commission stated: AIf the customer’s self generation, or any portion thereof, is transmitted on the Applicant’s or another person’s delivery system, that portion of self generation will be subject to the non-bypassability provisions of the stipulation and the statute and, therefore, subject to the Environmental Control Charge.@ Order at p. 78. The Commission then proceeded to state that the clarification ensures that customers with self-generation cannot escape total responsibility from payment of the ECC (Id. at 79), and the Commission offers that A[w]hen the customer uses the delivery system to transport self-generation or receive power . . . from the Applicant or a third party, the customer will be obligated to pay the Environmental Control Charge.@ Id. WVEUG argued that the Commission’s discussion on this point requires reconsideration or clarification.

According to the WVEUG, the ECC was established to recover costs associated with improvements to Allegheny’s generation system. It is a generation-related charge; i.e., the costs for the related scrubbers are fixed (demand-related) generation costs that should be recovered as such. WVEUG Direct Testimony of Stephen J. Baron, p. 17. The Settlement included, and the Commission has approved, an allocation of the ECC based on a 100% 12 CP method. In other words, the WVEUG asserts that customers pay for the cost of generation, including the costs of scrubbers, through the ECC as a function of their receipt of electric generation supply service from Allegheny. According to the WVEUG, a retail customer should have no obligation to pay for the cost of Allegheny’s generation plant in relation to its own self-generated power, even if the self-generated power is conveyed to the customer by means of Allegheny’s electric delivery system. Otherwise, the WVEUG asserts that customer would be paying not only for its own self-generation, but also for the cost of generation from Allegheny that it is not consuming.

State law provides that an electric service customer receiving electric delivery service cannot bypass the ECC. West Virginia Code ’’ 24-2-4e(b)(19) and 24-2-4e(h)(3)(A). The WVEUG cited its Direct Testimony in this case (See Baron Direct Testimony, p. 25) and the FO Joint Stipulation (pp. 69-70), for the proposition that a customer that self-generates its electricity is not receiving electric Adelivery service@ from the qualifying utility for that portion of its load that is self-generated, thus the ECC should not apply to self-generated load, even if the self-generated load is conveyed to the customer by means of Allegheny’s electric delivery system.

The WVEUG requested that, if the Commission in its Order merely intended to clarify that a retail customer with self-generation would be responsible for the ECC as it applies to any generation service received by it from Allegheny or a third-party via Allegheny’s delivery system (including emergency back-up or maintenance power when the customer was not self-generating), the Commission so clarify its Order. But, that if the Commission intended that the ECC apply to that portion of the retail customer’s load that is
3

served by self-generation simply because the customer is interconnected to or utilizes Allegheny’s delivery system to convey self-generated electric power for the customer, then the Commission should reconsider because, the WVEUG argues, this would be an expansion of the West Virginia Code.

DISCUSSION

The Commission agrees with the Applicants’ request for clarification. Finding of Fact No. 19.b.ii did suffer from a clerical error. As such, the Commission shall revise that paragraph as follows:2

19.b.ii. The Applicants’ recovery of all Issuance Costs, Regulatory Costs (other than Financial Advisor Costs), and any other Upfront Financing Costs that do not explicitly fall within the definitions of Issuance Costs and Regulatory Costs (collectively, the ADirect Costs@) from the proceeds of the Environmental Control Bonds will be subject to a cap of $12.75 million (the ADirect Cost Cap@). (The Indirect Cost Cap and the Direct Cost Cap will be referred to collectively as the AFinancing Cost Caps.@) If the Direct Costs exceed the Direct Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding. All Direct Costs will be subject to the review of the Financial Advisor and the approval of the Commission.

Regarding the Applicants’ second point, the Commission agrees with the Applicants that modifying the Order would strengthen the bankruptcy remote status of the Special Purpose Entities. However, the Commission originally modified the points of the Joint Stipulation regarding this issue in order to place certain controls over the process. The Commission believes it is important to keep those controls in place while, at the same time, addressing the bankruptcy-remote issue. Accordingly, the Commission shall modify the below-enumerated paragraphs of the April 7, 2006 Order as follows:

[Finding of Fact 28] The Stipulating Parties propose that on the date of issuance of the Environmental Control Bonds, the First Tier Subsidiary will sell the Environmental Control Property via an absolute transfer or Atrue sale@ to its SPE. Each SPE will pay for its acquisition of the Environmental Control Property with all proceeds from its issuance of Environmental Control Bonds, net of underwriter’s discount and other costs of issuance to be paid by the SPE (ANet Proceeds@). The Commission finds and directs the First Tier Subsidiary shall immediately provide the Net Proceeds to the Applicant as a dividend on the Applicant’s investment in the First Tier Subsidiary, and Potomac Edison shall immediately use all Net Proceeds from Environmental Control Bonds issued on its behalf to prepay Mon Power for power, as

[2]	Note, the strike-throughs and underlines in the Discussion section of this Order are for the purpose of indicating deletions and additions from the original text of the order.

4

summarized in Finding of Fact 6 of this Financing Order. Mon Power shall immediately transfer all Net Proceeds (including Net Proceeds received by Mon Power from Potomac Edison as a prepayment for power) ~~to the indenture trustee for Environmental Control Bonds issued for the benefit of Mon Power for deposit to a Wet Scrubber Project Fund~~ into a separate account (the AWet Scrubber Project Fund@) as required by W.Va. Code ’ 24-2-4e(j)(1).

[Ordering Paragraph 81] The Applicants shall (a) cause the proceeds of each series of Environmental Control Bonds to be placed in ~~separate accounts, including~~ the Wet Scrubber Project Fund as required in W. Va. Code ’ 24-2-4e(j)(1); and (b) to record all Environmental Control Costs and Financing costs financed from proceeds of Environmental Control Bonds in separate accounts. ~~These separate accounts shall be held by the trustee for the Environmental Control Bonds, and the trustee(s) shall be authorized to release amounts held in these separate accounts to pay or reimburse Environmental Control Costs and Financing Costs only upon the trustee’s receipt of a requisition fully executed by an officer of an Applicant substantially in the form set forth as Attachment 5 to this Financing Order.~~ The Wet Scrubber Project Fund shall be held by a financial institution as escrow agent pursuant to an escrow agreement, and the escrow agent shall be authorized to release amounts held in the Wet Scrubber Project Fund to pay or reimburse Environmental Control Costs and Financing Costs only upon the escrow agent’s receipt of a requisition fully executed by an officer of an Applicant substantially in the form set forth as Attachment 5 to this Financing Order.

[Finding of Fact 9.b.] Upon completion of construction of the Project, the Applicants shall file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds (defined below) and accrued interest thereon not needed to pay Project costs, if any. ~~Any such Net Proceeds shall be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.~~

[Finding of Fact 31] To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, the Stipulating Parties proposed that Net Proceeds be invested and that the interest earnings thereon be applied as a reduction or credit to customer rates other than through the Environmental Control Charge. ~~(Compare FO Joint Stipulation paragraph 71.) The Commission finds and shall direct that it is more appropriate to cause such investment earnings to be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.~~

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[Finding of Fact 32] Upon completion of construction of the Project, the Applicants propose to file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds not needed to pay Project costs, if any. ~~(Compare FO Joint Stipulation paragraph 71.)~~ This shall include, without limitation, Net Proceeds remaining in the Wet Scrubber Project Fund. ~~The Commission finds and shall direct that such remaining Net Proceeds should be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.~~Upon completion of construction of the Project, to the extent Net Proceeds are not needed to pay costs of the Project and related Environmental Control Costs, remaining Net Proceeds shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge.

[Ordering Paragraph 32] All Environmental Control Bonds authorized by this Financing Order shall be issued at the same time unless the Applicants and the Financial Advisor both determine, based on facts then prevailing, that customer benefits are likely to be maximized by more than one issuance of Certificates and associated Environmental Control Bonds. Any such determination by the Applicants shall be documented in their Pricing Advice Letter. ~~To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, those Net Proceeds shall be invested and the interest earnings thereon shall be deposited to the Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.~~To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, the Net Proceeds shall be invested and the interest earnings thereon shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge.

[Ordering Paragraph 40] Upon completion of construction of the Project, the Applicants shall file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds not needed to pay Project costs, if any. This shall include, without limitation, Net Proceeds remaining on the ~~West~~ Wet Scrubber Project Fund. ~~Any such Net Proceeds shall be deposited to the respective Excess Funds Subaccounts, thereby reducing future Environmental Control Charges.~~Upon completion of construction of the Project, to the extent Net Proceeds are not needed to pay costs of the Project and related Environmental Control Costs, remaining Net Proceeds shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge.

The Commission shall also make modifications to Attachment 5 (AThe Form of Requisition@) of the April 7, 2006 Order so as it will comport with the modifications made to Ordering Paragraph 81, above. Attachment 5, as modified, is attached to this Order.

Regarding the Petition for Reconsideration filed by the WVEUG, the Commission in its Order intended that a retail customer with on-site self-generation shall be responsible for
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the ECC only as it applies to electric energy or capacity service made available to the self-generator by means of the electric transmission or distribution systems of the Applicants, or their successors. The Commission intended that a retail customer with off-site self-generation that relies on the electric transmission and/or distribution systems of the Applicants, or their successors, shall be responsible for the ECC in respect of all such off-site self-generated electricity. The Commission concludes that this is the plain meaning of Sections 24-2-4e(b)(19), 24-2-4e(b)(27)(i), and 24-2-4e(h)(3)(A) of the West Virginia Code.

Additionally, the Commission concludes that the term Aelectric delivery service@ (which appears in West Virginia Code ’’ 24-2-4e(b)(19) and 24-2-4e(b)(27)(i)) plainly applies to any customer who utilizes the utility’s distribution system to receive power, regardless of the source of that power.

FINDINGS OF FACT

1.    On April 7, 2006 the Commission issued an Order in Case Nos. 05-0402-E-CN and 05-0750-E-PC which, among other things: (1) granted a certificate of public convenience and necessity for the construction and operation of a flue gas desulfurization system at the Ft. Martin Generating Station and (2) authorized financing of the project utilizing the securitization mechanism provided for in West Virginia Code ’ 24-2-4e.

2.    On April 17, 2006 the Commission issued an Order granting all parties to these cases until April 27, 2006 in which to file petitions for reconsideration.

3.    On April 27, 2006 the Applicants filed a APetition for Correction and Reconsideration of Financing Order@ addressing the need for a minor correction to Finding of Fact 19.b.ii and the need for modifications to the Order regarding the disposition of (1) any Net Proceeds that may not be needed to pay Environmental Control Costs and Upfront Financing Costs, and (2) any investment earnings on Net Proceeds.

4.    On April 27, 2006 the WVEUG filed its petition for reconsideration regarding the Order’s treatment of non-bypassability.

CONCLUSIONS OF LAW

1.    Finding of Fact No. 19.b.ii of the April 7, 2006 Commission Order contained a clerical error. It is reasonable to revise that paragraph to comport with corresponding ordering paragraph 25.b.

2.    The Commission concludes that modifying the Order would strengthen the bankruptcy remote status of the Special Purpose Entities but in doing so it is important to maintain the controls the Commission instituted in its April 7, 2006 Order.
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3.    Given the modifications to the Findings of Fact and Ordering paragraphs, it is necessary to modify Attachment 5 (AThe Form of Requisition@) to the April 7, 2006 Order.

4.    The plain meaning of West Virginia Code ’’24-2-4e(b)(19), 24-2-4e(b)(27)(i), and 24-2-4e(h)(3)(A) is that (a) a retail customer with on-site self-generation shall be responsible for the ECC only as it applies to electric energy or capacity service made available to the self-generator by means of the electric transmission or distribution systems of the Applicants, or their successors, but (b) to the extent a retail customer with off-site self-generation relies on the electric transmission and/or distribution systems of the Applicants, or their successors, for conveyance of electric energy or capacity to the retail customer, the retail customer is responsible for the ECC.

5.    The term Aelectric delivery service@ (which appears in West Virginia Code ’’ 24-2-4e(b)(19) and 24-2-4e(b)(27)(i)) applies to any customer who utilizes the utility’s distribution system to receive power, regardless of the source of that power.

ORDER

IT IS THEREFORE ORDERED that Finding of Fact 19.b.ii. of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

The Applicants’ recovery of all Issuance Costs, Regulatory Costs (other than Financial Advisor Costs), and any other Upfront Financing Costs that do not explicitly fall within the definitions of Issuance Costs and Regulatory Costs (collectively, the ADirect Costs@) from the proceeds of the Environmental Control Bonds will be subject to a cap of $12.75 million (the ADirect Cost Cap@). (The Indirect Cost Cap and the Direct Cost Cap will be referred to collectively as the AFinancing Cost Caps.@) If the Direct Costs exceed the Direct Cost Cap, the Applicants will not be permitted to seek recovery of the excess amounts in a subsequent base rate proceeding. All Direct Costs will be subject to the review of the Financial Advisor and the approval of the Commission.

IT IS FURTHER ORDERED that Finding of Fact 28 of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

The Stipulating Parties propose that on the date of issuance of the Environmental Control Bonds, the First Tier Subsidiary will sell the Environmental Control Property via an absolute transfer or Atrue sale@ to its SPE. Each SPE will pay for its acquisition of the Environmental Control Property with all proceeds from its issuance of Environmental Control Bonds, net of underwriter’s discount and other costs of issuance to be paid by the SPE (ANet Proceeds@). The Commission finds and directs the First Tier Subsidiary shall immediately provide the Net Proceeds to the Applicant as a dividend on the Applicant’s investment in the First Tier Subsidiary, and

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Potomac Edison shall immediately use all Net Proceeds from Environmental Control Bonds issued on its behalf to prepay Mon Power for power, as summarized in Finding of Fact 6 of this Financing Order. Mon Power shall immediately transfer all Net Proceeds (including Net Proceeds received by Mon Power from Potomac Edison as a prepayment for power) into a separate account (the AWet Scrubber Project Fund@) as required by W. Va. Code ’ 24-2-4e(j)(1).

IT IS THEREFORE ORDERED that Ordering Paragraph 81 of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

The Applicants shall (a) cause the proceeds of each series of Environmental Control Bonds to be placed in the Wet Scrubber Project Fund as required in W. Va. Code ’ 24-2-4e(j)(1); and (b) to record all Environmental Control Costs and Financing costs financed from proceeds of Environmental Control Bonds in separate accounts. The Wet Scrubber Project Fund shall be held by a financial institution as escrow agent pursuant to an escrow agreement, and the escrow agent shall be authorized to release amounts held in the Wet Scrubber Project Fund to pay or reimburse Environmental Control Costs and Financing Costs only upon the escrow agent’s receipt of a requisition fully executed by an officer of an Applicant substantially in the form set forth as Attachment 5 to this Financing Order.

IT IS THEREFORE ORDERED that Finding of Fact 9.b of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

Upon completion of construction of the Project, the Applicants shall file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds (defined below) and accrued interest thereon not needed to pay Project costs, if any.

IT IS THEREFORE ORDERED that Finding of Fact 31 of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, the Stipulating Parties proposed that Net Proceeds be invested and that the interest earnings thereon be applied as a reduction or credit to customer rates other than through the Environmental Control Charge.

IT IS THEREFORE ORDERED that Finding of Fact 32 of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

Upon completion of construction of the Project, the Applicants propose to file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds

9

not needed to pay Project costs, if any. This shall include, without limitation, Net Proceeds remaining in the Wet Scrubber Project Fund. Upon completion of construction of the Project, to the extent Net Proceeds are not needed to pay costs of the Project and related Environmental Control Costs, remaining Net Proceeds shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge.

IT IS THEREFORE ORDERED that Ordering Paragraph 32 of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

All Environmental Control Bonds authorized by this Financing Order shall be issued at the same time unless the Applicants and the Financial Advisor both determine, based on facts then prevailing, that customer benefits are likely to be maximized by more than one issuance of Certificates and associated Environmental Control Bonds. Any such determination by the Applicants shall be documented in their Pricing Advice Letter. To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, the Net Proceeds shall be invested and the interest earnings thereon shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge.

IT IS THEREFORE ORDERED that Ordering Paragraph 40 of the Commission’s April 7, 2006 Order is hereby revised to read as follows:

Upon completion of construction of the Project, the Applicants shall file with the Commission and serve upon all parties a report detailing the total Project costs and the aggregate amount of Net Proceeds not needed to pay Project costs, if any. This shall include, without limitation, Net Proceeds remaining on the Wet Scrubber Project Fund. Upon completion of construction of the Project, to the extent Net Proceeds are not needed to pay costs of the Project and related Environmental Control Costs, remaining Net Proceeds shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge.

IT IS FURTHER ORDERED that Attachment 5 (AThe Form of Requisition@) to the April 7, 2006 Order is hereby modified as attached hereto.

IT IS FURTHER ORDERED that in response to the Petition for Reconsideration filed by the WVEUG, the Commission’s April 7, 2006 Order is clarified as set forth in the Conclusions of Law of this Order.

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IT IS FURTHER ORDERED that the Commission’s Executive Secretary serve a copy of this order upon all parties of record by United States First Class Mail and upon Commission Staff by hand delivery.

IT IS FURTHER ORDERED that upon entry of this order this case shall be removed from the Commission’s docket of open cases.

Commissioner R. Michael Shaw has recused himself from Case Nos. 00-0801-E-PC, 00-1616-E-PC, 00-1246-E-PC, 03-0695-E-PC, 05-0402-E-CN, and 05-0750-E-PC.

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ATTACHMENT 5

Form of Requisition

BORROWER: MONONGAHELA POWER COMPANY
PROJECT: POLLUTION CONTROL FACILITIES, FT. MARTIN PLANT
BONDS: $_________________________ PRINCIPAL AMOUNT OF SENIOR SECURED ENVIRONMENTAL CONTROL BONDS, 200_ SERIES _
REQUISITION NO.: _______
In the Aggregate Amount of $____________
TO:	[C] (the AEscrow Agent@)
The undersigned, on behalf of the Borrower, hereby requests payment(s) from the account of the Project Fund (the AProject Fund@) established pursuant to an Escrow Agreement, dated [C], 2006, between the Escrow Agent and Monongahela Power Company (the AEscrow Agreement@) in the amount(s), to the payee(s) and for the purpose(s) as set forth in Schedule I attached hereto and incorporated herein by reference to this requisition (this ARequisition@). All capitalized terms used and not defined herein will have the meanings set forth in the Escrow Agreement.
Attachments:
Schedule I: Payment Information
Schedule II: Consulting Engineer Certificate

The undersigned, hereby certifies:

1.
each obligation stated on this Requisition has been incurred in accordance with the provisions of the Escrow Agreement, each item is a proper charge against the Project Fund, and each obligation has not been the basis for a prior requisition that has been paid;

2.
there has not been filed with or served upon the Borrower notice of any lien, right to lien or attachment upon or claim against any portion of the Project (as hereinafter defined) or any other asset of the Borrower, affecting the right to receive payment of, any of the monies payable to any of the payees named in this written request, which has not been released or will not be released simultaneously with the payment of such obligation, other than materialmen’s or mechanics’ liens accruing by mere operation of law;

3.
following payment of the amounts requested under this Requisition, not less than 100% of amounts paid from proceeds of the Bonds will have been applied to the payment of Environmental Control Costs or Financing Costs authorized by the Financing Order;

4.
as of the date hereof no event or condition has happened or is happening or exists that constitutes, or that with notice or lapse of time or both, would constitute, an Event of Default under the Escrow Agreement;

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5.
the Project consists of a flue gas desulfurization system (the AWet Scrubbers@) and related facilities (collectively, the AProject@) at the Ft. Martin generating station in Monongalia County, West Virginia, as described more fully in the Joint Stipulation and Agreement for Settlement in Case Nos. 05-0402-E-CN and 05-0750-E-PC (the AFO Joint Stipulation@), except to the extent the Borrower has provided written notice to the West Virginia Public Service Commission (the ACommission@) of a proposed change in the Project, and within 30 days the Commission has neither noticed a hearing concerning the proposed change, which hearing has not yet resulted in Commission disapproval of the proposed change, nor issued an order disapproving the proposed change;

6.
no changes have been made in the Project which require and have not received the prior approval of (i) any other Governmental Authority having jurisdiction over the Project or (ii) any other parties from whom such approval is required;

7.
as of the date hereof, the Borrower has executed change orders (increasing/decreasing) the cost of the Project by $_______ in the aggregate, has notified the Consulting Engineer of such changes and, to the extent necessary, has received any and all necessary approvals from the Commission;

8.	all monies requisitioned by the Borrower under previously approved requisitions have been expended for the purpose for which they were requisitioned;

9.
the Borrower (i) has not received notice from or been informed by the Commission or by any other Governmental Authority or the Consulting Engineer of any alleged deficiencies in the work performed to date or (except as provided in paragraphs 5 and 6 above) any deviation of such work from the scope of the Project set forth in the Joint Stipulation or notice of any assertion of a claim that the Project has not been constructed in accordance with all applicable Requirements and (ii) has attached hereto Schedule II, a Consulting Engineer Certificate, as required under section [?] of the Escrow Agreement certifying the Project is currently in compliance with applicable Plans and Specifications;

10.	all of the information submitted to the Escrow Agent in connection with this Requisition is true and accurate as of the date of submission;

11.	funding of this Requisition shall be in accordance with the terms and provisions of the Escrow Agreement and the Financing Order;

12.
all representations and warranties set forth in the Escrow Agreement, the Sale Agreement and the Servicing Agreement are true and correct as of the date hereof with the same effect as if made on this date; and

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13.	the Borrower has complied with all covenants in the Escrow Agreement, the Sale Agreement and the Servicing Agreement.

Executed this ____ day of ____, _____.
MONONGAHELA POWER COMPANY

By: _____________________________________
Title:

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SCHEDULE I

Payment Information

Item No.	Payee & Account Information	Amount	Purpose
1.	[Payee name] [Payee account name and number] [Attach payment and wiring instruction]	$
2.	[Payee name] [Payee account name and number] [Attach payment and wiring instruction]	$
3.	[Payee name] [Payee account name and number] [Attach payment and wiring instruction]	$

SCHEDULE II

Consulting Engineer’s Certificate

PUBLIC SERVICE COMMISSION
OF WEST VIRGINIA
CHARLESTON

At a session of the PUBLIC SERVICE COMMISSION OF WEST VIRGINIA in the City of Charleston on the 17th day of January, 2007.

CASE NO. 05-0402-E-CN

MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, each
doing business as ALLEGHENY POWER
Application for certificate of Convenience
and Necessity for construction of emission
control facilities at the Ft. Martin
Generating Station in Monongalia County, West Virginia.

CASE NO. 05-0750-E-PC

MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, each
doing business as ALLEGHENY POWER
Petition for consent and approval for
financing and affiliated agreements which
complement the certificate application.

COMMISSION ORDER

On January 11, 2006 the Monongahela Power Company (Mon Power) and The Potomac Edison Company (PE), each dba Allegheny Power (the Applicants), along with other parties, filed a Joint Stipulation and Agreement for Settlement (FO Joint Stipulation) which recommended to the Commission a resolution of two related matters then pending before the Commission: (i) the Applicants’ request that the Commission grant a certificate of public convenience and necessity (Certificate) authorizing the Applicants to construct and operate a flue gas desulfurization system (Wet Scrubber) and related facilities (collectively, the Project) at the Ft. Martin generating station in Monongalia County, West Virginia (Ft. Martin), as set forth in the Application for Certificate of Public Convenience and Necessity (Certificate Application) filed with the Commission on March 24, 2005 and docketed as Case No. 05-0402-E-CN (Certificate Case); and (ii) the Applicants’ request that the Commission issue a financing order (Financing Order) pursuant to the provisions of West Virginia Code§ 24-2-4e (Section 4e) to authorize the Applicants to finance the construction of the Project and related

Public Service Commission
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financing costs using the securitization financing mechanism (Securitization), as provided in the Application for Financing Order, Approval of Affiliated Agreements, and Related Relief (Financing Order Application, and together with the Certificate Application, the Applications) filed with the Commission on May 24, 2005 and docketed as Case No. 05-0750-E-PC (Financing Order Case, and together with the Certificate Case, the Consolidated Cases).

The Commission issued an Order on April 7, 2006 (revised by an order issued June 13, 2006, collectively, the Financing Order) that, among other things, granted and approved the relief and conditions contained within the FO Joint Stipulation, except to the extent certain conditions were modified by the Financing Order. In addition to the many Securitization-related approvals in the Financing Order, the Commission made the following specific findings about the Wet Scrubber, its estimated construction cost, recoverable Financing Costs, and the process by which the Applicants may seek the recovery of actual construction costs that may exceed the previous estimated amount:

1.    The Commission determined that the maximum amount of Environmental Control Costs that may be financed from the proceeds of Environmental Control Bonds is $338 million, the amount included in the FO Joint Stipulation and reflective of the cost estimate for the Wet Scrubber as of May 24, 2005.

2.    The Commission determined that Upfront Financing Costs in an aggregate amount of up to $27 million may be recovered from the proceeds of Environmental Control Bonds, subject to separate cost caps of $14.25 million on Lender Consent Costs (Indirect Cost Cap) and $12.75 million on Securitization transaction-related costs.

3.    To the extent the “actual amount” of Environmental Control Costs exceeded $338 million, the Applicants may seek recovery of the excess in a subsequent base rate proceeding and any and all parties would be free to take whatever position they deem appropriate concerning the recovery of the excess amounts.

On October 3, 2006 the Applicants filed a “Petition to Reopen Proceedings and to Amend Financing Order” (Petition to Reopen and Amend). Therein the Applicants requested a reopening pursuant to Rule 19.5 of the Rules of Practice and Procedure (Procedural Rules) for the purpose of amending the Commission’s Financing Order. The Applicants explained that, as a direct result of further engineering and design work, evaluation of site specific conditions at Ft. Martin by the prime contractors, and initial procurement activities, all of which were conducted subsequent to the issuance of the Financing Order, the Applicants’ current construction cost estimate for the Project may reach up to $550 million, exclusive of Financing Costs. The Applicants also explained with accompanying analysis that the Project continues to be the best option for controlling emissions at Ft. Martin, even at the increased construction cost estimate. To mitigate the exposure to further significant cost escalations that could result from any delay in the Project’s schedule and to enable the Applicants to take advantage of the current, relatively lower interest rates in the financial markets, the Applicants respectfully

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of West Virginia
Charleston
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requested the Commission to consider the Petition to Reopen and Amend on an expedited basis and enter an order by no later than January 1, 2007 that would modify the Financing Order:

a.    To amend the Applicants’ certificate of public convenience and necessity for the Project as described in, and at the revised Project construction cost estimate set forth in the Petition to Reopen and Amend, as that revised cost estimate may be further specified in future filings;

b.    To authorize the Applicants to finance and recover from the Proceeds of Environmental Control Bonds up to $550 million in Project-related Environmental Control Costs;

c.    To decrease the Indirect Cost Cap from $14.25 million to $7 million and increase the Direct Cost Cap from $12.75 million to $16 million;

d.    To authorize the Applicants to impose Environmental Control Charges on the Applicants’ West Virginia customers in amounts that reflect the increased authorizations to issue Environmental Control Bonds (in an amount up to $573 million, plus Financial Advisor Costs) as set forth herein; and

e.    To make such other changes in and modifications to the Financing Order as may be necessary or convenient to accomplish the purposes set forth in the Petition to Reopen and Amend.

The Applicants estimated that the ECC charge for the average residential customer over the life of the bonds would be approximately $3.79 per month (an increase of $1.44 over the amount reflected in the Financing Order). Calculated on a dollars-per-megawatt basis, the estimated ECC for all customers over the life of the Bonds based on these financing assumptions is $3.34 per megawatt hour (an increase of $1.27 over the amount reflected in the Financing Order).

The Applicants filed a letter on November 2, 2006 noting the potential to increase the amount of the ECC to an amount greater than the amount appearing in these cases’ original notice of filing. The letter reflected that Commission Staff (Staff) and the Consumer Advocate Division of the Public Service Commission (CAD) agreed that publication was appropriate. The Applicants requested that the Commission enter an order directing the Applicants to publish the proposed notice.

Staff filed its “Initial Joint Staff Memorandum on Reopening” on November 6, 2006 noting progress by the parties and recommending, among other things, that the Commission require publication of the Companies’ filing.

Public Service Commission
of West Virginia
Charleston
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On November 13, 2006 the Companies filed a Supplement to Petition to Reopen and Amend. Therein, the Applicants provided additional detail in support of the current construction cost estimate of $550 million and explained the principal factors for the increase between the Applicants’ May 2005 estimate and the current Project estimate.

By a Commission Order entered November 28, 2006 the Applicants were required to provide notice of this filing.

On December 18, 2006 pursuant to West Virginia Code§ 24-1-9 and Rules 11 and 13.4 of the Commission’s Procedural Rules, the Applicants, Staff, the CAD, the West Virginia Energy Users Group (WVEUG), the West Virginia Building and Construction Trades Council, AFL-CIO (Building Trades) and American Bituminous Power Partners, L.P. (AMBIT, and together with the Applicants, Staff, the CAD, the WVEUG, and Building Trades, the Parties) filed a Joint Stipulation and Agreement to Modify Financing Order (Joint Stipulation to Modify Financing Order).

The stated purpose of the Joint Stipulation to Modify Financing Order is to recommend to the Commission a fair and reasonable resolution of the issues raised by the Applicants’ October 3, 2006 Petition to Reopen and Amend and November 13, 2006 Supplement to Petition to Reopen and Amend (collectively, the Petitions to Reopen and Amend).

In addition to the issues raised by the Applicants’ Petitions to Reopen and Amend, the Parties to the Joint Stipulation to Modify Financing Order considered certain amendments to the transaction structure related provisions of the Financing Order that were suggested by the Commission’s Financial Advisor. The suggested amendments would afford the Applicants’ Special Purpose Entities (SPEs) the flexibility to elect to issue Environmental Control Bonds directly to the public without the use of the Grantor Trust or the Grantor Trust’s issuance of Certificates, which would, in turn, make the transaction less complex and potentially broaden the market base for the Environmental Control Bonds.

The Parties asked that the Commission modify the Financing Order consistent with the terms of the Joint Stipulation to Modify Financing Order in its entirety, without additions, deletions, or modifications. Specifically, the Joint Stipulation to Modify Financing Order recommended that the Commission modify the Financing Order:

a.
To amend the Applicants’ certificate of public convenience and necessity for the Project as requested by the Applicants’ Petitions to Reopen and Amend and as described in this Joint Stipulation and Agreement to Modify Financing Order;

b.	To authorize the Applicants to finance and recover from the Proceeds of Environmental Control Bonds up to $450 million in Project-related Environmental Control Costs;

Public Service Commission
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c.
To decrease the maximum amount of Financing Costs to be recovered from Environmental Control Bond proceeds from $27 million to $16.5 million, exclusive of the costs for the Financial Advisor, by decreasing the Indirect Financing Cost Cap from $14.25 million to $1.0 million and increasing the Direct Financing Cost Cap from $12.75 million to $15.5 million;

d.
To authorize the Applicants to impose Environmental Control Charges on the Applicants’ West Virginia customers in amounts that reflect the increased authorizations to issue Environmental Control Bonds (in an amount up to $466.5 million, plus Financial Advisor Costs) as set forth herein;

e.
To allow the Applicants to seek recovery in ENEC review proceedings of a rate-of-return, plus associated and appropriate taxes, on Project CWIP expenditures in excess of $450 million through a Project Surcharge, as further detailed in this Joint Stipulation and Agreement to Modify Financing Order;

f.	To reflect the provisions contained in this Joint Stipulation and Agreement to Modify Financing Order concerning the Commission Staff’s audit and review of Project expenditures;

g.	To modify certain transaction structure-related provisions of the Financing Order, as detailed in Appendix B [of the Joint Stipulation to Modify Financing Order]; and

h.
To make such other changes in and modifications to the Financing Order as may be necessary or convenient to accomplish the purposes set forth in the Applicants’ Petitions to Reopen and Amend and in this Joint Stipulation and Agreement to Modify Financing Order.

The Applicants filed affidavits evidencing publication in accordance with the Commission’s November 28, 2006 Order. No protests were filed.

DISCUSSION

The Commission reviewed the Joint Stipulation to Modify Financing Order and agrees with the recommendations contained therein. To that end the Commission shall adopt the Joint Stipulation to Modify Financing Order (attached hereto) and shall direct that the parties comport their actions with the directives contained therein.

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of West Virginia
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Additionally, and on its own motion, the Commission shall herein modify the Financing Order for the reasons described in the following Conclusions of Law.

FINDINGS OF FACT

1.    On October 3, 2006 the Applicants filed the Petition to Reopen and Amend for the purpose of amending the Commission’s April 7, 2006 Financing Order.

2.    By a Commission Order entered November 28, 2006 the Applicants were required to provide notice of this filing.

3.    On December 18, 2006 pursuant to West Virginia Code§ 24-1-9 and Rules 11 and 13.4 of the Commission’s Procedural Rules, the Parties filed the Joint Stipulation to Modify Financing Order asking the Commission to modify the Financing Order.

4.    No protests have been filed to the Applicants’ petition to modify the certificate in this case.

CONCLUSIONS OF LAW

1.    The addition of the Wet Scrubber at Ft. Martin is necessary and prudent under the circumstances, and is preferable to the alternatives available to the Applicants.

2.    Increasing the authorized amount for the issuance of Environmental Control Bonds by a portion of the increase in the current Project construction cost estimate is reasonable and will result in costs to the Applicants’ respective customers in the State that (i) are lower than would result from the use of traditional utility financing mechanisms, and (ii) are just and reasonable.

3.    The maximum amount of Environmental Control Costs that shall be financed under authority of a modified Financing Order should be increased from the $338 million amount presently reflected in the Financing Order to $450 million.

4.    The issuance of Environmental Control Bonds, together with the imposition and collection of the ECC from the Applicants’ respective customers in the State in amounts consistent with the modifications recommended in the Joint Stipulation to Modify Financing Order, is just and reasonable, is otherwise consistent with the public interest, and constitutes a prudent, reasonable, and appropriate mechanism for the financing of the Environmental Control Activities.

5.    To the extent the actual amount of Environmental Control Costs exceeds the $450 million maximum for securitization financing, it is reasonable to allow the Applicants to seek recovery of the excess amounts in a subsequent rate proceeding, wherein the other Parties

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will take their respective positions concerning the recovery of any amounts above the securitization maximum.

6.    The maximum amount of Upfront Financing Costs that the Applicants may recover from the proceeds of the Environmental Control Bonds shall be reduced from $27 million, as provided for in the Financing Order, to an amount of $16.5 million by modifying the Indirect Cost Cap from $14.25 million to $1.0 million, and the Direct Cost Cap from $12.75 million to $15.5 million.

7.    As there are certain flue gas desulfurization construction activities common to Ft. Martin and a similar flue gas desulfurization system construction project at the Hatfield’s Ferry generating station, the Commission shall ensure that (1) the expenditures for such common activities are reasonably allocated between the projects; (2) the construction costs are properly assigned between the two projects; and (3) the securitized expenditures are segregated from those Environmental Control Costs in excess of $450 million that are incurred by the Applicants. To that end:

a.    During the period of construction activities at the Ft. Martin site and Hatfield’s Ferry site the Applicants and their affiliated companies will prepare and submit a monthly executive summary, including a summary of capital expenditures to date.

b.    Upon request by Staff, the Applicants will provide additional information for both projects, including a tabulation of all itemized costs and expenditures including: engineering design, company labor, contractor costs, materials, purchases by vendor and all other capitalized cost to the extent such information is not provided in the executive summaries.

c.    Staff will have such access to the Applicants’ and its affiliates’ books and records as is reasonable and necessary for it to conduct, from time to time, audits and reviews of Project construction expenditures.

d.    Any audits or reviews will be conducted at the election of Staff, with the further understanding, however, that the Applicants and Staff will cooperate to ensure that such audits or reviews are reasonably scheduled.

e.    The Applicants will cooperate with, and fully respond to, reasonable information requests from Staff, and Staff will cooperate with the Applicants with respect to any information requested by Staff that the Applicants consider to be confidential and, therefore, deserving of protection from release. To the extent that Staff does not agree that information requested from the Applicants is confidential, Staff will be free to advocate to the Commission that such information should not be afforded the protections of confidential treatment.

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f.    Further, for purposes of future base rate or other rate proceedings, Staff shall retain its audit and review authority in order to investigate and make recommendations to the Commission concerning the reasonableness and prudence of expenditures at Ft. Martin, and the proper allocation of costs between and among the Ft. Martin and Hatfield’s Ferry projects.

8.    Appendix A to the Joint Stipulation to Modify Financing Order presents a reasonable estimate of the expected impact of the estimated ECC for each of the Applicants’ customer classes based upon demand levels and the above-described modifications to the maximum amounts of Environmental Control Costs and Financing Costs that may be financed under a modified Financing Order and are based on the following modifications from the FO Joint Stipulation: (i) a maximum amount of estimated Environmental Control Costs to be financed of $450 million and estimated aggregate recoverable Upfront Financing Costs of $16.5 million; (ii) the Project construction schedule; (iii) two essentially contemporaneous issuances of Environmental Control Bonds, one for each applicant (as compared to the Applicants’ prior assumption that the Environmental Control Bonds would be issued in two series of Certificates issued by a Grantor Trust, with each series of Certificates reflecting an interest in a separate series of Environmental Control Bonds issued by each applicant); (iv) an allocation of Financing Costs among customer classes identical to that previously agreed to and recommended by the Parties in the FO Joint Stipulation; and (v) the recovery of Ongoing Financing Costs consistent with the provisions of the Financing Order.

9.    The final characteristics of the Environmental Control Bonds, including but not limited to the timing, principal amount, interest rate, and term of each issuance, as well as the allocation of costs to customer classes based on forecasted demand relative to other classes, may differ from the estimates set forth in Appendix A to the Joint Stipulation to Modify Financing Order.

10.    To the extent the amount of actual Environmental Control Costs exceeds the $450 million maximum amount for financing through Environmental Control Bonds, the Applicants may seek recovery of the excess amounts in subsequent rate proceedings where all of the Parties will be free to take whatever position they deem appropriate concerning the recovery of any excess amounts.

11.    To the extent that actual Environmental Control Costs exceed the $450 million maximum for securitization financing during the construction period and prior to the inclusion of any amounts in excess of $450 million in the Applicants’ base rates in West Virginia, the Applicants may seek recovery of an overall rate-of-return, and associated and appropriate taxes, on such Project CWIP expenditures as part of the Applicants’ annual Expanded Net Energy Charge (ENEC) proceedings. The proceedings for “ENEC recovery of Project CWIP shall be as described in the Joint Stipulation to Modify Financing Order.

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12.    Pursuant to the filings made by the Applicants and the agreement by the Parties in the Joint Stipulation to Modify Financing Order it is reasonable to amend the Applicants’ certificate of public convenience and necessity for the Project.

13.    It is reasonable to modify Finding of Fact Paragraph 21 and Ordering Paragraph 72 of the Financing Order as such modifications to the transaction structure-related provisions of the Financing Order concerning the Grantor Trust would afford the Applicants’ SPEs the flexibility to elect to issue Environmental Control Bonds directly to the public without the use of the Grantor Trust or the Grantor Trust’s issuance of Certificates, which would, in turn, make the transaction less complex and potentially broaden the market base for the Environmental Control Bonds. Additionally, the Commission shall further modify Ordering Paragraph 72 to provide greater flexibility as to the offer and sale of the Environmental Control Bonds. Those paragraphs shall be modified as follows (additions are underlined and deletions are ~~struck through~~):

[Finding of Fact] 21. Each Applicant proposes to form a wholly-owned Delaware limited liability company that is authorized to do business solely in the State of Nevada (the “First Tier Subsidiary”). Each First Tier Subsidiary will then form a bankruptcy-remote, Delaware limited liability company (each a “Special Purpose Entity” or “SPE”) to serve as issuer of Environmental Control Bonds in the transaction, with the First Tier Subsidiary holding the entire membership interest in the SPE and thus making the SPE a disregarded entity for Federal and state income tax purposes. The purpose of each SPE will be essentially limited to (a) acquiring the Environmental Control Property from the First Tier Subsidiary, an acquisition funded by the proceeds generated by the SPE’s issuance of Environmental Control Bonds~~.~~ and (b) acquiring other assets directly or indirectly from an Applicant, which other acquisition or acquisitions are funded by proceeds generated by the SPE’s issuance of other SPE evidences of indebtedness, provided in any case that such acquisition or issuance is approved by a future order of this Commission and does not adversely affect the credit rating on any outstanding Environmental Control Bonds issued by such SPE.

[Ordering Paragraph] 72. Subject to the review of the Financial Advisor and the approval of the Commission, and subject to the Statutory Requirement and the Lowest Cost Objective, the Applicants shall be afforded flexibility:

a. except as otherwise provided in this Financing Order, ~~the Applicants shall be afforded flexibility~~ in determining (i) whether a portion or all of the Environmental Control Bonds and, as applicable, the Certificates, will be offered and sold directly to investors (for example, through a competitive sale, through an auction or through a private placement)

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rather than through an Underwriting Agreement with one or more underwriters, and (ii) the final terms of each series of the ~~Certificates and the~~ Environmental Control Bonds and, as applicable, the Certificates, including payment dates and legal final maturity dates, interest rates (or the method of determining interest rates), the terms of any interest rates swap agreement or similar agreement, the creation and funding of, if any, capital, reserve and over-collateralization subaccounts, and the levels of administration and servicing costs, underwriting costs and other Financing Costs~~.~~;

b. notwithstanding references in this Financing Order to the issuance of the Environmental Control Bonds to the Grantor Trust and the issuance of Certificates by the Grantor Trust, in determining whether the Environmental Control Bonds should be issued directly to the public without the use of the Grantor Trust or the Grantor Trust’s issuance of Certificates; and

c. in determining whether each SPE should issue other evidences of indebtedness in addition to the Environmental Control Bonds, and in this instance to specify in the SPE’s limited liability company agreement that the SPE may (but shall not be required to) issue other evidences of indebtedness; provided that any such issuance or specification is approved by a future order of this Commission and does not adversely affect the credit ratings on Environmental Control Bonds issued by such SPE.

14.    The Commission shall modify Ordering Paragraph 73 to match the flexibility regarding the offer and sale of the Environmental Control Bonds added to Ordering Paragraph 72. (Additions are underlined.)

[Ordering Paragraph] 73. Subject to the Commission’s and the Financial Advisor’s review of the substantially final forms of the Affiliated and Non-Affiliated Agreements, the Commission consents to and approves the proposed forms of the Affiliated Agreements and the Non-Affiliated Agreements (as filed with the Commission on June 24, 2005) for purposes of W.Va. Code§ 24-2-12, without approving the individual terms and conditions thereof; provided, however, that this consent and approval shall not limit the authority of the Applicants, with the consent and approval of the Financial Advisor, to cause a portion or all of the Environmental Control Bonds, and, as applicable, the Certificates, to be offered and sold directly to investors (for example, through a competitive sale, through an auction or through a private placement) rather than through an Underwriting Agreement with one or more underwriters. To the

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extent the Environmental Control Bonds, and, as applicable, the Certificates, are offered and sold directly to investors rather than through an Underwriting Agreement with one or more underwriters, underwriter certifications shall not be required under this Financing Order. The Applicants will file the final versions of the Affiliated Agreements and Non-Affiliated Agreements, reflecting final pricing terms, with the Commission not later than thirty (30) days after the date of delivery of each series of Environmental Control Bonds.

15.    Upon review of the language in the Financing Order, the Commission concludes that it is possible that if the lien of the Indenture is quickly released upon final payment of the Environmental Control Bonds and the Environmental Control Property is released from the lien and other provisions of the Indenture, then subsequent collections of the Environmental Control Charges might not be deposited to the Collection Account and might escape being credited to the ratepayers. To avoid that possibility, the Commission shall modify Finding of Fact 42 to ensure that ratepayers are fully credited. (Additions are underlined.)

[Finding of Fact]  42. The Collection Account and the Subaccounts described above are intended to provide for full and timely payment of scheduled principal and interest on the Environmental Control Bonds and all other components of the Periodic Bond Payment Requirement. If for any reason the amount of Environmental Control Charges remitted to the General Subaccount is insufficient to make all scheduled payments of principal and interest on the Environmental Control Bonds and to make payment on all of the other components of the Periodic Bond Payment Requirement, the Excess Funds Subaccount, and the Capital Subaccount will be drawn down, in that order, to make those payments. Any deficiency in the Capital Subaccount due to such withdrawals must be replenished on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional Accounts and Subaccounts as are necessary to segregate amounts received from various sources, or to be used for specified purposes. Such Accounts and Subaccounts will be administered and utilized as set forth in the Servicing Agreements and the Indentures. Upon the maturity of the Certificates and the Environmental Control Bonds and upon discharge of all obligations in respect thereof, remaining amounts in the Collection Account, other than amounts that were in the Capital Subaccount, will be released to the SPEs and equivalent amounts will be credited by the Applicants to their customers. Customers also will be credited by amounts equivalent to the amount of Environmental Control Charges that are collected by or for the benefit of the owner of Environmental Control Property but that are not required to be deposited to the Collection Account, for example, Environmental Control Charges collected after maturity of the Environmental Control Bonds and after discharge of all obligations in respect thereof.

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16.    The Commission shall modify Ordering Paragraph 32 so as to (1) provide greater flexibility in timing the issuance of the Environmental Control Bonds and (2) require a minimum of quarterly reporting of investment earnings on amounts held in the Project Fund. (Additions are underlined, deletions are ~~struck through~~, additions made through the Commission’s June 13, 2006 order are in italics.)

[Ordering Paragraph] 32. All Environmental Control Bonds authorized by this Financing Order shall be issued ~~at the same time unless the Applicants and the Financial Advisor both determine, based on facts then prevailing, that customer benefits are likely to be maximized by more than one issuance of Certificates and associated Environmental Control Bonds~~ either at the same time or at different times, depending upon whether, based on facts then prevailing, the Applicants and the Financial Advisor determine that customer benefits are likely to be maximized by the issuance of Environmental Control Bonds at the same time or at different times.. Any such determination by the Applicants shall be documented in their Pricing Advice Letter. To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, the Net Proceeds shall be invested and the interest earnings thereon shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge. To facilitate this reduction or crediting of other customer rates, the Applicants shall file with the Commission (and serve upon all parties), at least quarterly, reports detailing interest earnings on Net Proceeds invested in the Project Fund.

17.    In order to correspond with Conclusion of Law 13, the Commission shall modify Finding of Fact 46 to require the Applicants to indemnify customers for losses they incur by reason of any failure of the Applicants’ representations or Applicants’ breach of covenant in the Servicing Agreement, Sale Agreement, or Transfer Agreement. (Additions are underlined.)

[Finding of Fact] 46. The Commission finds and directs that an Applicant shall indemnify customers to the extent customers incur losses by reason of the negligence, recklessness or willful misconduct of that Applicant as Servicer, including without limitation losses associated with higher servicing fees payable to a substitute Servicer as a result of such negligence, recklessness or willful misconduct of that Applicant as Servicer. The Commission also finds and directs that an Applicant shall indemnify customers to the extent customers incur losses by reason of any failure of representation or breach of covenant of the Applicant, or of any affiliate of the Applicant, in the Servicing Agreement, the Sale Agreement or the Transfer Agreement.

18.    As the Environmental Control Bonds did not close on or before November 1, 2006 as originally contemplated, it is reasonable to authorize an interim payment of the Commission’s Financial Advisor through the modification of Ordering Paragraph 12. This

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interim payment shall be credited against the total amount due the Commission’s Financial Advisor and outside legal counsel. (Additions are underlined.)

[Ordering Paragraph] 12. No later than January 31, 2007, the Applicants shall pay to the Financial Advisor $100,761.13 and to the Financial Advisor’s outside legal counsel $146,429.84, representing the Financial Advisor’s verifiable reasonable out-of-pocket expenses incurred through November 30, 2006, in connection with the Application. The Financial Advisor Costs, less the $100,761.13 paid to the Financial Advisor and $146,429.84 paid to the Financial Advisor’s outside legal counsel on or before January 31, 2007, will be paid from the proceeds of the Certificates and the Environmental Control Bonds. To the extent determined at closing, payment of Financial Advisor Costs shall be paid by wire transfer at closing of the Certificates and the associated Environmental Control Bonds as a condition to closing. The Applicants are hereby authorized and directed to pay the $100,761.13 and $146,429.84 amounts so authorized no later than January 31, 2007, and upon ~~Upon~~ written authorization from the Commission’s Chairman or General Counsel, the Applicants are authorized and directed to pay to the Financial Advisor the additional amounts so authorized.

19.    The Commission shall modify Ordering Paragraph 86 to authorize the Commission to credit changes to the extent the Applicants’ verifiable costs of providing administrative services are less than the Applicants’ administrative fees. (Additions are underlined and deletions are ~~struck through~~.)

[Ordering paragraph] 86. In calculating their revenue requirements in a future base rate proceeding, the Applicants may seek to include or recognize any benefits not specifically described herein, and any costs incurred by the Applicants not specifically described herein, that may in either case arise from or be associated with the Environmental Control Activities authorized in the Financing Order, the issuance of the Certificates and the Environmental Control Bonds, or the use of the Affiliated or Non-Affiliated Agreements unless such inclusion or recognition is expressly precluded herein. Without limitation, other rates of each Applicant shall be adjusted to reflect (a) the Applicant’s Environmental Control Charge collections not required to pay principal, interest and other Financing Costs in respect of the Certificates and the Environmental Control Bonds, ~~and~~ (b) the amount by which the Applicant’s annual servicing fee exceeds the Applicant’s annual verifiable incremental cost of performing the servicing function~~.~~, and (c) the amount by which the Applicant’s annual administrative fee exceeds the Applicant’s annual verifiable incremental cost of performing the administration functions. In accepting this Financing Order, Applicants agree they will not object to such adjustment of other rates in any subsequent Commission proceeding.

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ORDER

IT IS THEREFORE ORDERED that the Joint Stipulation to Modify Financing Order (attached hereto) is hereby adopted in resolution to this proceeding and the Applicants and Parties are hereby directed to comport their actions with the directives contained therein.

IT IS FURTHER ORDERED that the maximum amount of Environmental Control Costs that shall be financed by the Environmental Control Bonds is hereby increased from $338 million to $450 million.

IT IS FURTHER ORDERED that the maximum amount of Upfront Financing Costs that the Applicants may recover from the proceeds of the Environmental Control Bonds are hereby reduced from $27 million to $16.5 million. Specifically, the Indirect Cost Cap is hereby reduced from $14.25 million to $1.0 million, and the Direct Cost Cap is hereby increased from $12.75 million to $15.5 million.

IT IS FURTHER ORDERED that the maximum amount that shall be financed by the Environmental Control Bonds is $466.5 million (which is comprised of the Environmental Control Costs ($450 million), the Upfront Financing Costs ($16.5 million)), plus the Commission’s Financial Advisor fees.

IT IS FURTHER ORDERED that during the period of construction activities at the Ft. Martin site and Hatfield’s Ferry site the Applicants and their affiliated companies shall prepare and submit a monthly executive summary, including a summary of capital expenditures to date.

IT IS FURTHER ORDERED that upon request by Staff, the Applicants will provide additional information for both projects, including a tabulation of all itemized costs and expenditures including: engineering design, company labor, contractor costs, materials, purchases by vendor and all other capitalized cost to the extent such information is not provided in the executive summaries.

IT IS FURTHER ORDERED that Staff shall have such access to the Applicants’ and its affiliates’ books and records as is reasonable and necessary for it to conduct, from time to time, audits and reviews of Project construction expenditures.

IT IS FURTHER ORDERED that any audits or reviews shall be conducted at the election of Staff, with the further understanding that the Applicants and Staff will cooperate to ensure that such audits or reviews are reasonably scheduled.

IT IS FURTHER ORDERED that Applicants shall cooperate with, and fully respond to, reasonable information requests from Staff, and Staff shall cooperate with the Applicants with respect to any information requested by Staff that the Applicants consider to be confidential and, therefore, deserving of protection from release. To the extent that Staff does not agree

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that information requested from the Applicants is confidential, Staff will be free to advocate to the Commission that such information should not be afforded the protections of confidential treatment.

IT IS FURTHER ORDERED that, for purposes of future base rate or other rate proceedings, Staff shall retain its audit and review authority in order to investigate and make recommendations to the Commission concerning the reasonableness and prudence of expenditures at Ft. Martin, and the proper allocation of costs between and among the Ft. Martin and Hatfield’s Ferry projects.

IT IS FURTHER ORDERED that the certificate of convenience and necessity to construct the flue gas desulfurization system, or “Wet Scrubber” at the Ft. Martin generating station near Maidsville in Monongalia County, West Virginia, as applied for by the Applicants on March 24, 2005 and as described in the FO Joint Stipulation filed January 11, 2006, and as further described and modified by the Joint Stipulation to Modify Financing Order, is hereby approved.

IT IS FURTHER ORDERED that Finding of Fact 21 of the Financing Order is hereby modified to read as follows:

[Finding of Fact] 21. Each Applicant proposes to form a wholly-owned Delaware limited liability company that is authorized to do business solely in the State of Nevada (the “First Tier Subsidiary”). Each First Tier Subsidiary will then form a bankruptcy-remote, Delaware limited liability company (each a “Special Purpose Entity” or “SPE”) to serve as issuer of Environmental Control Bonds in the transaction, with the First Tier Subsidiary holding the entire membership interest in the SPE and thus making the SPE a disregarded entity for Federal and state income tax purposes. The purpose of each SPE will be essentially limited to (a) acquiring the Environmental Control Property from the First Tier Subsidiary, an acquisition funded by the proceeds generated by the SPE’s issuance of Environmental Control Bonds and (b) acquiring other assets directly or indirectly from an Applicant, which other acquisition or acquisitions are funded by proceeds generated by the SPE’s issuance of other SPE evidences of indebtedness, provided in any case that such acquisition or issuance is approved by a future order of this Commission and does not adversely affect the credit rating on any outstanding Environmental Control Bonds issued by such SPE.

IT IS FURTHER ORDERED that Ordering Paragraph 72 of the Financing Order is hereby modified to read as follows:

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[Ordering Paragraph] 72. Subject to the review of the Financial Advisor and the approval of the Commission, and subject to the Statutory Requirement and the Lowest Cost Objective, the Applicants shall be afforded flexibility:

a.    except as otherwise provided in this Financing Order, in determining (i) whether a portion or all of the Environmental Control Bonds and, as applicable, the Certificates, will be offered and sold directly to investors (for example, through a competitive sale, through an auction or through a private placement) rather than through an Underwriting Agreement with one or more underwriters, and (ii) the final terms of each series of the Environmental Control Bonds and, as applicable, the Certificates, including payment dates and legal final maturity dates, interest rates (or the method of determining interest rates), the terms of any interest rates swap agreement or similar agreement, the creation and funding of, if any, capital, reserve and over-collateralization subaccounts, and the levels of administration and servicing costs, underwriting costs and other Financing Costs~~.~~;

b.    notwithstanding references in this Financing Order to the issuance of the Environmental Control Bonds to the Grantor Trust and the issuance of Certificates by the Grantor Trust, in determining whether the Environmental Control Bonds should be issued directly to the public without the use of the Grantor Trust or the Grantor Trust’s issuance of Certificates; and

c.    in determining whether each SPE should issue other evidences of indebtedness in addition to the Environmental Control Bonds, and in this instance to specify in the SPE’s limited liability company agreement that the SPE may (but shall not be required to) issue other evidences of indebtedness; provided that any such issuance or specification is approved by a future order of this Commission and does not adversely affect the credit ratings on Environmental Control Bonds issued by such SPE.

IT IS FURTHER ORDERED that Ordering Paragraph 73 of the Financing Order is hereby modified to read as follows:

[Ordering Paragraph] 73. Subject to the Commission’s and the Financial Advisor’s review of the substantially final forms of the Affiliated and Non-Affiliated Agreements, the Commission consents to and approves the proposed forms of the Affiliated Agreements and the Non-Affiliated Agreements (as filed

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with the Commission on June 24, 2005) for purposes of W.Va. Code§ 24-2-12, without approving the individual terms and conditions thereof; provided, however, that this consent and approval shall not limit the authority of the Applicants, with the consent and approval of the Financial Advisor, to cause a portion or all of the Environmental Control Bonds, and, as applicable, the Certificates, to be offered and sold directly to investors (for example, through a competitive sale, through an auction or through a private placement) rather than through an Underwriting Agreement with one or more underwriters. To the extent the Environmental Control Bonds, and, as applicable, the Certificates, are offered and sold directly to investors rather than through an Underwriting Agreement with one or more underwriters, underwriter certifications shall not be required under this Financing Order. The Applicants will file the final versions of the Affiliated Agreements and Non-Affiliated Agreements, reflecting final pricing terms, with the Commission not later than thirty (30) days after the date of delivery of each series of Environmental Control Bonds.

IT IS FURTHER ORDERED that Finding of Fact 42 of the Financing Order is hereby modified to read as follows:

[Finding of Fact]  42. The Collection Account and the Subaccounts described above are intended to provide for full and timely payment of scheduled principal and interest on the Environmental Control Bonds and all other components of the Periodic Bond Payment Requirement. If for any reason the amount of Environmental Control Charges remitted to the General Subaccount is insufficient to make all scheduled payments of principal and interest on the Environmental Control Bonds and to make payment on all of the other components of the Periodic Bond Payment Requirement, the Excess Funds Subaccount, and the Capital Subaccount will be drawn down, in that order, to make those payments. Any deficiency in the Capital Subaccount due to such withdrawals must be replenished on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional Accounts and Subaccounts as are necessary to segregate amounts received from various sources, or to be used for specified purposes. Such Accounts and Subaccounts will be administered and utilized as set forth in the Servicing Agreements and the Indentures. Upon the maturity of the Certificates and the Environmental Control Bonds and upon discharge of all obligations in respect thereof, remaining amounts in the Collection Account, other than amounts that were in the Capital Subaccount, will be released to the SPEs and equivalent amounts will be credited by the Applicants to their customers. Customers also will be credited by amounts equivalent to the amount of Environmental Control Charges that are collected by or for the benefit of the owner of Environmental Control Property but that are not required to be deposited to the

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Collection Account, for example, Environmental Control Charges collected after maturity of the Environmental Control Bonds and after discharge of all obligations in respect thereof.

IT IS FURTHER ORDERED that Ordering Paragraph 32 of the Financing Order (as previously modified by the Commission’s June 13, 2006 Order) is hereby modified to read as follows:

[Ordering Paragraph] 32. All Environmental Control Bonds authorized by this Financing Order shall be issued either at the same time or at different times, depending upon whether, based on facts then prevailing, the Applicants and the Financial Advisor determine that customer benefits are likely to be maximized by the issuance of Environmental Control Bonds at the same time or at different times.. Any such determination by the Applicants shall be documented in their Pricing Advice Letter. To the extent Net Proceeds are not needed immediately to pay costs of the Project and related Environmental Control Costs, the Net Proceeds shall be invested and the interest earnings thereon shall be applied as a reduction or credit to customer rates other than through the Environmental Control Charge. To facilitate this reduction or crediting of other customer rates, the Applicants shall file with the Commission (and serve upon all parties), at least quarterly, reports detailing interest earnings on Net Proceeds invested in the Project Fund.

IT IS FURTHER ORDERED that Finding of Fact 46 of the Financing Order is hereby modified to read as follows:

[Finding of Fact] 46. The Commission finds and directs that an Applicant shall indemnify customers to the extent customers incur losses by reason of the negligence, recklessness or willful misconduct of that Applicant as Servicer, including without limitation losses associated with higher servicing fees payable to a substitute Servicer as a result of such negligence, recklessness or willful misconduct of that Applicant as Servicer. The Commission also finds and directs that an Applicant shall indemnify customers to the extent customers incur losses by reason of any failure or representation or breach of covenant of the Applicant, or of any affiliate of the Applicant, in the Servicing Agreement, the Sale Agreement or the Transfer Agreement.

IT IS FURTHER ORDERED that Ordering Paragraph 12 of the Financing Order is hereby modified to read as follows:

[Ordering Paragraph] 12. No later than January 31, 2007, the Applicants shall pay to the Financial Advisor $100,761.13 and to the Financial Advisor’s outside legal counsel $146,429.84, representing the Financial Advisor’s verifiable

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reasonable out-of-pocket expenses incurred through November 30, 2006, in connection with the Application. The Financial Advisor Costs, less the $100,761.13 paid to the Financial Advisor and $146,429.84 paid to the Financial Advisor’s outside legal counsel on or before January 31, 2007, will be paid from the proceeds of the Certificates and the Environmental Control Bonds. To the extent determined at closing, payment of Financial Advisor Costs shall be paid by wire transfer at closing of the Certificates and the associated Environmental Control Bonds as a condition to closing. The Applicants are hereby authorized and directed to pay the $100,761.13 and $146,429.84 amounts so authorized no later than January 31, 2007, and upon written authorization from the Commission’s Chairman or General Counsel, the Applicants are authorized and directed to pay to the Financial Advisor the additional amounts so authorized.

IT IS FURTHER ORDERED that Ordering Paragraph 86 of the Financing Order is hereby modified to read as follows:

[Ordering Paragraph] 86. In calculating their revenue requirements in a future base rate proceeding, the Applicants may seek to include or recognize any benefits not specifically described herein, and any costs incurred by the Applicants not specifically described herein, that may in either case arise from or be associated with the Environmental Control Activities authorized in the Financing Order, the issuance of the Certificates and the Environmental Control Bonds, or the use of the Affiliated or Non-Affiliated Agreements unless such inclusion or recognition is expressly precluded herein. Without limitation, other rates of each Applicant shall be adjusted to reflect (a) the Applicant’s Environmental Control Charge collections not required to pay principal, interest and other Financing Costs in respect of the Certificates and the Environmental Control Bonds, (b) the amount by which the Applicant’s annual servicing fee exceeds the Applicant’s annual verifiable incremental cost of performing the servicing function, and (c) the amount by which the Applicant’s annual administrative fee exceeds the Applicant’s annual verifiable incremental cost of performing the administration functions. In accepting this Financing Order, Applicants agree they will not object to such adjustment of other rates in any subsequent Commission proceeding.

IT IS THEREFORE ORDERED that the Commission’s Orders of April 7, 2006 and of June 13, 2006 remain in full force and effect except as modified herein.

IT IS FURTHER ORDERED that upon entry of this Order these cases shall be removed from the Commission’s docket of open cases.

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IT IS FURTHER ORDERED that the Commission's Executive Secretary serve a copy of this Order upon all parties of record by United States First Class Mail and upon Commission Staff by hand delivery.

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ATTACHMENT

PUBLIC SERVICE C0MMISSION
OF WEST VIRGINIA
CHARLESTON

CASE NO. 05-0402-E-CN

MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

Application for Certificate of Public
Convenience and Necessity to Authorize
Construction of Emission Control Facilities
At the Ft. Martin Generating Station in
Monongalia County, West Virginia

CASE NO. 05-0750-E-P-C
MONONGAHELA POWER COMPANY and
THE POTOMAC EDISON COMPANY, both
doing business as ALLEGHENY POWER

Application for Financing Order,
Approval of Affiliated Agreements,
And Related Relief

JOINT STIPULATION AND
AGREEMENT TO MODIFY FINANCING ORDER

Pursuant to West Virginia Code §24-1-9 and Rules 11 and 13.4 of the Commission’s Rules of Practice and Procedure, Monongahela Power Company (“Mon Power”) and The Potomac Edison Company (“PE,” and together with Mon Power, the “Applicants”), the Staff of the Public Service Commission of West Virginia (“Staff”), the Consumer Advocate Division of the Public Service Commission of West Virginia (“CAD”), the West Virginia Energy Users Group (“WVEUG”), the West

Virginia Building and Construction Trades Council, AFL-CIO (“Building Trades”) and American Bituminous Power Partners, L.P. (“AMBIT,” and together with the Applicants, the Staff, the CAD, the WVEUG, and Building Trades, the “Parties”). hereby join in this Joint Stipulation and Agreement to Modify Financing Order (“Joint Stipulation to Modify Financing Order” ).

I.	Introduction and Procedural Summary

1.    On January 11, 2006, the Parties filed a Joint Stipulation and Agreement for Settlement (“FO Joint Stipulation”) which recommended to the Commission a resolution of two related matters then pending before the Commission: (i) the Applicants’ request that the Commission grant a certificate of public convenience and necessity (“Certificate”) authorizing the Applicants to construct and operate a flue gas desulfurization system (the “Wet Scrubbers”) and related facilities (collectively, the “Project”) at the Ft. Martin generating station in Monongalia County, West Virginia (“Ft. Martin”), as set forth in the Application for Certificate of Public Convenience and Necessity (“Certificate Application”) filed with the Commission on March 24, 2005 and docketed as Case No. 05-0402-E-CN (“Certificate Case”); and (ii) the Applicants’ request that the Commission issue a financing order (“Financing Order”) pursuant to the provisions of W. Va. Code§24-2-4e (“Section 4e”) to authorize the Applicants to finance the construction of the Project and related financing costs using the securitization financing mechanism (“Securitization”), as provided in the Application for Financing Order, Approval of Affiliated Agreements, and Related Relief (“Financing Order Application,” and together with the Certificate Application, the “Applications”) filed with

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the Commission on May 24, 2005 and docketed as Case No. 05-0750-E-PC (“Financing Order Case,” and together with the Certificate Case, the “Consolidated Cases”).

2.    The Commission issued an Order on April 7, 2006 (“Financing Order”) that, among other things, granted and approved the relief and conditions contained within the FO Joint Stipulation, except to the extent certain conditions were modified in the Financing Order1.In addition to the many Securitization-related approvals in the Financing Order, the Commission made the following specific findings about the Wet Scrubber, its estimated construction cost, recoverable Financing Costs, and the process by which the Applicants may seek the recovery of actual construction costs that may exceed the previous estimated amount.

•
The Commission determined that the maximum amount of Environmental Control Costs that may be financed from the proceeds of Environmental Control Bonds is $338 million, the amount included in the FO Joint Stipulation and reflective of the cost estimate for the Wet Scrubber as of May 24, 2005.

•
The Commission determined that Upfront Financing Costs in an aggregate amount of up to $27 million may be recovered from the proceeds of Environmental Control Bonds, subject to separate cost caps of $14.25 million on Lender Consent Costs (“Indirect Cost Cap”) and $12.75 million on Securitization transaction-related costs[2]

•	To the extent the “actual amount” of Environmental Control Costs exceeded $338 million, the Applicants may seek recovery of the excess in a subsequent base rate proceeding and any and all parties

1 The Financing Order, as referenced herein, is intended to incorporate the Commission’s subsequent June 13, 2006 Order, which amended certain transaction structure-related aspects of the April 7, 2006 Financing Order.

2 The Financing Order defined “Direct Cost” to include all Issuance Costs. Regulatory Costs (other than Financial Advisor Costs), and any other Upfront Financing Costs that do not explicitly fall with the definitions of Issuance Costs and Regulatory Costs.

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would be free to take whatever position they deem appropriate concerning the recovery of the excess amounts.

3.    The purpose of this Joint Stipulation to Modify Financing Order is to recommend to the Commission a fair and reasonable resolution of the issues raised by the Applicants’ October 3, 2006 Petition to Reopen Proceedings and to Amend Financing Order (“Petition to Reopen and Amend”) and November 13, 2006 Supplement to Petition to Reopen Proceedings and to Amend Financing Order (“Supplement to Petition to Reopen and Amend” and, collectively, “Petitions to Reopen and Amend”).

4.    In their Petition to Reopen and Amend, the Applicants explained that, as a direct result of further engineering aid design work, evaluation of site specific conditions at Ft. Martin by the prime contractors, and initial procurement activities, all of which were conducted subsequent to the issuance of the Financing Order, the Applicants’ current construction cost estimate for the Project may reach up to $550 million, exclusive of Financing Costs. The Applicants also explained with accompanying analysis that the Project continues to be the best option for controlling emissions at Ft. Martin, even at the increased construction cost estimate. To mitigate the exposure to further significant cost escalations that could result from any delay in the Project’s schedule and to enable the Applicants to take advantage of the current, relatively lower interest rates in the financial markets, the Applicants respectfully requested the Commission to consider the Petition to Reopen and Amend on an expedited basis and enter an order by not later than January 1, 2007 that would modify the Financing Order:

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a.
To amend the Applicants’ certificate of public convenience and necessity for the Project as described in, and at the revised Project construction cost estimate set forth in the Petition to Reopen and Amend, as that revised cost estimate may be further specified in future filings;

b.	To authorize the Applicants to finance and recover from the Proceeds of Environmental Control Bonds up to $550 million in Project related Environmenntal Control Costs;

c.	To decrease the Indirect Cost Cap from $14.25 million to $7 million and increase the Direct Cost Cap from $12.75 million to $16 million;

d.
To authorize the Applicants to impose Environmental Control Charges on the Applicants’ West Virginia customers in amounts that reflect the increased authorizations to issue Environmental Control Bonds (in an amount up to $573 million, plus Financial Advisor Costs) as set forth herein; and

e.	To make such other changes in and modifications to the Financing Order as may be necessary or convenient to accomplish the purposes set forth in this Petition.

5.    In their Supplement to Petition to Reopen and Amend, the Applicants provided additional detail in support of the current construction cost estimate of $550 million and explained the principal factors for the increase between the Applicants’ May 2005 estimate and the current Project estimate.

II.	Discussions Leading to Joint Stipulation to Modify Financing Order

6.    Prior to and following the Applicants’ October 3, 2006 Petition to Reopen and Amend, the Applicants, the Staff, the CAD, and the WVEUG have met on many occasions to discuss the issues raised by the Petitions to Reopen and Amend and to attempt to negotiate a proposed settlement of those issues, especially as the Petitions relate to the precise terms and conditions of the Financing Order for which the Applicants
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are seeking amendments. Specifically, during conferences held in September, October, November, and December 2006, and in various correspondence, meetings and telephone discussions during that period, the Parties attempted to address, narrow or eliminate certain of the issues and concerns raised by the Parties with respect to the Petitions to Reopen and Amend. Based on these negotiations. the Parties have reached the recommended settlement of the Petitions to Reopen and Amend, the terms of which are described in Sections III, IV and V, below.

7.   In addition to the issues raised by the Applicants’ Petitions to Reopen and Amend, the Parties have considered certain amendments to the transaction structure- related provisions of the Financing Order that have been suggested by the Commission’s Financial Advisor. The suggested amendments would afford the Applicants’ Special Purpose Entities (“SPEs”) the flexibility to elect to issue Environmental Control Bonds directly to the public without the use of the Grantor Trust or the Grantor Trust’s issuance of Certificates, which would, in turn, make the transaction less complex and potentially broaden the market base for the Environmental Control Bonds.

8.   The specific language used in the Financing Order, as amended, together with the provisions of Section 4e, will constitute the basis for rating agency approval and market acceptance of the Environmental Control Bonds to be issued under the authority of the Financing Order. Consequently, the Parties stipulate, agree and recommend that the Commission amend the Financing Order consistent with the terms of this Joint Stipulation to Modify Financing Order in its entirety, without additions, deletions, or modifications.

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III.	Stipulation and Agreements as to the Estimated Project Construction Cost, the Securitization Amount, Recoverable Financing Costs and Related Matters

9.   The Parties stipulate, agree and recommend that the Commission make the findings and determinations set forth in this Section III in order to modify the Financing Order to: (i) increase from $338 million to $450 million the maximum amount of the Environmental Control Costs at the Project that may be financed from the proceeds of the Environmental Control Bonds that will be issued under the authority of the Financing Order; (ii) decrease from $27 million to $16.5 million the amount of Upfront Financing Costs that may be recovered from Environmental Control Bond proceeds by reducing the Indirect Cost Cap to $1 million and increasing the Direct Cost Cap to $15.5 million; (iii) reflect the provisions in this Section III, below, regarding the Staff’s audit and review of Project construction expenditures; (iv) recover an Environmental Control Charge from the Applicants’ electric customers in West Virginia consistent with the modification to the maximum amount of Environmental Control Bonds, as detailed below; (v) reflect the provisions in this Section III, below, that provide a framework for the Applicants to seek recovery of a rate-of-return on the amounts of actual construction work in progress expenditures that exceed the $450 million maximum for securitization financing during the period prior to the completion and placing of the Project into commercial service (“Project CWIP expenditures”), and (vi) amend the Applicants’ certificate of public convenience and necessity for the Project as described and at the revised construction cost estimate reflected in the Applicants’ Petitions to Reopen and Amend.

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A.	Current Estimate of Environmental Control Costs

10.   The Applicants have informed the Parties that the current estimate for constructing the Ft. Martin Project has increased to $550 million. The Parties continue to agree that the addition of the planned Wet Scrubbers at Ft. Martin is necessary and prudent under the circumstances, and is preferable to any alternatives available to the Applicants. The Parties agree that the authorized amount for the issuance of Environmental Control Bonds should be increased. The Parties also agree, however, that the full amount of the current estimated Project construction costs should not be financed through Environmental Control Bonds. Instead, the Parties agree that increasing the authorized amount for the issuance of Environmental Control Bonds by a portion of the increase in the current Project construction cost estimate is reasonable and will result in costs to the Applicants’ respective customers in the State that (i) are lower than would result from the use of traditional utility financing mechanisms, and (ii) are just and reasonable. The financing of additional Environmental Control Costs, plus Upfront Financing Costs in the modified amount described below, through the issuance of the Environmental Control Bonds to the extent recommended by the Parties in Paragraph 13, and as reflected in Appendix A, hereof, will result in benefits to the Applicants’ respective customers and the State in general. Accordingly, the Parties agree that the maximum amount of Environmental Control Costs that will be financed under authority of a modified Financing Order should be increased from the $338 million amount presently reflected in the Financing Order to $450 million. The Parties further agree that the issuance of Environmental Control Bonds, together with the imposition and collection
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of the ECC from the Applicants’ respective customers in the State in amounts consistent with the modifications recommended in this Joint Stipulation to Modify Financing Order, is just and reasonable, is otherwise consistent with the public interest, and constitutes a prudent, reasonable, and appropriate mechanism for the financing of the Environmental Control Activities. Consistent with the FO Joint Stipulation and the Financing Order, the Parties agree and recommend that to the extent the actual amount of Environmental Control Costs exceeds the $450 million maximum for securitization financing, the Applicants may seek recovery of the excess amounts in a subsequent rate proceeding, wherein the other Parties will take their respective positions concerning the recovery of my amounts above the securitization maximum.

B.	Modification of Recoverable Upfront Financing Costs

11.   a.    The Parties agree that the maximum amount of Upfront Financing Costs that the Applicants may recover from the proceeds of the Environmental Control Bonds shall be reduced from $27 million, as provided for in the Financing Order, to an amount of $16.5 million by modifying the Indirect and Direct Cost Caps as specified in sections b, and c, below, of this Paragraph 11.

b.    The Parties agree to modify the maximum amount of Lender Consent Costs that the Applicants may recover from the proceeds of the Environmental Control Bonds by reducing the Indirect Cost Cap from $14.25 million to $1.0 million.

c.    The Parties agree to modify the maximum amount of the Direct Cost category of Upfront Financing Costs that the Applicants’ may recover from the proceeds
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of the Environmental Control Bonds by increasing the Direct Cost Cap from $12.75 million to $15.5 million.

C.	Staff Audit and Review of Project Construction Expenditures

12.    The Applicants have informed the Parties, that certain construction activities common to the Project and to a similar flue gas desulfurization system construction project at the Hatfield’s Ferry generating station (which, effective with the Applicants’ asset swap, will not be owned by Applicants’ but by an unregulated affiliate) are being undertaken at the Ft. Martin site and that such common activities will benefit the Ft. Martin Project by minimizing the costs for these limited common activities. In order to ensure that: (1) the expenditures for such common activities are reasonably allocated between the projects; (2) the construction costs are properly assigned between the two projects; and (3) the securitized expenditures are segregated from those Environmental Control Costs in excess of $450 million that are incurred by the Applicants, the Applicants agree to submit the following reporting information. During the period of construction activities at the Ft. Martin site and Hatfield’s Ferry site the Applicants and their affiliated companies will prepare and submit a monthly executive summary, including a summary of capital expenditures to date. Upon request by Staff, the Applicants will provide additional information for both projects, including a tabulation of all itemized costs and expenditures including: engineering design, company labor, contractor costs, materials, purchases by vendor and all other capitalized cost to the extent such information is not provided in the executive summaries. Further, Staff will have such access to the Applicants’ and its affiliates books and records as is reasonable
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and necessary for it to conduct, from time to time, audits and reviews of Project construction expenditures. Any audits or reviews will be conducted at the election of Staff, with the further understanding, however, that the Applicants and Staff will cooperate to ensure that such audits or reviews are reasonably scheduled. The Applicants will cooperate with, and fully respond to, reasonable information requests from Staff, and Staff will cooperate with the Applicants with respect to any information requested by Staff that the Applicants consider to be confidential and, therefore, deserving of protection from release. To the extent that the Staff does not agree that information requested from the Applicants is confidential, the Staff will be free to advocate to the Commission that such information should not be afforded the protections of confidential treatment.

Further, for purposes of future base rate or other rate proceedings, the Staff shall retain its audit and review authority in order to investigate and make recommendations to the Commission concerning the reasonableness and prudence of expenditures at Ft. Martin, and the proper allocation of costs between and among the Ft. Martin and Hatfield projects.

D.	Determination of Environmental Control Charge

13.    As stated previously in the FO Joint Stipulation, and as described and provided for in detail in the subsequent Financing Order, the ECC is the amount needed to recover the Environmental Control Costs and Financing Costs. The Parties agree and recommend that the Applicants’ should be allowed to recover an ECC from their electric customers in West Virginia that reflects the amendments in this Joint Stipulation to Modify Financing Order to the maximum amounts of Environmental Control Costs and Financing Costs that the Applicants may finance through the issuance of Environmental Control Bonds. The Parties agree, therefore, that Appendix A to this Joint Stipulation to
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Modify Financing Order is a reasonable estimate of the expected impact of the estimated ECC for each of the Applicants’ customer classes based upon demand levels and the above described modifications to the maximum amounts of Environmental Control Costs and Financing Costs that may be financed under a modified Financing Order. The estimates shown in Appendix A are based on the following modifications to which the Parties have agreed and other assumptions from the FO Joint Stipulation: (i) a maximum amount of estimated Environmental Control Costs to be financed of $450 million and estimated aggregate recoverable Upfront Financing Costs of $16.5 million; (ii) the Project construction schedule; (iii) a single issuance of Environmental Control Bonds (as compared to the Applicants’ prior assumption that the Environmental Control Bonds would be issued in two series); (iv) an allocation of Financing Costs among customer classes identical to that previously agreed to and recommended by the Parties in the FO Joint Stipulation; and (v) the recovery of Ongoing Financing Costs consistent with the provisions of the Financing Order. The Parties agree that the final characteristics of the Environmental Control Bonds, including but not limited to the timing, principal amount, interest rate, and term of each issuance, as well as the allocation of costs to customer classes based on forecasted demand relative to other classes, may differ from the estimates set forth in Appendix A.

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E.	Rate Treatment for Actual Environmental Control Costs in Excess of $450 million

14.    As stated in Paragraph 10, above, the Applicants have informed the other Parties that the current Project construction cost estimate is $550 million. The Parties have agreed that to the extent the amount of actual Environmental Control Costs exceeds the $450 million maximum amount discussed in Section III. A, above, for financing through Environmental Control Bonds, the Applicants may seek recovery of the excess amounts in subsequent rate proceedings where all Parties will be free to take whatever position they deem appropriate concerning the recovery of any excess amounts.

15.    To the extent that actual Environmental Control Costs exceed the $450 million maximum for securitization financing during the construction period and prior to the inclusion of any amounts in excess of $450 million in the Applicants’ base rates in West Virginia, the Parties agree that the Applicants’ may seek recovery of an overall rate-of-return (“Return”), and associated and appropriate taxes, on such Project CWIP expenditures as part of the Applicants’ annual Expanded Net Energy Charge (“ENEC”) proceedings. The procedures for ENEC recovery of Project CWIP expenditures will be as follows:

a.    For the first ENEC period in which the Applicants propose to recover a Return, and associated and appropriate taxes, on Project CWIP expenditures, the Applicants may seek approval of a surcharge (“Project Surcharge”) that is based on a Return, and associated and appropriate taxes, on all such Project CWIP expenditures and allowance for funds used during construction (“AFUDC”) accruals on Project CWIP
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expenditures through the end of the associated ENEC actual cost review period (“Project CWIP balances”).

b.    For determining the Project Surcharge, the Return on such Project CWIP balances will be determined according to: (i) a capital structure for the Applicants based on a thirteen (13)-month average of the amounts of common equity, long-term debt, short-term debt and preferred equity as of the end of the twelve-month actual ENEC cost period under review; (ii) the Applicants’ then authorized rate-of-return on common equity during such review period; and (iii) cost of debt components determined according to thirteen (13)-month average of the Applicants’ cost of long- and short-debt and preferred equity as of the end of the ENEC review period.

c.    Project CWIP balances that are afforded a Return, and associated and appropriate taxes, through a Project Surcharge will not be subject to the further accrual of AFUDC. Subsequent Project CWIP expenditures in excess of the amounts earning a Return through a Project Surcharge will be subject to the accrual of AFUDC during the construction period until such time as those Project expenditures are included in a Project Surcharge in subsequent ENEC proceedings or in base rates.

d.    If any portions of Project CWIP balances are transferred from CWIP to electric plant in service by September 30 of the year in which Applicants submit an ENEC review filing for the next ENEC forecast period, in addition to a Return and associated and appropriate taxes on such electric plant in service balances, the Project Surcharge for that ENEC forecast period may also include the recovery of depreciation to be incurred over the succeeding ENEC forecast period associated with such electric plant
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in service in excess of the $450 million maximum for securitization financing. If an allowance for depreciation is included in the Project Surcharge, the electric plant in service balances used in determining the Project Surcharge shall be net of accumulated depreciation over the ENEC forecast period.

e.    Recovery of the Project Surcharge will not be subject to true-up or deferred accounting for regulatory purposes.

f.    Upon the inclusion of Project CWIP balances in the Applicants’ base rates, the Project Surcharge will terminate.

16.    The Parties agree and support the treatment for Project CWIP balances described in this Section E, but reserve their respective rights to take any position they deem appropriate regarding the actual amounts to be recovered in Project Surcharges in the annual ENEC review proceedings.

F.	Amendment of Certificate of Public Convenience and Necessity for Project

17.    The Parties agree and recommend that the Commission amend the Applicants’ certificate of public convenience and necessity for the Project as requested by the Applicants’ Petitions to Reopen and Amend and as described in this Joint Stipulation and Agreement to Modify Financing Order.

IV.	Modifications to Transaction Structure

18. The Parties agree and recommend that Finding of Fact Paragraph No. 21 and Ordering Paragraph No. 72 of the Financing Order should be modified as indicated in Appendix B to this Joint Stipulation to Modify Financing Order. These modifications to the transaction structure-related provisions of the Financing Order concerning the Grantor
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Trust would afford the Applicants’ SPEs the flexibility to elect to issue Environmental Control Bonds directly to the public without the use of the Grantor Trust or the Grantor Trust’s issuance of Certificates, which would, in turn, make the transaction less complex and potentially broaden the market base for the Environmental Control Bonds.

V.	Disposition of Consolidated Cases and Related Matters

19.   The Parties agree that this Joint Stipulation to Modify Financing Order resolves all the issues in contention among the Parties regarding the Applicants Petitions to Reopen and Modify.

20.    This Joint Stipulation to Modify Financing Order is entered into subject to the acceptance and approval of the Commission. It results from a review of the information filed by the Applicants, the other Parties’ review of that information, and extensive discussions. It reflects compromises by the Parties and is being proposed to expedite the resolution of these matters and to make time-consuming and costly hearings unnecessary to the benefit of the Applicants’ respective customers generally.

21.    This Joint Stipulation to Modify Financing Order also reflects the Parties’ shared belief that financing the maximum amount of $450 million of Project Environmental Control Costs and $16.5 million of Financing Costs through securitization financing continues to be a significant cost benefit to the Applicants’ electric customers in West Virginia and, accordingly, the Parties recommend and urge the Commission to review this Joint Stipulation and issue a modified Financing Order consistent with the provisions herein in an expedited fashion to ensure that the Project is not delayed and that
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any Environmental Control Bonds issued under the authority of a modified Financing Order can reflect the most beneficial financial market rates.

22.    This Joint Stipulation to Modify Financing Order is made without any admission or prejudice to any other positions that may be taken by any party on other issues, or to positions that may be taken by any party on the same or similar issues in subsequent proceedings, except to the extent to enforce the provisions agreed to herein.

23.    The Parties agree this Joint Stipulation to Modify Financing Order is in the public interest and represents a consensus by parties representing a broad range of interests. The settlement is fair, reasonable and supported by the record. The Parties acknowledge that it is the Commission’s discretion, however, to accept, reject or modify any Joint Stipulation. In the event that this Joint Stipulation to Modify Financing Order is rejected or modified by the Commission, it is expressly understood by the Parties that they are not bound to accept this Joint Stipulation to Modify Financing Order as modified or rejected and may avail themselves of whatever rights are available to them by law including proceeding to hearing, and may pursue fully all issues and positions herein as if no proposed settlement or stipulation existed. In such circumstances, this Joint Stipulation shall not he admissible as to that party for any purpose other than enforcement of this paragraph.

WHEREFORE, the Parties respectfully request that the Commission make appropriate findings of fact and conclusions of law adopting and approving this Joint Stipulation and Agreement to Modify Financing Order as soon as practicable:

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a.
To amend the Applicants’ certificate of public convenience and necessity for the Project as requested by the Applicants’ Petitions to Reopen and Amend and as described in this Joint Stipulation and Agreement to Modify Financing Order;

b.	To authorize the Applicants to finance and recover from the Proceeds of Environmental Control Bonds up to $450 million in Project-related Environmental Control Costs;

c.
To decrease the maximum amount of Financing Costs to be recovered from Environmental Control Bond proceeds from $27 million to $16.5 million, exclusive of the costs for the Financial Advisor by decreasing the Indirect Financing Cost Cap from $14.25 million to $1.0 million and increasing the Direct Financing Cost Cap from $12.75 million to $15.5 million;

d.
To authorize the Applicants to impose Environmental Control Charges on the Applicants’ West Virginia customers in amounts that reflect the increased authorizations to issue Environmental Control kinds (in an amount up to $466.5 million, plus Financial Advisor Costs) as set forth herein;

e.
To allow the Applicants to seek recovery in ENEC review proceedings of a rate-of-return, plus associated and appropriate taxes, on Project CWIP expenditures in excess of $450 million through a Project Surcharge, as further detailed in this Joint Stipulation and Agreement to Modify Financing Order;

f.	To reflect the provisions contained in this Joint Stipulation and Agreement to Modify Financing Order concerning the Commission Staffs audit and review of Project expenditures;

g.	To modify certain transaction structure-related provisions of the Financing Order, as detailed in Appendix B hereto; and

h.
To make such other changes and modifications to the Financing Order as may be necessary or convenient to accomplish the purposes set forth in the Applicants’ Petitions to Reopen and Amend and in this joint Stipulation and Agreement to Modify Financing Order.

(signature pages follow)

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Respectfully submitted this 18th day of December 2006.

MONONGAHELA POWER COMPANY
and
THE POTOMAC EDISON COMPANY
each d/b/a ALLEGHENY POWER

By Counsel

Michael A. Albert, Esq. (WVSB #92)
Christopher L. Callas, Esq. (WVSB #5991)
JACKSON KELLY PLLC
Post Office Box 553
Charleston, WV 25322
(304) 340- 1000

Kathryn L. Patton, Esq. Gerald R. Deaver, Esq. Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601 - 1689 (724) 838-6000

THE STAFF OF THE PUBLIC SERVICE COMMISSION OF WEST VIRGINIA

By Counsel

Caryn Watson Short (State Bar No. 4962)
Leslie J. Anderson (State Bar No. 5777) Public Service Commission P. O. Box 812 Charleston, WV 25323

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THE CONSUMER ADVOCATE DIVISION OF THE PUBLIC SERVICE COMMISSION OF WEST VIRGINIA

By Counsel

Billy Jack Gregg (State Bar No. 1481) Consumer Advocate Division 7th Floor, Union Building 723 Kanawha Boulevard, East Charleston, West Virginia 25301

WEST VIRGINIA ENERGY USERS GROUP

By Counsel

Susan J. Riggs (State Bar No. 5246)
SPILMAN THOMAS & BATTLE, PLLC Spilman Center 300 Kanawha Blvd., East Charleston, WV 25301

Derrick P. Williamson McNEES WALLACE & NURICK LLC 100 Pine Street P. O. Box 1166 Harrisburg, PA 17108 - 1166

AMERICAN BITUMINOUS POWER PARTNERS, L.P.

By Counsel

E. Dandridge McDonald, Esq. (State Bar No. 2439) Steptoe & Johnson PLLC P. O. Box 1588 Charleston, WV 25326 - 1588

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THE CONSUMER ADVOCATE DIVISION OF THE PUBLIC SERVICE COMMISSION OF WEST VIRGINIA

By Counsel

Billy Jack Gregg (State Bar No. 1481) Consumer Advocate Division 7th Floor, Union Building 723 Kanawha Boulevard, East Charleston, West Virginia 25301

WEST VIRGINIA ENERGY USERS GROUP

By Counsel

Susan J. Riggs (State Bar No. 5246) SPILMAN THOMAS & BATTLE, PLLC Spilman Center 300 Kanawha Blvd., East Charleston, WV 25301

Derrick P. Williamson McNEES WALLACE & NURICK LLC 100 Pine Street P. O. Box 1166 Harrisburg, PA 17108-1166

AMERICAN BITUMINOUS POWER PARTNERS, L.P.

By Counsel

E. Dandridge McDonald, Esq. (State Bar No. 2439) Steptoe & Johnson PLLC P. O. Box 1588 Charleston, WV 25326-1588

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THE CONSUMER ADVOCATE DIVISION OF THE PUBLIC SERVICE COMMISSION OF WEST VIRGINIA

By Counsel

Billy Jack Gregg (State Bar No. 1481) Consumer Advocate Division 7th Floor, Union Building 723 Kanawha Boulevard, East Charleston, West Virginia 25301

WEST VIRGINIA ENERGY USERS GROUP

By Counsel

Susan J. Riggs (State Bar No. 5246) SPILMAN THOMAS & BATTLE, PLLC Spilman Center 300 Kanawha Blvd., East Charleston, WV 25301

Derrick P. Williamson McNEES WALLACE & NURICK LLC 100 Pine Street P. O. Box 1166 Harrisburg, PA 17108-1166

AMERICAN BITUMINOUS POWER PARTNERS, L.P.

By Counsel

E. Dandridge McDonald, Esq. (State Bar No. 2439) Steptoe & Johnson PLLC P. O. Box 1588 Charleston, WV 25326-1588

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WEST VIRGINIA STATE BUILDING AND CONSTRUCTION TRADES COUNCIL, AFL-CIO

By Counsel

Vincent Trivelli, Esq. (State Bar No. 8015) 178 Chancery Row Morgantown, WV 26505

Appendix A

ALLEGHENY POWER
Monongahela Power (WV) and Potomac Edison (WV)
Table of Securitization Surcharge Rates

	Monongahela Power Co (WV) Rate Schedule
	A	B	C	CSH	D		K		P		AGS		Lighting[1]
	$/kWh	$/kWh	$/kWh	$/kWh	$/kW	$/kWh	$/kVA	$/kWh	$/kVA	$/kWh	$/kW	$/kWh	$/kWh
2/1/2007	$0.00351	$0.00373	$0.00326	$0.00443	$0.52	$0.00169	$0.504	$0.00163	$0.456	$0.00137	$0.054	$0.00033	$0.00205
2008	$0.00350	$0.00375	$0.00331	$0.00421	$0.54	$0.00175	$0.523	$0.00169	$0.475	$0.00142	$0.056	$0.00037	$0.00211
2009	$0.00348	$0 00369	$0.00325	$0.00412	$0.53	$0.00173	$0.519	$0.00168	$0.475	$0.00143	$0.056	$0.00037	$0.00209
2010	$0.00343	$0.00361	$0.00318	$0.00402	$0.53	$0.00170	$0.512	$0.00166	$0.471	$0.00141	$0.056	$0.00037	$0.00206
2011	$0.00337	$0.00354	$0.00313	$0.00395	$0.52	$0.00168	$0.506	$0.00164	$0.467	$0.00140	$0.055	$0.00036	$0.00204
2012	$0.00331	$0.00345	$0.00305	$0.00384	$0.51	$0.00165	$0.497	$0.00161	$0.461	$0.00138	$0.055	$0.00036	$0.00201
2013	$0.00326	$0.00340	$0.00300	$0.00376	$0.50	$0.00163	$0.492	$0.00159	$0.458	$0.00138	$0.054	$0.00036	$0.00199
2014	$0.00320	$0.00333	$0.00294	$0.00367	$0.49	$0.00160	$0.485	$0.00157	$0.454	$0.00136	$0.054	$0.00035	$0.00196
2015	$0.00314	$0.00326	$0.00288	$0.00358	$0.49	$0.00158	$0.478	$0.00155	$0.450	$0.00135	$0.053	$0.00035	$0.00194
2016	$0.00307	$0.00319	$0.00282	$0.00349	$0.48	$0.00155	$0.471	$0.00153	$0.444	$0.00134	$0.053	$0.00035	$0.00191
2017	$0.00302	$0.00313	$0.00277	$0.00343	$0.47	$0.00153	$0.465	$0.00151	$0.441	$0.00133	$0.052	$0.00034	$0.00189
2018	$0.00297	$0.00308	$0.00272	$0.00335	$0.47	$0.00151	$0.459	$0.00149	$0.437	$0.00131	$0.052	$0.00034	$0.00187
2019	$0.00291	$0.00301	$0.00266	$0.00327	$0.46	$0.00148	$0.452	$0.00147	$0.432	$0.00130	$0.051	$0.00034	$0.00185
2020	$0.00285	$0.00295	$0.00261	$0.00319	$0.45	$0.00145	$0.443	$0.00144	$0.424	$0.00127	$0.050	$0.00033	$0.00181
2021	$0.00281	$0.00291	$0.00257	$0.00313	$0.44	$0.00143	$0.437	$0.00142	$0.419	$0.00126	$0.050	$0.00033	$0.00178
2022	$0.00276	$0.00286	$0.00253	$0.00307	$0.43	$0.00141	$0.429	$0.00139	$0.413	$0.00124	$0.049	$0.00032	$0.00175
2023	$0.00237	$0.00246	$0.00217	$0.00262	$0.37	$0.00121	$0.368	$0.00119	$0.355	$0.00107	$0.042	$0.00028	$0.00150

	Potomac Edison Co (WV) Rate Schedule
	R	G	E	CSH	PH		PP		LP		AGS		Lighting[2]
	$/kWh	$/kWh	$/kWh	$/kWh	$/kW	$/kWh	$/kVA	$/kWh	$/kVA	$/kWh	$/kW	$/kWh	$/kWh
2/1/2007	$0.00351	$0.00373	$0.00326	$0.00443	$0.52	$0.00169	$0.504	$0.00163	$0.456	$0.00137	$0.054	$0.00033	$0.00205
2008	$0.00350	$0.00375	$0.00331	$0.00421	$0.54	$0.00175	$0.523	$0.00169	$0.475	$0.00142	$0.056	$0.00037	$0.00211
2009	$0.00348	$0.00369	$0.00325	$0.00412	$0.53	$0.00173	$0.519	$0.00168	$0.475	$0.00143	$0.056	$0.00037	$0.00209
2010	$0.00343	$0.00361	$0.00318	$0.00402	$0.53	$0.00170	$0.512	$0.00166	$0.471	$0.00141	$0.056	$0.00037	$0.00206
2011	$0.00337	$0.00354	$0.00313	$0.00395	$0.52	$0.00168	$0.506	$0.00164	$0.467	$0.00140	$0.055	$0.00036	$0.00204
2012	$0.00331	$0.00345	$0.00305	$0.00384	$0.51	$0.00165	$0.497	$0.00161	$0.461	$0.00138	$0.055	$0.00036	$0.00201
2013	$0.00326	$0.00340	$0.00300	$0.00376	$0.50	$0.00163	$0.492	$0.00159	$0.458	$0.00138	$0.054	$0.00036	$0.00199
2014	$0.00320	$0.00333	$0.00294	$0.00367	$0.49	$0.00160	$0.485	$0.00157	$0.454	$0.00136	$0.054	$0.00035	$0.00196
2015	$0.00314	$0.00326	$0.00288	$0.00358	$0.49	$0.00158	$0.478	$0.00155	$0.450	$0.00135	$0.053	$0.00035	$0.00194
2016	$0.00307	$0.00319	$0.00282	$0.00349	$0.48	$0.00155	$0.471	$0.00153	$0.444	$0.00134	$0.053	$0.00035	$0.00191
2017	$0.00302	$0.00313	$0.00277	$0.00343	$0.47	$0.00153	$0.465	$0.00151	$0.441	$0.00133	$0.052	$0.00034	$0.00189
2018	$0.00297	$0.00308	$0.00272	$0.00335	$0.47	$0.00151	$0.459	$0.00149	$0.437	$0.00131	$0.052	$0.00034	$0.00187
2019	$0.00291	$0.00301	$0.00266	$0.00327	$0.46	$0.00148	$0.452	$0.00147	$0.432	$0.00130	$0.051	$0.00034	$0.00185
2020	$0.00285	$0.00295	$0.00261	$0.00319	$0.45	$0.00145	$0.443	$0.00144	$0.424	$0.00127	$0.050	$0.00033	$0.00181
2021	$0.00281	$0.00291	$0.00257	$0.00313	$0.44	$0.00143	$0.437	$0.00142	$0.419	$0.00126	$0.050	$0.00033	$0.00178
2022	$0.00276	$0.00286	$0.00253	$0.00307	$0.43	$0.00141	$0.429	$0.00139	$0.413	$0.00124	$0.049	$0.00032	$0.00175
2023	$0.00237	$0.00246	$0.00217	$0.00262	$0.37	$0.00121	$0.368	$0.00119	$0.355	$0.00107	$0.042	$0.00028	$0.00150

1 Includes Rate Schedules SL-P, MV, SV. EMU, MU and LIT

2 Includes Rate Schedules OL, AL, MSL, SL, EMU and MU

Appendix B

The Parties recommend that the Financing Order be modified according to the black-lined additions and deletions, as indicated below:

Modification to Finding of Fact Paragraph No. 21:

21.    Each Applicant proposes to form a wholly-owned Delaware limited liability company that is authorized to do business solely in the State of Nevada (the “First Tier Subsidiary”). Each First Tier Subsidiary will then form a bankruptcy-remote, Delaware limited liability company (each a “Special Purpose Entity” or “SPE”) to serve as issuer of Environmental Control Bonds in the transaction, with the First Tier Subsidiary holding the entire membership interest in the SPE and thus making the SPE a disregarded entity for Federal and state income tax purposes. The purpose of each SPE will be essentially limited to (a) acquiring the Environmental Control Property from the First Tier Subsidiary, an acquisition funded by the proceeds generated by the SPE’s issuance of Environmental Control Bonds and (b) acquiring other assets directly or indirectly from an Applicant, which other acquisition or acquisitions are funded by proceeds generated by the SPE’s issuance of other SPE evidences of indebtedness, provided in any case that such acquisition or issuance is approved by a future order of this Commission and does not adversely affect the credit rating on any outstanding Environmental Control Bonds issued by such SPE.

Modification to Ordering Paragraph No. 72:

72.    Subject to the review of the Financial Advisor and the approval of the Commission, and subject to the Statutory Requirement and the Lowest Cost Objective, the Applicantsshall be afforded flexibility:

a.    except as otherwise provided in this Financing Order, ~~the Applicants shall be afforded flexibility~~ in determining the final terms of each series of the ~~Certificates and the~~ Environmental Control Bonds and, as applicable, the Certificates, including payment dates and legal final maturity dates, interest rates (or the method of determining interest rates), the terms of any interest rates swap agreement or similar agreement, the creation and funding of, if any, capital, reserve and over-collateralization subaccounts, and the levels of administration and servicing costs, underwriting costs and other Financing Cost;

b.    notwithstanding references in this Financing Order to the issuance of the Environmental Control Bonds to the Grantor Trust and the

issuance of Certificates by the Grantor Trust, in determining whether the Environmental Control Bonds should be issued directly to the public without the use of the Grantor Trust or the Grantor Trust’s issuance of Certificates; and

c.    in determining whether each SPE should issue other evidences of indebtedness in addition to the Environmental Control Bonds, and in this instance to specify in the SPE’s limited liability company agreement that the SPE may (but shall not be required to) issue other evidences of indebtedness; provided that any such issuance or specification is approved by a future order of this Commission and does not adversely affect the credit ratings on Environmental Control Bonds issued by such SPE.